Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

BY

NABI BIOPHARMACEUTICALS

UP TO $23,000,000 IN VALUE OF SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE NOT GREATER THAN $1.72

NOR LESS THAN $1.58 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, AT THE END OF THE DAY, NEW YORK CITY TIME, ON MONDAY, JULY 30, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Nabi Biopharmaceuticals (“Nabi,” the “Company,” “we,” “us,” or “our”) invites our stockholders to tender shares of our common stock, $0.10 par value per share (the “Shares”) at a purchase price of not greater than $1.72 nor less than $1.58 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

We are offering to purchase up to $23,000,000 in value of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, we will determine a single per Share price that we will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. We will select the single lowest price per Share (in multiples of $0.02) (the “Purchase Price”) within the price range for the Offer that will allow us to purchase $23,000,000 in value of Shares. If Shares having an aggregate value of less than $23,000,000 are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the same price regardless of whether the stockholder tendered at a lower price. However, because of the proration provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if, based on the Purchase Price, Shares having an aggregate value in excess of $23,000,000 are properly tendered and not properly withdrawn Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date. We reserve the right, in our sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. See Sections 1 and 3.

In accordance with the rules of the Securities and Exchange Commission, in the event that more than $23,000,000 in value of Shares are tendered in the Offer at or below the Purchase Price, we may exercise our right to amend the Offer to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Date. We also expressly reserve the right, in our sole discretion, to purchase additional Shares, subject to applicable law and the limits set forth in the Transaction Agreement. See Sections 1 and 14.

At the maximum Purchase Price of $1.72 per Share, we would purchase 13,372,093 Shares if the Offer is fully subscribed, which would represent approximately 31.19% of the issued and outstanding Shares as of July 1, 2012, the last day before we commenced the Offer. At the minimum Purchase Price of $1.58 per Share, we would purchase 14,556,962 Shares if the Offer is fully subscribed, which would represent approximately 33.95% of our issued and outstanding Shares as of July 1, 2012.

The Offer is not conditioned upon the receipt of any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

The Shares are listed on the NASDAQ Global Select Market (“NASDAQ”) and trade under the symbol “NABI.” On June 29, 2012, the last full trading day before we commenced the Offer, the last reported sale price of the Shares was $1.58 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares. See Section 7.

If you have questions or need assistance, you should contact the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. If you require additional copies of this Offer to Purchase, the Letter of Transmittal or other related materials, you should contact the Information Agent.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

Offer to Purchase dated July 2, 2012

IMPORTANT

OUR BOARD OF DIRECTORS HAS AUTHORIZED US TO MAKE THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE INFORMATION AGENT OR DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER THEM. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

The Transaction

On April 22, 2012, before we commenced the Offer, we entered into a Merger Implementation Agreement (the “Transaction Agreement”) by and between Nabi and Biota Holdings Limited (“Biota”), pursuant to which Nabi will acquire all of the outstanding shares of Biota in exchange for shares of Nabi common stock, and Biota will become a wholly-owned subsidiary of Nabi (the “Transaction”). Immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. Pursuant to the terms of the Transaction Agreement, the completion of the Transaction is conditioned on, among other things, Nabi having a closing net cash balance of no less than $54 million after satisfying outstanding liabilities. Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital. After the completion of the Offer but prior to the completion of the Transaction, Nabi plans to declare a dividend or implement a return of capital, as applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities. Such remaining cash amount is currently expected to be in the range of approximately $2 million to $5 million. The completion of the Offer is not conditioned upon the completion of the Transaction. Furthermore, the completion of the Transaction is not conditioned upon the completion of the Offer. However, we shall have the right to terminate the Offer if the Transaction Agreement is terminated in accordance with its terms. Please see Section 6 below for a description of conditions to the completion of the Offer. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A.

The foregoing description of the Transaction, including the Transaction Agreement, is qualified in its entirety by reference to our preliminary proxy statement related to the Transaction, which is in preliminary form and is subject to completion (the “Preliminary Proxy Statement”) attached hereto as Annex A, which is incorporated herein by reference and contains, among other things, a copy of the Transaction Agreement and a description of the Transaction and related matters, including the pro forma financial information. Nabi currently plans to file with the Securities and Exchange Commission and distribute a definitive form of the proxy statement after the completion of this Offer. See Sections 2 and 10.

Considerations by Nabi’s Board of Directors If the Transaction is Not Completed

After the completion of the Offer, in the event that the Transaction is not completed, either because of the failure of either our or Biota’s stockholders to approve the Transaction, or the failure of another condition to completion of the Transaction, our Board of Directors will consider the liquidation and dissolution of Nabi. If our Board of Directors determines that liquidation and dissolution is advisable, it will approve a plan of liquidation and dissolution and submit it to our stockholders for their approval. If our Board of Directors recommends liquidation and dissolution to the stockholders, a meeting of our stockholders to consider any proposed plan of liquidation and dissolution likely would not be held until approximately three or four months after the termination of the Transaction Agreement. Thereafter, if the plan is approved by stockholders, it will take us no less than three years to complete the dissolution and winding-up process and distribute all remaining assets to our stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”).

Following stockholder approval of a plan of liquidation and dissolution and the filing of a certificate of dissolution with the Secretary of State of the State of Delaware but prior to the completion of the dissolution and winding-up process, we likely will make one or more initial or interim liquidating distribution to our stockholders of a majority of our remaining cash assets, which distribution amounts will depend on known, unknown, contingent and pending claims at the time of the distributions. We currently estimate such initial or interim liquidating distributions to be approximately $1.42 to $1.59 per share in the aggregate (assuming we purchase 13,372,093 Shares in the Offer, which is based on the Offer being fully subscribed at the maximum Purchase Price, and no other changes to our currently outstanding number of Shares) or $1.48 to $1.66 per share in the aggregate (assuming we purchase 14,556,962 Shares in the Offer, which is based on the Offer being fully subscribed at the minimum Purchase Price, and no other changes to our currently outstanding number of Shares). The estimated range of the liquidating distributions described in the preceding sentence is based on Nabi having cash of $92.7 million as of June 30, 2012, less approximately $2.5 million of estimated operating expenses until September 30, 2012, less approximately $23.2 million to be used for purchasing Shares in this Offer (including related fees and expenses), and less a reserve of approximately $20 million to $25 million in the aggregate to pay, and make provision for, existing and future contingent and potential claims and liabilities, including severance payments and transaction-related fees and liabilities, expenses related to continuing operations including making required regulatory filings and the establishment of a mechanism for collecting and distributing any future distributions, milestone or royalty payments under existing agreements with respect to NicVAX® (Nicotine Conjugate Vaccine) and Phoslyra® . The estimated reserve amount of approximately $20 million to $25 million in the aggregate includes approximately $5 million to $10 million to be set aside for the satisfaction of future contingent and potential claims and liabilities in accordance with the DGCL. The amount remaining from the $5 million to $10 million reserve, if any, together with any other remaining assets, after satisfying Nabi’s remaining, actual, contingent or potential claims and liabilities will be distributed to the stockholders. We currently are unable to predict the precise nature, amount or timing of the liquidating distributions described above. The range of the liquidating distributions and the other amounts referred to in this paragraph are preliminary estimates based on the information currently available to Nabi and are subject to change based on factors currently unknown to Nabi that may affect its remaining cash in the future, such as additional expenditures and/or liabilities. Therefore, the actual amounts of the liquidating distributions may be significantly lower than our current estimates.

*  *  *  *  *

If you want to tender all or part of your Shares, you must do one of the following before 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012, or any later time and date to which the Offer may be extended:

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•

if you hold Shares in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, certificates for your Shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer;

•	if you are an institution participating in The Depository Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase; or

•

if you are a holder of vested stock options to purchase Shares under the Company’s equity compensation plans, you may exercise your vested stock options and tender any of the Shares issued upon exercise in accordance with the Company’s policies and procedures for the applicable equity plan.

If you wish to maximize the chance that your Shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at a Price Determined Pursuant to the Offer.” If you agree to accept the purchase price determined in the Offer, your Shares will be deemed to be tendered at the minimum price of $1.58 per share. You should understand that this election may lower the purchase price paid for all purchased Shares in the Offer and could result in your Shares being purchased at the minimum price of $1.58 per Share. The closing market price on NASDAQ for the Shares on June 29, 2012, the last full trading day before we commenced the Offer, was $1.58. See Section 3.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, THE DEPOSITARY OR THE INFORMATION AGENT.

Questions and requests for assistance may be directed to Morrow & Co., LLC, the Information Agent for the Offer, at the telephone number and address on the back cover of this Offer to Purchase. You may request additional copies of this Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of this Offer to Purchase.

ANNEX A Preliminary Proxy Statement

SUMMARY TERM SHEET

This summary highlights material information from this Offer to Purchase, but it does not describe the Offer to the same extent as it is described elsewhere in this Offer to Purchase. To understand the Offer fully, and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics in this summary. As used in this Offer to Purchase, “we,” “us,” “our,” “Nabi” or “the Company” refers to Nabi Biopharmaceuticals.

Who is offering to purchase Shares?

The issuer of the Shares, Nabi Biopharmaceuticals, is offering to purchase your Shares. See Section 1.

How many Shares is Nabi offering to purchase?

We are offering to purchase up to $23,000,000 in value of Shares in the Offer (or a lower amount if not enough Shares are properly tendered to allow us to purchase $23,000,000 in value of Shares). See Sections 1 and 2.

At the maximum Purchase Price of $1.72 per Share, we would purchase 13,372,093 Shares if the Offer is fully subscribed, which would represent approximately 31.19% of the issued and outstanding Shares as of July 1, 2012. At the minimum Purchase Price of $1.58 per Share, we would purchase 14,556,962 Shares if the Offer is fully subscribed, which would represent approximately 33.95% of the issued and outstanding Shares as of July 1, 2012.

In addition, if more than $23,000,000 in value of Shares are tendered in the Offer at or below the Purchase Price, we may exercise our right to amend the Offer to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Date. We also expressly reserve the right, in our sole discretion, to purchase additional Shares, subject to applicable law and the limits set forth in the Transaction Agreement. See Section 14.

The Offer is not conditioned on any minimum number of Shares being tendered by stockholders but is subject to certain other conditions. See Section 6.

What will be the purchase price for the Shares and what will be the form of payment?

We are conducting this Offer through a procedure commonly called a “modified Dutch auction.” This procedure allows you to select the price within a price range specified by us at which you are willing to sell your Shares. The price range for the Offer is $1.58 to $1.72 per Share. See Section 1.

We will select the single lowest purchase price (in multiples of $0.02) (the “Purchase Price”) within the price range for the Offer that will allow us to purchase $23,000,000 in value of Shares at such price or, if a lesser number of Shares are properly tendered, such lesser number of Shares as are properly tendered. We will purchase all Shares acquired in the Offer at the Purchase Price, even if you have selected a purchase price lower than the Purchase Price, but we will not purchase any Shares tendered at a price above the Purchase Price. See Sections 1 and 2.

If you wish to maximize the chance that your Shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the Purchase Price we determine. You should understand that this election may have the effect of lowering the Purchase Price and could result in your Shares being purchased at the minimum price of $1.58 per Share. The closing market price on NASDAQ for the Shares on June 29, 2012, the last full trading day before we commenced the Offer, was $1.58. The minimum purchase price of $1.58 per share could be below the closing market price for the Shares on NASDAQ on the Expiration Date. See Section 3.

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If your Shares are purchased in the Offer, you will receive the Purchase Price, net to the seller in cash, less any applicable withholding taxes and without interest, promptly after the Expiration Date. Under no circumstances will we pay interest on the Purchase Price, including but not limited to, by reason of any delay in making payment. The Offer is scheduled to expire at 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012, unless the Offer is extended by us. See Sections 1 and 5.

What is the Transaction Agreement and how is it related to the Offer?

On April 22, 2012, before we commenced the Offer, we entered into the Transaction Agreement, pursuant to which Nabi will acquire all of the outstanding shares of Biota in exchange for shares of Nabi common stock, and Biota will become a wholly-owned subsidiary of Nabi. Immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. Pursuant to the terms of the Transaction Agreement, the completion of the Transaction is conditioned on, among other things, Nabi having a closing net cash balance of no less than $54 million after satisfying outstanding liabilities. Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital. After the completion of the Offer but prior to the completion of the Transaction, Nabi plans to declare a dividend or implement a return of capital, as applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities. Such remaining cash amount is currently expected to be in the range of approximately $2 million to $5 million. The completion of the Offer is not conditioned upon the completion of the Transaction. Furthermore, the completion of the Transaction is not conditioned upon the completion of the Offer. However, we shall have the right to terminate the Offer if the Transaction Agreement is terminated in accordance with its terms. Please see Section 6 below for a description of conditions to the completion of the Offer. The foregoing description of the Transaction, including the Transaction Agreement, is qualified in its entirety by reference to the Preliminary Proxy Statement attached hereto as Annex A, which is incorporated herein by reference and contains, among other things, a copy of the Transaction Agreement and a description of the Transaction and related matters, including the pro forma financial information. See Sections 2, 6 and 10.

What will happen if the Transaction is not completed?

After the completion of the Offer, in the event that the Transaction is not completed, either because of the failure of either our or Biota’s stockholders to approve the Transaction, or the failure of another condition to completion of the Transaction, our Board of Directors will consider the liquidation and dissolution of Nabi. If our Board of Directors determines that liquidation and dissolution is advisable, it will approve a plan of liquidation and dissolution and submit it to our stockholders for their approval. If our Board of Directors recommends liquidation and dissolution to the stockholders, a meeting of our stockholders to consider any proposed plan of liquidation and dissolution likely would not be held until approximately three or four months after the termination of the Transaction Agreement. Thereafter, if the plan is approved by stockholders, it will take us no less than three years to complete the dissolution and winding-up process and distribute all remaining assets to our stockholders in accordance with the DGCL.

Following stockholder approval of a plan of liquidation and dissolution and the filing of a certificate of dissolution with the Secretary of State of the State of Delaware but prior to the completion of the dissolution and winding-up process, we likely will make one or more initial or interim liquidating distribution to our stockholders of a majority of our remaining cash assets, which distribution amounts will depend on known, unknown, contingent and pending claims at the time of the distributions. We currently estimate such initial or interim liquidating distributions to be approximately $1.42 to $1.59 per share in the aggregate (assuming we purchase 13,372,093 Shares in the Offer, which is based on the Offer being fully subscribed at the maximum

Purchase Price, and no other changes to our currently outstanding number of Shares) or $1.48 to $1.66 per share in the aggregate (assuming we purchase 14,556,962 Shares in the Offer, which is based on the Offer being fully subscribed at the minimum Purchase Price, and no other changes to our currently outstanding number of Shares). The estimated range of the liquidating distributions described in the preceding sentence is based on Nabi having cash of $92.7 million as of June 30, 2012, less approximately $2.5 million of estimated operating expenses until September 30, 2012, less approximately $23.2 million to be used for purchasing Shares in this Offer (including related fees and expenses), and less a reserve of approximately $20 million to $25 million in the aggregate to pay, and make provision for, existing and future contingent and potential claims and liabilities, including severance payments and transaction-related fees and liabilities, expenses related to continuing operations including making required regulatory filings and the establishment of a mechanism for collecting and distributing any future distributions, milestone or royalty payments under existing agreements with respect to NicVAX® (Nicotine Conjugate Vaccine) and Phoslyra® . The estimated reserve amount of approximately $20 million to $25 million in the aggregate includes approximately $5 million to $10 million to be set aside for the satisfaction of future contingent and potential claims and liabilities in accordance with the DGCL. The amount remaining from the $5 million to $10 million reserve, if any, together with any other remaining assets after satisfying Nabi’s remaining, actual, contingent or potential claims and liabilities will be distributed to the stockholders. We currently are unable to predict the precise nature, amount or timing of the liquidating distributions described above. The range of the liquidating distributions and the other amounts referred to in this paragraph are preliminary estimates based on the information currently available to Nabi and are subject to change based on factors currently unknown to Nabi that may affect its remaining cash in the future, such as additional expenditures and/or liabilities. Therefore, the actual amounts of the liquidating distributions may be significantly lower than our current estimates. See Sections 2 and 10.

How will Nabi pay for the Shares?

The maximum value of Shares purchased in the Offer will be $23,000,000. We expect the maximum aggregate cost of this purchase, including all fees and expenses applicable to the Offer, to be approximately $23.2 million. We will use available cash to purchase the Shares in the Offer and to pay all related fees and expenses. See Sections 5, 6 and 8.

What is the purpose of the Offer?

Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital. See Sections 2 and 10.

We believe that the tender offer set forth in this Offer to Purchase represents an efficient mechanism to provide our stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the trading of the Shares on NASDAQ) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company at no additional cost to them. Please note, however, that immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A. See Sections 2 and 10.

The Offer also provides our stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. See Sections 1 and 3.

In determining to proceed with the Offer, our management and our Board of Directors evaluated the Company’s operations, financial condition, capital needs and expectations for the period prior to the anticipated completion of the Transaction and believe that the Offer, is a prudent use of our financial resources. In addition, we expect that our current cash balances will be sufficient to satisfy our obligations and liabilities prior to the completion of the Transaction. See Section 2.

How long do I have to tender my Shares?

You may tender your Shares until the Expiration Date. The Offer will expire on Monday, July 30, 2012 at 12:00 midnight, at the end of the day, New York City time, unless we extend the Offer. We may choose to extend the Offer in our sole discretion at any time. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See Sections 1 and 14.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee holding your Shares to find out their deadline. See Section 3.

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

Yes. We can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered. We can also terminate the Offer under certain circumstances. See Sections 6 and 14.

How will I be notified if the Offer is extended or amended?

If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14. If we extend the Offer, you may withdraw your Shares until the Expiration Date, as extended. See Section 4.

Are there any conditions to the Offer?

Yes. Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions that must be satisfied in our reasonable judgment or waived by us, on or prior to the Expiration Date, including but not limited to:

•

No legal action shall have been instituted, threatened in writing, pending or taken that challenges or affects the Offer, the purchase of the Shares or the Transaction Agreement (or the Transaction pursuant to the Transaction Agreement) or materially and adversely affects our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects or otherwise materially impairs the contemplated future conduct of our business or our ability to exercise full rights of ownership or purchase and hold some or all of the Shares purchased in the Offer or our ability to complete the Transaction pursuant to the Transaction Agreement;

•

No decrease of more than 10% in the market price for the Shares or in the general level of market prices for equity securities in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on June 29, 2012 shall have occurred;

•

No material adverse change in our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects shall have occurred;

•

No determination shall have been made by us that the consummation of the Offer and the purchase of the Shares may cause us to be unable to satisfy the initial listing standards of NASDAQ immediately prior to the completion of the Transaction;

•	No termination of the Transaction Agreement shall have occurred;

•

No event shall have occurred or circumstance shall exist that would cause us to determine that there may be a reasonable likelihood that we will not have a net closing cash balance in excess of $54 million immediately prior to the completion of the Transaction pursuant to the conditions set forth in the Transaction Agreement; and

•

No determination shall have been made by us that the consummation of the Offer and the purchase of the Shares may cause the reasonable likelihood of the Shares either (i) to be held of record by less than 300 persons or (ii) to be delisted from NASDAQ or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For a more detailed discussion of these and other conditions to the Offer, please see Section 6.

How will the Offer affect the number of Shares outstanding and the number of record holders of Nabi?

As of July 1, 2012, the day before we commenced the Offer, we had 42,876,030 issued and outstanding Shares. At the maximum Purchase Price of $1.72 per Share, we would purchase 13,372,093 Shares if the Offer is fully subscribed, which would represent approximately 31.19% of our outstanding Shares as of July 1, 2012. At the minimum Purchase Price of $1.58 per Share, we would purchase 14,556,962 Shares if the Offer is fully subscribed, which would represent approximately 33.95% of our outstanding Shares as of July 1, 2012.

If the Offer is fully subscribed at the maximum Purchase Price, we will have approximately 29,503,940 Shares outstanding following the purchase of Shares tendered in the Offer. If the Offer is fully subscribed at the minimum Purchase Price, we will have approximately 28,319,070 Shares outstanding following the purchase of Shares tendered in the Offer. The actual number of Shares outstanding will depend on the number of Shares tendered and purchased in the Offer as well as the Purchase Price for such Shares. See Section 2.

If any of our stockholders:

•	who hold Shares in their own name as holders of record, or

•	who are “registered holders” as participants in The Depository Trust Company’s (“DTC”) system whose names appear on a security position listing,

tender their Shares in full and that tender is accepted in full, the number of our record holders would be reduced. See Section 2.

Stockholders who do not have their Shares purchased in the Offer will realize a proportionate increase in their relative ownership interest in the Company. See Section 2.

Please note, however, that following the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A. See Section 2.

Following the Offer, will Nabi continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from NASDAQ or to stop being subject to the periodic reporting requirements of the Exchange Act.

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However, if we make a determination that the consummation of the Offer and the purchase of the Shares may cause the reasonable likelihood of the Shares to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act, we may not accept for payment and pay for your tendered Shares. See Section 6.

How do I tender my Shares?

•

If you hold your Shares in your own name as a holder of record and decide to tender your Shares, you must complete and sign a Letter of Transmittal according to its instructions or an Agent’s Message and deliver it, together with any required signature guarantees, certificates for your Shares and any other documents required by the Letter of Transmittal, to the Depositary before 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012, or such later time and date to which we may extend the Offer. See Section 3 and the instructions to the Letter of Transmittal;

•

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker, dealer, commercial bank, trust company or other nominee if you wish to tender your Shares. See Section 3 and the instructions to the Letter of Transmittal;

•	If you are an institution participating in DTC, tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase; or

•

If you are a holder of vested stock options to purchase Shares under the Company’s equity compensation plans, you may exercise your vested stock options you may exercise such options in accordance with the terms of the Company’s policies and procedures for the applicable equity compensation plan and your awards and tender the Shares received upon such exercise in accordance with this Offer.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction within the United States where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction within the United States. See Sections 3 and 16 and the instructions to the Letter of Transmittal.

You may contact the Information Agent or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent is on the back cover page of this Offer to Purchase.

How do holders of vested stock options for Shares participate in the Offer?

If you hold vested but unexercised stock options, you may exercise such options in accordance with the terms of the Company’s policies and procedures for the applicable equity compensation plan and your awards and tender the Shares received upon such exercise in accordance with this Offer. An exercise of a stock option cannot be revoked for any reason even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants, the years left to exercise your stock options and the provisions for pro rata purchases by the Company described in Section 1. We encourage you to discuss the Offer with your financial or tax advisor or broker, if any.

May I tender only a portion of the Shares that I hold?

Yes. You do not have to tender all of the Shares that you own to participate in the Offer.

How do I withdraw Shares previously tendered?

You must deliver a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase prior to the Expiration Date. Your written notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If you have used more than one Letter of Transmittal or have otherwise tendered Shares in more than one group of Shares, you may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the required information is included. Some additional requirements apply if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your Shares. See Section 4.

Until what time can I withdraw previously tendered Shares?

You may withdraw your tendered Shares at any time before 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012, or such later time and date to which we may extend the Offer. In addition, unless we have already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 p.m., New York City time, on August 27, 2012. See Section 4.

Will tendered Shares be prorated? What happens if more than $23,000,000 in value of Shares are tendered at or below the Purchase Price?

If more than $23,000,000 in value of Shares (or such greater value of Shares as we may elect to purchase, subject to applicable law and the limits set forth in the Transaction Agreement) are properly tendered and not properly withdrawn, we will purchase Shares at the Purchase Price from all holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until we have acquired $23,000,000 in value of Shares. Therefore, we may not purchase all of the Shares that you tender even if you tender them at or below the Purchase Price. See Sections 1 and 6.

Has Nabi or its Board of Directors adopted a position on the Offer?

Our Board of Directors has authorized us to make the Offer. However, neither we nor the Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you tender your Shares. In doing so, you should read carefully the information in this Offer to Purchase and the Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Does Nabi intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?

Rule 13e–4(f)(6) under the Exchange Act prohibits us from purchasing any Shares, other than pursuant to the Offer, until at least ten business days have elapsed after the Expiration Date. Accordingly, any additional purchases outside the Offer may not be consummated until at least ten business days have elapsed after the Expiration Date. In addition, the Transaction Agreement contains certain limits on our ability to make additional purchases that would cause us to have closing net cash balance of less than $54 million at the completion of the Transaction. Our Board of Directors has previously authorized the purchase of up to $150 million of the Company’s outstanding Shares, of which $27.8 million is remaining. We do not intend to make any further purchases pursuant to this share repurchase program. See Sections 2, 10 and 16.

What will happen if I do not tender my Shares?

Stockholders who choose not to tender will own a greater percentage ownership of our outstanding Shares following the consummation of the Offer. In addition, stockholders who retain an equity interest in the Company as a result of a partial tender of Shares or proration may also own a greater percentage ownership of our outstanding Shares following the consummation of the Offer. Please note, however, that immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A. See Section 2.

When and how will Nabi pay for the Shares I tender that are accepted for purchase?

We will pay the Purchase Price, net to the seller in cash, less any applicable withholding taxes and without interest, for the Shares we purchase promptly after the Expiration Date and the acceptance of the Shares for payment. We plan to announce the preliminary results of the Offer, including the Purchase Price and preliminary information about any expected proration, on the business day following the Expiration Date. We do not expect, however, to announce the final results of any proration or the Purchase Price and begin paying for tendered Shares until approximately three business days after the Expiration Date. We will pay for the Shares accepted for purchase by depositing the aggregate Purchase Price with the Depositary after the Expiration Date. The Depositary will act as your agent and will transmit to you the payment for all of your Shares accepted for payment. See Section 5.

What is the recent market price for the Shares?

On June 29, 2012, the last full trading day before we commenced the Offer, the last reported sale price of the Shares on NASDAQ was $1.58 per Share. You are urged to obtain current market quotations for the Shares before deciding whether to tender your Shares. See Section 7.

Will I have to pay brokerage fees and commissions if I tender my Shares?

If you are a holder of record of your Shares and you tender your Shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker tenders Shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See Section 5.

What are the United States federal income tax consequences if I tender my Shares?

If you are a U.S. Holder (as defined in Section 12), the receipt of cash for your tendered Shares generally will be treated for United States federal income tax purposes either as (i) a sale or exchange eligible for capital gain or loss treatment or (ii) a dividend. See Section 12. If you are a Non-U.S. Holder (as defined in Section 12), the payment of cash for your tendered Shares may be subject to United States federal income tax withholding. See Section 3.

Will I have to pay stock transfer tax if I tender my Shares?

If you instruct the Depositary in the Letter of Transmittal to make the payment for the Shares to you as the registered holder, you will not incur any domestic stock transfer tax. See Section 5.

Whom do I contact if I have questions about the Offer?

For additional information or assistance, you may contact Morrow & Co., LLC, the Information Agent for the Offer, at the telephone number and address set forth on the back cover of this Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal and other Offer documents from the Information Agent at the telephone number and address on the back cover of this Offer to Purchase.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have generally used the words “may,” “will,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend” and similar expressions in this Offer to Purchase and the documents incorporated by reference in this Offer to Purchase to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	the number of Shares tendered and the Purchase Price at which we purchase Shares in the Offer;

•	the outcome of legal proceedings, if any, instituted against Nabi and/or others relating to the Offer or the Transaction Agreement (or the Transaction pursuant to the Transaction Agreement);

•	diversion of management’s attention from ongoing business concerns;

•	the effect of the announcement of the Offer on our business relationships, operating results and business generally;

•	the amount of the costs, fees, expenses and charges related to the Offer;

•

the actual amount of operating expenses, costs, liabilities, obligations and other variables that may affect the amount and timing of any distributions to stockholders in connection with any liquidation and dissolution of Nabi in the event that the Transaction is not completed;

•	competition in the markets in which we operate;

•	our ability to raise capital in the future;

•	changes in regulation and the regulatory environment;

•	uncertainties related to a downturn in general economic conditions or consumer confidence, including changes in conditions of U.S. or international lending, capital and financing markets;

•	effects of natural catastrophes, terrorism and other interruptions to our business; and

•

the other factors discussed under “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, under “Part II, Item 1A. Risk Factors” of our Quarterly Report on Form 10-Q for the period ended March 31, 2012, and under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Preliminary Proxy Statement attached hereto as Annex A and incorporated herein by reference.

You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed herein or in the documents incorporated herein by reference, could cause our results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, we do not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events or otherwise.

Notwithstanding anything in this Offer to Purchase, the Letter of Transmittal or any document incorporated by reference into this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

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INTRODUCTION

To the Holders of our Shares:

Nabi hereby offers to purchase up to $23,000,000 in value of Shares (or a lower amount if not enough Shares are properly tendered to allow us to purchase $23,000,000 in value of Shares) at a Purchase Price not greater than $1.72 nor less than $1.58 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. We will select the single lowest price (in multiples of $0.02) within the price range for the Offer that will allow us to purchase $23,000,000 in value of Shares at such price (or a lower amount if not enough Shares are properly tendered to allow us to purchase $23,000,000 in value of Shares). All Shares acquired in the Offer will be acquired at the Purchase Price, even if you have selected a purchase price lower than the Purchase Price, but we will not purchase any Shares tendered at a price above the Purchase Price. Our Offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the Offer.

Only Shares properly tendered at prices at or below the Purchase Price we select, and not properly withdrawn, will be purchased. However, because of the proration provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if, based on the Purchase Price, Shares having an aggregate value in excess of $23,000,000 are properly tendered and not properly withdrawn. We will return any Shares (i) that are tendered at prices in excess of the Purchase Price we select and (ii) that we do not purchase because of proration, in each case, promptly following the Expiration Date. See Section 3.

Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to properly tender Shares.

The Offer is not conditioned on any minimum number of Shares being tendered. Our obligation to accept, and pay for, Shares properly tendered and not properly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of certain conditions. See Section 6.

OUR BOARD OF DIRECTORS HAS AUTHORIZED US TO MAKE THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

On April 22, 2012, before we commenced the Offer, we entered into the Transaction Agreement, pursuant to which Nabi will acquire all of the outstanding shares of Biota in exchange for shares of Nabi common stock, and Biota will become a wholly-owned subsidiary of Nabi. Immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. Pursuant to the terms of the Transaction Agreement, the completion of the Transaction is conditioned on, among other things, Nabi having a closing net cash balance of no less than $54 million after satisfying outstanding liabilities. Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital. After the completion of the Offer but prior to the completion of the Transaction, Nabi plans to declare a dividend or implement a return of capital, as

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applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities. Such remaining cash amount is currently expected to be in the range of approximately $2 million to $5 million. The completion of the Offer is not conditioned upon the completion of the Transaction. Furthermore, the completion of the Transaction is not conditioned upon the completion of the Offer. However, we shall have the right to terminate the Offer if the Transaction Agreement is terminated in accordance with its terms. Please see Section 6 below for a description of conditions to the completion of the Offer. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A.

After the completion of the Offer, in the event that the Transaction is not completed, either because of the failure of either our or Biota’s stockholders to approve the Transaction, or the failure of another condition to completion of the Transaction, our Board of Directors will consider the liquidation and dissolution of Nabi. If our Board of Directors determines that liquidation and dissolution is advisable, it will approve a plan of liquidation and dissolution and submit it to our stockholders for their approval. If our Board of Directors recommends liquidation and dissolution to the stockholders, a meeting of our stockholders to consider any proposed plan of liquidation and dissolution likely would not be held until approximately three or four months after the termination of the Transaction Agreement. Thereafter, if the plan is approved by stockholders, it will take us no less than three years to complete the dissolution and winding-up process and distribute all remaining assets to our stockholders in accordance with the DGCL.

Following stockholder approval of a plan of liquidation and dissolution and the filing of a certificate of dissolution with the Secretary of State of the State of Delaware but prior to the completion of the dissolution and winding-up process, we likely will make one or more initial or interim liquidating distribution to our stockholders of a majority of our remaining cash assets, which distribution amounts will depend on known, unknown, contingent and pending claims at the time of the distributions. We currently estimate such initial or interim liquidating distributions to be approximately $1.42 to $1.59 per share in the aggregate (assuming we purchase 13,372,093 Shares in the Offer, which is based on the Offer being fully subscribed at the maximum Purchase Price, and no other changes to our currently outstanding number of Shares) or $1.48 to $1.66 per share in the aggregate (assuming we purchase 14,556,962 Shares in the Offer, which is based on the Offer being fully subscribed at the minimum Purchase Price, and no other changes to our currently outstanding number of Shares). The estimated range of the liquidating distributions described in the preceding sentence is based on Nabi having cash of $92.7 million as of June 30, 2012, less approximately $2.5 million of estimated operating expenses until September 30, 2012, less approximately $23.2 million to be used for purchasing Shares in this Offer (including related fees and expenses), and less a reserve of approximately $20 million to $25 million in the aggregate to pay, and make provision for, existing and future contingent and potential claims and liabilities, including severance payments and transaction-related fees and liabilities, expenses related to continuing operations including making required regulatory filings and the establishment of a mechanism for collecting and distributing any future distributions, milestone or royalty payments under existing agreements with respect to NicVAX® (Nicotine Conjugate Vaccine) and Phoslyra® . The estimated reserve amount of approximately $20 million to $25 million in the aggregate includes approximately $5 million to $10 million to be set aside for the satisfaction of future contingent and potential claims and liabilities in accordance with the DGCL. The amount remaining from the $5 million to $10 million reserve, if any, together with any other remaining assets after satisfying Nabi’s remaining, actual, contingent or potential claims and liabilities will be distributed to the stockholders. We currently are unable to predict the precise nature, amount or timing of the liquidating distributions described above. The range of the liquidating distributions and the other amounts referred to in this paragraph are preliminary estimates based on the information currently available to Nabi and are subject to change based on factors currently unknown to Nabi that may affect its remaining cash in the future, such as additional expenditures and/or liabilities. Therefore, the actual amounts of the liquidating distributions may be significantly lower than our current estimates.

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The foregoing description of the Transaction, including the Transaction Agreement, is qualified in its entirety by reference to the Preliminary Proxy Statement attached hereto as Annex A, which is incorporated herein by reference and contains, among other things, a copy of the Transaction Agreement and a description of the Transaction and related matters, including the pro forma financial information. See Sections 2 and 10.

In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may, and we expressly reserve the right to, amend the Offer to purchase up to an additional 2% of the outstanding Shares, without extending the Expiration Date.

If more than $23,000,000 in value of Shares (or such greater value of Shares as we may elect to purchase, subject to applicable law and the limits set forth in the Transaction Agreement) are properly tendered and not properly withdrawn, we will purchase Shares at the Purchase Price from all holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until we have acquired $23,000,000 in value of Shares. Therefore, we may not purchase all of the Shares that you tender even if you tender them at or below the Purchase Price.

The Purchase Price will be paid net to the seller in cash, less any applicable withholding taxes and without interest, for all Shares purchased. Tendering stockholders who hold Shares registered in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or stock transfer taxes on the purchase of Shares by us in the Offer. Stockholders holding Shares in a brokerage account or otherwise through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult their brokers or such other nominees to determine whether transaction costs may apply if stockholders tender Shares through such brokers or other nominees and not directly to the Depositary. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See Sections 3 and 12 regarding United States federal income tax consequences of the Offer.

Also, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other Internal Revenue Service (“IRS”) form as may be applicable) may be subject to United States federal income tax backup withholding (at a rate of 28% of the gross proceeds), unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding, such as all corporations and Non-U.S. Holders (as defined in Section 12). See Section 3. Also see Section 12 regarding United States federal income tax consequences of the Offer.

In addition, holders of vested but unexercised stock options outstanding under the 2007 Omnibus Equity and Incentive Plan, the 2004 Stock Plan for Non-Employee Directors, the 2000 Equity Incentive Plan and the 1998 Non-Qualified Stock Option Plan (collectively, the “Stock Option Plans”) may, subject to the terms and conditions of the applicable Stock Option Plan and the applicable award, exercise such options and tender some or all of the Shares issued upon such exercise in accordance with the Company’s policies and procedures for the applicable Stock Option Plan. See Sections 3 and 10 for more information on the Stock Option Plans generally.

Stockholders who are participants in employee benefit plans not affiliated with us that hold Shares may tender some or all of such Shares as provided herein generally, subject to the provisions of such plans. See Section 3.

We will pay all fees and expenses incurred in connection with the Offer by Morrow & Co., LLC, the Information Agent for the Offer, and American Stock Transfer & Trust Company, LLC, the Depositary for the Offer. See Section 15.

As of July 1, 2012, the day before we commenced the Offer, we had 42,876,030 issued and outstanding Shares. At the maximum Purchase Price of $1.72 per Share, we would purchase 13,372,093 Shares if the Offer is fully subscribed, which would represent approximately 31.19% of our outstanding Shares as of July 1, 2012. At the minimum Purchase Price of $1.58 per Share, we would purchase 14,556,962 Shares if the Offer is fully subscribed, which would represent approximately 33.95% of our outstanding Shares as of July 1, 2012.

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If any of our stockholders who hold shares in their own name as holders of record or who are “registered holders” as participants in DTC’s system whose names appear on a security position listing tender their shares in full and that tender is accepted in full, the number of our record holders would be reduced.

On June 29, 2012, the last full trading day before we commenced the Offer, the last reported sale price of the Shares on NASDAQ was $1.58. You are urged to obtain current market quotations for the Shares before deciding whether to tender your Shares. See Section 7.

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THE OFFER

1.	Number of Shares; Purchase Price; Proration.

Upon the terms and subject to the conditions of the Offer, we will purchase up to $23,000,000 in value of Shares properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at a Purchase Price not greater than $1.72 and not less than $1.58 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. If, based on the Purchase Price, Shares having an aggregate value of less than $23,000,000 are properly tendered, we will buy all Shares properly tendered and not properly withdrawn (upon the terms and subject to the conditions of the Offer).

The term “Expiration Date” means 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012. We may, in our sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by us, will expire. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer.

If the Offer is over-subscribed as described below, Shares properly tendered at or below the Purchase Price and not properly withdrawn will be subject to proration. The proration period and, except as described herein, withdrawal rights expire at the Expiration Date.

In accordance with Instruction 5 to the Letter of Transmittal, stockholders desiring to tender Shares must either:

•	specify that they are willing to sell their Shares to us at the price determined in the Offer, or

•	specify the price or prices, not greater than $1.72 nor less than $1.58 per Share (in multiples of $0.02), at which they are willing to sell their Shares to us in the Offer.

Promptly following the Expiration Date, we will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that we will pay for Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices at which they are tendered. We will select the lowest purchase price specified by tendering stockholders that will allow us to buy $23,000,000 in value of Shares (or a lower amount if not enough Shares are properly tendered to allow us to purchase $23,000,000 in value of Shares). All Shares purchased in the Offer will be purchased at the same Purchase Price. If tendering stockholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at a Price Determined Pursuant to the Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $1.58 per Share.

Only Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased. However, because of the proration provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if, based on the Purchase Price, Shares having an aggregate value in excess of $23,000,000 are properly tendered and not properly withdrawn. All Shares tendered and not purchased in the Offer, including Shares tendered at or below the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.

If we (i) increase the price that may be paid for the Shares above $1.72 per Share or decrease the price that may be paid for the Shares below $1.58 per Share, (ii) increase the maximum number of Shares that we may purchase in the Offer by more than 2% of our outstanding Shares or (iii) decrease the amount of Shares that we may purchase in the Offer, then the Offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 14.

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THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. OUR OBLIGATION TO ACCEPT AND PAY FOR SHARES PROPERLY TENDERED PURSUANT TO THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6.

Proration. If more than $23,000,000 in value of Shares (or such greater value of Shares as we may elect to purchase, subject to applicable law and the limits set forth in the Transaction Agreement) are properly tendered and not properly withdrawn, we will purchase Shares at the Purchase Price from all holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until we have acquired $23,000,000 in value of Shares. Therefore, we may not purchase all of the Shares that you tender even if you tender them at or below the Purchase Price. As we noted above, we may elect to purchase more than $23,000,000 in value of Shares in the Offer, subject to applicable law and the limits set forth in the Transaction Agreement. If we do so, the preceding provisions will apply to the greater value.

If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders. Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately three business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 12, the number of Shares that we will purchase from a stockholder pursuant to the Offer may affect the United States federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether or not to tender Shares. The Letter of Transmittal affords each stockholder who tenders Shares registered in such stockholder’s name directly to the Depositary the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration. See Section 6.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies or other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Offer; Certain Effects of the Offer.

Purpose of the Offer.

Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital.

We believe that the tender offer set forth in this Offer to Purchase represents an efficient mechanism to provide our stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the trading of the Shares on NASDAQ) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the

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Company at no additional cost to them. Please note, however, that immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A.

The Offer also provides our stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales.

In determining to proceed with the Offer, our management and Board of Directors evaluated the Company’s operations, financial condition, capital needs and expectations for the period prior to the anticipated completion of the Transaction and believe that the Offer, is a prudent use of our financial resources. In addition, we expect that our current cash balances will be sufficient to satisfy our obligations and liabilities prior to the completion of the Transaction.

In addition to those factors described above, our Board of Directors determined to conduct a “modified Dutch auction” tender offer at a price range of $1.58 to $1.72 per Share for the Shares after considering, among other things, recent stock trading ranges and volumes for the Shares and liquidity opportunities available to our stockholders.

On April 22, 2012, before we commenced the Offer, we entered into the Transaction Agreement, pursuant to which Nabi will acquire all of the outstanding shares of Biota in exchange for shares of Nabi common stock, and Biota will become a wholly-owned subsidiary of Nabi. Immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. Pursuant to the terms of the Transaction Agreement, the completion of the Transaction is conditioned on, among other things, Nabi having a closing net cash balance of no less than $54 million after satisfying outstanding liabilities. Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital. After the completion of the Offer but prior to the completion of the Transaction, Nabi plans to declare a dividend or implement a return of capital, as applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities. Such remaining cash amount is currently expected to be in the range of approximately $2 million to $5 million. The completion of the Offer is not conditioned upon the completion of the Transaction. Furthermore, the completion of the Transaction is not conditioned upon the completion of the Offer. However, we shall have the right to terminate the Offer if the Transaction Agreement is terminated in accordance with its terms. Please see Section 6 below for a description of conditions to the completion of the Offer. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A. The foregoing description of the Transaction, including the Transaction Agreement, is qualified in its entirety by reference to the Preliminary Proxy Statement attached hereto as Annex A, which is incorporated herein by reference and contains, among other things, a copy of the Transaction Agreement and a description of the Transaction and related matters, including the pro forma financial information.

After the completion of the Offer, in the event that the Transaction is not completed, either because of the failure of either our or Biota’s stockholders to approve the Transaction, or the failure of another condition to completion of the Transaction, our Board of Directors will consider the liquidation and dissolution of Nabi. If our Board of Directors determines that liquidation and dissolution is advisable, it will approve a plan of liquidation and dissolution and submit it to our stockholders for their approval. If our Board of Directors recommends

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liquidation and dissolution to the stockholders, a meeting of our stockholders to consider any proposed plan of liquidation and dissolution likely would not be held until approximately three or four months after the termination of the Transaction Agreement. Thereafter, if the plan is approved by stockholders, it will take us no less than three years to complete the dissolution and winding-up process and distribute all remaining assets to our stockholders in accordance with the DGCL.

Following stockholder approval of a plan of liquidation and dissolution and the filing of a certificate of dissolution with the Secretary of State of the State of Delaware but prior to the completion of the dissolution and winding-up process, we likely will make one or more initial or interim liquidating distribution to our stockholders of a majority of our remaining cash assets, which distribution amounts will depend on known, unknown, contingent and pending claims at the time of the distributions. We currently estimate such initial or interim liquidating distributions to be approximately $1.42 to $1.59 per share in the aggregate (assuming we purchase 13,372,093 Shares in the Offer, which is based on the Offer being fully subscribed at the maximum Purchase Price, and no other changes to our currently outstanding number of Shares) or $1.48 to $1.66 per share in the aggregate (assuming we purchase 14,556,962 Shares in the Offer, which is based on the Offer being fully subscribed at the minimum Purchase Price, and no other changes to our currently outstanding number of Shares). The estimated range of the liquidating distributions described in the preceding sentence is based on Nabi having cash of $92.7 million as of June 30, 2012, less approximately $2.5 million of estimated operating expenses until September 30, 2012, less approximately $23.2 million to be used for purchasing Shares in this Offer (including related fees and expenses), and less a reserve of approximately $20 million to $25 million in the aggregate to pay, and make provision for, existing and future contingent and potential claims and liabilities, including severance payments and transaction-related fees and liabilities, expenses related to continuing operations including making required regulatory filings and the establishment of a mechanism for collecting and distributing any future distributions, milestone or royalty payments under existing agreements with respect to NicVAX® (Nicotine Conjugate Vaccine) and Phoslyra® . The estimated reserve amount of approximately $20 million to $25 million in the aggregate includes approximately $5 million to $10 million to be set aside for the satisfaction of future contingent and potential claims and liabilities in accordance with the DGCL. The amount remaining from the $5 million to $10 million reserve, if any, together with any other remaining assets, after satisfying Nabi’s remaining, actual, contingent or potential claims and liabilities will be distributed to the stockholders. We currently are unable to predict the precise nature, amount or timing of the liquidating distributions described above. The range of the liquidating distributions and the other amounts referred to in this paragraph are preliminary estimates based on the information currently available to Nabi and are subject to change based on factors currently unknown to Nabi that may affect its remaining cash in the future, such as additional expenditures and/or liabilities. Therefore, the actual amounts of the liquidating distributions may be significantly lower than our current estimates.

OUR BOARD OF DIRECTORS HAS AUTHORIZED US TO MAKE THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE INFORMATION AGENT OR DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER THEM. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

Potential Benefits of the Offer. We believe the Offer will provide benefits to us and our stockholders, including the following:

•

we believe the Offer will provide our stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs associated with open market sales; and

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•

upon the completion of the Offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in Nabi and an opportunity to benefit from the enhanced earnings per Share that we expect to result from the Offer. Please note, however, that immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A.

Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to us and our continuing stockholders, including the following:

•

the Offer will reduce (at least until the Transaction is completed) our “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets) , which could result in lower stock prices or reduced liquidity in the trading market for our Shares following completion of the Offer;

•

the Offer will reduce the remaining cash available to be distributed to the continuing stockholders in the form of a dividend or return of capital prior to the completion of the Transaction, or if the Transaction is not completed, then at a future time in connection with a potential liquidation and dissolution of Nabi or otherwise; and

•	Shares that are tendered and accepted in the Offer cannot be voted at the special meeting of Nabi’s stockholders described in the Preliminary Proxy Statement attached hereto as Annex A.

Certain Effects of the Offer. As of July 1, 2012, the day before we commenced the Offer, we had 42,877,227 issued and outstanding Shares. At the maximum Purchase Price of $1.72 per Share, we would purchase 13,372,093 Shares if the Offer is fully subscribed, which would represent approximately 31.19% of our outstanding Shares as of July 1, 2012 . At the minimum Purchase Price of $1.58 per Share, we would purchase 14,556,962 Shares if the Offer is fully subscribed, which would represent approximately 33.95% of our outstanding Shares as of July 1, 2012.

If the Offer is fully subscribed at the maximum Purchase Price and we do not exercise our right to purchase any additional Shares, we will have approximately 29,503,940 Shares outstanding following the purchase of Shares tendered in the Offer. If the Offer is fully subscribed at the minimum Purchase Price and we do not exercise our right to purchase any additional Shares, we will have approximately 28,319,070 Shares outstanding following the purchase of Shares tendered in the Offer.

Stockholders may be able to sell non-tendered Shares in the future on NASDAQ or otherwise, at a net price higher or lower than the purchase price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such Shares in the future.

Stockholders who do not tender their Shares pursuant to the Offer and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or proration will continue to be owners of Nabi and will realize a proportionate increase in their relative equity interest in the Company and thus in the Company’s future earnings and assets at no additional cost to them, and will bear the attendant risks and rewards associated with owning the equity securities of Nabi. We can give no assurance, however, that we will not issue additional Shares or equity interests in the future in addition to the Shares to be issued in the Transaction. Furthermore, immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. Stockholders may be able to sell non-tendered Shares in the future, on NASDAQ or otherwise, at a net price which may be significantly higher or lower than the Purchase Price in the Offer. We can give no assurance,

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however, as to the price at which a stockholder may be able to sell his or her Shares in the future, which may be higher or lower than the Purchase Price paid by us in the Offer. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A.

The accounting for our purchase of Shares in the Offer will result in a reduction of our stockholders’ equity in an amount equal to the aggregate purchase price of the Shares we purchase.

Our book value per share is expected to decrease as a result of the Offer.

Shares we acquire pursuant to the Offer will become authorized and unissued Shares and will be available for us to issue without further stockholder action (except as required by applicable law or the listing standards of NASDAQ) for purposes including, without limitation, the Transaction, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

The Offer also provides certain stockholders with an efficient way to sell their Shares without incurring brokers’ fees or commissions. Where Shares are tendered by the registered owner of those Shares directly to the Depositary, the sale of those Shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market transactions.

Other Share Repurchases. Rule 13e-4(f)(6) of the Exchange Act prohibits us and our affiliates from purchasing any Shares, or other securities convertible into Shares, other than pursuant to the Offer, until at least ten business days following the Expiration Date, except pursuant to certain limited exemptions provided in Rule 14e-5 of the Exchange Act. In addition, the Transaction Agreement contains certain limits on our ability to make additional purchases that would cause us to have closing net cash balance of less than $54 million at the completion of the Transaction.

Our Board of Directors has previously authorized the purchase of up to $150 million of the Company’s outstanding Shares, of which $27.8 million is remaining. We do not intend to make any further purchases pursuant to this share repurchase program.

Whether or to what extent we choose to make additional purchases will depend upon, among other things, the limitations set forth in the Transaction Agreement, market conditions, our capital needs, our business and financial condition, and alternative investment opportunities available to us, and there is no assurance that we will conclude such purchases for all of the authorized amount. These purchases may be made from time to time at the discretion of our management on the open market or through privately negotiated transactions, and may be on the same terms or on terms and prices that are more or less favorable to stockholders than the terms of this Offer.

Other Plans. As discussed above, we entered into the Transaction Agreement on April 22, 2012. Additional information regarding the Transaction Agreement, the Transaction and related matters (including pro forma financial information) are set forth in the Preliminary Proxy Statement attached hereto Annex A, which is incorporated herein by reference. You are urged to read the Preliminary Proxy Statement carefully and in its entirety. Except as otherwise disclosed in this Offer to Purchase (including the Preliminary Proxy Statement), we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any assets of our subsidiaries;

•

any change in our present Board of Directors or management, including any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board of Directors) or to change any material term of the employment arrangements of any executive officer;

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•	any material change in our present dividend rate or policy or our capitalization or our indebtedness;

•	any class of our equity securities ceasing to be authorized to be quoted on NASDAQ;

•	any material change in our corporate structure or business;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15 of the Exchange Act;

•

the acquisition or disposition by any person of our securities, other than pursuant to our share repurchase program as described above and the grant of restricted stock, restricted stock units or stock options to employees in the ordinary course of business; or

•	any changes in our articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Notwithstanding the foregoing, as part of our long-term corporate goal of maximizing stockholder value, we have regularly considered alternatives to enhance stockholder value, including open market repurchases of Shares, strategic acquisitions, divestitures and business combinations, and we intend to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this Offer to Purchase (including the Preliminary Proxy Statement), as of the date hereof, no agreements, understandings or decisions have been reached with respect to, and there can be no assurance that we will decide to undertake, any such alternatives.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012 by the Depositary at its address set forth on the back cover of this Offer to Purchase.

In accordance with Instruction 5 to the Letter of Transmittal, each stockholder desiring to tender Shares in the Offer must either (a) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at a Price Determined Pursuant to the Offer,” in which case you will be deemed to have tendered your Shares at the minimum price of $1.58 per Share (YOU SHOULD UNDERSTAND THAT THIS ELECTION MAY LOWER THE PURCHASE PRICE PAID FOR ALL PURCHASED SHARES IN THE OFFER AND COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $1.58 PER SHARE) or (b) check one of the boxes in the section of the Letter of Transmittal captioned “Shares Tendered at a Price Determined by You,” indicating the price at which Shares are being tendered. A tender of Shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal.

If tendering stockholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at a Price Determined Pursuant to the Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $1.58 per Share.

If tendering stockholders wish to indicate a specific price (in multiples of $0.02) at which their Shares are being tendered, they must check a box under the section captioned “Shares Tendered at a Price Determined by You.” Tendering stockholders should be aware that this election could mean that none of their Shares will be purchased if they check a box other than the box representing the lowest price. A stockholder who wishes to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered. The same Shares cannot be tendered (unless previously properly withdrawn in

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accordance with the terms of the Offer) at more than one price. Separate notices of withdrawal (described in Section 4) are not required for each Letter of Transmittal unless each Letter of Transmittal tenders Shares at different prices; however, absent a notice of withdrawal, subsequent Letters of Transmittal do not revoke prior Letters of Transmittal. Stockholders may contact the Depositary for additional instructions.

Stockholders holding their Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their brokers or such other nominee in order to tender their Shares. It is likely that the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. Stockholders who hold Shares through nominee stockholders are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender Shares through the nominees and not directly to the Depositary.

The proper tender of Shares by you through one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

STOCKHOLDERS SHOULD CONSULT THEIR INVESTMENT AND TAX ADVISORS WITH RESPECT TO THE EFFECT OF PRORATION OF THE OFFER. See Section 12.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, will include any participant in DTC whose name appears on a security position listing as the owner of the Shares) tendered and the holder has not completed the section captioned “Special Issuance Instructions” on the Letter of Transmittal; or

(ii) Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad–15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”).

A “registered holder” of tendered Shares will include any participant in DTC’s system whose name appears on a security position listing as the owner of those Shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) The New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as described above, all signatures on any Letter of Transmittal for Shares tendered thereby must be guaranteed by an eligible institution. See Instructions 6 and 8 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an eligible institution. See Instructions 6 and 8 to the Letter of Transmittal.

If a book-entry account system is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be returned, to a person other than the registered holder, then the book-entry account system must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the book-entry account system, with the signature guaranteed by an Eligible Institution.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

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Stockholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered Shares pursuant to the Offer. In the event the stockholder does not designate the order and fewer than all Shares are purchased due to proration, the Depositary will select the order of Shares purchased.

The method of delivery of all documents, including the Letter of Transmittal and any other required documents, including through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries in connection with the Offer, including a Letter of Transmittal and certificates for Shares, must be made to the Depositary and not to us, the Information Agent or DTC. ANY DOCUMENTS DELIVERED TO US, THE INFORMATION AGENT OR DTC WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT CONSTITUTE PROPER DELIVERY TO THE DEPOSITARY.

Book-Entry Delivery. For purposes of the Offer, the Depositary will establish an account with respect to the Shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the Shares by causing DTC to transfer Shares into the Depositary’s account in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant tendering Shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Nabi may enforce such agreement against such DTC participant.

Stock Option Plans; Stock Awards. Holders of vested but unexercised stock options may exercise such options in accordance with the terms of the Company’s policies and procedures for the applicable Stock Option Plan and tender the Shares received upon such exercise in accordance with the Offer. See “Proper Tender of Shares” above. Holders of vested but unexercised stock options should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants, the years left to exercise their options, the range of tender prices and the provisions for pro rata purchases by us described in Section 1. We encourage those holders to discuss the Offer with their broker, if any, or tax or financial advisor. Holders of unvested stock options or unvested stock awards may not tender Shares or Shares represented by such interests unless they are fully vested and, in the case of vested stock options, exercised in accordance with the Company’s policies and procedures for the applicable Stock Option Plan.

Return of Unpurchased Shares. If any tendered Shares are not purchased or are properly withdrawn, or if less than all Shares evidenced by a stockholder’s book-entry account are tendered, the Shares not purchased will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder. In the case of Shares in certificate form, the Depositary will return certificates as promptly as practicable after the expiration or termination of the Offer or the proper withdrawal of the Shares as applicable.

United States Federal Income Tax Withholding and Backup Withholding. Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a tendering U.S. Holder (as defined

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in Section 12) or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the U.S. Holder or other payee provides his or her correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such U.S. Holder is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering U.S. Holder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain U.S. Holders (including, among others, all corporations) are not subject to these backup withholding requirements. In addition, in order for a Non-U.S. Holder (as defined in Section 12) to avoid backup withholding, the Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN or W-8ECI), signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Depositary. See “Substitute Form W-9” in the Letter of Transmittal.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR SUCH OTHER IRS FORM AS MAY BE APPLICABLE) MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE TENDER OFFER.

Even if a Non-U.S. Holder (as defined in Section 12) has provided the required certification to avoid backup withholding, gross proceeds payable pursuant to the Offer to the Non-U.S. Holder or his or her agent will be subject to withholding of United States federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of the Non-U.S. Holder’s trade or business within the United States. A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax withheld if such stockholder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 12 or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction. Such forms can be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary. See “Substitute Form W-9” in the Letter of Transmittal. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. We reserve the absolute right prior to the Expiration Date to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the Offer prior to the Expiration Date with respect to all tendered Shares and our interpretation of the terms of the Offer will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been properly made until all defects or

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irregularities have been cured by the tendering stockholder or waived by us. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. None of us, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur any liability for failure to give any notice. Our interpretations of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction.

Tendering Stockholder’s Representation and Warranty; Acceptance by Nabi Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (i) the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the Shares or equivalent securities at least equal to the Shares being tendered, and (ii) the tender of Shares complies with Rule 14e–4. It is a violation of Rule 14e–4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (a) Shares tendered or (b) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e–4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the Offer.

A tender of Shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering stockholder has full power and authority to tender, sell, assign and transfer the Shares tendered, and that, when the same are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances, conditional sales agreements and other obligations relating to the sale or transfer of the Shares, and the same will not be subject to any adverse claim or right. Any such tendering stockholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered, all in accordance with the terms of the Offer.

A properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal must be delivered to the Depositary and not to us or the Information Agent. All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering stockholder and shall not be affected by, and shall survive, the death or incapacity of such tendering stockholder.

Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should follow the instructions set forth in the Letter of Transmittal. See Instruction 13 of the Letter of Transmittal.

WE WILL DECIDE, IN OUR REASONABLE DISCRETION, ALL QUESTIONS AS TO THE NUMBER OF SHARES TO BE ACCEPTED, THE PRICE TO BE PAID FOR SHARES TO BE ACCEPTED AND THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF SHARES, AND EACH SUCH DECISION WILL BE FINAL AND BINDING ON ALL PERSONS PARTICIPATING IN THE OFFER, SUBJECT TO SUCH OFFER PARTICIPANTS DISPUTING SUCH DETERMINATION IN A COURT OF COMPETENT JURISDICTION.

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CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL, OR AN AGENT’S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO US OR THE INFORMATION AGENT. ANY SUCH DOCUMENTS DELIVERED TO US OR THE INFORMATION AGENT WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless we have already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 p.m., New York City time, on August 27, 2012. Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e–4(f)(5) under the Exchange Act, which provides that the issuer making the Offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

A stockholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price, so long as the information specified above is included. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder. However, if we waive any defect or irregularity in any withdrawal with respect to any stockholder, we also waive such defect or irregularity with respect to all stockholders. None of us, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any such person incur liability for failure to give any notice.

Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we (i) will determine which stockholders tendered Shares at or below the Purchase Price and (ii) will accept for payment and pay for (and thereby purchase) up to $23,000,000 in value of Shares (or such greater value of Shares as we may elect to purchase, subject to applicable law and the limits set forth in the Transaction Agreement) which are properly tendered at prices at or below the Purchase Price and not properly withdrawn on

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or before the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment in the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the Purchase Price for all such Shares promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to the possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for Shares or book-entry confirmation of Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal or an Agent’s Message, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

We will pay for Shares purchased in the Offer by depositing the aggregate Purchase Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately three business days after the Expiration Date. Unless a stockholder specified otherwise in the Letter of Transmittal, certificates for all Shares tendered and not purchased, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the Shares, to the tendering stockholder at our expense promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the Purchase Price for any reason, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares in the Offer. See Section 6.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered book-entry accounts are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (and an IRS Form W-8BEN or other applicable form, if the tendering stockholder or other payee is a Non-U.S. Holder), may be subject to required United States federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3. Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6.	Conditions of the Offer.

The Offer is not conditioned on any minimum number of Shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the

17

payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the commencement of the Offer and before or on the Expiration Date any of the following events occur (or shall have been reasonably determined by us to have occurred):

•

there has been threatened in writing, instituted, pending or taken any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•

challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects the making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or the Transaction Agreement (or the Transaction pursuant to the Transaction Agreement) or any other matter relating to the Offer or the Transaction Agreement (or the Transaction pursuant to the Transaction Agreement), or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer or the Transaction Agreement (or the Transaction pursuant to the Transaction Agreement);

•	seeks to make the purchase of, or payment of, some or all of the Shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Shares;

•	materially impairs the contemplated benefits to us of the Offer;

•

seeks to impose limitations on our affiliates’ ability to acquire or hold or to exercise full rights of ownership, including, but not limited to, the right to vote their Shares on all matters validly presented to our stockholders; or

•

could be expected to materially and adversely affect our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or any of our subsidiaries or our ability to complete the Transaction pursuant to the Transaction Agreement;

•

any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or the trading in the Shares, including, but not limited to, the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•

the commencement or escalation, on or after July 2, 2012, of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, or any material escalation, on or after July 2, 2012, of any war or armed hostilities which had commenced prior to July 2, 2012;

•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•

any decrease of more than 10% in the market price for the Shares or in the general level of market prices for equity securities in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on June 29, 2012, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’

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equity, condition (financial or otherwise), income, operations, results of operations or prospects of us, our subsidiaries and our affiliates, taken as a whole, or on the trading in the Shares, or on the benefits of the Offer to us;

•

a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, taken as a whole, or on the trading in the Shares, or on the benefits of the Offer to us; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•

a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, has been commenced, proposed or announced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business and other than the Transaction Agreement;

•	we learn that:

•

any entity, “group” (for purposes of the conditions of the Offer, as that term is defined in Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC before July 2, 2012);

•

any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC before July 2, 2012 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding Shares; or

•

any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•

any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•

any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or the Transaction Agreement (or the Transaction pursuant to the Transaction Agreement) or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•

indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder or the Transaction Agreement (or the Transaction pursuant to the Transaction Agreement other than the approval of the Supreme Court of Victoria, Australia as described in the Preliminary Proxy Statement attached hereto as Annex A);

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer or the completion of the Transaction pursuant to the Transaction Agreement; or

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•

otherwise could reasonably be expected to materially and adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of us and our subsidiaries, taken as a whole;

•

any change or changes have occurred in our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects that, in our reasonable judgment, has a material adverse effect on us or our subsidiaries, taken as a whole, or on the trading in the Shares, or on the benefits of the Offer to us; or

•

we shall have determined that the consummation of the Offer and the purchase of the Shares may cause us to breach or fail, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by us under the Transaction Agreement;

•

any event shall have occurred or any circumstance shall exist that would cause us to determine that there may be a reasonable likelihood that we will not have a net closing cash balance in excess of $54 million immediately prior to the completion of the Transaction pursuant to the conditions set forth in the Transaction Agreement (as described in the Preliminary Proxy Statement attached hereto as Annex A);

•	the Transaction Agreement shall have been terminated pursuant to its terms;

•

we shall have determined that the consummation of the Offer and the purchase of the Shares may cause us to be unable to satisfy the initial listing standards of NASDAQ immediately prior to the completion of the Transaction;

•	we shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be:

•	held of record by less than 300 persons; or

•	delisted from NASDAQ or to be eligible for deregistration under the Exchange Act.

The foregoing addresses the only conditions under which we are not obligated to complete the Offer. The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Our right to terminate or amend the Offer or to postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time on or prior to the Expiration Date shall not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been “cured” or ceasing to exist.

7.	Price Range of Shares; Dividends.

Our Shares are listed for trading on NASDAQ. Our Shares trade on NASDAQ under the symbol “NABI.”

Price Range of Shares. The following table sets forth, for the period indicated, the high and low sales prices per share for our Shares as reported on NASDAQ consolidated tape.

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Fiscal 2012 (Year ending December 31, 2012)

	High	Low
First Quarter	$2.03	$1.74
Second Quarter (through June 29, 2012)	$1.95	$1.53

Fiscal 2011 (Year ending December 31, 2011)

	High	Low
First Quarter	$5.98	$5.30
Second Quarter	$5.88	$4.64
Third Quarter	$5.82	$1.55
Fourth Quarter	$2.07	$1.50

Fiscal 2010 (Year ended December 25, 2010)

	High	Low
First Quarter	$6.42	$4.70
Second Quarter	$5.98	$4.40
Third Quarter	$5.85	$4.68
Fourth Quarter	$5.75	$4.75

On June 29, 2012, the last full trading day before we commenced the Offer, the last reported sale price of the Shares on NASDAQ was $1.58 per Share. We urge stockholders to obtain a current market quotation for the Shares before deciding whether and at what price or prices to tender their Shares.

Dividends. We have never declared or paid cash dividends on our capital stock. However, we plan to return to our stockholders, before the completion of the Transaction, our remaining cash in excess of the $54 million required to be held by us at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital. After the completion of the Offer but prior to the completion of the Transaction, Nabi plans to declare a dividend or implement a return of capital, as applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities. Such remaining cash amount is currently expected to be in the range of approximately $2 million to $5 million.

8.	Source and Amount of Funds.

The maximum value of Shares purchased in the Offer will be $23,000,000. We expect the maximum aggregate cost of this purchase, including all fees and expenses applicable to the Offer, to be approximately $23.2 million. We will use available cash to purchase the Shares in the Offer and to pay all related fees and expenses.

9.	Certain Information Concerning the Company.

General. We are a biopharmaceutical company that has focused on the development of vaccines addressing unmet medical needs, including nicotine addiction. We have sought to leverage our experience and knowledge in powering the human immune system to target these serious unmet medical needs. We have been incorporated in Delaware since 1969 and our operations are located in Rockville, Maryland. Our principal executive offices are located at 12270 Wilkins Avenue, Rockville, MD 20852, and our telephone number is (301) 770-3099. Our website is located at www.nabi.com (the contents of which do not constitute part of this Offer to Purchase).

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Our sole remaining product currently in development is NicVAX® (Nicotine Conjugate Vaccine), an innovative and proprietary investigational vaccine for the treatment of nicotine addiction and prevention of smoking relapse based on patented technology. We suffered a significant setback in 2011 when NicVAX did not achieve the primary endpoint in two Phase III efficacy trials conducted in the U.S. As of March 31, 2012, our remaining assets include the following: (i) $94.9 million of cash and cash equivalents, (ii) the potential residual value of NicVAX as well as any next-generation nicotine vaccine which was licensed to GlaxoSmithKline (“GSK”) in 2010, (iii) the potential royalty from Phoslyra which was sold to Fresenius USA Manufacturing, Inc. in 2006, and (iv) the potential value of our NOLs.

Where You Can Find More Information. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov or at our website at www.nabi.com. Unless otherwise provided below, the information provided in our SEC filings (or available on our website) is not part of this Offer to Purchase and is not incorporated by reference.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us and we incorporate them by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2011, as amended by the Form 10-K/A filed with the SEC on April 30, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

•	Current Reports on Form 8-K filed with the SEC on April 23, 2012, April 26, 2012 and June 14, 2012; and

•	the description of our Shares under the heading “Description of Capital Stock” included in our Registration Statement on Form S-3 filed on May 25, 2005, as amended on July 22, 2005.

You can obtain any of the documents incorporated by reference in this document from the SEC’s website at the address described above. You may also request a copy of these filings, at no cost, by writing or telephoning the Information Agent at its address and telephone number set forth below.

The Information Agent for the Offer is:

You may obtain information regarding the Offer

from the Information Agent as follows:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

Banks and Brokerage Firms Call: (203) 658-9400

E-mail: nabi.info@morrowco.com

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10.    Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares.

Beneficial Ownership. As of July 1, 2012, the last day before we commenced the Offer, we had 42,876,030 issued and outstanding Shares. If the Offer is fully subscribed at the maximum Purchase Price, the 13,372,093 Shares that the Company would purchase in the Offer represent approximately 31.19% of the Shares outstanding on July 1, 2012. If the Offer is fully subscribed at the minimum Purchase Price, the 14,556,962 Shares that the Company would purchase in the Offer represent approximately 33.95% of the Shares outstanding on July 1, 2012.

Our directors and executive officers have indicated that they will not participate in the Offer. As of July 1, 2012, our directors and executive officers as a group (8 persons) beneficially owned, as defined in accordance with the rules of the SEC, an aggregate of approximately 2,722,663 Shares, representing approximately 6.3% of the total number of outstanding Shares. Accordingly, assuming the completion of the Offer, the proportional holdings of our non-executive directors and of any executive officer who does not participate in the Offer will increase. Further, our directors and executive officers may, in compliance with applicable law and subject to any applicable restrictions on transfer, sell their Shares in open market transactions at prices that may or may not be more favorable than the Purchase Price to be paid to our stockholders in the Offer.

The following table sets forth information as of July 1, 2012 as to the Shares beneficially owned by (i) all directors, (ii) each named executive officer, (iii) current directors and executive officers of Nabi as a group, and (iv) each person who is known to Nabi to be the beneficial owner of more than 5% of the Shares. Unless otherwise noted, this information has been provided by the persons named in the table. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to (i) stock options held by that person that are currently exercisable or exercisable within 60 days of July 1, 2012, and (ii) Shares of restricted stock that vest within 60 days of July 1, 2012, are deemed issued and outstanding. These Shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder.

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Except as otherwise noted in the footnotes below, to our knowledge each person or entity identified below has sole voting and investment power with respect to such securities.

	Amount of Beneficial Ownership (1)		Percentage (2)
Directors

Jason M. Aryeh	249,183	(3)	*
David L. Castaldi	189,389	(4)	*
Geoffrey F. Cox, Ph.D.	239,679	(5)	*
Peter Davis	132,630	(6)	*
Richard A. Harvey, Jr.	164,996	(7)	*

Named Executive Officers

Raafat E.F. Fahim, Ph.D.	1,070,328	(8)	2.5%
Paul D. Kessler, M.D.	481,241	(9)	1.1%
Matthew W. Kalnik, Ph.D.	190,050	(10)	*

Current Directors and Executive Officers as a group (8 persons)	2,717,496	(11)	6.3%

5% Beneficial Owners

Renaissance Technologies LLC and Renaissance Technologies Holding Corporation 300 Third Avenue New York, NY 10022	2,772,843	(12)	6.5%
The Vanguard Group, Inc. 100 Vanguard Avenue Malvern, PA 19355	2,308,413	(13)	5.4%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,377,972	(14)	5.5%
The Mangrove Partners Fund, L.P. 10 East 53rd Street 31st Floor New York, NY 10022	2,961,974	(15)	6.9%

*	Less than 1%
(1)	Unless otherwise noted, the nature of beneficial ownership consists of sole voting and investment power. No director or named executive officer has pledged any of his or her Nabi common stock as security.
(2)	Based on 42,876,030 shares of Nabi common stock outstanding as of July 1, 2012.
(3)	Consists of (i) 131,183 shares beneficially owned by Jason Aryeh through his relationship with JALAA Equities, LP and JLV Investments, LP (the Aryeh Entities); and (ii) 118,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012. Mr. Aryeh disclaims beneficial ownership of all securities beneficially owned by the Aryeh Entities, except to the extent of any indirect pecuniary interest he may have therein.
(4)	Consists of (i) 49,189 shares of Nabi common stock owned by Mr. Castaldi; (ii) 6,200 shares of Nabi common stock owned by Mr. Castaldi’s wife and daughters; and (iii) 134,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012.
(5)	Consists of (i) 25,679 shares of Nabi common stock owned directly by Dr. Cox and (ii) 214,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012.
(6)	Consists of (i) 14,630 shares of Nabi common stock owned by the Davis Family Trust dated August 29, 1996, of which Mr. Davis is a Trustee; and (ii) 118,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012.

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(7)	Consists of (i) 30,996 shares of Nabi common stock owned by jointly by Mr. Harvey and his wife; and (ii) 134,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012.
(8)	Consists of (i) 298,724 shares of Nabi common stock owned by Dr. Fahim; (ii) 1,000 shares held jointly with Dr. Fahim’s spouse; (iii) 73,750 shares of restricted Nabi common stock which are subject to future vesting but which may be voted; and (iv) 696,854 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012.
(9)	Consists of (i) 37,628 shares of Nabi common stock owned by Dr. Kessler; (ii) 52,500 shares of restricted Nabi common stock which are subject to future vesting but which may be voted; and (iii) 376,113 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012.
(10)	Consists of (i) 28,925 shares of Nabi common stock owned by Dr. Kalnik; (ii) 39,000 shares of restricted Nabi common stock which are subject to future vesting but which may be voted; and (iii) 122,125 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on August 30, 2012.
(11)	See notes 3 through 10.
(12)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 13, 2012 by Renaissance Technologies LLC and Renaissance Technologies Holding Corporation. Renaissance Technologies LLC and Renaissance Technologies Holding Corporation each have (i) sole power to vote or to direct the vote of 2,331,237 shares of common stock; (ii) sole power to dispose or to direct the disposition of 2,419,772 shares of common stock; and (iii) shared power to dispose of or direct the disposition of 353,071 shares of common stock.
(13)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 6, 2012 by The Vanguard Group, Inc., which has (i) sole power to vote or direct the vote of 61,529 shares of common stock; (ii) sole power to dispose or director the disposition of 2,246,884 shares of common stock; and (iii) shared power to dispose or direct the disposition of 61,529 shares of common stock.
(14)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 13, 2012 by BlackRock, Inc., which has (i) sole power to vote or to direct the vote; and (ii) sole power to dispose or to direct the disposition of 2,377,972 shares of common stock.
(15)	The information in the table and this note is derived from a Schedule 13D filed with the SEC on June 29, 2012 by The Mangrove Partners Fund, L.P., Mangrove Partners, Mangrove Capital, Nathaniel August, who collectively have (i) shared power to vote or to direct the vote of 2,961,974 shares of common stock; and (ii) shared power to dispose of or direct the disposition of 2,961,974 shares of common stock.

Transactions and Arrangements Concerning the Shares.

Recent Securities Transactions. Based on the Company’s records and information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company, nor, to the best of the Company’s knowledge, any directors or executive officers of the Company or any associates or subsidiaries of the Company, has effected any transactions in Shares during the 60 day period before the date hereof.

Termination of Rights Agreement. Nabi and American Stock Transfer and Trust Company, LLC, as rights agent (the “Rights Agent”), entered into the First Amendment to Rights Agreement (the “Amendment”) between Nabi and the Rights Agent, dated as of April 20, 2012, which amended the Nabi’s existing Rights Agreement, dated as of August 25, 2011 (the “Rights Agreement”).

The Amendment provided that the Rights (as defined in the Rights Agreement) effectively terminate immediately prior to the execution of the Transaction Agreement. Additionally, the Amendment provides that (i) neither Biota nor any of its Affiliates or Associates (each as defined in the Rights Agreement) shall be deemed an Acquiring Person (as defined in the Rights Agreement), (ii) no Distribution Date, Stock Acquisition Date or Trigger Event (each as defined in the Rights Agreement) will be deemed to have occurred, and (iii) no holder of any Rights will be entitled to exercise such Rights, in any case solely as a result of the approval, execution,

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delivery or effectiveness of the Transaction Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 4.1 to our Current Report on Form 8-K as filed April 26, 2012, which is incorporated herein by reference.

Transaction Agreement. On April 22, 2012, before we commenced the Offer, we entered into the Transaction Agreement, pursuant to which Nabi will acquire all of the outstanding shares of Biota in exchange for shares of Nabi common stock, and Biota will become a wholly-owned subsidiary of Nabi. Immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. Pursuant to the terms of the Transaction Agreement, the completion of the Transaction is conditioned on, among other things, Nabi having a closing net cash balance of no less than $54 million after satisfying outstanding liabilities. Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution will take the form of the Offer and, for any remaining amounts, through a dividend or other return of capital. After the completion of the Offer but prior to the completion of the Transaction, Nabi plans to declare a dividend or implement a return of capital, as applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities. Such remaining cash amount is currently expected to be in the range of approximately $2 million to $5 million. The completion of the Offer is not conditioned upon the completion of the Transaction. Furthermore, the completion of the Transaction is not conditioned upon the completion of the Offer. However, we shall have the right to terminate the Offer if the Transaction Agreement is terminated in accordance with its terms. Please see Section 6 below for a description of conditions to the completion of the Offer. In addition, we intend, subject to approval by our stockholders, to implement a reverse stock split to become effective immediately prior to the completion of the Transaction as described in more detail in the Preliminary Proxy Statement attached hereto as Annex A. The foregoing description of the Transaction, including the Transaction Agreement, is qualified in its entirety by reference to the Preliminary Proxy Statement attached hereto as Annex A, which is incorporated herein by reference and contains, among other things, a copy of the Transaction Agreement and a description of the Transaction and related matters, including the pro forma financial information.

Stock Based Plans.

2007 Omnibus Equity and Incentive Plan. Our Board of Directors previously adopted the 2007 Omnibus Equity and Incentive Plan (“2007 Omnibus Plan”), which as of June 30, 2012 provided for the award of up to 5,707,614 shares of our common stock in the form of non-qualified stock options, restricted stock and other equity and incentive awards. The 2007 Omnibus Plan amended and restated our 2000 Equity Incentive Stock Plan. The 2007 Omnibus Plan also superseded and replaced our 1998 Stock Option Plan and the Nabi 2004 Stock Plan for Non-Employee Directors (“2004 Directors Plan”) for future awards to our employees, consultants and directors. Both the 1998 Stock Option Plan and the 2004 Directors Plan remain in effect with respect to currently outstanding awards. The number of shares available for award under the 2007 Omnibus Plan is automatically increased by any shares subject to awards that expire, terminate or are forfeited to Nabi under the 1998 Stock Option Plan and the 2004 Directors Plan.

The number of shares to be issued upon exercise of outstanding options and available for future grants under the 2007 Omnibus Plan is subject to adjustment in the event of a stock dividend, stock split or combination of shares, recapitalization, or other change in our capital stock.

Persons eligible to receive awards under the 2007 Omnibus Plan include all employees, consultants, and directors of Nabi who, in the opinion of our Board of Directors, are in a position to make a significant contribution to the success of Nabi and its subsidiaries.

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The exercise price of options granted under the 2007 Omnibus Plan may not be less than 100% of the fair market value of our common stock on the date of the award. The exercise date of options granted under the 2007 Omnibus Plan is at the discretion of the Compensation Committee of our Board of Directors which may at any time accelerate the exercisability of all or any portion of any option. The expiration date of options granted under the 2007 Omnibus Plan may not be more than 10 years after the date of grant.

In the event that an optionee’s employment or service with Nabi terminates for any reason including death, disability, retirement or other termination, our Compensation Committee, in its sole discretion, may determine the extent to which, and the period during which, options granted may be exercised, but in no event shall the options be exercisable beyond the option expiration date.

In the event of a consolidation, merger or sale of all or substantially all of the assets of Nabi in which outstanding shares of our common stock are exchanged for securities, cash, or other property of any other business entity or in the event of a liquidation of Nabi, then under the 2007 Omnibus Plan our Compensation Committee may, in its discretion, (i) provide for the acceleration of any time period relating to the exercise or realization of an award, (ii) provide for the purchase of an award upon the participant’s request for an amount of cash or other property that could have been received upon the exercise or realization of an award had the award been currently exercisable or payable, (iii) adjust the terms of an award in a manner determined by our Compensation Committee, (iv) cause an award to be assumed, or new rights to be substituted for the award, by another entity, or (v) make such other provision as the Compensation Committee may consider equitable and in the best interests of Nabi.

As of June 30, 2012, 2,782,873 shares were subject to outstanding options granted under the 2007 Omnibus Plan, and 2,293,132 shares were available for future grants under the 2007 Omnibus Plan.

1998 Non-Qualified Employee Stock Option Plan. In 1998, our Board of Directors adopted the 1998 Non-Qualified Employee Stock Option Plan (“1998 Stock Option Plan”), which provided for the award of up to 7,400,000 shares of our common stock in the form of non-qualified stock options. The 1998 Stock Option Plan has not been approved by our stockholders. The 1998 Stock Option Plan terminated upon stockholder approval at the 2007 Annual Meeting of the 2007 Omnibus Equity and Incentive Plan, except with respect to then outstanding awards.

Persons who received awards under the 1998 Stock Option Plan that remain outstanding include employees, consultants and advisors of Nabi who, in the opinion of our Compensation Committee or our Board of Directors at the time such awards were made, were in a position to make a significant contribution to the success of Nabi and its subsidiaries. Directors and officers of Nabi were not eligible to receive awards under the 1998 Stock Option Plan.

Options granted under the 1998 Stock Option Plan generally have an exercise price equal to the fair market value of our common stock on the date of grant. The options generally become exercisable in four equal annual installments beginning one year after the date of grant. In the event that an optionee’s employment or service with Nabi terminates for any reason other than by death, options that are not then exercisable generally terminate immediately, but options that are exercisable on the date that employment or service terminates generally continue to be exercisable for a period of 90 days or such longer period as our Compensation Committee may determine, but in no event beyond the option expiration date.

In the event of a consolidation, merger or sale of all or substantially all of the assets of Nabi in which outstanding shares of our common stock are exchanged for securities, cash, or other property of any other business entity or in the event of a liquidation of the Company, the 1998 Stock Option Plan provides that our Compensation Committee may, in its discretion, (i) provide that outstanding options shall be assumed or replaced, (ii) provide that all unexercised options will terminate within a specified period, (iii) provide for a cash payment in exchange for the termination of outstanding options, or (iv) provide that outstanding options shall become exercisable in full immediately prior to such event.

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As of June 30, 2012, 173,657 shares were subject to outstanding options granted under the 1998 Stock Option Plan, and no shares were available for future grants under the 1998 Stock Option Plan.

Amendment to Options. On June 8, 2012, our Board of Directors amended all outstanding Nabi stock options held by all current employees, officers and directors of Nabi to provide that the term of any Nabi stock option held by any person whose employment with or service to Nabi ends while the Transaction Agreement is in effect or after completion of the Transaction, other than as a result of such person’s voluntary termination while the Transaction Agreement is in effect or termination by Nabi for cause, shall be the full original term of such option. Without the modification, the stock options held by Nabi employees and employed officers would terminate 90 days after the termination of their employment and the stock options held by Nabi directors and the corporate secretary would terminate one year after their service to Nabi ends. The majority of Nabi’s outstanding options have terms of seven years. Prior to 2007, most Nabi stock options had a term of 10 years. Nabi’s outstanding stock options had a weighted average exercise price of $5.99 as of June 30, 2012. The lowest currently outstanding stock option exercise price is $1.87.

Director Equity Compensation. Under the Company’s compensation policy for non-employee directors, each non-employee director (other than the non-executive Chairman of the Board of Directors) receives an annual retainer of $20,000 plus a fee of $1,500 for each Board of Directors and committee meeting attended by the director (whether the meeting is in person or by conference telephone), other than meetings of the Nominating and Governance Committee. The non-executive Chairman of the Board of Directors receives an annual retainer of $80,000 plus a fee of $1,500 for each Board meeting attended by him. Currently, the chairmen of the Compensation Committee and the Audit Committee receive an annual retainer of $10,000. Fees are paid for attendance at committee meetings even if they are held on the same day as Board of Directors meetings. Directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at Board of Directors and committee meetings. Each non-employee director may elect to be paid his or her annual retainer, in whole or in part, in shares of common stock in lieu of cash, and each non-employee director is eligible to receive an option to purchase shares of common stock upon his or her initial election to the Board of Directors and each reelection to the Board of Directors at any meeting of stockholders. Awards are made under the 2007 Omnibus Plan. The number of shares of common stock underlying such options is determined by the Board of Directors at the time of grant in its sole discretion. The options have an exercise price equal to the fair market value of the common stock on the date of grant. The options become exercisable quarterly over a 12 month period after the date of grant, and the options expire seven years after the date of grant. To the extent that options are exercisable on the date that a director’s service on the board terminates, they will remain exercisable for 12 months after such termination, but in no event later than the original option expiration date. In May 2011, the Company granted options to purchase 20,000 shares of common stock to each of its non-employee directors, except the Chairman of the Board of Directors who received an option to purchase 40,000 shares of common stock.

Retirement Savings Plan. We maintain a retirement savings plan which permits employees to contribute pre-tax annual compensation up to annual statutory limitations. The discretionary company match for employee contributions to the plan is 100% of up to the first 4% of the participant’s earnings contributed to the plan. Our matching contributions to the plan were approximately $0.2 million in 2010, 2009 and 2008. In 2000, the stockholders approved the issuance of up to 425,000 shares of our common stock to our employees participating in our retirement saving plan. To date, no shares have been issued under this plan.

Share Repurchase Program. Rule 13e–4(f)(6) under the Exchange Act prohibits us from purchasing any Shares, other than pursuant to the Offer, until at least ten business days have elapsed after the Expiration Date. Accordingly, any additional purchases outside the Offer may not be consummated until at least ten business days have elapsed after the Expiration Date. In addition, the Transaction Agreement contains certain limits on our ability to make additional purchases that would cause us to have closing net cash balance of less than $54 million at the completion of the Transaction. Our Board of Directors has previously authorized the purchase of up to $150 million of the Company’s outstanding Shares, of which $27.8 million is remaining. We do not intend to make any further purchases pursuant to this share repurchase program.

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Nabi 401(k) Plan. The Nabi Savings & Retirement Plan (the “401(k) Plan”) is a defined contribution plan that is intended to qualify under Section 401(a) of the Code, covering substantially all of Nabi’s U.S. employees, including our executive officers. Participants in the 401(k) Plan may select the investments in which their account balances are invested. Historically, participants were entitled to invest a portion of their account balances in the Company stock fund, which invests in our Shares. The 401(k) Plan no longer allows active investments in our Shares by participants, but the Shares continue to be part of the 401(k) Plan’s investment portfolio.

General. Except as otherwise described herein, neither Nabi nor, to the best of the its knowledge, any of its affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the Offer or with respect to any securities of the Company, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

Contingent Value Rights. After the completion of the Offer, Nabi plans to issue contingent value rights (the “CVRs”) to its stockholders before the completion of the Transaction. Nabi expects that one CVR will be issued for each Share outstanding as of a record date to be set at a date prior to the completion of the Transaction. However, the CVRs will not be attached to the Shares. Nabi plans to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent for the purpose of establishing the terms and conditions of the CVRs and the procedures by which payments, if any, will be made to the CVR holders. The form of the CVR Agreement is attached to the Preliminary Proxy Statement attached hereto as Annex A and is incorporated by reference herein.

The following is a summary of the material terms of the CVR Agreement. This summary does not purport to describe all of the terms of the CVR Agreement and is qualified by reference to the complete text of the form of the CVR Agreement. We urge you to read the form of the CVR Agreement carefully and in its entirety.

The CVRs will be nontransferable, subject to certain limited exceptions as set forth in the CVR Agreement. The CVRs will not represent an equity or ownership interest, and CVR holders will have no voting or dividend rights. The rights of CVR holders will be limited to those rights expressly set forth in the CVR Agreement.

Pursuant to the CVR Agreement, CVR holders may, under certain circumstances, have rights to receive a portion of the cash proceeds actually received by the combined company (after the Transaction) in connection with a NicVAX Transaction. A “NicVAX Transaction” means a full or partial sale, license, transfer or any other similar transaction entered into by Nabi or the combined company with respect to the NicVAX Program (which is defined in the CVR Agreement to include those assets of Nabi that currently are or have been used in the research, development and manufacture of Nabi’s products for the prevention or treatment of nicotine addiction or for use as an aid to smoking prevention and/or cessation, including Nabi’s proprietary vaccine known as NicVAX® (Nicotine Conjugate Vaccine). NicVAX Transactions also include those transactions contemplated by the Exclusive Option and License Agreement, dated as of November 13, 2009, between Nabi and GSK, and any transactions involving any Nabi intellectual property not licensed to GSK under such agreement.

Subject to the terms and conditions of the CVR Agreement, if the combined company consummates a NicVAX Transaction within the 18-month period following the completion of the Transaction (the “Initial CVR Term”), CVR holders will be entitled to receive cash payments equal to such holder’s pro rata portion of (1) 75% of the cash proceeds in excess of $5 million actually received by the combined company in connection with such NicVAX Transaction during the Initial CVR Term (provided that such right is triggered only when the combined company actually receives $5.5 million or more in connection with such NicVAX Transaction) and (2) 75% of the first cash milestone payment actually received by the combined company in connection with such NicVAX Transaction during a five-year tail period following the expiration of the Initial CVR Term (provided that such right is triggered only when the combined company actually receives $0.5 million or more as such milestone payment and certain other thresholds are met). If the combined company does not consummate a NicVAX

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Transaction during the Initial CVR Term, or if the cash proceeds actually received by the combined company in connection with a NicVAX Transaction do not exceed certain thresholds as set forth in the CVR Agreement, no cash payment will be payable to CVR holders.

Under the CVR Agreement, the combined company will not have any obligation whatsoever to pursue, engage in, negotiate, enter into or consummate an actual or potential NicVAX Transaction or to research, develop or commercialize NicVAX® (Nicotine Conjugate Vaccine) or any other product that would trigger a payment to CVR holders; provided, that if the combined company makes a decision to pursue, engage in, negotiate or enter into a NicVAX Transaction, then it will need to use commercially reasonable efforts to seek to ensure that consideration paid to it in connection with a NicVAX Transaction is paid in cash and prior to the expiration of the Initial CVR Term.

Although Nabi currently plans to enter into the CVR Agreement and issue CVRs to Nabi stockholders, there is no assurance that CVRs will be issued at all or based on the terms currently set forth in the form of the CVR Agreement. Nabi currently has not entered into the CVR Agreement and Nabi’s Board of Directors may determine in its sole discretion not to issue the CVRs based on, among other things, the progress of the remaining investigator-initiated combination clinical trial in the Netherlands for NicVAX with Pfizer Inc.’s varenicline (Chantix/Champix). Furthermore, if Nabi and Biota agree, the terms of the CVR Agreement as currently contemplated may be changed prior to Nabi entering into the CVR Agreement.

11.	Certain Legal Matters; Regulatory Approvals.

Except as described above, we are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by the acquisition of Shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of Shares by us as contemplated by the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the Offer to accept for payment and pay for Shares is subject to conditions. See Section 6.

12.	United States Federal Income Tax Consequences.

The following describes certain United States federal income tax consequences relevant to the Offer for U.S. Holders and Non-U.S. Holders (as defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (including, without limitation, dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations or persons who hold Shares as part of a hedging, conversion or constructive sale transaction or as a position in a straddle). In particular, different rules may apply to Shares acquired as compensation (including Shares acquired upon the exercise of options). This discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences of participating in the Offer. Holders of Shares should consult their tax advisors as to the particular consequences to them of participation in the Offer.

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As used herein, a “U.S. Holder” means a beneficial holder of Shares that is for United States federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if it (a) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Holders of Shares who are neither U.S. Holders nor partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) (“Non-U.S. Holders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the Offer and also should see Section 3 for a discussion of the applicable United States withholding tax rules and the potential for obtaining a refund of all or a portion of any tax withheld.

If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Holders that are partners of a partnership holding Shares should consult their own tax advisors.

Non-Participation in the Offer. Stockholders who do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer.

U.S. Holders. An exchange of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder who participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from us.

Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on an exchange of Shares for cash if the exchange (i) results in a “complete termination” of all such U.S. Holder’s equity interest in us, (ii) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (together, as described below, the “Section 302 Tests”). In applying the Section 302 Tests, a U.S. Holder must take account of stock that such U.S. Holder constructively owns under attribution rules set forth in Section 318 of the Code, pursuant to which the U.S. Holder will be treated as owning our Shares owned by certain family members (except that in the case of a “complete termination” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and our stock that the U.S. Holder has the right to acquire by exercise of an option. An exchange of Shares for cash pursuant to the Offer will be a “complete termination” of a U.S. Holder’s equity interest in us if the U.S. Holder owns none of our Shares either actually or constructively (taking into account any effective waivers of attribution from family members) immediately after the exchange. An exchange of Shares for cash will be a substantially disproportionate redemption with respect to a U.S. Holder if (a) the percentage of the then outstanding Shares owned by such U.S. Holder in us immediately after the exchange is less than 80% of the percentage of the Shares owned by such U.S. Holder in us immediately before the exchange, (b) the percentage of the then outstanding voting stock owned by such U.S. Holder in us immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. Holder in us immediately before the exchange, and (c) the U.S. Holder owns less than 50% of the outstanding voting stock immediately after the exchange. If an exchange of Shares for cash fails to satisfy either the “complete termination” or “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in us. An exchange of Shares for cash that results in a reduction of the proportionate equity interest in us of a U.S. Holder whose relative equity interest in us is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend.” U.S.

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Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances and regarding the possibility that the Transaction and the Offer may be integrated for purposes of applying the Section 302 Tests to the Offer.

If a U.S. Holder is treated as recognizing gain or loss from the disposition of the Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder’s adjusted basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. The maximum United States federal income tax rate applicable to long-term capital gains is currently15%. Statutory limitations apply to the ability of a U.S. Holder to make use of capital losses.

If a U.S. Holder is not treated under the Section 302 Tests as recognizing gain or loss on an exchange of Shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the exchange will be treated as a dividend to the extent of the portion of our current and accumulated earnings and profits allocable to such Shares. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as dividends, i.e., the entire amount of cash received without reduction for the tax basis of the Shares exchanged. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. U.S. Holders should consult their tax advisors concerning the rules discussed in this paragraph in light of their particular circumstances.

To the extent that amounts received pursuant to the Offer exceed a U.S. Holder’s allocable share of our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such U.S. Holder’s Shares, and any amounts in excess of the U.S. Holder’s adjusted basis will constitute capital gain. Any remaining adjusted basis in the Shares tendered will be transferred to any remaining Shares held by such U.S. Holder.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer Shares than are tendered. Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

Non-U.S. Holders. The Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the U.S. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the U.S., a Non-U.S. Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. The Depositary will determine a holder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g. IRS Forms W-8BEN or W-8ECI) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Holder meets one of the Section 302 Tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

United States Federal Income Tax Backup Withholding. See Section 3 with respect to the application of United States federal income tax backup withholding to both U.S. and Non-U.S. Holders.

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13.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by Nabi of Shares under the Offer will reduce (at least until the Transaction is completed) our “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets). This reduction in our public float may result in lower stock prices and/or reduced liquidity in the trading market for the Shares following completion of the Offer. In addition, the Offer may reduce the number of Nabi stockholders. As of July 1, 2012, the last day before we commenced the Offer, we had 42,876,030 issued and outstanding Shares. Stockholders may be able to sell non-tendered Shares in the future, on NASDAQ or otherwise, at a net price higher or lower than the Purchase Price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such Shares in the future.

We anticipate that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for such Shares. Based upon published guidelines of NASDAQ, we do not believe that our purchase of Shares under the Offer will cause the remaining outstanding Shares to be delisted from NASDAQ.

The Shares are now “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. Nabi believes that, following the purchase of Shares under the Offer, the Shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

The Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of Shares under the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

14.	Extension of the Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.

We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for, or, subject to applicable law, to postpone payment for Shares, upon the occurrence of an event that results in any of the conditions specified in Section 6 being triggered by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of an Offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, regardless of whether any of the events set forth in Section 6 have occurred or are deemed by us to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the notice of the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. In addition, we would file such press release as an exhibit to the Schedule TO.

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If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

(i) we increase or decrease the price to be paid for Shares or increase or decrease the value of Shares sought in the Offer (and thereby increase or decrease the number of Shares being sought in the Offer) and, in the event of an increase in the value of Shares purchased in the Offer, the increase exceeds 2% of the Shares outstanding, and

(ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, then in each case the Offer will be extended until the expiration of the period of at least ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m., at the beginning of the day, through 12:00 midnight, at the end of the day, New York City time.

15.	Fees and Expenses.

We have retained Morrow & Co., LLC to act as Information Agent in connection with the Offer. As Information Agent, Morrow & Co., LLC may contact holders of Shares by mail, telephone, facsimile and personal interviews and may request brokers, dealers, commercial banks, trust companies or other nominee stockholders to forward materials relating to the Offer to beneficial owners. Morrow & Co., LLC, in its capacity as Information Agent, will receive reasonable and customary compensation for its services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

We have retained American Stock Transfer & Trust Company, LLC to act as Depositary in connection with the Offer. American Stock Transfer & Trust Company, LLC, in its capacity as Depositary, will receive reasonable and customary compensation for its services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

Certain officers and employees of the Company may render services in connection with the Offer but they will not receive any additional compensation for such services.

We will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers, dealers, commercial banks, trust companies or other nominee stockholders are urged to consult the brokers, banks and other nominee stockholders to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers, commercial banks, trust companies or other nominee stockholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, trust company or other nominee has been authorized to act as the agent of Nabi, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on the purchase of Shares in the Offer, except as otherwise described in Section 5.

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16.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction within the United States where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction within the United States. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 9 with respect to information concerning Nabi.

We have not authorized anyone to provide you with information or make any representation on behalf of us or in connection with the Offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, you should not rely on that information or representation as having been authorized by us.

Nabi Biopharmaceuticals

July 2, 2012

35

ANNEX A

Preliminary Proxy Statement

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No.      )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under § 240.14a-12

Nabi Biopharmaceuticals
(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐	No fee required.
☒	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)	Title of each class of securities to which transaction applies:

Common stock, par value $0.10 per share, of Nabi Biopharmaceuticals (the “common stock”)

(2)	Aggregate number of securities to which transaction applies:

126,000,000 shares of common stock to be issued in the transaction

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

The maximum aggregate value of the transaction was calculated, solely for purposes of determining the filing fee, by multiplying 126,000,000 shares of common stock by $1.58 per share (value of one share of common stock, based on the average of high and low prices of Nabi Biopharmaceuticals common stock as reported on the NASDAQ Global Select Market on June 4, 2012). In accordance with Section 14(g) of the U.S. Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0001146 by the sum under item (4) below.

(4)	Proposed maximum aggregate value of transaction: $199,080,000

(5)	Total fee paid: $22,815
☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Preliminary Proxy Statement

Subject to completion, dated June 8, 2012

[*****], 2012

PROPOSED TRANSACTION—YOUR VOTE IS VERY IMPORTANT

The board of directors of Nabi Biopharmaceuticals (“Nabi”) has unanimously approved and declared advisable a Merger Implementation Agreement (the “Transaction Agreement”), dated as of April 22, 2012, by and between Nabi and Biota Holdings Limited (“Biota”), pursuant to which Nabi will acquire all of the outstanding shares of Biota in exchange for shares of Nabi common stock, and Biota will become a wholly-owned subsidiary of Nabi (the “Transaction”). Upon the completion of the Transaction, shares of Nabi common stock representing approximately 74% of the outstanding common stock of the combined company will be issued to former Biota stockholders, and the shares of common stock held by existing Nabi stockholders will represent approximately 26% of the outstanding common stock of the combined company immediately after the completion of the Transaction. The combined company will be named Biota Pharmaceuticals, Inc., and the shares of the combined company will be traded on the NASDAQ Global Select Market under the symbol “[*****].”

We are sending you the accompanying proxy statement to ask you to attend a special meeting of the stockholders of Nabi, or to vote your shares by proxy, in respect of the following proposals in connection with the Transaction:

•

to approve an amendment to the Nabi Restated Certificate of Incorporation (the “Nabi certificate of incorporation”) to increase the authorized shares of Nabi common stock from 125,000,000 shares to 200,000,000 shares;

•	to approve an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”;

•

to approve an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012 at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion;

•	to approve the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Transaction Agreement;

•	to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction; and

•

to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4.

After careful consideration, Nabi’s board of directors has determined that it is advisable and in the best interests of Nabi and its stockholders to consummate the Transaction as contemplated by the Transaction Agreement, and unanimously recommends that you vote “FOR” each of the foregoing proposals.

The accompanying proxy statement provides you with information about the Transaction Agreement, the Transaction and the special meeting of Nabi’s stockholders. Nabi encourages you to read the proxy statement carefully and in its entirety, including the Transaction Agreement, which is attached as Annex A. Before deciding how to vote, you should consider the “Risk Factors” beginning on page 28 of the proxy statement. You may also obtain more information about Nabi from documents Nabi has filed with the Securities and Exchange Commission as described under “Where You Can Find More Information” beginning on page 142 of the proxy statement.

Your vote is important.

The Transaction cannot be completed unless the proposals to approve the amendments to the Nabi certificate of incorporation to increase the number of authorized shares and to change the name of the company are approved by the affirmative vote of the holders of a majority of the outstanding shares of Nabi’s common stock entitled to vote thereon, and the proposal to approve the issuance of Nabi common stock to Biota stockholders in the Transaction is approved by the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting of Nabi stockholders. Accordingly, whether or not you plan to attend the special meeting, you are requested to promptly vote your shares by completing, signing and dating the enclosed proxy card or voting instruction form and returning it in the postage-paid envelope provided, or by voting over the telephone or via the Internet as instructed in these materials. If you sign, date and mail your proxy card without indicating how you wish to vote, your vote will be counted as a vote “FOR” each of the proposals described above.

Thank you for your cooperation and continued support.

Sincerely,

Raafat E.F. Fahim Ph.D.
President and Chief Executive Officer

This proxy statement is dated [*****], 2012 and, together with the accompanying proxy card, is first being mailed or otherwise distributed to stockholders of Nabi on or about [*****], 2012.

12270 Wilkins Avenue

Rockville, Maryland 20852

NOTICE OF

SPECIAL MEETING OF STOCKHOLDERS

To Be Held On [*****], 2012

A special meeting of stockholders of Nabi Biopharmaceuticals (“Nabi”) will be held at [*****] on [*****], 2012, at [*****] a.m. local time, for the purpose of considering and voting upon the following proposals:

1.	to approve an amendment to the Nabi Restated Certificate of Incorporation (the “Nabi certificate of incorporation”) to increase the authorized shares of Nabi common stock from 125,000,000 shares to 200,000,000 shares;

2.	to approve an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”;

3.	to approve an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012 at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion;

4.	to approve the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Merger Implementation Agreement (the “Transaction Agreement”), dated as of April 22, 2012, by and between Nabi and Biota Holdings Limited (“Biota”), pursuant to which Nabi will acquire all of the outstanding shares of Biota in exchange for shares of Nabi common stock, and Biota will become a wholly-owned subsidiary of Nabi (the “Transaction”);

5.	to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction; and

6.	to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4.

[*****], 2012 has been fixed as the record date for the determination of Nabi stockholders who are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. Only holders of Nabi common stock of record as of the close of business on [*****], 2012 are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

Your vote is important. Each of the proposals to be considered and voted upon at the special meeting is subject to a separate vote by Nabi’s stockholders. The Transaction cannot be completed unless the proposals to approve the amendments to the Nabi certificate of incorporation to increase the number of authorized shares and change the name of the company are approved by the affirmative vote of the holders of a majority of the outstanding shares of Nabi’s common stock entitled to vote thereon, and the proposal to approve the issuance of Nabi common stock to Biota stockholders in the Transaction is approved by the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting of Nabi stockholders. Accordingly, whether or not you plan to attend the special meeting, you are requested to promptly vote your shares by completing, signing and dating the enclosed proxy card or voting instruction form and returning it in the postage-paid envelope provided, or by voting over the telephone or via the Internet as instructed in these materials. If you sign, date and mail your proxy card without indicating how you wish to vote, your vote will be counted as a vote “FOR” each of the proposals described above.

Instructions on the different ways to vote are found on the enclosed proxy card or voting instruction form. Please vote each and every proxy card or voting instruction form you receive. You may revoke your proxy at any time before it is voted at the special meeting by following the procedures set forth in the accompanying proxy statement.

Nabi’s board of directors has determined that it is advisable and in the best interests of Nabi and its stockholders to consummate the Transaction as contemplated by the Transaction Agreement, and unanimously recommends that you vote “FOR” each of the proposals to be considered and voted upon at the special meeting.

By Order of the Board of Directors,

Raafat E. F. Fahim, Ph.D.
President and Chief Executive Officer

Rockville, Maryland

[*****], 2012

i

LIST OF ANNEXES

Annex A	Merger Implementation Agreement
Annex B	Biota Financial Statements
Annex C	Opinion of Financial Advisor to the Nabi Board of Directors
Annex D	Amendment No. 1 to Certificate of Incorporation
Annex E	Amendment No. 2 to Certificate of Incorporation
Annex F	Amendment No. 3 to Certificate of Incorporation
Annex G	Contingent Value Rights Agreement

ii

SUMMARY

This proxy statement is being furnished to the stockholders of Nabi Biopharmaceuticals (“Nabi”) in connection with the solicitation of proxies by our board of directors for use at a special meeting of stockholders to be held on [******], 2012 at [******] a.m. local time, and at any reconvened meeting following any adjournment or postponement thereof. The special meeting will be held at [*****]. The purpose of the special meeting is for our stockholders to consider and vote upon certain proposals in connection with the transaction contemplated by the Merger Implementation Agreement, dated as of April 22, 2012, as it may be amended or supplemented (the “Transaction Agreement”), by and among Nabi and Biota Holdings Limited, a Melbourne, Australia company (“Biota”), pursuant to which each outstanding ordinary share of Biota capital stock will be acquired by Nabi in exchange for newly issued shares of Nabi common stock pursuant to a scheme of arrangement under Australian corporate law, and Biota will become a wholly-owned subsidiary of Nabi (the “Transaction” or the “scheme of arrangement”).

The following summary highlights selected information in this proxy statement and may not contain all of the information that may be important to you. Accordingly, you are urged to read carefully this entire proxy statement, including the attached annexes, and the other documents to which this proxy statement refers you in order for you to fully understand the Transaction. See “Where You Can Find More Information” beginning on page 142 of this proxy statement. Each item in this summary refers to the page of this proxy statement on which that subject is discussed in more detail.

The functional currency of Nabi is the United States (“U.S.”) dollar. Unless otherwise specified, all references to “dollars,” “$,” or “U.S.$” shall mean U.S. dollars. Biota uses the Australian dollar (“A$”) as its functional currency.

The Companies

Nabi Biopharmaceuticals (see page 81)

Nabi Biopharmaceuticals, headquartered in Rockville, Maryland, is a biopharmaceutical company that has focused on the development of vaccines addressing unmet medical needs, including nicotine addiction. Its sole product currently in development is NicVAX® (Nicotine Conjugate Vaccine), an innovative and proprietary investigational vaccine for the treatment of nicotine addiction and prevention of smoking relapse based on patented technology.

The principal trading market for Nabi’s common stock (NASDAQ: NABI) is the NASDAQ Global Select Market (“NASDAQ”). Nabi’s principal executive offices are located at 12270 Wilkins Avenue, Rockville, MD 20852. Its telephone number is (301) 770-3099. Nabi’s website is located at www.nabi.com (the contents of which are not part of this proxy statement).

Biota Holdings Limited (see page 81)

Biota Holdings Limited, headquartered in Melbourne Australia, is an anti-infective drug discovery and development company with key expertise in respiratory diseases, particularly influenza. Biota’s first revenue-producing product, zanamivir, was developed and commercialized as the first-in-class neuraminidase inhibitor (“NI”) pursuant to a research and license agreement entered into with GlaxoSmithKline (“GSK”). GSK markets the product as Relenza™. Biota and Daiichi Sankyo co-own a range of second generation influenza NI antivirals, of which the lead product, laninamivir, is marketed in Japan by Daiichi Sankyo as Inavir®. Biota holds a contract from the U.S. Office of Biomedical Advanced Research and Development Authority (“BARDA”) for the late stage development of laninamivir.

In addition, Biota has undertaken a Phase IIb study with its lead antiviral compound for human rhinovirus (“HRV”) infection in patients with asthma. Further Biota research achievements include a series of candidate drugs aimed at treatment of respiratory syncytial virus (“RSV”) infection and hepatitis C virus (“HCV”) infection.

The principal trading market for Biota’s ordinary shares (ASX: BTA) is the Australian Securities Exchange (“ASX”). Biota’s ordinary shares also are traded in the U.S. in the form of American Depositary Receipts (ADR Trading Symbol: BTAHY). Biota’s principal executive offices are located at 10/585 Blackburn Road, Notting Hill Victoria 3168, Australia. Its telephone number is +61 3 9915 3700. Biota’s website is located at www.biota.com.au (the contents of which are not part of this proxy statement).

Special Meeting of Nabi Stockholders

The Special Meeting (see page 45)

Nabi’s stockholders are being asked to consider and vote upon the following proposals in connection with the Transaction:

1.	to approve an amendment to the Nabi Restated Certificate of Incorporation (the “Nabi certificate of incorporation”) to increase the authorized shares of Nabi common stock from 125,000,000 shares to 200,000,000 shares;

2.	to approve an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”;

3.	to approve an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012, at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion;

4.	to approve the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Transaction Agreement;

5.	to approve, on an advisory (non-binding) basis, of the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction; and

6.	to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4.

Proposals 1, 2 and 3 are collectively referred to herein as the “Charter Amendment Proposals.” Proposals 1, 2 and 4 are collectively referred to herein as the “Transaction Proposals.”

The Nabi stockholder’s vote on such proposals will take place at a special meeting to be held at [*****] a.m. local time on [*****], 2012, at [*****].

Record Date for the Special Meeting (see page 45)

You can vote at the special meeting all of the shares of Nabi’s common stock you held of record as of the close of business on [*****], 2012, which is the record date for the special meeting. As of the close of business on the record date, there were [*****] shares of Nabi’s common stock outstanding.

Recommendation of the Nabi Board of Directors (see page 61)

Nabi’s board of directors unanimously recommends that you vote “FOR” each of the proposals to be considered and voted upon at the special meeting. In connection with its decision to recommend that you vote

“FOR” each of the proposals, Nabi’s board of directors has determined that it is advisable and in the best interests of Nabi and its stockholders to adopt each amendment to the Nabi certificate of incorporation and to issue the Nabi shares in connection with the Transaction. See “The Transaction—Nabi Reasons for the Transaction” beginning on page 57 of this proxy statement and “The Transaction—Recommendation of the Nabi Board of Directors” beginning on page 61 of this proxy statement for more information about the factors considered by Nabi’s board of directors.

Required Vote (see page 48)

Each share of Nabi’s common stock is entitled to one vote at the special meeting. The holders of issued and outstanding shares of Nabi’s common stock which represent a majority of the votes entitled to be cast at the special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the special meeting. Abstentions will be counted for purposes of determining the presence of a quorum at the special meeting. Banks, brokers and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. As each of the proposals to be voted upon at the special meeting is considered “non-routine,” such organizations do not have discretion to vote on any proposal for which they do not receive instructions from their customers (this is referred to in this context as a “broker non-vote”). As a result, if you fail to provide your broker, bank or other nominee with any instructions regarding how to vote your shares, your shares will not be considered present at the special meeting, will not be counted for purposes of determining the presence of a quorum and will not be voted on any of the proposals. If you provide instructions to your broker, bank or other nominee which indicate how to vote your shares with respect to certain proposals but not with respect to a particular proposal, your shares will be considered present at the special meeting and be counted for purposes of determining the presence of a quorum but will not be voted with respect to that particular proposal.

Approval of the proposals presented at the special meeting will require the following:

•

Approval of each of the Charter Amendment Proposals requires the affirmative vote of the holders of a majority of the shares of Nabi’s common stock outstanding at the close of business on the record date. An abstention from voting or a broker non-vote on any of the Charter Amendment Proposals will have the same effect as a vote against the proposal.

•

Approval of the issuance of shares of Nabi common stock to Biota stockholders as contemplated by the Transaction Agreement will require the affirmative vote of the holders of a majority of the shares of Nabi’s common stock properly cast on the proposal at the special meeting. An abstention from voting or a broker non-vote on this proposal will have no effect on the outcome of the vote on this proposal.

•

Approval, on an advisory (non-binding) basis, of the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction will require the affirmative vote of the holders of a majority of the shares of Nabi’s common stock properly cast on the proposal at the special meeting. An abstention from voting or a broker non-vote on this proposal will have no effect on the outcome of the vote on this proposal.

•

Approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4, will require the affirmative vote of the holders of a majority of the shares of Nabi’s common stock properly cast on the proposal at the special meeting. An abstention from voting or a broker non-vote on this proposal will have no effect on the outcome of the vote on this proposal.

Security Ownership of Certain Beneficial Owners and Management of Nabi Stock (see page 47)

As of the close of business on May 15, 2012, the current directors and executive officers of Nabi were deemed to beneficially own 2,722,663 shares of Nabi’s common stock, which represented approximately 6.3% of the shares of Nabi’s common stock outstanding on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”), as described below under “The Special Meeting—Security Ownership of Certain Beneficial Owners and Management of Nabi Stock” beginning on page 47 of this proxy statement.

The Transaction

Structure of the Transaction (see page 53)

On April 22, 2012, Nabi and Biota entered into the Transaction Agreement, pursuant to which Nabi will acquire all of the outstanding ordinary shares of Biota in accordance with a scheme of arrangement under Australian corporate law and to be submitted for approval by the Supreme Court of Victoria, Australia. Subject to the terms and conditions of the Transaction Agreement, upon the completion of the Transaction, each ordinary share of Biota outstanding immediately prior to the completion of the Transaction will be transferred to Nabi in exchange for 0.669212231 newly issued shares of Nabi common stock (the “exchange ratio”), subject to certain adjustments as described below. Biota does not have any class or series of capital stock outstanding other than the ordinary shares. As a result of the Transaction, Biota will become a wholly-owned subsidiary of Nabi. A copy of the Transaction Agreement is attached as Annex A to this proxy statement. Nabi encourages you to read the Transaction Agreement carefully and in its entirety, as it is the principal legal document that governs the Transaction.

Consideration (see page 106)

Nabi stockholders.    Nabi stockholders will continue to own their existing shares of Nabi common stock after the Transaction. Nabi stockholders should not return their stock certificates with the enclosed proxy card.

Biota stockholders.    Nabi has agreed to issue 0.669212231 shares of Nabi common stock for each ordinary share of Biota outstanding immediately prior to the completion of the Transaction, subject to certain adjustments as described below. Immediately after the completion of the Transaction, Nabi’s existing stockholders collectively will own approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders collectively will own approximately 74% of the outstanding common stock of the combined company. In the event that Nabi conducts an issuer tender offer to purchase shares of Nabi common stock or implements the reverse stock split described in the proxy statement before the completion of the Transaction, the number of shares of Nabi common stock to be issued in exchange for each ordinary share of Biota will be adjusted in accordance with the Transaction Agreement in order to preserve the respective percentage of shares of the outstanding common stock of the combined company to be held immediately after the completion of the Transaction by Biota’s former stockholders on the one hand (collectively being approximately 74%) and Nabi’s existing stockholders on the other hand (collectively being approximately 26%).

Treatment of Equity-Based Awards (see page 106)

Biota has represented in the Transaction Agreement that, immediately prior to the completion of the Transaction, there will be no outstanding rights to acquire any ordinary shares of Biota under Biota’s equity incentive arrangements.

Opinion of Financial Advisor to the Nabi Board of Directors (see page 61)

On April 20, 2012, Houlihan Lokey Financial Advisors, Inc., which we refer to as Houlihan Lokey, rendered its written opinion to Nabi’s board of directors as to the fairness to Nabi from a financial point of view as of such date of the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement.

Houlihan Lokey’s opinion was directed to Nabi’s board of directors (in its capacity as such) and only addressed the fairness to Nabi, from a financial point of view, of the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement and did not address any other aspect or implication of the Transaction. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to any Nabi stockholder as to how such stockholder should act or vote with respect to any matter relating to the Transaction.

Interests of Nabi’s Executive Officers and Directors in the Transaction (see page 67)

In considering the recommendation of Nabi’s board of directors to vote in favor of each of the proposals to be considered and voted upon at the special meeting, you should be aware that Nabi’s executive officers and directors have interests in the Transaction that may be different from, or in addition to, the interests of Nabi’s stockholders generally. Nabi’s board of directors was aware of these interests and considered them, among other matters, when it approved the Transaction Agreement and the Transaction. See “The Transaction—Interests of Nabi Executive Officers and Directors in the Transaction” beginning on page 67 of this proxy statement for more information.

Accounting Treatment (see page 71)

Under accounting principles generally accepted in the U.S. (“U.S. GAAP”), the Transaction will be accounted for as a “reverse acquisition” pursuant to which Biota will be considered the acquiring entity for accounting purposes. As such, Biota will allocate the total purchase consideration to Nabi’s tangible and identifiable intangible assets and liabilities based on their relative fair values at the date of the completion of the Transaction. Biota’s historical results of operations will replace Nabi’s historical results of operations for all periods prior to the Transaction; after completion of the Transaction, the results of operations of both companies will be included in Nabi’s consolidated financial statements.

Directors and Executive Officers Following the Transaction (see page 72)

The parties have reached certain agreements regarding the governance of the combined company following the completion of the Transaction, including the following:

•

Board of Directors.    The board of directors of the combined company will initially consist of eight directors, six of whom will be former directors of Biota and two of whom will be former directors of Nabi. It is currently expected that a certain number of directors of the combined company who were former directors of Biota will not stand for election at the first stockholders’ meeting of the combined company following the Transaction. Thereafter, it is currently expected that the board of directors of the combined company will consist of fewer members with a majority of the directors being based in the U.S.

•

Executive Officers.    Biota’s current chief executive officer, Peter Cook, and Biota’s current chief financial officer, Damian Lismore, will fill those roles within the combined company for an appropriate transition period until U.S. based executives are appointed and assume responsibility. It is anticipated that senior management positions in the combined company will be filled principally from current members of the Biota management team.

•	Headquarters. It is the current intention of Biota and Nabi that the combined company’s corporate headquarters will initially be located in Rockville, Maryland.

Material U.S. Federal Income Tax Consequences of the Transaction (see page 76)

There are no material U.S. federal income tax consequences to Nabi’s existing stockholders that will result from the issuance of Nabi shares in the Transaction. See “Proposal 3: Amendment to Certificate of Incorporation to Effectuate Reverse Stock Split—Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 136 of this proxy statement for a discussion of certain U.S. federal income tax consequences of the proposed reverse stock split described in this proxy statement.

Regulatory and Other Approvals (see page 79)

Australian Regulatory Matters

Under the Corporations Act of 2001 (Cth) (“Corporations Act”), the Transaction must be approved by Biota stockholders and a Supreme or Federal Court of Australia (expected to be the Supreme Court of Victoria, Australia) to become effective. The Corporations Act expressly prevents a court from granting approval unless:

•	the Australian Securities and Investments Commission (“ASIC”) provides the court with a statement that it has no objection to the Transaction; or

•

the court is satisfied that the Transaction has not been proposed for the purpose of enabling any person to avoid the operation of any of the provisions of Chapter 6 of the Corporations Act (which relates to takeovers).

Biota intends to apply to the Supreme Court of Victoria, Australia at a first court hearing (the “first court hearing”) for (1) an order that meetings for each applicable class of Biota stockholders be convened and (2) an approval of the distribution of the explanatory memorandum about the Transaction to Biota stockholders. Biota must give ASIC at least 14 days’ notice before the first court hearing and must allow ASIC a reasonable opportunity to review the explanatory memorandum and to make submissions to the court with respect to it. Biota also intends to apply to ASIC for ASIC to provide to the court a written statement that it has no objection to the Transaction. Provided that ASIC is satisfied with the terms of the Transaction documents (including the Transaction Agreement) and the explanatory memorandum to be provided to Biota stockholders, Biota expects that ASIC will provide to the court at the first court hearing a letter stating that ASIC intends to issue a no-objection statement at the second court hearing (described below).

Pursuant to the orders made by the court at the first court hearing, Biota will convene a meeting of Biota stockholders to vote on a resolution to approve the Transaction. The Transaction requires the approval of a majority in number of Biota stockholders that are present and voting in person or by proxy at the meeting, as well as at least 75% of the votes cast on the resolution in person or by proxy by Biota stockholders at the meeting. The Biota stockholders meeting is expected to occur on or about [****], 2012.

If the Transaction is approved at the Biota stockholders meeting and all other conditions to the Transaction are satisfied, Biota will seek to obtain court approval of the Transaction at the second court hearing (the “second court hearing”). The second court hearing is expected to occur on or about [****], 2012. If the court approves the Transaction, a copy of the court order will be filed with ASIC and the Transaction will become binding on all applicable classes of Biota stockholders, including those who voted against the Transaction (the “effective date of the scheme of arrangement”).

Trading in ordinary shares of Biota on the ASX will be suspended from the close of trading on the effective date of the scheme of arrangement, which is anticipated to be shortly after the date of court approval. A record date (which will be the fifth business day following the effective date of the arrangement) will be set to determine the Biota stockholders entitled to receive shares of Nabi common stock as consideration in the Transaction. The Transaction consideration will be provided to Biota stockholders three business days after such record date and the Transaction will be deemed to have been completed or implemented on that date (the “implementation date”).

Biota Stockholder Approval

Biota will hold a special meeting of its stockholders on or about [****], 2012 to consider and vote upon a resolution to approve the Transaction. The Transaction must be approved by the requisite majorities of the Biota stockholders under Section 411(4)(a)(ii) of the Corporations Act (a majority in number of Biota stockholders that are present and voting in person or by proxy at the meeting, as well as at least 75% of the votes cast on the resolution in person or by proxy by Biota stockholders at the meeting).

HSR Approval

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the implementing regulations thereunder (the “HSR Act”) require the parties to certain acquisitions and other transactions that meet specified minimum size requirements to file notifications with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and observe a waiting period before closing, unless an exemption applies. Nabi and Biota believe that the Transaction is exempt from the notification requirements based on the fair market value of Biota’s non-exempt assets, namely its assets in the U.S. Accordingly, neither Nabi nor Biota is expected to make a notification under the HSR Act with respect to the Transaction. If such exemption does not apply, the Transaction would not be able to be consummated until notification and report forms have been filed with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission by Nabi and Biota, and the applicable waiting period has expired or been terminated.

Other than as described above, neither Nabi nor Biota is aware of any regulatory approvals required to be obtained, or waiting periods required to expire, to complete the Transaction. If Nabi and Biota discover that other approvals or waiting periods are necessary, Nabi and Biota intend to seek to obtain or comply with them in accordance with the Transaction Agreement.

Listing of Nabi Common Stock (see page 80)

Nabi has agreed to obtain listing approval from the NASDAQ for the Nabi shares that will be issued in the Transaction.

No Appraisal Rights (see page 76)

Under Delaware law, holders of shares of Nabi common stock are not entitled to appraisal rights in connection with the Transaction or any of the matters to be acted on at the special meeting.

Conditions to Completion of the Transaction (see page 108)

As more fully described in this proxy statement and in the Transaction Agreement, the completion of the Transaction is conditioned on the satisfaction or, where legally permissible, waiver of a number of conditions, including among others:

•	Biota stockholder approval of the Transaction;

•	Nabi stockholder approval of the Transaction Proposals;

•	approval of the Transaction by the Supreme Court of Victoria, Australia;

•	approval by the NASDAQ of the listing of the Nabi shares that will be issued in the Transaction;

•	Nabi having a closing net cash balance of no less than $54 million after satisfying outstanding liabilities; and

•	expiration or early termination of any applicable waiting period under the HSR Act and certain other competition laws.

Each party’s obligation to complete the Transaction is subject to certain other conditions, including the absence of any injunction, restraint or governmental restriction prohibiting the Transaction, the accuracy of the other party’s representations and warranties contained in the Transaction Agreement, material compliance by the other party with its obligations under the Transaction Agreement, and the absence of a material adverse effect related to the other party. Nabi cannot be certain when, or if, the conditions to the Transaction will be satisfied or waived, or that the Transaction will be completed. Approval, on an advisory (non-binding) basis, of the compensation payable under existing arrangements to certain executive officers of Nabi and approval of the proposed amendment to the Nabi certificate of incorporation to effect a reverse stock split are not conditions to completion of the Transaction.

Non-Solicitation of Other Offers (see page 122)

The Transaction Agreement obliges each party to abide by certain restrictions on such party’s ability to solicit competing proposals from third parties and to provide non-public information to and enter into discussions or negotiations with third parties regarding competing proposals. Notwithstanding this obligation, each party may under certain circumstances furnish information to and engage in discussions or negotiations with third parties with respect to unsolicited competing proposals if such company’s board of directors determines in good faith that the competing proposal is, or may reasonably be expected to lead to, a superior proposal, as defined in the Transaction Agreement, and that not taking such action would, or would be likely to, involve a breach of the fiduciary or statutory duties owed by a director.

Termination of the Transaction Agreement (see page 123)

The Transaction Agreement may be terminated and the Transaction abandoned at any time before the effective time of the Transaction upon the mutual agreement of Nabi and Biota. In addition, either Nabi or Biota may terminate the Transaction Agreement if:

•	there is a breach or non-fulfillment of a condition to closing described under “—Conditions to Completion of the Transaction” above that is not waived;

•

a condition to closing becomes incapable of being satisfied, and the parties are unable to reach an agreement to resolve the matter within 15 business days after a notice is given by the non-breaching party to the breaching party;

•

before the approval of the Transaction by the Supreme Court of Victoria, Australia, if the other party is in material breach of any clause of the Transaction Agreement and the breach continues to exist for 15 business days after a notice is given by the non-breaching party to the breaching party; or

•	the Transaction has not become effective on or before October 31, 2012.

Nabi may terminate the Transaction Agreement if Biota’s board of directors publicly changes (including by attaching qualifications) or withdraws its recommendation in favor of the Transaction or publicly recommends, promotes or otherwise endorses a superior proposal. Similarly, the Transaction Agreement may be terminated by Biota if (1) Nabi’s board of directors publicly changes (including by attaching qualifications) or withdraws its recommendation in favor of the Transaction Proposals or publicly recommends, promotes or otherwise endorses a superior proposal or (2) if Nabi does not comply with its obligations, after the Transaction is approved by the Supreme Court of Victoria, Australia, to provide the Nabi closing net cash balance certificate to Biota on the implementation date showing a Nabi closing net cash balance of no less than $54 million.

Expenses and Break Fees (see page 124)

In certain circumstances described under “The Transaction Agreement—Break Fee” beginning on page 124 of this proxy statement, Nabi may be obligated to pay Biota a break fee of A$2.0 million or Biota may be obligated to pay Nabi a break fee of A$2.0 million. The Transaction Agreement generally provides that each party will bear its own costs and expenses, except as described under “The Transaction Agreement—Costs and Expenses” beginning on page 126 of this proxy statement.

Repurchase of Shares of Nabi Common Stock; Dividends and Distributions (see page 77)

Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution is expected to take the form of a repurchase of certain of the outstanding shares of Nabi common stock through an issuer tender offer and, for any remaining amounts, through a dividend or return of capital, and currently is expected to be in the range of approximately $25 million to $30 million in the aggregate. Nabi plans to commence an issuer tender offer to repurchase certain of the outstanding shares of Nabi common stock after filing a preliminary form of this proxy statement with the SEC and to complete such issuer tender offer before mailing a definitive form of this proxy statement to Nabi stockholders. After the completion of the issuer tender offer but prior to the completion of the Transaction, Nabi plans to declare a dividend or effect a return of capital, as applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities.

Contingent Value Rights (see page 77)

Nabi plans to issue contingent value rights (each, a “CVR” and collectively, the “CVRs”) to existing Nabi stockholders before the completion of the Transaction. Nabi expects that one CVR will be issued for each share of Nabi common stock outstanding as of a record date to be set at a date prior to the completion of the Transaction. However, the CVRs will not be attached to the shares of Nabi common stock. A CVR will be a non-transferrable (subject to certain limited exceptions) right to potentially receive certain cash payments in connection with a NicVAX Transaction (as defined in the CVR Agreement) upon the terms and subject to the conditions set forth in a Contingent Value Rights Agreement to be entered into between Nabi and a rights agent (the “CVR Agreement”). The form of the CVR Agreement is attached to this proxy statement as Annex G.

See “Repurchase of Shares of Nabi Common Stock; Dividends and Distributions—Contingent Value Rights” beginning on page 77 of this proxy statement for more information regarding the CVRs, the CVR Agreement and the NicVAX Transaction.

Questions

If you have additional questions about the Transaction or other matters discussed in this proxy statement after reading this proxy statement, you should contact Morrow & Co., LLC, Nabi’s proxy solicitation agent. The address of Morrow & Co., LLC is 470 West Avenue, Stamford, CT 06902. You can call Morrow & Co., LLC at (203) 658-9400 or toll-free at (800) 662-5200.

Selected Historical Consolidated Financial Data of Nabi

The following table sets forth selected consolidated financial data for Nabi. The data should be read in conjunction with Nabi’s audited consolidated historical financial statements and related notes included in Nabi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Nabi’s unaudited condensed consolidated historical financial statements and related notes included in Nabi’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012. See “Where You Can Find More Information” beginning on page 142 of this proxy statement for information regarding how you can view Nabi’s periodic reports filed with the SEC. The summary financial data for the three months ended March 31, 2012 and March 26, 2011 are unaudited, but in the opinion of Nabi’s management reflect all adjustments of a normal recurring nature necessary for a fair statement of Nabi’s financial position and results of operations at the dates and for the periods indicated. The results for the three months ended March 31, 2012 are not necessarily indicative of results that may be expected for any other interim period or the entire fiscal year.

Nabi’s historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

(in thousands, except per share amounts)	Three Months Ended		Year ended
	March 31, 2012	March 26, 2011	December 31, 2011	December 25, 2010	December 26, 2009	December 27, 2008	December 29, 2007
Statement of Operations Data:
Revenue:
Revenue	$632	$9,173	$14,838	$35,005	$10,489	—	—
Operating expenses:
Cost of services	—	625	1,463	3,951	1,988	—	—
Research and development expense	1,518	5,335	17,765	26,078	16,490	12,556	18,841
General and administrative expense	1,277	1,342	5,372	6,174	9,987	12,415	26,090
Total operating expenses	2,795	7,302	24,600	36,203	28,465	24,971	44,931
Operating income (loss)	(2,163)	1,871	(9,762)	(1,198)	(17,976)	(24,971)	(44,931)
Interest income	32	72	194	230	368	4,579	6,026
Interest expense	—	—	—	(210)	(1,071)	(3,902)	(9,007)
Other income (expense), net	33	37	37	291	(48)	(1,454)	446
Income (loss) from continuing operations before income taxes	(2,098)	1,980	(9,531)	(877)	(18,727)	(25,748)	(47,466)
Benefit from income taxes	671	—	2,018	1,765	—	2,765	14,265
Net income (loss) from continuing operations	(1,427)	1,980	(7,513)	878	(18,727)	(22,983)	(33,201)
Net income from discontinued operations	991	—	2,982	—	—	4,245	71,587
Net income (loss)	$(436)	$1,980	$(4,531)	$878	$(18,727)	$(18,738)	$38,386

Basic income (loss) per share:
Continuing operations	$(0.03)	$0.05	$(0.18)	$0.02	$(0.37)	$(0.44)	$(0.55)
Discontinued operations	0.02	—	0.07	—	—	$0.08	$1.19
Basic income (loss) per share	(0.01)	$0.05	$(0.11)	$0.02	$(0.37)	$(0.36)	$0.64

Diluted income (loss) per share:
Continuing operations	$(0.03)	$0.05	$(0.18)	$0.02	$(0.37)	$(0.44)	$(0.55)
Discontinued operations	0.02	—	$0.07	—	—	$0.08	$1.19
Diluted income (loss) per share	$(0.01)	$0.05	$(0.11)	$0.02	$(0.37)	$(0.36)	$0.64

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$94,875	$100,525	$96,389	$110,667	$118,999	$130,338	$219,206
Working capital	91,604	95,072	91,629	92,093	95,783	134,540	205,893
Total assets	95,236	110,947	97,965	$113,871	131,317	144,221	239,236
Convertible senior notes, non-current	—	—	—	—	—	15,202	64,450
Total stockholders’ equity	$59,410	$63,418	$58,871	$60,570	$97,407	$121,382	$154,486

Selected Historical Consolidated Financial Information of Biota

The following tables set forth the selected historical consolidated financial and operating data for Biota. The selected consolidated statement of income data for the fiscal years ended June 30, 2011, 2010 and 2009, and the selected balance sheet data as of June 30, 2011, 2010 and 2009 are derived from Biota’s audited consolidated financial statements included in Annex B to this proxy statement. The selected consolidated statement of income data for the fiscal years ended June 30, 2008 and 2007, and the selected balance sheet data as of June 30, 2008 and 2007 are derived from Biota’s consolidated financial statements included in its annual reports to stockholders for the fiscal years ended June 30, 2009 and 2008, which are not included in this proxy statement. See “Where You Can Find More Information” beginning on page 142 of this proxy statement for information regarding how you can view Biota’s annual reports to stockholders. The summary financial data for the nine months ended March 31, 2012 and 2011 have been derived from Biota’s unaudited consolidated interim financial statements included in Annex B to this proxy statement. Biota’s unaudited consolidated interim financial data, in the opinion of Biota’s management, reflect all adjustments of a normal recurring nature necessary for a fair statement of Biota’s financial position and results of operations at the dates and for the periods indicated. The results for the nine months ended March 31, 2012 are not necessarily indicative of results that may be expected for any other interim period or the entire fiscal year. All financial information is presented in Australian dollars and is prepared under U.S. GAAP.

Biota’s historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

You should read this selected historical consolidated financial data of Biota in conjunction with the section entitled “Information About the Companies—Biota Holdings Limited—Biota Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with Biota’s consolidated financial statements and the related notes to those financial statements included in Annex B to this proxy statement.

(in thousands, except per share amounts)	Nine Months Ended				Year ended
	March 31, 2012 (Unaudited)		March 31, 2011 (Unaudited)		June 30, 2011		June 30, 2010		June 30, 2009		June 30, 2008 (Unaudited)		June 30, 2007 (Unaudited)
Statement of Operations Data:
CONSOLIDATED STATEMENT OF INCOME DATA:
Total revenues and other income	A$	12,823	A$	8,746	A$	12,657	A$	68,952	A$	80,399	A$	41,787	A$	54,794
Total costs and expenses		28,437		33,021		43,510		54,201		41,731		54,119		39,418
Operating income (loss)		(15,614)		(24,275)		(30,853)		14,751		38,668		(12,332)		15,376
Interest revenue		2,467		3,476		4,414		2,513		2,935		3,201		2,507
Profit (loss) before tax		(13,147)		(20,799)		(26,439)		17,264		41,603		(9,131)		17,883
Provision for income taxes		485		466		772		(3,747)		(3,636)		2,820		(2,349)

Net income attributable to Biota		(12,662)		(20,333)		(25,667)		13,518		37,967		(6,311)		20,231

Net income (loss) per share attributable to Biota common stockholders—basic	A$	(0.07)	A$	(0.11)	A$	(0.14)	A$	0.08	A$	0.02	A$	(0.04)	A$	0.11

Shares used in per share calculation—basic		181,664,389		180,346,145		180,610,151		177,506,986		176,218,530		182,925,866		180,216,862
Net income (loss) per share attributable to Biota common stockholders—diluted	A$	(0.07)	A$	(0.11)	A$	(0.14)	A$	0.08	A$	0.02	A$	(0.04)	A$	0.11

Shares used in per share calculation—diluted		181,664,389		180,346,145		180,610,151		178,630,811		176,456,253		182,925,866		183,195,879

	March 31, 2012 (Unaudited)		June 30, 2011	June 30, 2010	June 30, 2009	June 30, 2008 (Unaudited)	June 30, 2007 (Unaudited)
Balance Sheet Data:

Cash, cash equivalents and marketable securities	A$	51,361	70,011	104,867	86,703	60,164	62,156
Total assets		69,651	83,561	119,391	111,790	89,373	92,454
Current liabilities		4,608	6,385	17,132	12,454	19,204	13,558
Non-current liabilities		424	320	138	2,304	6,869	7,361
Total liabilities and stockholders’ equity		69,651	83,561	119,391	111,790	89,373	92,454

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial data is intended to show how the Transaction might have affected historical financial statements if the Transaction had been completed on January 1, 2011 for the purpose of the statement of operations and March 31, 2012 for the purposes of the balance sheet, and was prepared based on the historical financial results reported by Nabi and Biota. The information has been prepared in accordance with U.S. GAAP. It has been derived from and should be read in conjunction with the audited and unaudited historical financial statements of each of Nabi and Biota and the notes thereto, as well as the disclosures contained in each company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. For more information about Nabi, see “Where You Can Find More Information” beginning on page 142 of this proxy statement for information regarding how you can view Nabi’s periodic reports filed with the SEC. For more information about Biota, see “Information About the Companies—Biota Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 98 of this proxy statement and the consolidated financial statements of Biota and the related notes to those financial statements included in Annex B to this proxy statement. The fiscal year end of the combined company is expected to be December 31.

The Transaction will be accounted for as a reverse acquisition under the acquisition method of accounting. Under the acquisition method of accounting, Biota will be treated as the accounting acquirer and Nabi will be treated as the “acquired” company for financial reporting purposes because, immediately upon completion of the Transaction, Biota’s stockholders prior to the Transaction will hold a majority of the voting interest of the combined company. In addition, the eight member board of directors of the combined company will be comprised of six of the current members of the Biota board of directors and therefore Biota’s current board of directors will possess majority control of the board of directors of the combined company. Members of the current management of Biota will be responsible for the management of the combined company and the majority of the combined company’s activities will be activities related to Biota’s current business.

The unaudited pro forma combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the Transaction are based upon the acquisition method of accounting in accordance with U.S. GAAP, and upon the assumptions set forth in the notes to the unaudited pro forma combined financial statements.

The unaudited pro forma combined balance sheet as of March 31, 2012 combines the historical balance sheets of Nabi and Biota as of March 31, 2012 and gives pro forma effect to the Transaction as if it had been completed on March 31, 2012.

The unaudited pro forma combined statements of operations for the three months ended March 31, 2012 combine the unaudited historical statements of operations of Nabi and Biota for their respective three-month periods ended March 31, 2012 and gives pro forma effect to the Transaction as if it had been completed on January 1, 2011. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2011 combine the historical statements of operations of Nabi and Biota for their respective twelve months ended December 31, 2011 and gives pro forma effect to the Transaction as if it had been completed on January 1, 2011. Statements of operations information is presented for the continuing operations of Nabi for all periods.

Unaudited Pro Forma Condensed Consolidated Financial Information

The tables presented below reflect the unaudited pro forma adjustments mentioned above to Nabi’s statement of operations for the year ended December 31, 2011 and the three-month period ended March 31, 2012 and to Nabi’s balance sheet as of March 31, 2012.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

The accompanying notes on the following page are an integral part of, and should be read together in connection with, these financial statements.

	Year ended December 31, 2011
	Nabi (A) U.S.$’000	Biota (B) U.S.$’000	Pro Forma Adjustments U.S.$’000	Note	Pro Forma Combined U.S.$’000
Revenue
Revenues from trading operations, net	14,838	11,867			26,705
Grant income	0	1,691			1,691

Expenses
Cost of services	(1,463)	(5,758)			(7,221)
Research and development	0	(18,977)			(18,977)
Product development	(17,765)	(10,097)			(27,862)
Business development	0	(2,194)			(2,194)
General, selling and administrative expenses	(5,372)	(5,260)			(10,632)

Operating (loss)/income	(9,762)	(28,728)			(38,490)
Interest income/(expense)	194	3,819			4,013
Other income/(expense)	37	0			37

(Loss)/profit before tax	(9,531)	(24,909)			(34,440)
Income tax credit	2,018	961			2,979

Net (loss)/income from continuing operations	(7,513)	(23,949)			(31,462)

Basic and diluted net loss per share	(0.18)			C	(0.19)
Weighted average shares used in basic and diluted per share computations	42,336		125,413	D	167,749

	Three months ended March 31, 2012
	Nabi (E) U.S.$’000	Biota (F) U.S.$’000	Pro Forma Adjustments U.S.$’000	Note	Pro Forma Combined U.S.$’000
Revenue
Revenues from trading operations, net	632	7,047			7,679
Grant income	0	100			100

Expenses
Cost of services	0	(1,782)			(1,782)
Research and development	0	(3,835)			(3,835)
Product development	(1,518)	(1,788)			(3,306)
Business development	0	(712)			(712)
General, selling and administrative expenses	(1,277)	(1,470)			(2,747)

Operating (loss)/income	(2,163)	(2,440)			(4,603)
Interest income/(expense)	32	736			768
Other income/(expense)	33	0			33

(Loss)/profit before tax	(2,098)	(1,704)			(3,802)
Income tax credit/(expense)	671	(153)			518

Net (loss)/income from continuing operations	(1,427)	(1,856)			(3,283)

Basic and diluted net loss per share	(0.03)			C	(0.02)
Weighted average shares used in basic and diluted per share computations	42,949		125,413	D	168,362

Unaudited Pro Forma Condensed Consolidated Balance Sheet

The accompanying notes on the following pages are an integral part of, and should be read together in connection with, these financial statements.

	Nabi (A) U.S.$’000	Biota (B) U.S.$’000	Pro Forma Adjustments U.S.$’000	Note	Pro Forma Combined U.S.$’000
ASSETS
Current assets
Cash & Equivalents	94,875	53,338	(40,875)	C	107,338
Accounts Receivable—Trade net	128	8,673	(128)	C	8,673
Prepaid expense	216	706	(216)	C	706
Deferred tax asset (a)	0	535	0		535
Other current assets	0	659	0		659

Total Current Assets	95,219	63,911	(41,219)		117,911

Non-current assets
Property, plant and equipment	17	5,353	0		5,370
Intangible assets	0	1,995	0		1,995
Deferred tax asset	0	1,072	0		1,072

Total Non-current assets	17	8,420	0		8,437

Total Assets	95,236	72,332	(41,219)		126,349

LIABILITIES
Current liabilities
Accounts payable	69	1,192	(69)	C	1,192
Accrued expenses	1,020	1,094	980	C	3,094
Customer Advances	2,526	404	(2,526)	C	404
Other current liabilities—provisions	0	2,096	0		2,096

Total Current liabilities	3,615	4,785	(1,615)		6,785

Non-current liabilities
Customer Advances	32,211	0	(32,211)	C	0
Other long term liabilities—provisions	0	440	0		440

Total Non-current liabilities	32,211	440	(32,211)		440

Total liabilities	35,826	5,226	(33,826)		7,226

EQUITY
Common Stock (b)	6,357	100,196	42,558	C	149,111
Treasury Stock—Common (b)	(92,567)	(968)	92,567	C	(968)
Additional paid in capital	374,134	773	(374,134)	C	773
Retained Earnings	(228,514)	(60,612)	231,616	C	(57,510)
Foreign currency translation reserve	0	27,716	0		27,716
Stockholders’ equity	59,410	67,106	(7,393)		119,123

Total liabilities and stockholders’ equity	95,236	72,332	(41,219)		126,349

1.	Basis of Presentation

The historical financial data has been adjusted to give pro forma effect to events that are (i) directly attributable to the Transaction, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on Biota’s management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments. The final purchase price allocation and a final determination of these fair values will reflect Biota’s management’s consideration of relevant information including discounted cash flows analysis and Biota’s management’s own estimates and taking into account significant changes, if any, in long term assumptions. This final purchase price allocation will be based on the actual net tangible and intangible assets that exist as of the closing date of the acquisition. Any final adjustment will change the allocation of purchase price, which could affect the fair value assigned to the assets and liabilities of Nabi and could result in a significant change to the unaudited pro forma condensed consolidated financial information, including goodwill.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary from the actual amounts that will be recorded upon completion of the Transaction.

2.	Description of Transaction

On April 22, 2012, Nabi entered into the Transaction Agreement with Biota. Pursuant to the terms and subject to the conditions set forth in the Transaction Agreement, Biota will become a wholly owned subsidiary of Nabi.

On the completion of the Transaction, each outstanding share of Biota ordinary shares will be converted into the right to receive that number of shares of Nabi common stock as determined pursuant to the exchange ratio, as calculated pursuant to the terms of the Transaction Agreement. Immediately upon completion of the Transaction and regardless of the exact exchange ratio, Biota shareholders are expected to receive shares of Nabi common stock representing an aggregate of approximately 74% of the outstanding shares of common stock of the combined company. Nabi stockholders will continue to own their existing shares of Nabi common stock, which will not be affected by the Transaction, and will not receive any additional shares of Nabi common stock as a result of the Transaction. As a result, such shares will represent an aggregate of approximately 26% of the outstanding shares of common stock of the combined company.

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Nabi will be recorded at the acquisition date fair values and added to those of Biota. The pro forma adjustments are preliminary and based on Biota’s management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition. These estimates are based on the most recently available information. To the extent there are significant changes to the combined company’s business following the completion of the Transaction, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. The allocation is dependent upon certain valuation and other studies that will not be completed until after the Transaction. Accordingly, the pro forma purchase price adjustments are subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted following the completion of the Transaction. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below under Note 4.

The unaudited pro forma condensed combined financial statements assume an exchange ratio of 0.669212231. Such ratio was calculated assuming that Nabi does not complete an issuer tender offer prior to the transaction and does not implement the reverse stock split described in the proxy statement. Should Nabi conduct an issuer tender offer or implement the reverse stock split described in the proxy statement prior to the closing of the transaction, the exchange ratio will be adjusted such that Biota shareholders receive approximately 74% of the outstanding shares of the combined company.

3.	Calculation of estimated consideration transferred

The purchase consideration in a reverse acquisition is determined with reference to the value of equity that the accounting acquirer (in this case Biota, the legal subsidiary) would have had to issue to the owners of the accounting acquiree (Nabi, the legal parent) to give them the same percentage interest in the combined entity. A preliminary estimate of the purchase price is as follows:

Number of Biota shares deemed issued	65,980,514
Value per share	$0.74
Estimated purchase price (in thousands)	$48,915

For pro forma purposes, the fair value of the Biota common stock used in determining the purchase price was $0.74 per share based on the closing price of Biota ordinary shares June 7, 2012 and the U.S.$/A$ exchange rate on that day. The final purchase consideration could differ from the amounts presented in the unaudited pro forma condensed combined financial statements due to movements in Biota’s share price and the U.S.$/A$ exchange rate between June 7, 2012, and the closing date of the transaction. For example, if the Biota share price and U.S.$/A$ exchange rate on April 22, 2012 (the date of the Transaction Agreement) were used, the value per share would have been $0.98 and the estimated purchase price calculated would be $62,506,000.

The impact of possible movements in the Biota share price and the U.S.$/A$ exchange rate from those applied above is as follows:

Impact on estimated purchase price (in thousands)
Share price fluctuations of +/- A$0.10	$6,447
Exchange rate fluctuation of +/- U.S.$0.10	$5,015

4.	Preliminary allocation of consideration transferred to net assets acquired

The estimated acquired tangible and intangible assets and liabilities assumed based on their estimated fair values as of March 31, 2012 comprises (table in thousands):

$’000
Cash and cash equivalents	54,000
Property, plant and equipment	17

54,017

Excess of fair value of assets over purchase price	(5,102)

Total estimated purchase price based on value of Biota shares	48,915

The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired, other identifiable intangibles and the fair values of liabilities assumed as of the date that the Transaction is completed. Any excess of the purchase price over the fair value of assets and liabilities acquired is allocated to goodwill. Any excess of the fair value of assets and liabilities over the purchase price is recognised as a gain in profit or loss on the acquisition date by the acquirer. The preliminary valuation analysis conducted by Nabi and Biota determined that the fair value of identifiable assets acquired less the fair value of identifiable liabilities assumed by the combined company were greater than the estimated purchase price, resulting in a gain in profit or loss. In accordance with the regulations of the SEC, this gain has not been included in the pro forma statements of operations but has been included in the pro forma balance sheet adjustments. As noted in 3 above, the determination of the purchase price is preliminary as of the date of this filing. If the Biota share price and U.S.$/A$ exchange rate on April 22, 2012 (the date of the Transaction Agreement) were used, the estimated purchase price calculated would be $62,506,000. Applying this estimated purchase price to the fair value of assets and liabilities indicated above would lead to an allocation to goodwill of $8,489,000.

The estimates of assets acquired and assumed liabilities will remain preliminary until the combined company completes a valuation of identifiable intangible assets acquired and determines the fair values of other assets and liabilities acquired. The final determination of the fair values is expected to be completed as soon as practicable after the completion of the Transaction. The final amounts could differ from the amounts presented in the unaudited pro forma condensed combined financial statements, because the amounts allocated will not be determined until the date of the Transaction.

No amounts have been allocated to identifiable intangible assets. Nabi’s remaining assets include:

•

The residual value of NicVAX®, which was licensed to GSK in 2010, subject to the right of holders of CVRs to potentially receive certain cash payments in connection with a NicVAX Transaction (as defined in the CVR Agreement) upon the terms and subject to the conditions set forth in the CVR Agreement, as more fully described under “Repurchase of Shares of Nabi Common Stock; Dividends and Distributions—Contingent Value Rights” beginning on page 77 of this proxy statement; and

•	the potential royalty of Phoslyra which was sold to third party in 2006.

Given the significant uncertainty associated with future cash flows from these assets, no value has been ascribed to them in the preliminary allocation of the purchase price.

Cash and cash equivalents

Nabi will return to its existing shareholders cash in excess of the $54 million required to be held by Nabi under the terms of the Transaction Agreement, potentially through undertaking an issuer tender offer to be completed prior to the completion of the Transaction. The cash balance presented as part of the pro forma adjustments reflects the cash balance expected to remain in Nabi after the return of capital and settlement of Nabi’s obligations including the severance obligations discussed below.

Nabi Severance Obligations

All of Nabi’s employees are eligible for severance payments upon termination of employment under certain circumstances, including following a merger. Following the completion of the Transaction, the majority of Nabi’s employees will not continue to be employed by the combined company. However, these terminations did not form part of the negotiations in advance of the signing of the Transaction Agreement, and the Transaction is not conditioned on any such arrangements. The accounting guidance for business combinations (ASC805-10-55) requires severance obligations that are incurred by the acquiree for the benefit of the acquirer to be recognized as an expense in the post-combination period. Because the terminations were determined by the Nabi Board in advance of the Transaction, are not at the option of Biota and were a consequence of changes to Nabi’s operations prior to the completion of the Transaction rather than a consequence of the Transaction, the severance obligations have been deemed to be for the benefit of Nabi prior to the acquisition. For purposes of preparing the unaudited pro forma condensed combined financial statements, Nabi has assumed that all severance payouts will be made prior to the closing date of the Transaction. No provision was recognized in the Nabi historical balance sheet. The payments have been included in the determination of the cash balance expected within Nabi on acquisition date.

5.	Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations

(A)	Represents Nabi’s historical financial information in 2011 under U.S. GAAP.

(B)	The information is derived from the historical consolidated financial statements of Biota for its fiscal year ended June 30, 2011 under U.S. GAAP adjusted for the following to derive a comparable reporting period with Nabi:

•	information for the six month period ended December 31, 2011 is included in the pro forma financial information for Biota; and

•	information for the six month period ended December 31, 2010 has not been included in the pro forma financial information for Biota.

The information for Biota and the pro forma adjustments above were originally denominated in Australian dollars and have been converted to U.S. dollars based on the average exchange rate of U.S.$1.0000 = A$0.9681 for the year ended December 31, 2011.

The historical financial statements of Biota for the six month periods ended December 31, 2011 and 2010 under U.S. GAAP from which the above information is derived are unaudited.

(C)	Represents the loss per share, taking into consideration the adjusted number of common shares described in note 3 above.

(D)	Represents the number of common shares, in thousands, adjusted by 125,412,618 common shares anticipated to be issued in connection with the Transaction. The weighted average number of pro forma shares has been adjusted as if the shares had been issued on January 1, 2011.

(E)	Represents Nabi’s unaudited historical financial information in the three-month period ended March 31, 2012 under U.S. GAAP.

(F)	Represents Biota’s unaudited historical financial information in the three-month period ended March 31, 2012 under U.S. GAAP.

The information for Biota and the pro forma adjustments above were originally denominated in Australian dollars and have been converted to U.S. dollars based on the average exchange rate of U.S.$1.0000 = A$0.9480 for the three month period ended March 31, 2012.

6.	Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(A)	Represents Nabi’s unaudited historical financial information as of March 31, 2012 under U.S. GAAP.

(B)	Represents the unaudited historical financial information of Biota as of March 31, 2012 under U.S. GAAP. The information for Biota and the pro forma adjustments above were originally denominated in Australian dollars and have been converted to U.S. dollars based on the period end rate of U.S.$1.0000 = A$0.9629.

(C)	Reflects the acquisition method of accounting based on an appraisal of the assets and liabilities of Nabi as discussed in notes 3 and 4 above. This includes the elimination of Nabi’s historical stockholder’s equity accounts as Nabi is not considered the accounting acquiror. It also incorporates an accrual for acquisition costs contingent on the Transaction.

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical share information of Nabi and Biota and unaudited pro forma share information after giving effect to the Transaction, assuming that 0.669212231 shares of Nabi common stock had been issued in exchange for each outstanding share of Biota common stock.

This assumption is based on an estimate of the exchange ratio assuming that Nabi does not complete an issuer tender offer prior to the Transaction and does not implement a reverse stock split described in the proxy statement. The pro forma equivalent information of Biota was derived using the historical share information assuming that 0.669212231 shares of Nabi common stock had been issued in exchange for each outstanding share of Biota common stock. You should read this information in conjunction with the selected historical financial information, the unaudited pro forma condensed combined financial information and the separate historical financial statements of Nabi and Biota and the notes thereto included elsewhere in or incorporated by reference in this proxy statement. The historical share information as of and for the three-month period ended March 31, 2012 is derived from unaudited consolidated financial statements of Nabi and Biota as of and for the three-months ended March 31, 2012. The historical share information as of and for the year ended December 31, 2011 is derived from audited financial statements of Nabi for the year ended December 31, 2011. Given that Biota’s fiscal year ends June 30, 2011, Biota’s results represents the sum of unaudited historical financial information in the six-month period ended June 30, 2011 and in the six-month period ended December 31, 2011. The amounts set forth below are in thousands, except per share amounts. The unaudited pro forma condensed combined financial statements and the pro forma share information are not necessarily indicative of the operating results or financial position that would have been achieved had the Transaction been consummated at the beginning of the period presented and should not be construed as representative of future operations. Biota’s results as reported in Australian dollars have been converted into U.S. dollars using the average and period end exchange rates set out in notes 5 and 6 under “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 12 of this proxy statement.

	Year Ended December 31, 2011
	Nabi		Biota
	Historical	Pro Forma	Historical	Pro Forma Equivalent of One Nabi Share (1)
Basic and diluted net (loss) income per common share	$(0.18)	$(0.04)	$(0.18)	$(0.13)

Shares used in calculating basic and diluted net (loss) income per share	42,336	167,749	181,627	121,545

	Three Months Ended March 31, 2012
	Nabi		Biota
	Historical	Pro Forma	Historical	Pro Forma Equivalent of One Nabi Share (1)
Basic and diluted net (loss) income per common share	$(0.03)	$(0.01)	$(0.01)	$(0.02)

Shares used in calculating basic and diluted net (loss) income per share	42,949	168,362	181,738	121,619

Book value per share (2)	$1.38	$0.35	$0.37	$0.55

(1)	These amounts were calculated by applying an assumed exchange ratio of 0.669212231 to the historical Biota shares.

(2)	The historical book value per common share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock as of each of the periods presented.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Nabi common stock are currently listed and principally traded on the NASDAQ under the symbol “NABI.” Ordinary shares of Biota are currently listed and principally traded on the ASX under the symbol “BTA.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Nabi common stock and Biota ordinary shares as reported on the NASDAQ and the ASX, respectively. Price per share information for Biota ordinary shares is presented in Australian dollars.

Nabi:

Fiscal Year Ending December 31, 2012	High	Low
Second Quarter (through June 7)	$1.95	$1.54
First Quarter	2.03	1.74
Fiscal Year Ended December 31, 2011	High	Low
Fourth Quarter	$2.07	$1.50
Third Quarter	5.82	1.55
Second Quarter	5.88	4.64
First Quarter	5.98	5.30
Fiscal Year Ended December 25, 2010	High	Low
Fourth Quarter	$5.75	$4.75
Third Quarter	5.85	4.68
Second Quarter	5.98	4.40
First Quarter	6.42	4.70

Biota:

Fiscal Year Ending June 30, 2012	High		Low
Fourth Quarter (through June 7)	A$	1.07	A$	0.70
Third Quarter		1.04		0.76
Second Quarter		0.88		0.69
First Quarter		1.07		0.80
Fiscal Year Ended June 30, 2011	High		Low
Fourth Quarter	A$	1.66	A$	0.90
Third Quarter		1.54		0.89
Second Quarter		1.06		0.90
First Quarter		1.11		0.85
Fiscal Year Ended June 30, 2010	High		Low
Fourth Quarter	A$	2.34	A$	1.01
Third Quarter		2.42		2.00
Second Quarter		3.47		2.30
First Quarter		2.73		1.25

The table below sets forth the closing sale prices of Nabi common stock and Biota ordinary shares as reported on the NASDAQ and ASX, each on April 20, 2012, the last trading day prior to the public announcement of the transaction. The table also shows the implied value of one ordinary share of Biota, which was calculated by multiplying the closing price of Nabi common stock on that date by the exchange ratio of 0.669212231. The market prices of Nabi common stock and Biota ordinary shares likely will fluctuate between the date of this proxy statement and the time of the special meetings and the completion of the Transaction. No assurance can be given concerning the market prices of Nabi common stock or Biota ordinary shares before the completion of the Transaction or the market price of Nabi common stock after the completion of the Transaction.

The Transaction consideration is fixed in the Transaction Agreement and will not be adjusted for changes in the market value of the Nabi common stock or Biota ordinary shares, except that it will be adjusted in the event that Nabi conducts an issuer tender offer to purchase shares of Nabi common stock or implements the reverse stock split described in the proxy statement prior to the completion of the Transaction in order to preserve the respective percentage of shares of the outstanding common stock of the combined company to be held immediately after the completion of the Transaction by Biota’s former stockholders on the one hand (collectively being approximately 74%) and Nabi’s existing stockholders on the other hand (collectively being approximately 26%). As a result, the market value of the Nabi common stock that Biota stockholders will receive in the Transaction may vary significantly from the prices shown in the table below.

	Biota Ordinary Share	Nabi Common Stock	Implied Value of Biota Ordinary Share
April 20, 2012	A$0.94	$1.85	$1.24

Nabi stockholders should obtain current market prices for shares of Nabi common stock and Biota ordinary shares in deciding whether to vote for the approval of the Transaction Proposals.

Dividends

Nabi has never declared or paid cash dividends on its capital stock. In connection with the Transaction, Nabi may pay cash dividends or return capital to its stockholders.

Biota has never declared nor paid cash dividends on its capital stock and does not expect to pay any cash dividends in the foreseeable future.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING PROPOSALS

The following are some questions that you, as a stockholder of Nabi, may have regarding the Transaction and the other matters being considered at the special meeting of Nabi stockholders, as well as answers to those questions. Nabi urges you to read this proxy statement carefully and in its entirety because the information in this section does not provide all of the information that might be important to you with respect to the Transaction and the other matters being considered at the special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this proxy statement.

Q:    Why am I receiving this proxy statement?

A:    Nabi and Biota are proposing to combine the two companies in the Transaction pursuant to the terms and conditions of the Transaction Agreement that is described in this proxy statement. In the Transaction, Nabi will acquire all of the outstanding ordinary shares of Biota in exchange for shares of Nabi common stock pursuant to a scheme of arrangement under Australian corporate law, and Biota will become a wholly-owned subsidiary of Nabi. Upon the completion of the Transaction, shares of Nabi common stock representing approximately 74% of the outstanding common stock of the combined company will be issued to former Biota stockholders, and the shares of common stock held by existing Nabi stockholders will represent approximately 26% of the outstanding common stock of the combined company immediately after the completion of the Transaction. The combined company will be named “Biota Pharmaceuticals, Inc.” A copy of the Transaction Agreement is attached to this proxy statement as Annex A.

In order to complete the Transaction, Nabi stockholders must approve an amendment to the Nabi certificate of incorporation to increase the number of authorized shares of Nabi common stock, an amendment to the Nabi certificate of incorporation to change the name of the company to “Biota Pharmaceuticals, Inc.,” and the issuance of shares of Nabi common stock to Biota stockholders in the Transaction. In addition, Biota stockholders must approve the Transaction, and all other conditions to the Transaction must be satisfied or waived.

The amendment to the Nabi certificate of incorporation to increase the number of authorized shares of Nabi common stock, the amendment to the Nabi certificate of incorporation to change the name of the company, and the issuance of Nabi common stock in Transaction will not occur unless all of these proposals are approved by Nabi’s stockholders. Nabi will hold a special meeting of its stockholders to obtain the required approvals of its stockholders, and Biota will hold a separate special meeting of its stockholders to obtain the required approval of the Biota stockholders.

At the Nabi special meeting, Nabi’s stockholders also will be asked to consider and vote upon certain other proposals in connection with the Transaction as described below and under “The Special Meeting” beginning on page 45 of this proxy statement.

Q:    What will I receive in the Transaction?

A:    Nabi stockholders will continue to own their existing shares of Nabi common stock after the Transaction. Immediately after the completion of the Transaction, Nabi’s existing stockholders will own collectively approximately 26% of the outstanding common stock of the combined company, and Biota’s former stockholders will own collectively approximately 74% of the outstanding common stock of the combined company.

Q:    Will Nabi distribute any cash on hand or other assets to the existing Nabi stockholders?

A:    Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution is expected to take the form of a repurchase of certain of the outstanding shares of Nabi common stock through an issuer tender offer and, for any remaining amounts, through a dividend and return of capital, and currently is expected to be in the range of approximately $25 million to $30 million in the aggregate. Nabi plans to commence an issuer tender offer to repurchase certain of the outstanding shares of Nabi common stock after filing a preliminary form of this proxy statement with the SEC and to complete such issuer tender offer before mailing a definitive form of this proxy statement to Nabi stockholders. After the completion of the issuer tender offer but prior to the completion of the Transaction, Nabi plans to declare a dividend and effect return of capital, if applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities.

In addition, Nabi plans to issue CVRs to existing Nabi stockholders before the completion of the Transaction. Nabi expects that one CVR will be issued for each share of Nabi common stock outstanding as of a record date to be set at a date prior to the completion of the Transaction. However, the CVRs will not be attached to the shares of Nabi common stock. A CVR will be a non-transferrable (subject to certain limited exceptions) right to potentially receive certain cash payments in connection with a NicVAX Transaction upon the terms and subject to the conditions set forth in the CVR Agreement to be entered into between Nabi and a rights agent. The form of the CVR Agreement is attached to this proxy statement as Annex G. See “Repurchase of Shares of Nabi Common Stock; Dividends and Distributions—Contingent Value Rights” beginning on page 77 of this proxy statement for more information regarding the CVRs, the CVR Agreement and the NicVAX Transaction.

Q:    Is the Transaction expected to be taxable to stockholders?

A:    Nabi’s existing stockholders will simply retain their shares of Nabi common stock in the Transaction, and accordingly will be no material U.S. federal income tax consequences to Nabi’s existing stockholders resulting from the issuance of Nabi shares in the Transaction. See “Proposal 3: Amendment to Certificate of Incorporation to Effectuate Reverse Stock Split—Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 136 of this proxy statement for a discussion of certain U.S. federal income tax consequences of the proposed reverse stock split described in this proxy statement.

Q:    When and where will Nabi hold its special meeting?

A:    The special meeting will be held at [*****] a.m. local time on [*****], 2012, at [*****], to consider and vote on each of the proposals described below.

Q:    What will the Nabi stockholders be asked to vote upon at the special meeting?

A:    At the special meeting, Nabi’s stockholders will be asked to consider and vote upon the following proposals:

1.	to approve an amendment to the Nabi certificate of incorporation to increase the authorized shares of Nabi common stock from 125,000,000 shares to 200,000,000 shares;

2.	to approve an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”;

3.	to approve an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012 at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion;

4.	to approve the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Transaction Agreement;

5.	to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction; and

6.	to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4.

Proposals 1, 2 and 3 are collectively referred to herein as the Charter Amendment Proposals. Proposals 1, 2 and 4 are collectively referred to herein as the Transaction Proposals.

Q:    What will the Biota stockholders be asked to vote upon?

A:    Biota stockholders will not be asked to vote on any of the proposals to be considered and voted upon at the Nabi special meeting. Rather, Biota will hold a separate special meeting of its stockholders, pursuant to Australian corporate law, at which Biota’s stockholders will be asked to consider and vote upon a resolution to approve the Transaction.

Q:    Who is eligible to vote at the special meeting?

A:    Holders of Nabi common stock as of the close of business on [******], 2012, the record date for the special meeting, are eligible to vote.

Q:    How many votes do Nabi’s stockholders have?

A:    Holders of Nabi’s common stock are entitled to cast one vote on each motion properly brought before the special meeting for each share of Nabi common stock that such holder owned at the close of business on the record date.

Q:    What constitutes a quorum for the special meeting?

A:    A majority of the outstanding shares of Nabi common stock entitled to vote being present in person or represented by proxy constitutes a quorum for the special meeting. Abstentions will be counted for purposes of determining the presence of a quorum at the special meeting. Banks, brokers and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. As each of the proposals to be voted upon at the special meeting is considered “non-routine,” such organizations do not have discretion to vote on any proposal for which they do not receive instructions from their customers (this is referred to in this context as a “broker non-vote”). As a result, if you fail to provide your broker, bank or other nominee with any instructions regarding how to vote your shares, your shares will not be considered present at the special meeting, will not be counted for purposes of determining the presence of a quorum and will not be voted on any of the proposals. If you provide instructions to your broker, bank or other nominee which indicate how to vote your shares with respect to certain proposals but not with respect to a particular proposal, your shares will be considered present at the special meeting and be counted for purposes of determining the presence of a quorum but will not be voted with respect to that particular proposal.

If a quorum is not present at the meeting, the chairman of the meeting may adjourn the meeting to continue to solicit proxies.

Q:    What vote by the Nabi stockholders is required to approve the Charter Amendment Proposals and the proposal to approve the issuance of Nabi common stock to Biota stockholders in the Transaction?

A:    Approval of each of the Charter Amendment Proposals requires the affirmative vote of a majority of the shares of Nabi’s common stock outstanding at the close of business on the record date. Approval of the issuance of shares of Nabi common stock to Biota stockholders as contemplated by the Transaction Agreement will require the affirmative vote of a majority of the holders of Nabi’s common stock properly cast on the proposal at the special meeting.

Q:    Why is my vote important? What happens if I don’t vote?

A:    In order to complete the Transaction, Nabi stockholders must approve each of the Transaction Proposals. If you abstain from voting, fail to vote (either in person or by proxy), or fail to provide your broker, bank or other nominee with instructions on how to vote your shares in connection with any Charter Amendment Proposal, it will have the same effect as a vote against that proposal.

Q:    Why am I being asked to cast an advisory (non-binding) vote to approve the executive compensation payable in connection with the Transaction?

A:    The SEC adopted rules that require some public companies to seek an advisory (non-binding) vote with respect to certain payments that will be made in transactions such as the Transaction. These rules require us to seek such an advisory vote regarding certain payments to Nabi’s named executive officers under existing arrangements in connection with the Transaction.

Q:    What will happen if the Nabi stockholders do not approve the executive compensation payable in connection with the Transaction?

A:    Approval, on an advisory (non-binding) basis, of the compensation payable to certain of Nabi’s executive officers under existing arrangements in connection with the Transaction is not a condition to completion of the Transaction. The vote with respect to such compensation is an advisory vote and will not be binding on Transaction. Nabi is contractually obligated to pay such compensation. Therefore, if the Transaction Proposals are adopted by the stockholders and the Transaction is completed, the compensation payable to Nabi’s named executive officers will still be paid regardless of the outcome of this advisory vote.

Q:    Why am I being asked to consider and vote upon a proposal to amend the Nabi certificate of incorporation to effect a reverse stock split of the Nabi common stock?

A:    The primary intent of the reverse stock split is to make the price of Nabi common stock more attractive to a broader range of institutional and other investors and to ensure Nabi’s stock price remains in compliance with NASDAQ listing requirements. However, approval of the amendment to the Nabi certificate of incorporation to effect such a reverse stock split is not a condition to completion of the Transaction.

Q:    Why am I being asked to consider and vote upon a proposal to approve the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Transaction Agreement?

A:    Because Nabi common stock is listed for trading on NASDAQ, issuances of Nabi common stock are subject to the NASDAQ Stock Market Listing Rules. NASDAQ Stock Market Listing Rule 5635 requires stockholder approval for the issuance of Nabi common stock (1) in connection with the acquisition of the stock or assets of another company if the issuance would result in an increase of 20% or more of the total number of shares of Nabi common stock outstanding before any such proposed issuance, or (2) that constitutes a change of control of Nabi. Because both of these events will occur if the Transaction is completed, we are asking you to approve the issuance of Nabi common stock in the Transaction.

Q:    How does Nabi’s board of directors recommend that I vote?

A;    Nabi’s board of directors unanimously recommends that you vote “FOR” each of the proposals to be considered and voted upon at the special meeting.

Q:    What do I need to do now?

A:    Please read this proxy statement carefully, including its annexes, to consider how the Transaction affects you. After you read this proxy statement, you should complete, sign and date your proxy card and mail it in the enclosed return envelope or submit your proxy over the telephone or over the Internet as soon as possible so that your shares can be voted at the special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your vote will be counted as a vote “FOR” each of the proposals being considered and voted upon at the special meeting.

Q:    How do I vote?

A:    If you are a stockholder of record, you may vote in any of the following ways:

•

To vote in person, come to the special meeting and you will be able to vote by ballot. To ensure that your shares are voted at the special meeting, Nabi’s board of directors recommends that you submit a proxy even if you plan to attend the special meeting.

•

To vote using the enclosed proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the enclosed return envelope. If you return your signed proxy card to Nabi before the special meeting, Nabi will vote your shares as you direct.

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To vote by telephone, dial the toll-free telephone number located on the enclosed proxy card using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on [*****], 2012 to be counted.

•

To vote over the Internet, go to the web address located on the enclosed proxy card to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on [*****], 2012 to be counted.

If your shares of common stock are held in “street name” by your broker, bank or other nominee, you should have received a voting instruction form with these proxy materials from that organization rather than from Nabi. Your broker, bank or other nominee will vote your shares only if you provide instructions to that organization on how to vote. You should provide your broker, bank or other nominee with instructions regarding how to vote your shares by following the enclosed procedures provided by that organization. Your shares will not be voted with respect to any proposal for which you fail to provide instructions, which will have the same effect as voting against the Charter Amendment Proposals, but which will have no effect on approval of the other proposals.

A control number, located on your proxy card or voting instruction form, is designed to verify your identity and allow you to vote your shares of Nabi common stock, and to confirm that your voting instructions have been properly recorded when voting over the Internet or by telephone.

Q:    What does it mean if I receive more than one set of materials?

A:    This means you own shares of Nabi common stock that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker, bank or other nominee. In these situations, you will receive multiple sets of proxy materials. You must complete, sign, date and return each of the proxy cards and voting instruction forms that you receive, or vote all of your shares over the telephone or over the Internet in accordance with the instructions above in order to vote all of the shares you own. Each proxy card you receive comes with its own prepaid return envelope and control number(s). If you vote by mail, make sure you return each proxy card in the return envelope that accompanies that proxy card or voting instruction form, and if you vote by telephone or via the Internet, please follow the enclosed instructions and use your control number(s).

Q:    What happens if I sell my shares of common stock before the special meeting?

A:    The record date for stockholders entitled to vote at the special meeting is earlier than the date of the special meeting. If you transfer your shares of Nabi common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting unless special arrangements are made between you and the person to whom you transfer your shares.

Q:    May I vote in person?

A:    If you are the stockholder of record of shares of common stock, you have the right to vote in person at the special meeting with respect to those shares. If you are the beneficial owner of shares of Nabi common stock, you are invited to attend the special meeting but, since you are not the stockholder of record, you may not vote these shares in person at the special meeting, unless you obtain a document called a “legal proxy” from your broker, bank or other nominee giving you the right to vote the shares at the special meeting. Even if you plan to attend the special meeting as a stockholder of record, we recommend that you also submit your proxy card or voting instructions as described above under “How do I vote?” so that your vote will be counted if you later decide not to attend the special meeting.

Q:    How can I change or revoke my vote?

A:    You have the right to revoke a proxy, delivered by mail, by telephone, or over the Internet, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by delivering written notice of revocation to our Corporate Secretary by the time the special meeting begins, or by attending the special meeting and voting in person.

Q:    Am I entitled to appraisal rights?

A:    No. Under Delaware law, holders of shares of Nabi common stock are not entitled to appraisal rights in connection with the Transaction or any of the matters to be acted on at the special meeting.

Q:    Is completion of the Transaction subject to any conditions?

A:     Yes. Nabi and Biota are not required to complete the Transaction unless a number of conditions are satisfied or waived, including receipt of the required approvals from the Nabi stockholders and Biota stockholders. See “The Transaction Agreement—Conditions Precedent to the Transaction” beginning on page 108 of this proxy statement for a more complete summary of the conditions that must be satisfied or waived prior to completion of the Transaction.

Q:    Who can help answer my questions?

A:    The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information in this proxy statement. You should carefully read the entire proxy statement, including its annexes. If you would like additional copies of this proxy statement, without charge, or if you have questions about the Transaction, including the procedures for voting your shares, you should contact Morrow & Co., LLC, Nabi’s proxy solicitation agent. The address of Morrow & Co., LLC is 470 West Avenue, Stamford, CT 06902 You can call Morrow & Co., LLC at (203) 658-9400 or toll-free at (800) 662-5200.

You may also wish to consult your legal, tax and/or financial advisors with respect to any aspect of the Transaction, the Transaction Agreement or other matters discussed in this proxy statement.g

RISK FACTORS

You should carefully consider the following risk factors related to the Transaction and the anticipated business of the combined company after the closing of the Transaction, as well as the other information contained in this proxy statement, including the attached annexes, in evaluating whether to approve the Transaction Proposals. If any of the risks described below, or elsewhere in this proxy statement, actually occurs, the business, financial results, financial condition, operating results or stock price of the combined company could be materially adversely affected.

Risks Related to the Transaction

Nabi stockholders will suffer immediate and substantial dilution to their equity and voting interests as a result of the issuance of Nabi common stock to Biota stockholders.

In connection with the Transaction, Nabi will issue approximately 126.0 million shares of common stock, which number will be adjusted depending on the number of shares of Nabi common stock that remain outstanding after completion of the issuer tender offer described under “Repurchase of Shares of Nabi Common Stock; Dividends and Distributions” beginning on page 77 of this proxy statement and the reverse stock split described under “Proposal 3: Amendment to Certificate of Incorporation to Effectuate Reverse Stock Split” beginning on page 131 of this proxy statement. Immediately following the completion of the Transaction, former Biota stockholders will own collectively approximately 74% of the total number of shares of the combined company’s outstanding common stock and existing stockholders of Nabi will own approximately 26% of the outstanding common stock of the combined company. Accordingly, the issuance of Nabi common stock to Biota stockholders will have the effect of reducing the percentage of equity and voting interest held by each of Nabi’s existing stockholders. Consequently, Nabi stockholders as a group will have significantly less influence over the management and policies of the combined company after the Transaction than they currently exercise.

The integration of Biota with Nabi will subject the combined company to liabilities that may exist at Biota.

The integration of Biota with Nabi may pose special risks, including one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that integration of Nabi and Biota will be accomplished effectively or in a timely manner. In addition, the integration of Biota will subject the combined company to liabilities that may exist at Biota, some of which may be unknown. While Nabi and its advisors have conducted due diligence on the operations of Biota, there can be no guarantee that Nabi is aware of any and all liabilities of Biota. These liabilities, and any additional risks and uncertainties related to the Transaction not currently known to Nabi or that Nabi may currently deem immaterial, could negatively impact the combined company’s future business, financial condition and results of operations.

The price of the combined company’s common stock and the combined company’s results of operations after the Transaction will likely be affected by factors different from those currently affecting the price of Nabi common stock and Nabi’s results of operations.

Biota’s business is different in certain ways from that of Nabi, and the combined company’s results of operations, as well as the price of the combined company’s common stock after the Transaction, may be affected by factors different from those currently affecting Nabi’s results of operations and the price of Nabi common stock. The price of the combined company’s common stock may fluctuate significantly following the Transaction, including as a result of factors over which Nabi and Biota have no control. See “—Risks Related to Biota and the Combined Company” beginning on page 33 of this proxy statement for a discussion of Biota’s business and certain factors to consider in connection with such business, including risk factors for Biota.

Some Biota and Nabi stockholders may not intend to hold shares of the combined company’s common stock received in the Transaction. If a significant number of Biota or Nabi stockholders seek to sell their shares of the combined company’s common stock, this may adversely affect the trading price of the combined company’s common stock following the completion of the Transaction.

Nabi will incur significant transaction and combination-related costs in connection with the Transaction.

Nabi and Biota expect to incur significant costs associated with the Transaction and combining the operations of the two companies. Nabi’s fees and expenses related to the Transaction include financial advisors’ fees, filing fees, legal and accounting fees, soliciting fees, regulatory fees and mailing costs, some of which will be paid regardless of whether the Transaction is completed. Such fees and expenses will reduce Nabi’s cash on hand and the amount of cash that Nabi may be able to distribute to Nabi stockholders in a form of dividend or return of capital. Furthermore, following the completion of the Transaction, the combined company will incur costs associated with combining the operations of the two companies. However, it is difficult to predict the amount of these costs before the combined company begins the integration process. The combined company may incur additional unanticipated costs as a consequence of difficulties arising from efforts to integrate the companies.

The market price of Nabi common stock may decline as a result of the Transaction.

The market price of the combined company’s common stock may decline as a result of the Transaction if the integration of Biota’s business is unsuccessful, the perceived benefits of the Transaction are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of the Transaction on the combined company’s financial results after the completion of the Transaction is not consistent with the expectations of financial analysts or investors.

The Transaction Agreement limits Nabi’s ability to pursue alternatives to the Transaction, and in certain instances requires payment of a break fee, which could deter a third party from proposing an alternative transaction to the Transaction.

While the Transaction Agreement is in effect, subject to certain limited exceptions, Nabi is prohibited from soliciting, initiating, encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination, with any third party. See “The Transaction Agreement—Exclusivity; No-Solicitation” beginning on page 122 of this proxy statement for a description of the foregoing limitations. As a result of these limitations, Nabi may lose opportunities to enter into a more favorable transaction than the Transaction.

Moreover, under specified circumstances, Nabi could be required to pay Biota a break fee of A$2 million in connection with the termination of the Transaction Agreement. See “The Transaction Agreement—Break Fee” beginning on page 124 of this proxy statement for a description of Nabi’s obligations in these circumstances. The break fee could deter a third party from proposing an alternative to the Transaction.

The Transaction is subject to conditions to closing that could result in the Transaction being delayed or not completed and the Transaction Agreement can be terminated in certain circumstances, each of which could negatively impact the price of Nabi common stock and its future business and operations.

The Transaction is subject to conditions to closing as set forth in the Transaction Agreement. See “The Transaction Agreement—Conditions Precedent to the Transaction” beginning on page 108 of this proxy statement. In addition, each of Nabi and Biota has the right, in certain circumstances, to terminate the Transaction Agreement. See “The Transaction Agreement—Termination” beginning on page 123 of this proxy statement. If the Transaction Agreement is terminated or any of the conditions to closing are not satisfied and, where permissible, not waived, the Transaction will not be completed. Failure to complete the Transaction or any delay in the completion of the Transaction or any uncertainty about the completion of the Transaction may adversely affect the price of Nabi common stock or have an adverse impact on Nabi’s future business and operations.

If the Transaction is not completed, Nabi’s ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Transaction, Nabi would be subject to a number of risks, including the following:

•	negative reactions from the financial markets and from persons who have or may be considering business dealings with Nabi;

•

incurring and paying significant expenses in connection with the Transaction, such as financial advisors’ fees, filing fees, legal and accounting fees, soliciting fees, regulatory fees, mailing costs and other related expenses; and

•

paying a break fee of A$2 million if the Transaction Agreement is terminated in certain circumstances or the Transaction is not completed for certain reasons. See “The Transaction Agreement—Break Fee” beginning on page 124 of this proxy statement for further information regarding break fees.

In addition, Nabi could be subject to litigation related to any failure to complete the Transaction or seeking to require Nabi to perform its obligations under the Transaction Agreement.

Certain directors and executive officers of Nabi may have potential conflicts of interest in connection with the Transaction.

The interests of certain of the directors and executive officers of Nabi are different from those of Nabi stockholders generally, and such directors and executive officers of Nabi participate in arrangements that are different from, or in addition to, those of Nabi stockholders. See “The Transaction—Interests of Nabi Executive Officers and Directors in the Transaction” beginning on page 67 of this proxy statement for more information. Nabi stockholders should consider whether these interests may have influenced those directors and executive officers with respect to the Transaction.

As of May 15, 2012, Nabi directors and executive officers collectively beneficially owned approximately 2,722,663 or 6.3% of the shares of Nabi common stock then outstanding.

The application of the purchase method of accounting may adversely affect the market value of Nabi common stock following the Transaction.

In accordance with U.S. GAAP, the Transaction will be accounted for as a “reverse merger” pursuant to which Biota will be considered the acquiror of Nabi. The combined company will account for the Transaction using the purchase method of accounting, which may result in charges to the combined company’s earnings that could adversely affect the market value of the combined company’s common stock following the completion of the Transaction.

Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to the assets acquired and liabilities assumed from Nabi based on their fair values as of the completion date of the Transaction, and record any excess of the purchase price over those fair values as goodwill. For certain tangible and identifiable intangible assets (excluding goodwill), recording their fair values as of the completion date of the Transaction may result in the combined company incurring significant additional depreciation and/or amortization expense that exceed the amounts recorded by Nabi prior to the Transaction. This increased expense will be recorded by the combined company over the useful lives of the underlying assets. In addition, to the extent the value of goodwill or identifiable intangible assets were to become impaired, the combined company may be required to incur charges relating to the impairment of those assets.

If the fair value of assets acquired and liabilities assumed from Nabi exceed the estimated purchase price at the completion date, instead of recording goodwill, the combined company will recognize a gain for such excess on the completion date of the Transaction.

The pro forma financial information is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transaction.

The unaudited condensed pro forma financial information contained in this proxy statement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transaction for several reasons. For example, the unaudited condensed pro forma financial information has been derived from the historical financial statements of Nabi and Biota and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited condensed pro forma financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the Transaction. For example, the impact of any incremental costs incurred in integrating Nabi and Biota is not reflected in the unaudited condensed pro forma financial information. As a result, the actual financial condition and results of operations of the combined company following the Transaction may not be consistent with, or evident from, the unaudited condensed pro forma financial information. Additionally, the purchase price used in preparing the pro forma financial information is based on the closing price of Biota’s shares as of June 7, 2012, which may be materially different from the closing price of Biota’s shares on the completion date of the Transaction. The assumptions used in preparing the unaudited condensed pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Transaction. The combined company’s stock price may be adversely affected if the actual results of the combined company fall short of the historical results reflected in the unaudited condensed pro forma financial information contained in this proxy statement. See “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 12 of this proxy statement.

Biota’s public filings are subject to Australian disclosure standards, which differ from SEC requirements.

Biota is an Australian issuer that is required to prepare and file its periodic and other filings in accordance with Australian securities laws. As a result, certain of the information about Biota, including any management’s discussion and analysis, that is contained in this proxy statement was prepared in conjunction with Biota’s financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”) or Australian GAAP and other Australian disclosure regulations, rather than the requirements that would apply in the U.S. Because Australian disclosure requirements are different from SEC requirements, the information about Biota contained in this proxy statement may not be comparable to similar information available about Nabi or other U.S. issuers.

Following the Transaction, the combined company’s exposure to foreign currency risk will be increased.

Following the completion of the Transaction, the combined company will hold assets, incur liabilities, earn revenues and pay expenses for its Australian operations in Australian dollars. Because the combined company’s financial statements will continue to be presented in U.S. dollars, the combined company will be required to translate assets, liabilities, income and expenses that relate to the combined company’s Australian operations and that are denominated in Australian dollars into U.S. dollars at the then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus the Australian dollar will affect the value of these items in the combined company’s financial statements, even if their underlying value has not changed, and as a result, the combined company’s financial results could be more volatile as a result of the Transaction. Although the combined company may enter into transactions to hedge portions of this foreign currency translation exposure, the combined company may not be able to eliminate this exposure.

Nabi cannot assure you whether, when or in what amounts the combined company will be able to use Nabi’s net operating losses following the Transaction.

Based on current U.S. tax law, as of December 31, 2011, Nabi had approximately $167.2 million of net operating losses (“NOLs”) for U.S. federal income tax purposes. After entering into the Transaction Agreement, the combined company’s ability to utilize these tax attributes to offset future taxable income became subject to significant limitations under Sections 382 and 383 and other provisions of the Internal Revenue Code of 1986, as amended (the “IRC”). Moreover, issuances or sales of the combined company’s common stock following the Transaction (including certain transactions outside of Nabi’s control) could result in an ownership change further limiting the combined company’s ability to utilize the NOLs. Determining whether an ownership change has occurred and the limitations applicable to the NOLs is technical and highly complex. For these and other reasons, Nabi cannot assure you that the combined company will be able to use Nabi’s NOLs after the Transaction in the amounts it projects.

If the number of Nabi’s authorized shares of common stock is increased as we are proposing and the proposed reverse stock split is implemented, the combined company may be able to issue a significant number of additional shares of common stock in the future. Additional issuances of common stock by the combined company would dilute the combined company stockholders’ ownership interest in the combined company, could reduce some or all of the combined company’s financial measures on a per share basis and could reduce the trading price of the combined company’s common stock.

The combined company may issue equity in the future following the completion of the Transaction in connection with acquisitions, strategic transactions or for other purposes. To the extent the combined company issues additional equity securities, the combined company stockholders’ ownership interest in the company would be diluted. Furthermore, some or all of the combined company’s financial measures on a per share basis could be reduced. In addition, the shares of the combined company’s common stock that the combined company issues may not be subject to resale restrictions and may be freely tradable in the U.S. The market price of the combined company’s common stock could decline if certain large holders of the combined company’s common stock, or recipients of the combined company’s common stock, sell all or a significant portion of their shares of the combined company’s common stock or are perceived by the market as intending to sell these shares other than in an orderly manner.

If the shares of Nabi common stock to be issued in the Transaction are not exempt from the registration requirements of the Securities Act, Nabi must use its best endeavors to register such shares with the SEC, which will cause Nabi to incur significant additional costs and delay the completion of the Transaction.

The shares of Nabi common stock to be issued in the Transaction have not been, and are not expected to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction. The shares of Nabi common stock to be issued in the Transaction will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act based on the approval of the Transaction by the Supreme Court of Victoria, Australia. See “The Transaction—Federal Securities Law Consequences; Stock Transfer Restrictions” beginning on page 75 of this proxy statement for more information on the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act.

In the event that the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act is not available for any reason, Nabi has agreed in the Transaction Agreement to use its best endeavors (as such term is qualified in the Transaction Agreement) to file a Registration Statement on Form S-4 (or on such other form that may be available to Nabi) in order to register the shares of Nabi common stock to be issued in the Transaction and to use its best endeavors to cause such registration statement to become effective prior to the completion of the Transaction. Preparing, filing and causing effectiveness of such registration statement will result in significant additional costs for Nabi, consisting of additional filing fees, legal and accounting fees, mailing costs and other related expenses, and will delay the completion of the Transaction.

Nabi may not issue CVRs and, even if issued, CVRs may not result in any cash payments to its holders.

Although Nabi currently plans to enter into the CVR Agreement and issue CVRs to Nabi stockholders, there is no assurance that the CVRs will be issued at all or based on the terms currently set forth in the form of the CVR Agreement. See “Repurchase of Shares of Nabi Common Stock; Dividends and Distributions—Contingent Value Rights” on page 77 of this proxy statement for more information on the terms of the CVR Agreement. Nabi currently has not entered into the CVR Agreement and Nabi’s board of directors may determine in its sole discretion not to issue the CVRs based on, among other things, the progress of the remaining investigator-initiated combination clinical trial in the Netherlands for NicVAX® with Pfizer Inc.’s varenicline (Chantix/Champix). Furthermore, if Nabi and Biota agree, the terms of the CVR Agreement as currently contemplated may be changed prior to Nabi entering into the CVR Agreement.

Even if CVRs are issued, they may not result in any cash payments to its holders. Under the CVR Agreement, the combined company will not have any obligation whatsoever to pursue, engage in, negotiate, enter into or consummate an actual or potential NicVAX Transaction (as such term is defined in the CVR Agreement) or to research, develop or commercialize NicVAX (Nicotine Conjugate Vaccine) or any other product that would trigger a payment to CVR holders. Even if the combined company enters into a NicVAX transaction, holders of CVRs will not receive any cash payments unless certain threshold amount requirements are met.

Risks Related to Biota and the Combined Company

Biota and Nabi each have a history of net losses, and following the Transaction, the combined company may never achieve or maintain profitability.

Biota and Nabi each have a history of significant net losses. Biota’s net losses from continuing operations were approximately A$1.8 million for the three months ended March 31, 2012, A$28.1 million for the twelve months ended June 30, 2011, a profit of A$16.2 million in 2010 and a profit of A$38.2 million in 2009. Nabi’s net income/losses from continuing operations were approximately $1.4 million in net losses for the three months ended March 31, 2012, $7.5 million in net losses for the twelve months ended December 31, 2011, $0.9 million in net income for the twelve months ended December 25, 2010, and $18.7 million in net losses for the twelve months ended December 26, 2009.

Following the Transaction, the combined company may continue to incur significant expenses for the foreseeable future for research and development and regulatory activities and maintaining existing and obtaining additional intellectual property rights. Following the Transaction, the combined company cannot provide you any assurance that it will ever achieve profitability and, even if the combined company achieves profitability, that it will be able to sustain or increase profitability on a quarterly or annual basis.

The continuation of the BARDA contract depends on the ability of the combined company to meet milestones previously agreed with BARDA, on results of certain key clinical trials relating to laninamivir and the combined company’s compliance with certain operating procedures and protocols. The termination or suspension of the BARDA contract could adversely affect the business of the combined company and its ability to further develop and commercialize laninamivir.

Biota was awarded a contract for the late stage development of laninamivir. Under this contract, Biota is entitled to up to $231 million in funding. Biota is relying on this funding to pay for development of laninamivir. BARDA might attempt to terminate or suspend this contract should laninamivir fail to achieve primary end points of key clinical trials or should the combined company otherwise fail to satisfy various objectives or milestones or fail to comply with normal operating procedures and processes approved by BARDA and its audit agency, Defense Contract Audit Agency. There can be no assurance that laninamivir will achieve these end points or that the combined company will comply with these procedures and protocols.

If the BARDA contract were terminated or suspended this would adversely affect the business of the combined company and its ability to further develop and commercialize laninamivir. The combined company may not have access to sufficient resources to continue to fund its development and commercialization of laninamivir.

The BARDA contract can be varied or terminated by the U.S. Federal Government prior to completion, which could result in revenue shortfalls and reduce profitability or cause losses on the BARDA contract.

The BARDA contract is with a U.S. Federal Government agency and contains provisions permitting BARDA to vary the contract or terminate it on short notice, with or without cause. Variation or unexpected termination of this contract could result in significant revenue shortfalls. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, the combined company’s business could be adversely affected. Biota cannot anticipate if, when or to what extent BARDA might vary or terminate its contract with Biota.

It is the current intention of Biota and Nabi that the combined company will rely upon third parties for all of the manufacturing and most of the distribution of its products.

It is the current intention of Biota and Nabi that the combined company will rely upon third parties to manufacture, distribute and market most of its products.

The combined company’s reliance on third parties for the manufacture of its products creates a dependency that could disrupt the combined company’s research and development, clinical testing, and sales and marketing of its products if the sources of such supply prove to be unreliable or unavailable. If the contracted manufacturing and/or distribution sources become unreliable or unavailable, the combined company and its licensees may not be able to manufacture or market the combined company’s products.

Biota’s collaboration and license agreement with Daiichi Sankyo does not fully address the respective rights and obligations of Biota and Daiichi Sankyo with respect to how laninamivir may be developed and marketed outside of Japan or how the proceeds from any direct sales of laninamivir outside of Japan would be shared. As a result, unless Biota and Daiichi Sankyo come to an agreement disputes between Biota and Daiichi Sankyo could result in litigation or arbitration and could adversely affect the business, results of operations or financial condition of the combined company.

The collaboration and license agreement between Biota and Daiichi Sankyo does not fully address the respective rights and obligations of Biota and Daiichi Sankyo with respect to how laninamivir may be developed and marketed outside of Japan or how the proceeds from any direct sales by Biota or Daiichi Sankyo of laninamivir outside of Japan would be shared. Also, the agreement includes a provision which restricts either Biota or Daiichi Sankyo from developing, commercializing or otherwise handling or dealing with laninamivir in any country (or enter into any license, collaboration or agreement with a third party to do any of the foregoing).

Unless Biota and Daiichi Sankyo come to an agreement with respect to the development and marketing of laninamivir outside of Japan, disputes between Biota and Daiichi Sankyo could result in litigation or arbitration, which can be expensive and time consuming. If any such dispute were to be resolved unfavorably to Biota, the amount of future revenue laninamivir generates could be reduced. This may have a material adverse effect on the business, results of operations or financial condition of the combined company.

If the combined company fails to attract and retain highly qualified personnel, it may be unable to successfully develop new product candidates, manage clinical trials or enter into strategic collaborations.

The combined company’s future success will depend in large part on its ability to attract and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in preclinical testing, clinical development, regulatory affairs, government relations and strategic partnering. The combined company will face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. Competition for qualified personnel in the pharmaceutical field is intense, and there is a limited pool of qualified potential employees to recruit. The combined company may not be able to attract and retain quality personnel on acceptable terms. If the combined company is unsuccessful in its recruitment and retention efforts, its business may be harmed.

The combined company’s clinical trials may not be successful.

Following the Transaction, the combined company will only obtain marketing approval to commercialize a product candidate if it or its licensee can demonstrate to the satisfaction of the U.S. Food and Drug Administration (the “FDA”) or the applicable non-U.S. regulatory authority, in clinical trials, that the product candidate is safe and effective, and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure of one or more of the combined company’s clinical trials may occur at any stage of testing and may preclude the ability of the combined company or its licensees to submit an application for marketing approval of its product candidate.

It is the current intention of Biota and Nabi that the combined company will rely on third parties to conduct certain preclinical development activities and clinical trials and those third parties may not perform satisfactorily.

It is the current intention of Biota and Nabi that following the Transaction, the combined company will not conduct in its facilities certain preclinical development activities with respect to its product candidates, such as preclinical studies in animals, nor will it conduct clinical trials for its product candidates itself. It is the current intention of Biota and Nabi that the combined company will rely on, or work in conjunction with, third parties to perform these functions, such as contract research organizations, medical institutions and clinical investigators. The combined company’s reliance on these third parties for preclinical and clinical development studies may reduce its control over these activities. The combined company will remain responsible for ensuring that the preclinical development activities and clinical trials with respect to each of its product candidates is conducted in accordance with the applicable U.S. federal and state laws and foreign regulations, general investigational plans and protocols. However, other than contracts between these third parties and the combined company or its licensees, it has no direct control over these researchers or contractors, as they will not be employees of the combined company. Moreover, the regulatory authorities will require the combined company to comply with standards, commonly referred to as Good Laboratory Practices and Good Clinical Practices for conducting, recording and reporting the results of its preclinical development and clinical trials, respectively, to assure that data and reported results are credible and accurate and that the rights, safety and confidentiality of trial participants are protected. The combined company’s reliance on third parties that it will not control, including its licensees, will not relieve the combined company of these responsibilities and requirements. Furthermore, these third parties may have relationships with other entities, some of which may be the combined company’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct the combined company’s preclinical development activities or clinical trials in accordance with regulatory requirements or the stated protocols of the combined company or its licensees, the combined company or its licensees may not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates and may not be able to, or may be delayed in its efforts to successfully commercialize its product candidates. These third parties may be warned, suspended or otherwise sanctioned by the FDA or other government or regulatory authorities for failing to meet the applicable requirements imposed on such third parties. As a result, the third parties may not be able to fulfill their contractual obligations, and the results obtained from the preclinical and clinical research using their services may not be accepted by the regulatory authorities to support the marketing approval of the combined company’s product candidates. If the third parties or their employees become debarred by the regulatory authorities, the combined company and its licensees will not be able to use the research data derived from their services to support the marketing approval of the combined company’s product candidates. Finally, these third parties may be bought by other entities, change their business plans or strategies or they may go out of business, thereby preventing them from meeting their contractual obligations to the combined company and its licensees.

It is the current intention of Biota and Nabi that the combined company will rely on pharmaceutical companies with whom they partner to pay the majority of the costs associated with obtaining regulatory approval for, and manufacturing and marketing of, most of its existing products and future product candidates. If the combined company is unable to obtain agreements with strategic partners to fund these costs, it will have to fund such costs itself or it may not be able to continue its development of these product candidates.

It is the current intention of Biota and Nabi that the combined company will continue to rely on significant collaborative relationships with major pharmaceutical companies for the advanced development, regulatory approval, sales and marketing of its products. There are existing relationships with GSK for Relenza™ and Daiichi Sankyo for laninamivir (marketed as Inavir® in Japan). As the combined company continues to advance its product candidates following the Transaction, Biota and Nabi currently intend that the combined company will either license product candidates to, or partner with, one or more major pharmaceutical companies at some point in their product development. If the combined company is able to do so, it is the current intention of Biota and Nabi for these licensees or partners to pay the majority of the costs associated with any remaining development work, regulatory submissions, clinical trials and the manufacturing and marketing of its product candidates. If the combined company is unable to license its future product candidates or otherwise partner with third parties, the combined company will have to fund the costs of its development itself.

Following the Transaction, the combined company’s dependence on collaborative arrangements with third parties would subject it to a number of risks. These collaborative arrangements may not be on terms favorable to the combined company. Agreements with collaborative partners typically allow partners significant discretion in electing whether or not to pursue any of the planned activities. The combined company will not be able to control the amount and timing of resources its collaborative partners may devote to products based on the collaboration, and the combined company’s partners may choose to pursue alternative products. The combined company’s partners may not perform their obligations as expected. Business combinations or significant changes in a collaborative partner’s business strategy may adversely affect a partner’s willingness or ability to complete its obligations under the arrangement. Moreover, the combined company could become involved in disputes with its partners, which could lead to delays or termination of the collaborations and time-consuming and expensive litigation or arbitration. Even if the combined company fulfills its obligations under a collaborative agreement, its partner may be able to terminate the agreement under certain circumstances. If any collaborative partner were to terminate or breach the combined company’s agreement with it, or otherwise fail to complete its obligations in a timely manner, the combined company’s chance of successfully commercializing its product candidates would be materially and adversely affected.

Preclinical results may not be indicative of clinical results. In addition, clinical results may not be sufficient to obtain marketing approvals necessary for marketing its product candidates, including approval by regulatory authorities.

The combined company has a number of product candidates that are at an early stage of development. The combined company may not be able to progress its product candidates that are undergoing preclinical testing into clinical trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and favorable initial results from a clinical trial do not necessarily predict outcomes in subsequent clinical trials. The indications of use for which the combined company will pursue development may have clinical effectiveness endpoints that have not previously been reviewed or validated by regulatory authorities, which may complicate or delay the combined company’s effort to ultimately obtain marketing approval. The combined company cannot therefore guarantee that the clinical trials of its product candidates will ultimately be successful.

The combined company and its licensees may not successfully design or implement clinical trials required for marketing approval of the combined company’s product candidates. The combined company might not be able to demonstrate that its product candidates meet the appropriate standards for marketing approval.

Regulatory authorities may impose requirements on the combined company’s clinical trials that are difficult to comply with, which could harm the business of the combined company.

The requirements that regulatory authorities may impose on clinical trials for product candidates of the combined company are uncertain. As a result, the combined company cannot guarantee that it or its licensees will be able to comply with such requirements. For example, regulatory authorities may require endpoints in the combined company’s late-stage clinical trials that are different from or in addition to the endpoints in its early-stage clinical trials or the endpoints which the combined company or its licensees may propose. The endpoints or other study elements, including sample size, required by regulatory authorities may make it less likely that the combined company’s Phase III clinical trials are successful or may delay or increase the cost of completing the clinical trials. If the combined company or its licensees are unable to comply with the requirements of regulatory authorities, the combined company and its licensees will not be able to obtain marketing approval for product candidates and the business of the combined company will suffer.

If the combined company or its licensees are not able to conduct clinical trials properly and on schedule, marketing approval by regulatory authorities may be delayed or denied.

Clinical trials of the product candidates by the combined company or its licensees may be delayed or terminated for many reasons, including, but not limited to, if:

•	regulatory authorities do not grant permission to proceed or places the trial on clinical hold;

•	subjects do not enroll or remain in the clinical trials at the expected rate;

•	the incidence of infectious viruses targeted by the product candidate is low or fluctuates during the clinical trial;

•	a third party fails to manufacture the necessary amounts of product candidate;

•	a third party fails to manufacture product candidate in a timely manner;

•

a third party manufacturing facility is ordered by a government or regulatory authority to temporarily or permanently shut down due to violations of current GMP or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•	reports from preclinical or clinical testing on similar technologies and products raise safety and/or efficacy concerns;

•

third party clinical investigators lose their license or permits necessary to perform the clinical trials of the combined company or its licensee, do not perform clinical trials on the anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•

inspections of clinical trial sites by regulatory authorities or Institutional Review Boards (“IRBs”) find regulatory violations that require the combined company or its licensee to undertake corrective action, suspend or terminate one or more sites, or prohibit the combined company or its licensee from using some or all of the data in support of the marketing applications for such product candidate; and

•

third party contractors become debarred or suspended or otherwise penalized by regulatory or other government authorities for violations of regulatory requirements, in which case the combined company or its licensee may need to find a substitute contractor, and the combined company or its licensee may not be able to use some or any of the data produced by such contractors in support of the marketing applications for such product candidates; or one or more IRBs or the combined company’s Data Safety Monitoring Board (“DSMB”), refuses to approve, suspends or terminates the clinical trial at an investigational site, precludes enrollment of additional subjects, or withdraws its approval of the clinical trial.

If the combined company or its licensees are unable to conduct clinical trials in a proper or timely manner, the regulatory authorities may delay or deny marketing approval.

As the combined company loses patent protection on its marketed products, it may have a material adverse effect on the combined company’s business.

Following the Transaction, the combined company will rely on certain patents to provide it and its licensees with exclusive rights for certain of the combined company’s products. When all patents underlying a license expire, the combined company’s revenue from that license may cease, and there can be no assurance that the combined company will be able to replace it with revenue from new or existing licenses. The primary patents on Relenza™ will expire in December 2014 in the U.S., May 2015 in Australia and major countries of the European Union, and July 2019 in Japan.

The combined company’s patents and proprietary rights may not provide sufficient protection, and patents of other companies could prevent the combined company or its licensees from developing and marketing the combined company’s products.

The patent positions of pharmaceutical firms generally are highly uncertain and involve complex legal and factual questions. The ultimate degree of patent protection that will be afforded to pharmaceutical and biotechnology products and processes in the U.S. and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts and lawmakers in these countries. There can be no assurance that existing patent applications will result in issued patents, that the combined company will be able to obtain additional licenses to patents of others or that it will be able to develop additional patentable technology of its own. The combined company cannot be certain that it was the first creator of inventions covered by its patents or pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance that any patents issued to the combined company will provide the combined company or its licensees with competitive advantages or will not be challenged by others. Furthermore, there can be no assurance that others will not independently develop similar products, or, if patents are issued to the combined company, others may design their patents around such patents.

A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patents or patent applications or received patents relating to products or processes competitive with or similar to those of the combined company. Some of these applications or patents may compete with the applications of the combined company or conflict in certain respects with claims made under applications of the combined company. Such a conflict could result in a significant reduction of the coverage of the combined company’s patents, if issued. In addition, if patents that contain competitive or conflicting claims are issued to others and such claims are ultimately determined to be valid, the combined company or its licensees may be required to obtain licenses to these patents or to develop or obtain alternative technology. See “Information About the Companies—Biota Holdings Limited—Patents and Proprietary Rights.”

If any license is required, there can be no assurance that the combined company would be able to obtain any such license on commercially favorable terms, if at all. The failure of the combined company to obtain a license to any technology that it may require in order to commercialize its products could have a material adverse effect on the future business, financial condition and results of operations of the combined company.

Litigation may be necessary to enforce any patents issued to the combined company or to determine the scope or validity of third party proprietary rights or to defend against any claims that the combined company’s products infringe on third party proprietary rights. Patent litigation is expensive and time consuming and could result in substantial cost to the combined company or its licensees. The costs of patent litigation and the ability of the combined company to prevail in such litigation could have a material adverse effect on its future business, financial condition and results of operations.

It is also the current intention of Biota and Nabi that the combined company will rely on secrecy to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. It is also intended that the combined company will maintain strict controls and procedures regarding access to and use of its proprietary technology and processes. However, there can be no assurance that these controls or procedures will not be violated, that the combined company would have adequate remedies for any violation, or that trade secrets of the combined company will not otherwise become known or be independently discovered by competitors.

The combined company or its licensees may be subject to costly and damaging product liability and other claims in connection with the development and commercialization of the combined company’s products.

Pharmaceutical and biotechnology companies may be subject to litigation, including class action lawsuits, and governmental and administrative investigations and proceedings, including with respect to product pricing and marketing practices. There can be no assurance that lawsuits will not be filed against the combined company or its licensees, or that either will be successful in the defense of these lawsuits. Defense of suits can be expensive and time consuming, regardless of the outcome, and an adverse result in one or more suits could have a material adverse effect on the combined company’s future business, financial condition and results of operations. In recent years, coverage and availability of cost-effective product liability insurance has decreased, so the combined company or its licensees may be unable to maintain sufficient coverage for product liabilities that may arise.

Adverse market and economic conditions may exacerbate certain risks affecting the combined company’s business.

Sales of the combined company’s products are dependent on government purchases and on reimbursement from government health administration authorities, private health insurers, distribution partners and other organizations. These organizations may be unable to satisfy their reimbursement obligations or may delay payment due to deteriorating global economic conditions, uncertainty about the direction and relative strengths of their economies, volatility in the credit and financial markets, and other disruptions due to natural disasters, political instability or otherwise. These adverse market and economic conditions also may cause governmental health authorities to reduce the extent of reimbursements and private insurers to increase their scrutiny of claims. A reduction in the availability or extent of reimbursement could reduce product sales and revenue of the combined company, or result in additional allowances or significant bad debts, which may adversely affect the results of operations of the combined company.

The combined company will earn royalties on sales by licensees of influenza drugs. Sales of influenza drugs are seasonal and cyclical in nature and are often dependent on the severity and resistance profile of the circulating influenza viruses. In addition governments may purchase large quantities of influenza antiviral drugs for stockpiling purposes. It is impossible to accurately predict future revenue.

The combined company faces significant competition.

The combined company faces significant competition from large pharmaceutical and biotechnology companies, many of whom have substantially greater resources. Zanamivir and laninamivir compete with oseltamivir (Tamiflu®), an anti-influenza drug that is sold by F. Hoffmann-La Roche Ltd and associated companies.

In addition, a number of companies are pursuing the development of technologies which are competitive with the combined company’s existing products and research programs. These companies include specialized pharmaceutical firms and large pharmaceutical companies acting either independently or together with other pharmaceutical companies.

If significant safety issues arise for the combined company’s marketed products, the combined company’s future royalty revenue may be reduced, which would adversely affect its results of operations.

The data supporting the marketing approvals for the combined company’s marketed products and forming the basis for the safety warnings in the product labels of such products were obtained in controlled clinical trials of limited duration and, in some cases, from post-approval use. As the combined company’s marketed products may be used over longer periods of time by many patients with underlying health problems, taking numerous other medicines, the combined company expects to continue to find new issues such as safety, resistance or drug interaction issues, which may require the combined company’s licensees to provide additional warnings or contraindications on their labels or narrow the approved indications, each of which could reduce the market acceptance of these products.

If serious safety, resistance or drug interaction issues arise with the combined company’s marketed products, sales of these products could be limited or halted by the combined company or its licensees or by regulatory authorities and the results of operations of the combined company would be adversely affected.

The future royalty revenue of the combined company depends on compliance with regulatory requirements and comparable international regulations. Failure to obtain broad approvals on a timely basis or to maintain compliance could delay or halt commercialization of the combined company’s products and reduce the royalty revenue receivable by the combined company.

The product candidates being developed by the combined company or its licensees must be approved for marketing and sale by regulatory authorities and, once approved, are subject to extensive regulation by these regulatory authorities. The combined company will progress the clinical trials of laninamivir planned by Biota. The combined company currently anticipates that it will file for marketing approval of laninamivir with the FDA in 2016. This product may fail to receive such marketing approvals on a timely basis, or at all.

On September 27, 2007, President Bush signed into law the Food and Drug Administration Amendments Act of 2007, which significantly expanded the FDA’s authority, including, among other things, to:

•	require sponsors of marketed products to conduct post-approval clinical studies to assess a known serious risk, signals of serious risk or to identify an unexpected serious risk;

•	mandate labeling changes to products, at any point in a product’s lifecycle, based on new safety information; and

•

require sponsors to implement a Risk Evaluation and Mitigation Strategy for a product which could include a medication guide, patient package insert, a communication plan to healthcare providers or other elements as the FDA deems are necessary to assure safe use of the drug, which could include imposing certain restrictions on the distribution or use of a product.

Failure to comply with these or other requirements, if imposed on a sponsor by the FDA, could result in significant civil monetary penalties and the combined company’s operating results may be adversely affected.

Expenses associated with clinical trials may cause the combined company’s earnings to fluctuate, which could adversely affect its stock price.

The clinical trials required for regulatory approval of the combined company’s product candidates, as well as clinical trials required to be conducted after approval, are expensive. It is difficult to accurately predict or control the amount or timing of these expenses from quarter to quarter and regulatory authorities may require more clinical testing than originally anticipated. Uneven and unexpected spending on these programs may cause the combined company’s operating results to fluctuate from quarter to quarter, and the combined company’s stock price may decline.

Some of the combined company’s operating expenses will increase as a result of operating as a public company, and the combined company’s management may be required to devote substantial time to complying with U.S. public company regulations.

The Sarbanes-Oxley Act of 2002 (“SOX”), the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and NASDAQ, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of U.S. public companies. The combined company’s efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. Even acknowledging that Biota will give up its ASX listing, these changes may require a significant commitment of additional resources. The combined company may not be successful in implementing these requirements, and implementing them could materially adversely affect its business, results of operations and financial condition. If the combined company does not implement such requirements in a timely manner or with adequate compliance, it might be subject to sanctions or investigation by regulatory authorities, such as the SEC or NASDAQ. Any such action could harm the combined company’s reputation and the confidence of investors and customers in the combined company and could materially adversely affect its business and cause its share price to fall.

Failure to establish and maintain adequate internal controls in accordance with the Sarbanes-Oxley Act of 2002 and other regulations could have a material adverse effect on the combined company’s business and stock price.

As a U.S. public company, the combined company will be required to establish and maintain an adequate internal control structure and procedures for financial reporting and to assess the effectiveness of its internal control procedures in order to satisfy the requirements of SOX. In addition, for the first time, in fiscal 2012, the combined company’s independent registered public accounting firm will be required to issue a report that addresses the effectiveness of its internal controls over financial reporting. During the course of assessing the combined company’s internal controls, the combined company or its independent registered public accounting firm may identify deficiencies that the combined company may not be able to remediate in time to meet its deadline for compliance with SOX. Establishing, maintaining and assessing the effectiveness of the combined company’s internal controls can divert its management’s attention from other matters that are important to the operation of its business. The combined company also expects regulations to continue to increase its legal and financial compliance costs, to make it more difficult to attract and retain qualified officers and members of its Board of Directors, particularly to serve on its audit committee, and to make some activities more difficult, time consuming and costly. The combined company may not be able to conclude on an ongoing basis that it has effective internal controls over financial reporting, or its independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of its internal controls over financial reporting. If the combined company or its independent registered public accounting firm conclude that its internal controls over financial reporting are not effective, the combined company cannot be certain as to the timing of remediation actions or their effect on its operations because there is presently no precedent available by which to measure compliance adequacy.

If the combined company is unable to conclude that it has effective internal controls over financial reporting, its independent auditors may be unable to provide it with an unqualified report on the effectiveness of the combined company’s internal controls over financial reporting or it may be required to restate its financial statements or fail to meet its public reporting obligations. As a result, investors could lose confidence in the combined company’s reported financial information, which could have a negative effect on the trading price of its stock.

The trading price of the combined company’s shares of common stock may fluctuate significantly.

The price of the combined company’s shares of common stock may be volatile, which means that it could decline substantially within a short period of time. The trading price of the shares may fluctuate, and investors may experience a decrease in the value of the shares that they hold, sometimes regardless of the combined company’s operating performance or prospects. The trading price of the combined company’s common stock could fluctuate significantly for many reasons, including the following:

•

large quarterly and even yearly variations in operating results since the market for Relenza™ and Inavir® is likely to continue to be volatile, unpredictable and difficult to forecast because influenza outbreaks are highly variable in terms of severity, frequency and morbidity, and because government stockpiling decisions can change over time;

•

future announcements concerning the combined company’s business and that of its competitors including in particular, the progress of the combined company’s development of laninamivir pursuant to the BARDA contract and the development programs for the other product candidates;

•	regulatory developments, enforcement actions bearing on advertising, marketing or sales of Relenza™, Inavir® or pipeline products;

•	introduction of new products or changes in product pricing policies by the combined company or its competitors;

•	fluctuations of investor interest in the NI product sector; and

•	fluctuations in the economy, world political events or general market conditions.

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including under the headings “Summary,” “Risk Factors,” “The Transaction,” “Information About the Companies—Biota Holdings Limited,” “Information About the Companies—Biota Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this proxy statement. Statements in this proxy statement that are not historical facts are “forward-looking statements.” These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, financial position, levels of activity, performance or achievements of Nabi, Biota or the combined company to be materially different from any future results, financial position, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss the companies’ future expectations, contain projections of the companies’ future results of operations or of the companies’ financial positions, or state other forward-looking information. Nabi believes that it is important to communicate this information to Nabi’s investors. However, there may be events in the future that Nabi and Biota are not able to control or predict accurately. The risks described under “Risk Factors” in this proxy statement and in Nabi’s filings with the SEC as well as any cautionary language in this proxy statement, provide examples of risks, uncertainties and events that may cause the companies’ actual results to differ materially from the expectations that Nabi or Biota describe in the forward-looking statements. These risks, uncertainties and events include, but are not limited to:

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, including a termination under circumstances that could require Nabi to pay a break fee;

•

the inability to complete the Transaction due to the failure of either party to obtain stockholder approval or the failure to satisfy other conditions to completion of the Transaction, including required regulatory approvals;

•	the failure of the Transaction to close for any other reason;

•	the outcome of legal proceedings, if any, instituted against Nabi and/or others relating to the Transaction Agreement;

•	diversion of management’s attention from ongoing business concerns;

•	the effect of the announcement of the Transaction on our business relationships, operating results and business generally;

•	the amount of the costs, fees, expenses and charges related to the Transaction;

•	changes in regulation and the regulatory environment;

•	competition in the markets in which the companies operate;

•	the ability of the companies to raise capital in the future; and

•	effects of natural catastrophes, terrorism and other interruptions to the business of the companies.

You should be aware that the occurrence of the events described in these risk factors and elsewhere in this proxy statement could have a material adverse effect on the business, results of operations and financial position of the companies. You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by Nabi or persons acting on Nabi’s behalf.

Nabi and Biota cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on the forward-looking statements included in this proxy statement, which apply only as of the date of this proxy statement. Except as required by applicable law, we are under no obligation (and expressly disclaim any such obligation) to publicly release any revision or update to any forward-looking statement contained herein to reflect any future events or occurrences.

THE SPECIAL MEETING

Date, Time and Place

The special meeting will take place at [*****] a.m., local time, on [*****], 2012, at [*****].

Purpose

At the special meeting, the holders of Nabi’s common stock, par value $0.10 per share, will be asked to consider and vote upon the following six proposals:

1.	to approve an amendment to the Nabi certificate of incorporation to increase the authorized shares of Nabi common stock from 125,000,000 shares to 200,000,000 shares;

2.	to approve an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”;

3.	to approve an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012 at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion;

4.	to approve the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Transaction Agreement;

5.	to approve, on an advisory (non-binding) basis, the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction; and

6.	to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4.

Board Recommendation

After determining that it is advisable and in the best interests of Nabi and its stockholders to consummate the Transaction as contemplated by the Transaction Agreement, Nabi’s board of directors unanimously authorized, approved, and declared advisable each amendment to the Nabi certificate of incorporation and the issuance of shares of Nabi common stock. Accordingly, Nabi’s board of directors unanimously recommends that Nabi’s stockholders vote “FOR” each of the foregoing proposals.

The effectiveness of proposals 1 through 4 is conditioned upon the approval of each proposal, except that failure to approve proposal 3 will not affect the implementation of proposals 1, 2 or 4. The Nabi stockholders can cast separate votes on each proposal. The proposal to approve the compensation payable to executive officers of Nabi in connection with the Transaction is subject to a vote by Nabi’s stockholders separate from each of the votes on proposals 1 through 4, and approval of the executive compensation is not a condition to completion of the Transaction.

There are certain risks associated with the Transaction. See “Risk Factors” beginning on page 28 of this proxy statement for more information regarding such risks. Nabi stockholders should carefully read this proxy statement in its entirety for more detailed information concerning the Transaction. In particular, Nabi stockholders are directed to the Transaction Agreement, which is attached as Annex A to this proxy statement.

Record Date; Outstanding Shares; Shares Entitled to Vote

Nabi’s board of directors has fixed the close of business on [*****], 2012 as the record date for determination of stockholders entitled to notice of, and to vote at, the special meeting. Only stockholders of record of shares of Nabi common stock as of the close of business on the record date will receive notice of, and be entitled to vote at, the special meeting and any adjournments, postponements or continuations of the special meeting.

As of the close of business on the record date for the special meeting, there were [*****] shares of Nabi common stock outstanding and held by approximately [*****] holders of record. Each stockholder is entitled to one vote at the special meeting for each share of Nabi common stock held by that stockholder at the close of business on the record date. Nabi’s common stock is the only security the holders of which are entitled to notice of, and to vote at, the special meeting.

If you own shares that are registered in the name of someone else, such as a broker, bank or other nominee, you need to direct that organization to vote those shares or obtain an authorization from them and vote the shares yourself at the meeting.

Quorum

The holders of issued and outstanding shares of Nabi common stock which represent a majority of the votes entitled to be cast at the special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the special meeting. A quorum must be present in order for the votes on the Charter Amendment Proposals, the proposal to approve the issuance of Nabi common stock to Biota stockholders pursuant to the Transaction Agreement, and the other proposals to be taken. It is important that Nabi stockholders vote promptly so that their shares are counted toward the quorum.

Abstentions will be counted for purposes of determining the presence of a quorum at the special meeting. Banks, brokers and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. As each of the proposals to be voted upon at the special meeting is considered “non-routine,” such organizations do not have discretion to vote on any proposal for which they do not receive instructions from their customers (this is referred to in this context as a “broker non-vote”). As a result, if you fail to provide your broker, bank or other nominee with any instructions regarding how to vote your shares, your shares will not be considered present at the special meeting, will not be counted for purposes of determining the presence of a quorum and will not be voted on any of the proposals. If you provide instructions to your broker, bank or other nominee which indicate how to vote your shares with respect to certain proposals but not with respect to a particular proposal, your shares will be considered present at the special meeting and be counted for purposes of determining the presence of a quorum but will not be voted with respect to that particular proposal.

Nabi may seek to adjourn the special meeting if a quorum is not present at the meeting.

Security Ownership of Certain Beneficial Owners and Management of Nabi Stock

The following table sets forth information as of May 15, 2012 as to the Nabi common stock beneficially owned by (i) all directors, (ii) each named executive officer, (iii) current directors and executive officers of Nabi as a group, and (iv) each person who is known to Nabi to be the beneficial owner of more than 5% of the Nabi common stock. Unless otherwise noted, this information has been provided by the persons named in the table.

	Amount of Beneficial Ownership (1)		Percentage (2)
Directors
Jason M. Aryeh	249,183	(3)	*
David L. Castaldi	189,389	(4)	*
Geoffrey F. Cox, Ph.D.	239,679	(5)	*
Peter Davis	132,630	(6)	*
Richard A. Harvey, Jr.	164,996	(7)	*

Named Executive Officers
Raafat E.F. Fahim, Ph.D.	1,070,328	(8)	2.5%
Paul D. Kessler, M.D.	481,241	(9)	1.1%
Matthew W. Kalnik, Ph.D.	190,050	(10)	*

Current Directors and Executive Officers as a group (8 persons)	2,717,496	(11)	6.3%

5% Beneficial Owners
Renaissance Technologies LLC and Renaissance Technologies Holding Corporation 300 Third Avenue New York, NY 10022	2,772,843	(12)	6.5%
The Vanguard Group, Inc. 100 Vanguard Avenue Malvern, PA 19355	2,308,413	(13)	5.4%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,377,972	(14)	5.5%
The Mangrove Partners Fund, L.P. 10 East 53rd Street 31st Floor New York, NY 10022	2,421,322		5.65%

*	Less than 1%

(1)	Unless otherwise noted, the nature of beneficial ownership consists of sole voting and investment power. No director or named executive officer has pledged any of his or her Nabi common stock as security.

(2)	Based on 42,877,226 shares of Nabi common stock outstanding as of May 15, 2012.

(3)	Consists of (i) 131,183 shares beneficially owned by Jason Aryeh through his relationship with JALAA Equities, LP and JLV Investments, LP (the Aryeh Entities); and (ii) 118,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012. Mr. Aryeh disclaims beneficial ownership of all securities beneficially owned by the Aryeh Entities, except to the extent of any indirect pecuniary interest he may have therein.

(4)	Consists of (i) 49,189 shares of Nabi common stock owned by Mr. Castaldi; (ii) 6,200 shares of Nabi common stock owned by Mr. Castaldi’s wife and daughters; and (iii) 134,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012.

(5)	Consists of (i) 25,679 shares of Nabi common stock owned directly by Dr. Cox and (ii) 214,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012.

(6)	Consists of (i) 14,630 shares of Nabi common stock owned by the Davis Family Trust dated August 29, 1996, of which Mr. Davis is a Trustee; and (ii) 118,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012.

(7)	Consists of (i) 30,996 shares of Nabi common stock owned by jointly by Mr. Harvey and his wife; and (ii) 134,000 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012.

(8)	Consists of (i) 298,724 shares of Nabi common stock owned by Dr. Fahim; (ii) 1,000 shares held jointly with Dr. Fahim’s spouse; (iii) 73,750 shares of restricted Nabi common stock which are subject to future vesting but which may be voted; and (iv) 696,854 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012.

(9)	Consists of (i) 37,628 shares of Nabi common stock owned by Dr. Kessler; (ii) 52,500 shares of restricted Nabi common stock which are subject to future vesting but which may be voted; and (iii) 376,113 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012.

(10)	Consists of (i) 28,925 shares of Nabi common stock owned by Dr. Kalnik; (ii) 39,000 shares of restricted Nabi common stock which are subject to future vesting but which may be voted; and (iii) 122,125 shares of Nabi common stock that may be acquired under stock options that are presently exercisable or will be exercisable on July 14, 2012.

(11)	See notes 3 through 10.

(12)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 13, 2012 by Renaissance Technologies LLC and Renaissance Technologies Holding Corporation. Renaissance Technologies LLC and Renaissance Technologies Holding Corporation each have (i) sole power to vote or to direct the vote of 2,331,237 shares of common stock; (ii) sole power to dispose or to direct the disposition of 2,419,772 shares of common stock; and (iii) shared power to dispose of or direct the disposition of 353,071 shares of common stock.

(13)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 06, 2012 by The Vanguard Group, Inc., which has (i) sole power to vote or direct the vote of 61,529 shares of common stock; (ii) sole power to dispose or director the disposition of 2,246,884 shares of common stock; and (iii) shared power to dispose or direct the disposition of 61,529 shares of common stock.

(14)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 13, 2012 by BlackRock, Inc., which has (i) sole power to vote or to direct the vote; and (ii) sole power to dispose or to direct the disposition of 2,377,972 shares of common stock.

(15)	The information in the table and this note is derived from a Schedule 13G filed with the SEC on May 2, 2012 by The Mangrove Partners Fund, L.P., Mangrove Partners, Mangrove Capital, Nathaniel August, who collectively have (i) shared power to vote or to direct the vote of 2,421,322 shares of common stock; and (ii) shared power to dispose of or direct the disposition of 2,421,322 shares of common stock.

Required Vote

Assuming a quorum is present at the special meeting, approval of the Charter Amendment Proposals will require the affirmative vote of the holders of a majority of the outstanding shares of Nabi common stock as of the close of business on the record date for the special meeting. If you fail to vote, if you fail to provide instruction to your broker, bank or other nominee to vote on your behalf, or if you abstain from voting, the effect will be the same as if you had voted against each of the Charter Amendment Proposals.

Assuming a quorum is present at the special meeting, approval of the proposal to approve the issuance of shares of Nabi common stock to Biota stockholders as contemplated by the Transaction Agreement will require the affirmative vote of a majority of the shares of Nabi’s common stock properly cast on the proposal at the special meeting. An abstention from voting on this proposal will have no effect on the outcome of the vote on this proposal. If you fail to submit a proxy and do not attend the special meeting in person, or if you fail to provide instructions to your broker, bank or other nominee to vote on your behalf, your shares will not affect whether this proposal is approved.

Assuming a quorum is present at the special meeting, approval, on an advisory (non-binding) basis, of the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction will require the affirmative vote of the holders of a majority of the shares of Nabi’s common stock properly cast on the proposal at the special meeting. An abstention from voting on this proposal will have no effect on the outcome of the vote on the proposal. Because the vote on this proposal is advisory, the result of the vote will not be binding on Nabi. If you fail to submit a proxy and do not attend the special meeting in person, or if you fail to provide instructions to your broker, bank or other nominee to vote on your behalf, your shares will not affect whether this proposal is approved.

Approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of any of proposals 1 through 4, will require the affirmative vote of the holders of a majority of the shares of Nabi’s common stock properly cast on the proposal at the special meeting. An abstention from voting on this proposal will have no effect on the outcome of the vote on the proposal. If you fail to submit a proxy and do not attend the special meeting in person, or if you fail to provide instructions to your broker, bank or other nominee to vote on your behalf, your shares will not affect whether this proposal is approved.

Voting by Proxy

This proxy statement is being sent to you on behalf of Nabi’s board of directors for the purpose of requesting that you allow your shares of Nabi common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Nabi common stock represented at the meeting by properly executed proxy cards, voted over the telephone or voted over the Internet will be voted in accordance with the instructions indicated on those proxies. If you sign and return a proxy card without giving voting instructions, your shares will be voted as follows:

•	“FOR” approval of an amendment to the Nabi certificate of incorporation to increase the authorized shares of Nabi common stock from 125,000,000 shares to 200,000,000 shares;

•	“FOR” approval of an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”;

•

“FOR” approval of an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012 at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion;

•	“FOR” approval of the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Transaction Agreement;

•	“FOR” approval, on an advisory (non-binding) basis, the compensation to certain executive officers of Nabi under existing arrangements in connection with the Transaction; and

•

“FOR” approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4.

How to Vote

Whether or not you plan to attend the special meeting in person, you should submit your proxy as soon as possible.

If you own shares of Nabi common stock in your own name, you are an owner or holder of record. This means that you may use the enclosed proxy card or the Internet or telephone voting options to tell the persons named as proxies how to vote your shares of Nabi common stock. You have four voting options:

•

In Person.    To vote in person, come to the special meeting and you will be able to vote by ballot. To ensure that your shares are voted at the special meeting, Nabi’s board of directors recommends that you submit a proxy even if you plan to attend the special meeting.

•

Mail.    To vote using the enclosed proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the enclosed return envelope. If you return your signed proxy card to Nabi before the special meeting, Nabi will vote your shares as you direct.

•

Telephone.    To vote by telephone, dial the toll-free telephone number located on the enclosed proxy card using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on [*****], 2012 to be counted.

•

Internet.    To vote over the Internet, go to the web address located on the enclosed proxy card to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on [*****], 2012 to be counted.

If your shares of common stock are held in “street name” by your broker, bank or other nominee, you should have received a voting instruction form, as well as voting instructions with these proxy materials from that organization rather than from Nabi. Your broker, bank or other nominee will vote your shares only if you provide instructions to that organization on how to vote. You should provide your broker, bank or other nominee with instructions regarding how to vote your shares by following the enclosed instructions provided by that organization. Your shares will not be voted with respect to any proposal for which you fail to provide instructions, which will have the same effect as voting against the Charter Amendment Proposals, but which will have no effect on approval of the other proposals.

The Internet and telephone voting options available to holders of record are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Proxies submitted over the Internet or by telephone through such a program must be received by 11:59 p.m. Eastern Time on [******]. Submitting a proxy will not affect your right to vote in person if you decide to attend the special meeting.

Revoking Your Proxy

Your grant of a proxy on the enclosed proxy card or through one of the alternative methods discussed above does not prevent you from voting in person or otherwise revoking your proxy at any time before it is voted at the special meeting. If your shares of Nabi common stock are registered in your own name, you may revoke your proxy in one of the following ways:

•

by delivering to Nabi Biopharmaceuticals, 12270 Wilkins Avenue, Rockville, Maryland 20852, Attn: Corporate Secretary, a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the special meeting;

•	by submitting another proxy card bearing a later date and mailing it so that it is received before the special meeting;

•	by submitting another proxy using the Internet or telephone voting procedures; or

•

by attending the special meeting and voting in person, although simply attending the meeting will not revoke your proxy, as you must deliver a notice of revocation or vote at the special meeting in order to revoke a prior proxy.

Your last vote is the vote that will be counted.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow the directions received from your broker, bank or other nominee if you wish to change your vote.

Voting in Person at the Special Meeting

All stockholders of record may vote their shares in person by attending the special meeting and submitting the ballot that will be provided there. If your shares are held in “street name,” you may vote in person at the special meeting if you have a document known as a “legal proxy” from the holder of record. You will need to ask the broker, bank or other nominee holding your shares for a legal proxy and bring the legal proxy with you to the special meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the special meeting and vote in person or legally appoint another proxy to vote on your behalf.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed to a later date. Any adjournment or postponement to a date not more than 30 days after the date originally fixed for the special meeting may be made without notice, other than by an announcement made at the special meeting of the time and place of the adjourned meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow Nabi’s stockholders who have already sent in their proxies to revoke them at any time before voting occurs at the special meeting as adjourned. See “Proposal 6: Adjournment of Special Meeting” beginning on page  140 of this proxy statement for more information about the proposal relating to adjournments of the special meeting.

Householding

Certain of Nabi’s stockholders who share an address are being delivered only one copy of this proxy statement unless Nabi or one of its mailing agents has received contrary instructions. Upon the written or oral request of a stockholder at a shared address to which a single copy of this proxy statement was delivered, Nabi will promptly deliver a separate copy of such document to the requesting stockholder. Written requests should be made to Nabi Biopharmaceuticals, Attention: Investor Relations, 12270 Wilkins Avenue, Rockville, Maryland 20852, and oral requests may be made by calling Investor Relations of Nabi at (706) 645-8553.

In addition, Nabi stockholders who wish to receive a separate copy of Nabi’s proxy statements and annual reports, if any, in the future should notify Nabi either in writing addressed to the foregoing address or by calling the foregoing telephone number. Nabi stockholders sharing an address who are receiving multiple copies of Nabi’s notice of Internet availability of proxy materials and/or proxy statements and annual reports may request delivery of a single copy of such documents by writing Nabi at the address above or calling Nabi at the telephone number above.

Solicitation of Proxies

Nabi is soliciting proxies for the special meeting from Nabi stockholders. Nabi will bear the entire cost of soliciting proxies from Nabi stockholders, including the expenses incurred in connection with the preparation of the proxy statement and its filing with the SEC. In addition to this mailing, Nabi’s directors, officers and employees, who will not receive any additional compensation for their services, may solicit proxies personally, electronically or by telephone. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of Nabi common stock held of record by those persons, and Nabi will reimburse these brokerage firms, custodians, nominees and fiduciaries for related, reasonable out-of-pocket expenses they incur.

Nabi has engaged Morrow & Co., LLC to assist in the solicitation of proxies for the special meeting and will pay Morrow & Co., LLC a fee of approximately $35,000, plus reimbursement of out-of-pocket expenses. The address of Morrow & Co., LLC is 470 West Avenue, Stamford, CT 06902. You can call Morrow & Co., LLC at (203) 658-9400 or toll-free at (800) 662-5200.

A list of stockholders entitled to vote at the special meeting will be open for examination by any Nabi stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of ten days before the meeting at Nabi’s principal executive offices at 12270 Wilkins Avenue, Rockville, Maryland 20852, and at the time and place of the meeting during the entire time of the meeting.

Other Business

Nabi does not expect that any matter other than the proposals listed above will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their judgment.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the special meeting, please contact Nabi’s proxy solicitor, Morrow & Co., LLC at (203) 658-9400 or toll-free at (800) 662-5200.

THE TRANSACTION

The following discussion contains important information relating to the Transaction. You are urged to read this discussion together with the Transaction Agreement and related documents attached as annexes to this proxy statement and incorporated herein by reference before voting on the amendments to Nabi’s certificate of incorporation, the issuance of Nabi common stock in the Transaction, and the other proposals to be considered and voted upon at the special meeting.

Structure of the Transaction

Nabi and Biota are proposing to engage in a business combination under Australian corporate law, pursuant to which Nabi will acquire all of the outstanding ordinary shares of Biota, and Biota will thereby become a wholly-owned subsidiary of Nabi. As set forth in the Transaction Agreement, the business combination will be carried out in accordance with a scheme of arrangement to be submitted for approval by Biota stockholders and the Supreme Court of Victoria, Australia.

Subject to the terms and conditions of the Transaction Agreement, at the effective time of the Transaction, each ordinary share of Biota outstanding immediately prior to the completion of the Transaction will be transferred to Nabi in exchange for 0.669212231 shares of Nabi common stock, or approximately 126.0 million shares in aggregate, as such amount may be adjusted as described below. Immediately after the completion of the Transaction, the shares of Nabi common stock issued to former Biota stockholders will represent collectively approximately 74% of the outstanding common stock of the combined company, and the shares of common stock held by existing Nabi stockholders will represent collectively approximately 26% of the outstanding common stock of the combined company. The number of shares to be issued in connection with the Transaction will be adjusted based on the number of shares of Nabi common stock that remain outstanding after completion of the issuer tender offer or similar transaction, as described under “Repurchase of Shares of Nabi Common Stock; Dividends and Distributions” beginning on page 77 of this proxy statement, or the reverse stock split, as described under “Proposal 3: Amendment to Certificate of Incorporation to Effectuate Reverse Stock Split” beginning on page 131 of this proxy statement, in order to preserve the respective percentage of shares of the outstanding common stock of the combined company to be held immediately after the completion of the Transaction by Biota’s former stockholders on the one hand (collectively being approximately 74%) and Nabi’s existing stockholders on the other hand (collectively being approximately 26%).

The Transaction will be accounted for under the purchase method of accounting in accordance with U.S. GAAP for accounting and financial reporting purposes, as described under “—Accounting Treatment” beginning on page 71 of this proxy statement.

The Transaction is expected to be completed in the third quarter of 2012 subject to satisfaction or waiver of the various closing conditions set forth in the Transaction Agreement. See “The Transaction Agreement—Conditions Precedent to the Transaction” beginning on page 108 of this proxy statement for more information regarding the conditions to closing the Transaction.

Background of the Transaction

The following is a summary of the meetings, negotiations, material contacts and discussions between Nabi and Biota that preceded the execution of the Transaction Agreement, as well as certain contacts and discussions Nabi had with third parties concerning a potential strategic transaction with Nabi.

Over the past seven years, Nabi has sold or licensed all of its marketed products and product candidates. In 2010, Nabi granted to GSK an option to exclusively license NicVAX, Nabi’s sole remaining product in development, on a worldwide basis and a license to develop follow-on next-generation nicotine vaccines using Nabi’s intellectual property combined with GSK proprietary technology. On July 18, 2011, Nabi announced that

NicVAX did not meet its primary endpoint in Nabi’s first of two confirmatory Phase III clinical trials and that the results from its second confirmatory Phase III clinical trial were expected before the end of calendar year 2011. At that time, Nabi had approximately $100 million in cash and marketable securities. The negative clinical trial results rendered remote the likelihood that GSK would exercise its option. (During the first quarter of 2012, GSK notified Nabi that GSK did not intend to exercise its option.) In light of these developments, Nabi’s board of directors directed Nabi’s management to focus on reducing costs and to identify a financial advisor to assist the board in evaluating and pursuing strategic alternatives.

On August 23 and 24, 2011, Nabi’s board of directors held a meeting, which included Nabi’s management and representatives from Nutter McClennen & Fish, LLP, Nabi’s corporate and securities counsel (“Nutter”), and Nabi’s tax advisers, and discussed the various strategic alternatives available to Nabi, including liquidating the company and distributing Nabi’s remaining assets to stockholders as well as pursuing a business combination transaction with another company. Such discussion included a review of the potential costs of pursuing various alternatives and the potential return to stockholders. Following these discussions, Nabi’s board of directors concluded that the company would explore a possible business combination transaction with a commercial or near-commercial stage company while continuing to review the alternative course of liquidating the company. During this meeting, Nabi’s board of directors met with a representative from a financial advisor for possible engagement, and directed Nabi’s management to identify and recommend for further discussion one or more additional financial advisors.

At the meeting held on August 24, 2011, Nabi’s board of directors also adopted a stockholder rights agreement for the purpose of preserving Nabi’s NOL tax assets, which as of December 25, 2010 included NOL carry-forwards of approximately $178 million.

On October 11, 2011, Nabi’s board of directors held a meeting, at the recommendation of Nabi’s management, and met with representatives from Piper Jaffray & Co. (“Piper Jaffray”). Nabi’s board of directors discussed with representatives from Piper Jaffray its qualifications as well as the proposed strategic alternatives process. After such discussion, Nabi’s board of directors approved the engagement of Piper Jaffray as its financial advisor based on, among other factors, its experience in the biopharmaceutical industry and in strategic transactions. Nabi’s board authorized Nabi’s management to direct Piper Jaffray to solicit indications of interest regarding a possible business combination transaction with Nabi and to focus those efforts on companies with a commercial or near-commercial stage product.

On November 7, 2011, Nabi announced that NicVAX did not meet its primary endpoint in its second confirmatory Phase III clinical trials. Nabi also announced that it had retained Piper Jaffray to assist Nabi’s board of directors in its review of the strategic alternatives available to Nabi.

During October through December of 2011, Piper Jaffray contacted a total of 92 companies, focusing on companies with a commercial or near-commercial stage product, rather than those with products in early stage clinical trials or still undergoing development. A total of 26 companies expressed preliminary interest in considering a business combination transaction with Nabi, all of whom entered into confidentiality agreements and received a confidential information memorandum. These companies also were granted access to Nabi’s online data room.

During the period between November 24, 2011 and December 15, 2011, Nabi received preliminary non-binding proposals from 11 companies (including Biota).

On December 15, 2011, Nabi received a preliminary non-binding proposal from a company referred to in this proxy statement as “Company A.”

On December 15, 2011, Nabi’s board of directors held a meeting, which included representatives from Piper Jaffray and Nutter, at which meeting, Nabi’s board of directors reviewed the preliminary non-binding proposals taking into account considerations such as valuation, strategic fit, and risks and uncertainties (both related to the potential success of the business of the combined company as well as the potential for the successful consummation of a transaction). Based on such review, Nabi’s board of directors determined to invite six companies (including Biota) to participate in the next phase of the process, which was to include mutual due diligence reviews. Of the six companies, Nabi’s board of directors considered four to be the leading candidates based on the considerations described immediately above. Nabi’s board of directors determined that these four companies—namely, Biota, Company A and two other companies referred to in this proxy statement as “Company B” and “Company C”—should be the focus of the initial mutual due diligence reviews. At the meeting, representatives from Piper Jaffray informed Nabi’s board of directors that Piper Jaffray had been previously retained, and were currently engaged, by Biota as its financial advisor to assist in a strategic alternatives process for Biota. Nabi’s board of directors discussed Piper Jaffray’s role as Nabi’s financial advisor, including with its legal advisors from Nutter.

During the December 15, 2011 meeting, Nabi’s board of directors met with representatives from Company A regarding Company A’s preliminary proposal. Company A’s preliminary proposal included a deadline by which Nabi was required to enter into an exclusivity agreement, which would have required Nabi to negotiate exclusively with Company A. After the meeting with Company A and after discussions with its financial and legal advisors Nabi’s board of directors determined that it would not be in the best interest of Nabi to enter into an exclusivity agreement at this time with Company A, and Nabi’s management informed Company A of the board’s determination.

During the remainder of December 2011 and January and February 2012, Nabi’s management conducted preliminary due diligence review of all six companies, including on-site visits to four of the six companies (including Biota). On January 27, 2012, Nabi received a revised preliminary non-binding proposal from Company A. On February 13, 2012, Nabi received a revised preliminary non-binding proposal from Biota.

On February 13, 2012, Nabi’s board of directors held a meeting, which included representatives from Piper Jaffray and Nutter and Nabi’s management to discuss the preliminary due diligence review conducted by Nabi’s management and its advisers of the six companies. Following such discussions and based on the considerations set forth at the December 15, 2011 meeting (as described above), Nabi’s board of directors determined not to pursue a potential strategic transaction with two of the six companies but to continue the process with Biota, Company A, Company B and Company C. Nabi’s board of directors instructed Piper Jaffray to inform the two companies of the board’s decision not to pursue a potential business combination transaction with them. Regarding the four remaining companies, Nabi’s board of directors preliminarily determined Biota’s proposal to be most favorable to Nabi as compared to the proposals from the other three companies based on Biota’s financial position, likely future capital needs, product risk, pipeline of potential new products and potential for market appreciation, the proposed premium over Nabi’s cash to be held at closing, and the proposed transaction structure allowing Nabi to return a portion of its cash to Nabi stockholders. Based on such determination, Nabi’s board of directors directed Nabi’s management to advise Biota of Nabi’s interest in pursuing a potential business combination transaction with Biota, to continue with the due diligence review of Biota and to seek to improve the terms of the Biota proposal. Nabi’s board of directors also determined that it should not exclude the remaining three other candidates (Company A, Company B and Company C) from continuing in the process and to continue to evaluate an alternative course of liquidating and dissolving the company. During the second half of February 2012, each of Company A, Company B and Company C was informed by Nabi’s management and/or representatives of Piper Jaffray that Nabi’s board of directors was considering its preliminary proposal and that it was one of the remaining companies in Nabi’s strategic alternatives review process. In addition, Nabi’s management continued with the due diligence review of Biota, Company A, Company B and Company C.

At the February 13, 2012 meeting, Nabi’s board of directors also determined that Piper Jaffray would continue as its financial advisor based on, among other factors, its significant role in Nabi’s strategic alternatives review process up to this point and its confirmation of the implementation of an information wall between the Piper Jaffray representatives advising Nabi and those representatives advising Biota. Nabi’s board of directors also determined that it would engage an additional financial advisor to, if requested by the Nabi board, render an opinion with respect to the fairness to Nabi, from a financial point of view, of the exchange ratio provided for in a proposed transaction.

Following the February 13, 2012 board meeting, Nabi’s management continued its due diligence review of Biota and sought to obtain improved terms from Biota, including Nabi being able to issue to Nabi stockholders CVRs with respect to NicVAX.

On February 25, 2012, Nabi’s board of directors held a meeting, which included representatives from Piper Jaffray and Nutter and Nabi’s management, and discussed with Nabi’s management the progress of the negotiations with Biota, including the proposed terms of the CVRs with respect to NicVAX. Nabi’s management updated Nabi’s board of directors with respect to its due diligence review of Biota. Nabi’s board of directors also discussed Biota’s proposal as compared to the alternative course of liquidating and dissolving the company.

On February 29, 2012, Nabi received notification from Company C that it would no longer pursue a transaction with Nabi. On March 2, 2012, Nabi received a revised preliminary non-binding proposal from Company B.

On March 15, 2012, Nabi’s board of directors held a meeting, which included representatives from Piper Jaffray and Nutter and Nabi’s management. Representatives of Piper Jaffray discussed with Nabi’s board of directors, among other things, the financial terms of the Biota proposal and certain financial implications of a transaction with Biota, as well as certain factors which the board might consider when evaluating the Biota proposal. Nabi’s management discussed with Nabi’s board of directors its due diligence review of Biota. Later during the March 15, 2012 meeting, at the invitation of Nabi’s board of directors, Peter Cook, Chief Executive Officer of Biota, made a presentation to the board, including a review of Biota’s products, programs, plans and competitive landscape.

On March 16, 2012, Nabi’s board of directors held a meeting, which included representatives from Piper Jaffray, Nutter and Hogan Lovells US LLP, special U.S. transaction counsel to Nabi (“Hogan Lovells”), and Nabi’s management to review the discussions, including the meeting with Mr. Cook, from the previous day. Nabi’s board of directors also reviewed the various aspects of Biota’s proposal and discussed the alternative course of liquidating and dissolving Nabi. Nabi’s board of directors discussed with a representative from Hogan Lovells the legal process involved in combining Biota with Nabi, the likely timetable for a business combination transaction, the preliminary terms and conditions of a draft transaction agreement proposed by Biota, as well as the fiduciary obligations of a board of directors of a Delaware corporation when considering a business combination. Nabi’s board of directors directed Nabi’s management to continue negotiations with Biota on the terms of the proposed transaction and authorized Nabi’s management to retain Houlihan Lokey to, if requested by Nabi’s board, render an opinion to Nabi’s board with respect to the fairness to Nabi, from a financial point of view, of the exchange ratio provided for in a proposed transaction. Nabi’s management discussed with Nabi’s board of directors its due diligence review of Company A and Company B. Nabi’s board of directors determined not to pursue a potential strategic transaction with either Company A or Company B. The board’s determination with respect to Company A was based on the findings from the due diligence review that Company A’s products were at much earlier stages of development than originally expected and with respect to Company B was based on the conclusion by the board that Company B’s revised preliminary proposal was not as competitive as the other remaining proposals and on the findings from the due diligence review that Company B’s products presented potentially more financial risks than originally expected. Following the meeting, representatives of Piper Jaffray informed each of Company A and Company B of the determination by Nabi’s board of directors not to pursue a potential strategic transaction with them.

During the week of March 19, 2012, Nabi and Biota continued to negotiate the terms of the proposed transaction, including the amount of cash required to be held by Nabi at closing, the exchange ratio pursuant to which the Biota shares will be converted to Nabi shares, and the other terms and conditions of the Transaction Agreement, as well as the terms of the CVRs.

On March 25, 2012, Nabi’s board of directors held a meeting, which included representatives from Piper Jaffray, Hogan Lovells and Nutter and Nabi’s management, and discussed with Nabi’s management and its legal and financial advisers the status of the negotiations with Biota.

During the weeks of March 26, 2012 through April 16, 2012, Nabi and Biota continued to negotiate the terms of the proposed transaction, including, among other things, the amount of cash required to be held by Nabi at closing, the exchange ratio pursuant to which the Biota shares will be converted to Nabi shares, and the other terms and conditions of the Transaction Agreement, as well as the terms of the CVRs.

On April 19, 2012, Nabi’s board of directors held a meeting, at which representatives from Piper Jaffray, Houlihan Lokey, Hogan Lovells and Nutter and Nabi’s management were also present, during which Nabi’s management and representatives from Hogan Lovells discussed with the board the due diligence review of Biota. Representatives from Hogan Lovells also provided a review of the terms of the Transaction Agreement. Hogan Lovells also reviewed the fiduciary obligations of a board of directors of a Delaware corporation when considering a business combination. Representatives from Nabi’s management and from Hogan Lovells discussed with the board the terms of the CVRs. During the course of this meeting, representatives of Houlihan Lokey reviewed their preliminary financial analysis of Nabi, Biota and the proposed Transaction. At the meeting, members of Nabi’s board of directors discussed the financial and legal aspects of the proposed transaction and the other matters described under “—Nabi Reasons for the Transaction” beginning on page 57 of this proxy statement. After such discussion, Nabi’s board of directors unanimously determined that, subject to the receipt of Houlihan Lokey’s updated financial analysis and opinion with respect to the fairness to Nabi, from a financial point of view, of the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement, the Transaction Agreement and the Transaction are advisable, fair to and in the best interests of Nabi and Nabi stockholders and approved the Transaction Agreement. Nabi’s board of directors also unanimously recommended that Nabi stockholders vote “FOR” each of the proposals to be considered and voted upon at the special meeting and described in this proxy statement. Nabi’s board of directors also approved an amendment terminating the stockholder rights agreement, which was adopted for the purpose of preserving Nabi’s NOL tax assets, effective immediately prior to the execution of the Transaction Agreement.

On April 20, 2012, representatives of Houlihan Lokey provided the members of Nabi’s board of directors with Houlihan Lokey’s financial analysis of Nabi, Biota and the proposed Transaction, as well as Houlihan Lokey’s opinion to the effect that, subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, as of April 20, 2012, the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement was fair to Nabi from a financial point of view. After receipt of Houlihan Lokey’s updated financial analysis and opinion, Nabi’s board of directors, by unanimous written consent and for the reasons described under “—Nabi Reasons for the Transaction” beginning on page 57 of this proxy statement, determined that the Transaction Agreement and the Transaction are advisable, fair to and in the best interests of Nabi and Nabi stockholders and approved the Transaction Agreement.

On April 22, 2012, Nabi and Biota executed the Transaction Agreement. See “The Transaction Agreement” beginning on page 106 of this proxy statement for a discussion of the terms of the Transaction Agreement. Prior to the opening of the U.S. financial markets on April 23, 2012, Nabi and Biota issued separate press releases publicly announcing the execution of the Transaction Agreement and the Transaction.

Nabi Reasons for the Transaction

In reaching its unanimous determination that it is advisable and in the best interests of Nabi and its stockholders to complete the Transaction as contemplated by the Transaction Agreement and to recommend that Nabi stockholders vote “FOR” the Transaction Proposals described in this proxy statement, Nabi’s board of directors consulted and received advice from its financial and legal advisors and Nabi’s management and considered a number of factors, including the following material factors:

•

the lack of significant on-going operations as a stand-alone entity except with respect to the remaining clinical trials for NicVAX and remaining royalty payments (if certain milestones are met) related to Phoslyra;

•

the fact that the $54 million in cash to be held by Nabi at the closing of the Transaction was valued at a 19% premium in the calculation of the exchange ratio for the number of shares of Nabi common stock to be issued for one ordinary share of Biota;

•

Nabi’s ability, under the terms of the Transaction Agreement, to return its remaining cash (after satisfying or reserving for certain liabilities) in excess of $54 million, which is currently expected to be in the range of approximately $25 million to $30 million in the aggregate, to its stockholders prior to the completion of the Transaction either in the form of a dividend or return of capital or through an issuer tender offer or a combination thereof;

•

the likelihood that Nabi would not be able to distribute immediately all of its remaining cash to its stockholders in the event of a liquidation and dissolution of the company, given the current estimation that Nabi would need to set aside a reserve in the range of approximately $20 million to $25 million in the aggregate to pay, and make provisions for, existing and future contingent and potential claims and liabilities, including severance payments and transaction-related fees and liabilities, expenses related to continuing operations including making required regulatory filings and the establishment of a mechanism for collecting and distributing any future distributions, milestone or royalty payments under existing agreements with respect to NicVAX and Phoslyra (of the foregoing amount, approximately $5 million to $10 million in the aggregate would need to be set aside for future contingent and potential claims and liabilities in accordance with Delaware corporate law) (see “—Considerations by Nabi’s Board of Directors If the Transaction is Not Completed” on page 76 of this proxy statement for more information);

•	the likely timing and expenses with respect to any potential liquidation and dissolution process;

•

the Transaction will allow Nabi stockholders to participate in the benefits of the combined company, including future potential value from Biota’s marketed products and pipeline of new product candidates;

•	the combination of Nabi and Biota will provide substantial financial resources for the combined company for the execution of near-term goals and further development of Biota’s new product candidates;

•

Nabi’s ability, under the terms of the Transaction Agreement, to issue CVRs to its stockholders prior to the completion of the Transaction, which CVRs are subject to the terms and conditions contained in the CVR Agreement;

•

the financial analysis provided to the Nabi board of directors by representatives of Houlihan Lokey as well as the opinion of Houlihan Lokey to the effect that, subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, as of April 20, 2012, the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement was fair to Nabi from a financial point of view; see “—Opinion of Financial Advisor to the Nabi Board of Directors” beginning on page 61 of this proxy statement;

•	the terms and conditions of the Transaction Agreement, including the following related factors:

•

the determination that the relative percentage ownership of Nabi stockholders and Biota stockholders is fixed, providing certainty as to the number of shares of Nabi common stock to be issued to Biota stockholders and the percentage of the total shares of Nabi common stock that Nabi stockholders will own immediately after the completion of the Transaction;

•

Nabi’s ability to provide material non-public information to, and engage in negotiations with, a third party that makes an acquisition proposal that is or is reasonably likely to lead to a superior proposal (as described in “The Transaction Agreement—Exclusivity; No-Solicitation” beginning on page 122 of this proxy statement), on the terms and subject to the conditions of the Transaction Agreement;

•

Nabi’s ability, under certain circumstances, to terminate the Transaction Agreement in order to enter into an alternative transaction that is deemed by Nabi’s board of directors to be a superior proposal;

•

the ability of Nabi’s board of directors, under certain circumstances not involving a superior proposal, to change its recommendation that Nabi stockholders vote in favor of the Transaction Proposals described in the proxy statement;

•

the circumstances under which the break fee is payable by Nabi under the Transaction Agreement and the view of Nabi’s board of directors that these provisions should not preclude a bona fide alternative proposal involving Nabi;

•	the view of Nabi’s board of directors that the size of the A$2 million break fee is reasonable in light of the size and benefits of the Transaction; and

•	the fact that the representations, warranties and covenants of Nabi and Biota are generally reciprocal; and

•	the results of the due diligence review of Biota by Nabi’s management, financial and legal advisors and outside consultants.

In the course of its deliberations, Nabi’s board of directors also considered a variety of risks and other potentially negative factors related to the Transaction, including the following material factors:

•

the fact that the shares of Nabi common stock to be issued in the Transaction will represent 74% of the outstanding common stock of the combined company immediately after the completion of the Transaction, thus causing existing Nabi stockholders to experience significant dilution in their percentage ownership of Nabi as a result of the Transaction;

•

the challenges and costs of combining clinical, regulatory and administrative operations of a U.S. company and an Australian company, which could adversely affect the combined company’s operating results and prevent the achievement of the anticipated benefits of the Transaction;

•

the fact that Nabi will incur significant costs associated with the Transaction, some of which will be paid regardless of whether the Transaction is completed, and that such costs will reduce the amount of cash that Nabi may be able to distribute to its stockholders in the form of a dividend or return of capital or through an issuer tender offer;

•

the fact that, under the terms of the Transaction Agreement, Nabi must pay to Biota a A$2 million break fee in connection with the Transaction if the Transaction Agreement is terminated under certain circumstances, which may deter other parties from proposing an alternative transaction that may be more advantageous to Nabi stockholders or which may become payable in circumstances where no alternative acquisition agreement or superior proposal is available to Nabi;

•

the fact that, while Nabi expects the Transaction to be completed, there can be no assurance that all conditions to the parties’ obligations, including with respect to Nabi obtaining stockholders approval of the Transaction Proposals, to complete the Transaction will be satisfied within the time frames contemplated by the Transaction Agreement and, as a result, the Transaction may not be completed;

•	the effect of the pendency of the Transaction and the effect of the delay or failure to complete the Transaction may have on:

•	the trading price of shares of Nabi common stock;

•	incurring and paying significant expenses in connection with the Transaction; and

•	paying a break fee of A$2 million if the Transaction is terminated in certain circumstances or the Transaction is not completed for certain reasons;

•

the fact that Nabi directors and officers may have interests in the Transaction that are different from, or in addition to, Nabi stockholders as described in “—Interests of Nabi Executive Officers and Directors in the Transaction” beginning on page 67 of this proxy statement; and

•

the other risks associated with the Transaction and the combined company, including those described in “Risk Factors” beginning on page 28 of this proxy statement and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43 of this proxy statement.

The foregoing discussion of the factors considered by Nabi’s board of directors is not intended to be exhaustive, but rather includes the material factors considered by the board. In reaching its decision that it is advisable and in the best interests of Nabi and its stockholders to complete the Transaction as contemplated by the Transaction Agreement and to recommend that Nabi stockholders vote “FOR” the Transaction Proposals set forth in the proxy statement, Nabi’s board of directors did not quantify, rank or otherwise assign relative weights to the factors considered and individual members of the board may have given different weight to different factors. Nabi’s board of directors based its decision on the totality of the information presented.

Biota Reasons for the Transaction

In reaching its unanimous determination that it is advisable and in the best interests of Biota and its shareholders to complete the Transaction as contemplated by the Transaction Agreement and to recommend that Biota shareholders vote in favor of the scheme of arrangement for the Transaction, in the absence of a Superior Proposal (as defined in the Transaction Agreement), Biota’s board of directors (the “Biota board”) consulted and received advice from its financial and legal advisors and Biota’s management and considered a number of factors, including the following:

•

the Biota board is of the view that the Transaction is the best way to improve the value of the Biota shares and the U.S. capital markets are best positioned to recognize the value of Biota’s contract with BARDA;

•

the Transaction will strengthen Biota’s cash position and provide the combined company with sufficient funds for at least the next two years (based on Biota’s current planned activities). The Biota board considers this to be an appropriate and advisable balance to achieve successful post-Transaction trading on NASDAQ;

•	the Biota board is of the view that a NASDAQ listing, rather than an ASX listing, will increase options to deliver higher value from future programs;

•

Biota shareholders should be entitled to defer any Australian capital gains tax until the date on which they sell their shares in the combined company (provided Australian capital gains tax roll-over relief is available in their personal circumstances); and

•	the Transaction will deliver to Biota an immediate U.S. shareholder base of scale, which should assist share trading liquidity on and from the implementation of the Transaction.

In the course of its deliberations, the Biota board also considered a variety of risks and other potentially negative factors related to the Transaction, including the following:

•	the combined company, due to its listing on NASDAQ rather than the ASX, will be subject to a different regulatory regime and currency exposure;

•	Biota shareholders’ ownership in Biota will be diluted following completion of the Transaction;

•

if the Transaction is completed, Biota shareholders with registered addresses outside Australia and its external territories, New Zealand, the U.S. and the United Kingdom (“U.K.”) will not receive shares in the combined company. Instead, shares which would otherwise be attributable to such shareholders will be issued to a nominee who will sell those shares on NASDAQ and remit the proceeds to those shareholders; and

•	the Transaction could result in taxation consequences for Biota shareholders earlier than may otherwise have been the case.

The foregoing discussion of the factors considered by the Biota board is not intended to be exhaustive, but rather includes the material factors considered by the Biota board. In reaching its decision that it is advisable and in the best interests of Biota and the Biota shareholders to complete the Transaction as contemplated by the Transaction Agreement and to recommend that Biota shareholders vote to approve the scheme of arrangement, the Biota board did not quantify, rank or otherwise assign relative weights to the factors considered and individual members of the board may have given different weight to different factors. The Biota board based its decision on the totality of the information presented.

Recommendation of the Nabi Board of Directors

After careful consideration, Nabi’s board of directors has determined that it is advisable and in the best interests of Nabi and its stockholders to consummate the Transaction as contemplated by the Transaction Agreement. Accordingly, Nabi’s board of directors unanimously recommends that Nabi’s stockholders vote:

•	“FOR” approval of an amendment to the Nabi certificate of incorporation to increase the authorized shares of Nabi common stock from 125,000,000 shares to 200,000,000 shares;

•	“FOR” approval of an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”;

•

“FOR” approval of an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012 at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion;

•	“FOR” approval of the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Transaction Agreement;

•	“FOR” approval, on an advisory (non-binding) basis, of the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the Transaction; and

•

“FOR” approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of proposals 1 through 4.

When you consider recommendation of Nabi’s board of directors, you should be aware that Nabi’s directors have interests in the Transaction that may be different from, or in addition to, your interests. See “—Interests of Nabi Executive Officers and Directors in the Transaction” beginning on page 67 of this proxy statement for more information regarding such interests.

Opinion of Financial Advisor to the Nabi Board of Directors

On April 20, 2012, Houlihan Lokey rendered its written opinion to Nabi’s board of directors as to the fairness to Nabi from a financial point of view as of such date of the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement.

Houlihan Lokey’s opinion was directed to Nabi’s board of directors (in its capacity as such) and only addressed the fairness to Nabi, from a financial point of view, of the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement and did not address any other aspect or implication of the Transaction. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to any Nabi stockholder as to how to such stockholder should act or vote with respect to any matter relating to the Transaction.

In arriving at its opinion, Houlihan Lokey:

1.	reviewed an execution copy, received on April 20, 2012, of the Transaction Agreement, including the form of the scheme of arrangement set out in annexure A thereto;

2.	reviewed certain publicly available business and financial information relating to Biota and Nabi that Houlihan Lokey deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Biota and Nabi made available to Houlihan Lokey by Biota and Nabi, including (a) financial projections prepared by Nabi (and adjustments thereto based on discussions with management of Nabi) relating to the future financial results and condition of Biota for the fiscal years June 30, 2012 through June 30, 2020 based on certain information regarding the future operations, financial condition and prospects of Biota provided to Nabi by management of Biota, which we refer to as the “Nabi Projections for Biota,” (b) limited financial estimates (and adjustments thereto based on discussions with management of Nabi) provided by management of Nabi relating to the future financial results of certain drugs and other biopharmaceutical products currently under development, testing, or production by Nabi which reflected probability weightings applied by Nabi management based on observed average clinical phase transition probabilities and clinical approval success probabilities as published by the Tufts Center for the Study of Drug Development, as further adjusted by the management of Nabi, which we refer to as the “Nabi Projections” and (c) the estimates of Nabi’s NOLs prepared and provided to Houlihan Lokey by management of Nabi, which we refer to as the “Nabi NOLs” and estimates of the potential tax savings available to Nabi on a standalone basis or to a potential buyer in connection with an acquisition of Nabi on a pro forma basis based on the Nabi NOLs as discussed with the management of Nabi, which we refer to as the “Estimated NOL Tax Savings”;

4.	spoke with certain members of the managements of Biota and Nabi regarding the respective businesses, operations, financial condition and prospects of Biota and Nabi, the Transaction and related matters;

5.	reviewed the current and historical market prices and trading volume for certain of Biota’s and Nabi’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

6.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Nabi advised Houlihan Lokey, and Houlihan Lokey assumed, that the Nabi Projections for Biota were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Nabi as to the future financial results and condition of Biota and were a reasonable basis on which to evaluate Biota and, for purposes of Houlihan Lokey’s analyses and opinion, management of Nabi directed Houlihan Lokey to rely on the Nabi Projections for Biota. Furthermore, management of Nabi advised Houlihan Lokey, and Houlihan Lokey assumed, that (A) the Nabi Projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Nabi as to the future financial results of such drugs and other biopharmaceutical products currently under development, testing or production by Nabi and (B) the Nabi NOLs were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Nabi as to the amount of such NOLs, and the Estimated NOL Tax Savings were a reasonable basis on which to evaluate the Nabi NOLs. Houlihan Lokey expressed no opinion with respect to any of the foregoing projections or estimates or the assumptions on which they were based. For purposes of Houlihan Lokey’s analyses and opinion, Nabi advised Houlihan Lokey, and Houlihan Lokey assumed that: (i) immediately prior to closing of the Transaction, Nabi would not have any material assets other than (a) cash held in a bank account in an amount not in excess of $54 million, (b) certain payment rights arising from the future sale, transfer, license or a similar transaction involving NicVAX®, (c) certain payment rights with respect to Phoslyra® and (d) the Nabi NOLs; (ii) on a standalone basis, Nabi was not expected to be able to utilize the Nabi NOLs to reduce taxes in the foreseeable future and, consequently, the Nabi NOLs had little if any value to Nabi on a standalone basis; and (iii) there was a low probability that the payment rights referred to above with respect to NicVAX® and Phoslyra® would result in significant payments to Nabi. Houlihan Lokey also relied upon, without independent verification, the assessments of the managements of Biota and Nabi as to Biota’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and Houlihan Lokey assumed, at Nabi’s direction, that there would be no developments with respect to any such matters that would adversely affect Houlihan Lokey’s analyses or opinion. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Biota and Nabi since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Transaction Agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Transaction Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, (d) the CVRs would be distributed to Nabi’s stockholders, and the Permissible Nabi Stockholder Cash Transactions (which is defined in the Transaction Agreement as one or more of an issuer tender offer, a dividend or a capital distribution by Nabi to Nabi stockholders, to be launched or declared at Nabi’s sole and absolute discretion, provided that the applicable Nabi closing net cash balance certificate provided by Nabi under the Transaction Agreement show a Nabi closing net cash balance of no less than $54 million) would be effected by means of a pro-rata cash dividend to Nabi’s stockholders prior to the record date for the implementation of the Transaction, (e) any substantial payments with respect the sale, transfer, license or a similar transactions relating to NicVAX® would occur prior to the expiration of the CVRs and (f) the Transaction would be consummated in a timely manner in accordance with the terms described in the Transaction Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Transaction would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Biota or Nabi, or otherwise have an effect on the Transaction, Biota or Nabi or any expected benefits of the Transaction that would be material to Houlihan Lokey’s analyses. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that any adjustment to the exchange ratio pursuant to the Transaction Agreement or otherwise would not be material to its analyses or its opinion and that the final form of the Transaction Agreement would not differ in any respect from the execution copy of the Transaction Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Biota, Nabi or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Biota or Nabi was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Biota or Nabi was or may be a party or was or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Nabi or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise Nabi’s board of directors or any other party with respect to alternatives to the Transaction. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date thereof. Houlihan Lokey did not express any opinion as to what the value of Nabi’s shares of common stock actually would be when issued pursuant to the Transaction or the price or range of prices at which the shares of common stock of Nabi or the ordinary shares of Biota could be purchased or sold at any time.

Houlihan Lokey’s opinion was furnished for the use by Nabi’s board of directors (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion is not intended to be, and does not constitute, a recommendation to Nabi’s board of directors, Nabi, any of Nabi’s stockholders or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

Houlihan Lokey’s opinion only addressed whether, as of the date thereof, the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement was fair to Nabi from a financial point of view, and did not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. Houlihan Lokey’s opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of Nabi’s board of directors, Nabi, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the exchange ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Nabi, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Nabi or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Nabi’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Nabi’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Biota, Nabi, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of Biota, Nabi or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the exchange ratio or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of Nabi’s board of directors, on the assessments by Biota, Nabi and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Biota, Nabi and the Transaction or otherwise.

In preparing its opinion to Nabi’s board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses described below is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such opinions is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. The implied exchange ratio reference ranges and valuation reference ranges indicated by Houlihan Lokey’s financial analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, such analyses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Nabi’s control. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s analyses and opinion were provided to Nabi’s board of directors in connection with its consideration of the proposed Transaction and were among many factors considered by Nabi’s board of directors in evaluating the proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of Nabi’s board of directors or management with respect to the Transaction or exchange ratio. The type and amount of consideration payable in the Transaction were determined through negotiation between Nabi and Biota, and the decision to enter into the Transaction Agreement was solely that of Nabi’s board of directors.

The following is a summary of the material financial analyses performed by Houlihan Lokey in preparing its written opinion, dated April 20, 2012, to Nabi’s board of directors.

Biota Discounted Cash Flow/Nabi Sum of the Parts Analyses

Houlihan Lokey calculated an implied exchange ratio reference range based on:

•	for Biota, the net present value of Biota’s unlevered, after-tax future free cash flows:

•	in performing a discounted cash flow analysis with respect to Biota, Houlihan Lokey applied:

•	discount rates ranging from 14% to 17% to the unlevered, after-tax future free cash flows for Biota through the fiscal year ended June 30, 2020 based on the Nabi Projections for Biota, and

•

terminal value multiples ranging from 2.00x to 2.50x to estimated revenue for Biota for the fiscal year ended June 30, 2020 based on the Nabi Projections for Biota, which range was selected taking into account, among other things, the selected companies’ data described below; and

•	for Nabi, the net present value of Nabi based on a sum-of-the-parts analysis:

•

for purposes of its sum of the parts analysis with respect to Nabi, Houlihan Lokey was advised by Nabi and assumed that immediately prior to closing of the Transaction and after giving effect to the distribution of the CVRs and Permissible Nabi Stockholder Cash Transactions, Nabi would not have any material assets other than:

•	cash held in a bank account in an amount not in excess of $54 million;

•

certain payment rights arising from the future sale, transfer, license or a similar transaction involving NicVAX® and Phoslyra®, with respect to which, in performing a discounted cash flow analysis, Houlihan Lokey applied discount rates ranging from 14% to 17% to the probability weighted cash flows for NicVAX® and Phoslyra® included in the Nabi Projections; and

•	the Nabi NOLs, which management of Nabi had advised Houlihan Lokey and Houlihan Lokey had assumed Nabi was not expected to be able to utilize to reduce taxes in the foreseeable future.

The discounted cash flow analysis with respect to Biota indicated an implied aggregate equity valuation range for Biota of $231 million to $298 million. The sum of the parts analysis with respect to Nabi indicated an implied aggregate equity valuation range of $54 million to $61.3 million consisting of an implied aggregate valuation of the cash in a Nabi bank account at closing of $54 million; an implied aggregate valuation reference range of the payment rights arising from the future sale, transfer, license or a similar transaction involving NicVAX® and Phoslyra® of approximately $0.0 to $6.4 million; and an implied aggregate valuation reference range for the Nabi NOLs of approximately $0.0 to $0.9 million. Based on the discounted cash flow analysis with respect to Biota and the sum of the parts analysis with respect to Nabi, Houlihan Lokey calculated an implied exchange ratio reference range of 0.977 to 1.111 shares of Nabi common stock for each ordinary share of Biota, as compared to the exchange ratio in the proposed Transaction of 0.669212231 of a share of Nabi common stock for each ordinary share of Biota.

Other Analysis

Solely for illustrative purposes, Houlihan Lokey also calculated the implied exchange ratio reference range indicated by historical stock trading prices of Nabi common stock and Biota ordinary shares and the implied exchange ratio reference range indicated by the sum of the parts analysis with respect to Nabi and historical stock trading prices of Biota ordinary shares. The analysis of historical stock trading prices of Nabi common stock and Biota ordinary shares indicated an implied exchange ratio reference range of 0.830 to 0.841 of a share of Nabi common stock for each ordinary share of Biota, as compared to the exchange ratio in the proposed Transaction of 0.669212231 of a share of Nabi common stock for each ordinary share of Biota. The analysis of the sum of the parts analysis with respect to Nabi and historical stock trading prices of Biota ordinary shares indicated an implied exchange ratio reference ranges of 0.754 to 0.781 of a share of Nabi common stock for each ordinary share of Biota, as compared to the exchange ratio in the proposed Transaction of 0.669212231 of a share of Nabi common stock for each ordinary share of Biota.

Selected Companies’ Data

Houlihan Lokey also reviewed certain data for selected biopharmaceutical companies with publicly traded equity securities that Houlihan Lokey deemed relevant, including enterprise values as multiples of 2012E revenue and 2013E revenue. The selected companies were selected because they were deemed similar to Biota in one or more respects, including the nature of their business, size, diversification and financial performance. The selected companies and resulting data were:

AVI Biopharma, Inc.

Bavarian Nordic A/S

BioCryst Pharmaceuticals, Inc.

Dynavax Technologies Corporation

Emergent BioSolutions, Inc.

Eurocine Vaccines AB

Hemispherx Biopharma, Inc.

Human Genome Sciences Inc.

iBio, Inc.

Inovio Pharmaceuticals, Inc.

Medicago Inc.

Novavax, Inc.

PharmAthene, Inc.

SIGA Technologies, Inc.

Enterprise Value/
	2012E Revenue	2013E Revenue
Low	1.21x	0.86x
High	9.53x	6.81x
Median	4.05x	2.52x
Mean	4.35x	3.28x

Other Matters

Houlihan Lokey was engaged by Nabi to provide an opinion to Nabi’s board of directors regarding the fairness to Nabi, from a financial point of view, of the exchange ratio provided for in the Transaction pursuant to the Transaction Agreement. Nabi selected Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Houlihan Lokey will receive a fee of $275,000 for its services, no portion of which is contingent upon the successful completion of the Transaction. Nabi has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain potential liabilities and expenses arising out of Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Biota, Nabi or any other party that may be involved in the Transaction and their respective affiliates, or any currency or commodity that may be involved in the Transaction. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Biota, Nabi, other participants in the Transaction and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Interests of Nabi Executive Officers and Directors in the Transaction

In considering the recommendations of Nabi’s board with respect to the Transaction Agreement, you should be aware that Nabi’s directors and executive officers have interests in the Transaction that may be different from, or in addition to, those of Nabi’s stockholders generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, when it adopted the Transaction Agreement and approved the Transaction and voted to recommend that Nabi’s stockholders vote in favor of approving the Transaction Agreement.

Employment and Change of Control Agreements

We have entered into agreements with each of our executive officers providing for the payment of severance benefits in the event of a qualifying termination of employment following a change of control of Nabi. Nabi’s obligation to provide severance benefits in connection with a change of control is conditioned upon the executive’s execution of a separation agreement containing a release of claims against Nabi.

Change of Control Agreements with Paul Kessler and Matthew Kalnik

Each of Dr. Kessler, Nabi’s Senior Vice President—Clinical, Medical and Regulatory Affairs, and Dr. Kalnik, Nabi’s Senior Vice President—Strategic Planning and Business Operations, has entered into a separate change of control agreement pursuant to which he is entitled to receive change of control benefits if, within twelve months after a change of control, his employment is terminated by Nabi without cause or he terminates his employment with Nabi for good reason. Drs. Kessler and Kalnik’s benefits under the agreements include a payment equal to two times their base salary plus target bonus for the year in which the change of control occurs, payable in equal installments over a 24-month period. They also are entitled to receive the continuation of benefits under Nabi’s employee welfare benefit plans and any other employee benefit program or arrangements (including without limitation, medical and dental insurance plans and disability and life insurance plans) for twelve months following termination if it is possible to do so under the general terms and provisions of such plans and programs and up to $18,000 for executive outplacement services. In addition, all outstanding equity awards vest upon a change of control of Nabi and, in the case of options, remain exercisable for 24 months or, in most circumstances in connection with the Transaction Agreement, for the full remaining option term. See “—Amendment of Outstanding Option Terms” on page 70 of this proxy statement. Any severance benefit paid under these change of control provisions is in lieu of any severance benefits that might otherwise be payable to the executive under any employment agreement with Nabi.

Change of Control Provisions in Employment Agreement with Raafat Fahim

In March 2011, Dr. Fahim, our President and Chief Executive Officer, entered into an amended and restated employment agreement with Nabi. Under this agreement, Dr. Fahim is entitled to receive change of control benefits under his employment agreement if (i) within twelve months after a change of control or during a potential change of control period he terminates his employment with Nabi for good reason or dies or becomes disabled; (ii) during a potential change of control period or within twelve months after a change of control his employment is terminated by Nabi without cause (including Nabi’s failure to renew his employment agreement); or (iii) during the six-month period beginning six months after a change of control he terminates his employment for any reason, unless the change of control arises from the exercise by GSK of the NicVAX option under the Exclusive Option and License Agreement, dated as of November 13, 2009, between Nabi and GSK. In 2012, GSK notified Nabi that GSK did not intend to exercise such NicVAX option. Dr. Fahim also will be entitled to receive change of control benefits in the event that his employment is terminated (i) by Nabi without cause, (ii) by Nabi if it fails to renew his agreement at the expiration of the term or (iii) by Dr. Fahim for good reason, within (a) the twelve-month period ending upon a change of control (other than as a result of a liquidation or dissolution of Nabi approved by Nabi’s stockholders), (b) the twelve-month period ending upon the execution by Nabi of a definitive agreement and providing for and resulting in a change of control or (c) the 18-month period ending upon a change of control constituted solely by a liquidation or dissolution of Nabi approved by Nabi’s stockholders.

Dr. Fahim’s change of control severance benefits include his regular severance benefits that he would receive in any non-change of control situation (which are described below) plus a lump sum amount equal to (A) two and one-half (2.5) times the sum of (a) the higher of (x) Dr. Fahim’s then current annual base salary or

(y) his base salary immediately prior to the date of termination plus (b) the target bonus Dr. Fahim could have earned under Nabi’s VIP Management Incentive Plan or any comparable bonus plan maintained by Nabi for the fiscal year in which the date of termination occurs), reduced by (B) an amount equal to the sum of (x) two times Dr. Fahim’s base salary in effect as of the last day of the employment term, plus (y) the amount of any pro-rated bonus paid or payable pursuant to any such bonus plan (i.e., reduced by the amount of Dr. Fahim’s regular severance benefits). In addition, all outstanding equity awards vest upon a change of control of Nabi and, in the case of options, remain exercisable for 24 months or, in most circumstances in connection with the Transaction Agreement, for the full remaining option term. See “—Amendment of Outstanding Option Terms” on page 70 of this proxy statement. While Dr. Fahim’s regular severance benefits include 24 months of salary continuation, following a change of control or an approval of a bankruptcy court that (A) qualifies as an event described in Treasury Regulation Section 1.409A-3(j)(4)(ix)(A) or (B) permits acceleration of Dr. Fahim’s regular severance pay, all unpaid amounts of the regular severance pay will be paid to him in a lump sum on the date of the change of control or within 10 days of the approval of the bankruptcy court, as the case may be. Nabi has agreed to reimburse Dr. Fahim on a grossed-up basis for any excise tax that is payable by him under Sections 409A or 4999 of the IRC as a result of any payments by Nabi to him under his employment agreement with Nabi.

Dr. Fahim’s regular severance benefits that he would receive in a non-change of control situation consist of (i) severance pay equal to his base salary as in effect at the time of such termination for 24 months, (ii) bonus compensation prorated for the portion of the year worked, (iii) the continuation of certain fringe benefits for 24 months, (iv) immediate vesting of any non-vested stock options or shares of restricted stock held by the executive, which will be exercisable for 12 months after the termination date, but in no event later than the original option expiration date, and (v) up to $20,000 for executive outplacement services.

Other key Nabi employees also have change of control agreements with terms that vary from the terms of the change of control agreements with Drs. Fahim, Kessler and Kalnik.

VIP Management Incentive Plan Special Bonus

In connection with the approval by the compensation committee of Nabi’s board of directors of Nabi’s VIP Management Incentive Plan , the compensation committee approved a special additional bonus available to all 2012 VIP Management Incentive Plan participants in the event that Nabi completes a transaction resulting from the announced strategic alternative process that results in a premium for Nabi’s stockholders to Nabi’s net cash at the time of the execution of the definitive agreement for any such transaction. In the event that Nabi completes a transaction resulting from the strategic alternatives process that results in a premium for Nabi’s stockholders to Nabi’s net cash, each participant in the 2012 VIP Management Incentive Plan will be entitled to receive an additional bonus equal to the to the bonus amount that such participant would have received under the VIP Plan for 2011, but for the fact that the Compensation Committee exercised its discretion to reduce the payments under the VIP Plan for 2011. The maximum potential cash award available under the special additional bonus to Drs. Fahim, Kessler and Kalnik is $59,373, $37,548 and $36,748 respectively.

Indemnification and Insurance

Under the terms of the Transaction Agreement, Biota’s directors and executive officers will be entitled to indemnification by Nabi after consummation of the Transaction in specified circumstances. In addition, for a period of six years after the completion of the Transaction, Nabi will maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by Nabi’s and Biota’s directors’ and officers’ liability insurance policy on terms no less favorable to those applicable to the then current directors and officers of Nabi; provided, that Nabi will not be required to expend in excess of 300% of the annual premium paid by Nabi at the time of the completion of the Transaction for such coverage or such coverage as is available for 300% of the annual premium. See “The Transaction Agreement—Additional Obligations—Indemnification and Insurance” beginning on page 120 of this proxy statement for more information regarding these indemnification and insurance provisions.

Amendment of Outstanding Option Terms

Effective June 8, 2012, Nabi’s board of directors modified the terms of all outstanding Nabi stock options held by all current employees, officers and directors of Nabi to provide that the term of any Nabi stock option held by any person whose employment with or service to Nabi ends while the Transaction Agreement is in effect or after completion of the Transaction, other than as a result of such person’s voluntary termination while the Transaction Agreement is in effect or termination by Nabi for cause, shall be the full original term of such option. Without the modification, the stock options held by Nabi employees who are not officers would terminate 90 days after the termination of their employment, the stock options held by Nabi executive officers would terminate two years after the termination of their employment (in connection with a change of control) and the stock options held by Nabi directors and the corporate secretary would terminate one year after their service to Nabi ends. The majority of Nabi’s outstanding options have terms of seven years. Prior to 2007, most Nabi stock options had a term of 10 years. Nabi’s outstanding stock options had a weighted average exercise price of $6.09 as of December 31, 2011. The lowest currently outstanding stock option exercise price is $1.87.

Executive Compensation Payable in Connection with the Transaction

The following table sets forth the amount of payments and benefits that each of Nabi’s named executive officers would receive in connection with the Transaction, assuming (i) the Transaction was completed on September 30, 2012, (ii) that each of the named executive officers incurred a severance-qualifying termination under the officer’s employment or change of control agreement on such date and (iii) the price per share of Nabi’s common stock is $1.65. These payments and benefits are the subject of an advisory (non-binding) vote of Nabi stockholders, as described below under “Proposal 5: Advisory Vote on Executive Compensation” beginning on page 139 of this proxy statement.

Change in Control Compensation

Name	Cash ($) (1)	Equity (2)	Perquisites/ Benefits (3)	Tax Reimbursement (4)	Other	Total
Raafat E.F. Fahim, Ph.D. (5)	$2,228,498	$200,063	$177,316	$328,033	$127,044	$2,959,797
Paul D. Kessler, M.D. (6)	$1,085,302	$141,075	$59,650	$11,017	$41,850	$1,316,708
Matthew W. Kalnik, Ph.D. (6)	$986,637	$97,020	$61,926	$10,938	$41,750	$1,170,046

(1)	The amounts included in the “Cash” column consist of cash severance and bonus payments. The cash severance amount is a multiple of the named executive officer’s base salary, determined in accordance with each named executive officer’s change of control or employment agreement with Nabi. The cash severance amount for Dr. Fahim is $1,236,944, for Dr. Kessler is $700,195 and for Dr. Kalnik is $636,540. The bonus amount assumes the bonus earned in the year of termination under the VIP Management Incentive Plan was equal to 100% of the target bonus, and that each of the executive officers received the special additional bonus. The bonus amount for Dr. Fahim is $989,555, for Dr. Kessler is $385,107 and for Dr. Kalnik is $350,097.

(2)	Represents the value of awards of shares of restricted common stock held by the named executive officer on the date of termination as to which vesting would accelerate.

(3)	Consists of (i) the value of continued health and dental insurance plans in an amount equal to $50,272, $17,800, and $20,176 with respect to each Drs. Fahim, Kessler and Kalnik, respectively; (ii) reimbursement of $28,800 for automobile allowances payable to Dr. Fahim; (iii) payment of $30,000, $18,000 and $18,000 to Drs. Fahim, Kessler and Kalnik, respectively, for financial planning and outplacement expenses, (iv) reimbursement of $32,910, $14,050 and $13,950 for premiums payable under Nabi’s Supplemental Executive Retirement Plan and supplemental life insurance policy payable to Drs. Fahim, Kessler and Kalnik; (v) matching contributions of $9,800, $9,800 and $9,800 under Nabi’s 401(k) Plan payable to Drs. Fahim, Kessler and Kalnik; and (vi) for Dr. Fahim, the value of a supplemental disability insurance policy ($25,534).

(4)	Reflects reimbursements for Maryland state taxes payable by Dr. Fahim on his taxable income and reimbursements for federal taxes payable by Dr. Fahim on contributions made by Nabi under its Supplemental Executive Retirement Plan. Reflects reimbursements for federal taxes payable by Drs. Kessler and Kalnik on contributions made by Nabi under its Supplemental Executive Retirement Plan and supplemental life insurance policies.

(5)	In certain circumstances, all amounts payable to Dr. Fahim may be payable upon a single trigger (that is, amounts triggered by a change-in-control for which payment is not conditioned upon the executive officer’s termination without cause or resignation for good reason). In other circumstances, all amounts may be payable only following a double trigger (that is, amounts triggered only if there is a change-in-control and the executive officer’s employment is terminated without cause or the executive resigns for good reason).

(6)	All amounts payable to Drs. Kessler and Kalnik are payable only upon a double trigger (that is, a qualified termination of the executive’s employment within twelve months following consummation of the Transaction).

A description of the arrangements pursuant to and circumstances in which the amounts set forth in the table above would be payable to the named executive officers is set forth above under “—Interests of Nabi Executive Officers and Directors in the Transaction—Employment and Change of Control Agreements” beginning on page 68 of this proxy statement. The potential amounts of payments and benefits upon termination of employment in connection with a change of control disclosed above are estimates only and do not necessarily reflect (except as otherwise indicated) the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment and would only be payable if a termination of employment or change of control were to occur.

Accounting Treatment

Under U.S. GAAP, the Transaction will be accounted for as a “reverse acquisition” pursuant to which Biota will be considered the acquiring entity for accounting purposes. As such, Biota will allocate the total purchase consideration to Nabi’s tangible and identifiable intangible assets and liabilities based on their relative fair values at the date of the completion of the Transaction. Biota’s historical results of operations will replace Nabi’s historical results of operations for all periods prior to the Transaction; after completion of the Transaction, the results of operations of both companies will be included in Nabi’s consolidated financial statements.

Nabi will account for the Transaction using the purchase method of accounting under U.S. GAAP. Accounting Standards Codification 805 “Business Combinations,” referred to as “ASC 805,” provides guidance for determining the accounting acquiror in a business combination when equity interests are exchanged between two entities. ASC 805 provides that in a business combination effected through an exchange of equity interests, such as the Transaction, the entity that issues the equity interests is generally the acquiring entity. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. ASC 805 further provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the facts that the board of directors of the combined entity will be composed of six former-Biota board members and two former-Nabi directors and that the chief executive officer and chief financial officer of the combined entity will be the former chief executive officer and former chief financial officer of Biota, as well as the terms of the exchange, pursuant to which the Nabi stockholders will receive a premium of approximately 19.0% over the $54 million cash contribution of Nabi to the combined company at the date of signing the Transaction Agreement, Biota is considered to be the acquiror of Nabi for accounting purposes. This means that the total purchase price will be allocated to Nabi’s tangible and identifiable intangible assets and liabilities based on their estimated relative fair market values at the date of the completion of the Transaction. Final valuations of property, plant and equipment, and intangible and other assets have not yet been completed as management is still reviewing the existence, characteristics and useful lives of Nabi’s intangible assets. The completion of the valuation work could result in significantly different amortization expenses and balance sheet classifications. After completion of the Transaction, the results of operations of both companies will be included in the consolidated financial statements of Nabi. For further discussion of the accounting treatment, see “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 12 of this proxy statement.

Board of Directors and Management of the Combined Company Following the Transaction; Headquarters

Board of Directors.    Following the completion of the Transaction, the board of directors of the combined company will consist of eight directors, six of whom will be former directors of Biota and two of whom will be existing directors of Nabi. Set forth below is biographical information regarding each of the former directors of Biota who will serve as directors of the combined company following the effective time of the Transaction.

Dr. James Fox

Dr. Fox will serve as Chairman of the Board of the combined company.

James Fox, age 60, has served as a director of Biota since February 2009 and has served as Biota’s non-executive Chairman of the Board since such appointment. Dr. Fox has extensive experience in global technology and healthcare businesses. Prior to joining Biota, Dr. Fox founded Invetech, an Australian contract research and development company that specializes in healthcare products and complex instruments for international markets, in 1986. Invetech was merged with ASX listed Vision Systems Limited in 1993, with Dr. Fox taking over as Group Managing Director of the combined entity. In January 2007, Vision Systems Ltd. was acquired by Danaher Corporation. Prior to Invetech, Dr. Fox spent seven years working as a consultant and director with PA Technology. Dr. Fox currently serves on the boards of directors of GenMark Diagnostics, Inc., a molecular diagnostics company listed on the NASDAQ Global Market, Air New Zealand Ltd., a New Zealand-based airline listed on the New Zealand Stock Exchange and ASX, TTP Group plc, a privately held technology and product development company, and MS Research Australia, a not-for-profit organization aimed at financing public multiple sclerosis research. Dr. Fox received his Bachelor’s, Master’s and Ph.D. degrees in engineering from the University of Melbourne. Dr. Fox’s extensive experience in the healthcare industry, including technology and product development, and his business leadership as a director of several companies led to the conclusion that he should serve on the board of directors of the combined company.

Mr. Peter Cook

Peter Cook, age 64, has served as Chief Executive Officer and Managing Director of Biota in December 2005. Prior to joining Biota, Mr. Cook was the Chief Executive Officer and Managing Director of Orbital Corporation Limited, a powertrain engineering company with unique technologies in direct injection of internal combustion engines, from 2002 to 2005. Prior to joining Orbital Corporation Limited, Mr. Cook served as Chief Executive Officer of Faulding Pharmaceuticals, President of Ansell’s Protective Products Division, Deputy Managing Director of Invetech and Director of Research and Development for Nicholas Kiwi. Mr. Cook currently serves as a Non-Executive Director of Quickstep Holdings Limited, a holding company with investments in advanced composite manufacturing facilities in Australia and advanced composite manufacturing technologies for the global market listed on the ASX. Mr. Cook holds a Master’s Degree in Pharmacy from Monash University and post graduate qualifications in Management from RMIT University. Mr. Cook’s extensive experience in restructures, mergers and acquisitions, innovation and innovation commercialization with technology-based companies, strong manufacturing background and extensive business experience in Australia, Europe, the U.S. and Asia led to the conclusion that he should serve on the board of directors of the combined company.

Mr. Paul Bell

Paul Bell, age 66, has served as a director of Biota since September 2006. Mr. Bell has extensive international business experience in the pharmaceutical, biotechnology and medical devices industries. Most of his executive career was with Merck & Co Inc. including approximately 10 years as Managing Director of MSD Australia Pty Ltd from 1988 to 1997 and President of Merck’s Asia Pacific Region from 1997 to 2002. Mr. Bell currently serves as a non-executive director of Cochlear Ltd and of the Westmead Millenium Institute for Medical Research. He is a former director of Gropep Limited and Biolink Partners Ltd, and a former member of the Business Development Advisory Board of the Garvan Institute of Medical Research and of the Australian Federal Governments Pharmaceutical Partnerships Program Committee. Mr. Bell holds an MA (Hons) from University of Canterbury, New Zealand. Mr. Bell’s expertise in medical research and product commercialization, his experience as an executive officer of a global pharmaceutical company and his business leadership as a director of Cochlear Limited led to the conclusion that he should serve on the board of directors of the combined company.

Prof. Jeffery Errington

Jeff Errington, age 56, has served as a director of Biota since February 2010. Prof. Errington has served as the Director of the Institute for Cell and Molecular Biosciences since 2005 and as the Director of the Centre for Bacterial Cell Biology at Newcastle University since 2007. Prof. Errington is a renowned scientist in the field of microbial cell and molecular biology and is a Fellow of the Royal Society of London, a Fellow of the U.K. Academy of Medical Sciences and a Fellow of the American Academy of Microbiology. Prof. Errington is a world authority on the biochemical pathways responsible for bacterial replication, an essential pre-requisite to the successful development of novel antibacterial drugs. Prof. Errington holds a Bachelor of Science (BSc) from Newcastle University, a Doctorate (PhD) from the U.K. Centre for National Academic Awards, and a Masters (MA) from the University of Oxford. Prof. Errington’s long and distinguished career as a microbiologist and his deep knowledge of the molecular cell biology of bacteria, along with his background and perspective as an academic in these fields, led to the conclusion that he should serve on the board of directors of the combined company.

Prof. Ian Gust

Ian Gust, age 71, has served as a director of Biota since July 2001. Prior to joining Biota, Prof. Gust served from 1990 to 2000 as the Director of Research and Development at CSL Limited, an ASX listed global specialty biopharmaceutical company that researches, develops, manufactures and markets products to treat and prevent serious medical conditions. During this period Prof. Gust was closely involved in CSL Limited’s successful domestic and international expansion. Prof. Gust also currently serves as a Professorial Fellow of the Department of Microbiology and Immunology at the University of Melbourne, as a consultant to several organizations funded by the Bill and Melinda Gates Foundation, UNICEF, the World Bank and the World Health Organization. Prof. Gust holds an MD from University of Melbourne, and has post graduate degrees in pathology and microbiology. Prof. Gust’s long and distinguished career in medical research, including his wide international recognition for his contributions to the field of virology, along with his background and perspective as an academic in these fields, led to the conclusion that he should serve on the board of directors of the combined company.

Mr. Richard Hill

Richard Hill, age 65, has served as a director of Biota since November 2008. Mr. Hill currently serves as chairman of the boards of directors of Sirtex Medical Limited, a biotechnology and medical device company listed on the ASX, Calliden Group Limited, an Australia-based company that underwrites general insurance and is listed on the ASX, and is Chairman of Blackwall Property Funds Limited, a vertically integrated property funds manager listed on the ASX. Mr. Hill was a founding partner of Hill Young & Associates a corporate advisory firm and previously held multiple senior executive positions in Hong Kong and New York with Wardley Holdings Limited, a wholly owned subsidiary of Hong Kong & Shanghai Banking Corporation (HSBC). Mr. Hill has been admitted as an attorney in New York, and holds a BA LLB (Sydney), and LLM (London).

Mr. Hill’s business leadership as chairman and director of multiple companies and his extensive experience in finance and investing led to the conclusion that he should serve on the board of directors of the combined company.

Dr. Raafat E. F. Fahim

Dr. Fahim, age 58, has been President, Chief Executive Officer and a director of Nabi since January 2008 and acting Chief Financial Officer of Nabi since May 2008. From July 2007 to January 2008, Dr. Fahim served as Senior Vice President, Research, Technical and Production Operations of Nabi and Chief Operating Officer and General Manager of its Biologics Strategic Business Unit. From March 2003 to July 2007, Dr. Fahim served as Senior Vice President, Research, Technical and Production Operations of Nabi. Dr. Fahim is also non-executive Chairman of the Board of VM Farms, a Toronto, Canada-based private equity web hosting technology company. From 2002 to 2003, Dr. Fahim was an independent consultant, working with Aventis Pasteur, a pharmaceutical company, and other companies worldwide on projects that included manufacturing, process improvement, quality operations and regulatory issues. From 2001 to 2002, he served as President and Chief Operating Officer of Lorus Therapeutics, Inc., a biopharmaceutical company. From 1987 to 2001, Dr. Fahim was employed by Aventis Pasteur where he was instrumental in developing several vaccines from early research to marketed products. During his employment with Aventis Pasteur, Dr. Fahim held the positions of Vice President, Industrial Operations, Vice President, Development, Quality Operations and Manufacturing, Director of Product Development, and head of bacterial vaccines research/research scientist. Dr. Fahim’s background in the biopharmaceutical industry and current position as President and Chief Executive Officer of Nabi led to the conclusion that he should serve on the board of directors of the combined company.

Dr. Geoffrey F. Cox

Dr. Cox, age 68, has been a director of Nabi since 2000 and has served as non-executive Chairman of Nabi’s board of directors since February 2007. Dr. Cox is a partner with Red Sky Partners LLC and a member of the board of directors of QLT Inc. Dr. Cox previously served as Chairman of the Board, President and Chief Executive Officer of GTC Biotherapeutics, Inc., a biopharmaceutical company, from 2001 to 2010. From 1997 to 2001, he was Chairman of the Board and Chief Executive Officer of Aronex Pharmaceuticals, Inc., a biotechnology company. From 1984 to 1997, he was employed by Genzyme Corporation, a biotechnology company, last serving as its Executive Vice President, Operations. Dr. Cox is Immediate Past Chairman of the Massachusetts Biotechnology Council and served for a number of years on the Board of the Biotechnology Industries Association (“BIO”), together with the Health Governing Sections and Emerging Companies Sections of BIO. Dr. Cox received a BS in biochemistry from the University of Birmingham, U.K., and a Ph.D. in biochemistry from the University of East Anglia, U.K. Dr. Cox’s extensive biotechnology industry expertise, including his many years of experience as an executive officer and board member of publicly-traded biotechnology companies led to the conclusion that he should serve on the board of directors of the combined company.

Dr. Fahim and Dr. Cox are the existing directors of Nabi who will serve as directors of the combined company following the completion of the Transaction. If Nabi becomes aware, before the completion of the Transaction, that either Dr. Fahim or Dr. Cox is unable or unwilling to serve as a director of the combined company, then Nabi’s board of directors will have the sole right to replace such individual director with a new director designee, with the prior written consent of Biota, which consent will not to be unreasonably withheld.

The Transaction Agreement provides that the appointment of each of the former Biota directors and Nabi directors listed above to serve as a director of the combined company is subject to satisfaction of the regulatory requirements for directors set out in any applicable laws and the rules of NASDAQ.

Executive Officers.    Following the effective time of the Transaction, Biota’s current chief executive officer, Mr. Peter Cook, and Biota’s current chief financial officer, Mr. Damian Lismore, are expected to serve as the chief executive officer and chief financial officer, respectively, of the combined company. See “—Board of Directors and Management of the Combined Company Following the Transaction; Headquarters—Board of Directors” beginning on page 72 of this proxy statement for biographical information regarding Mr. Peter Cook. Set forth below is biographical information regarding Mr. Damian Lismore.

Mr. Damian Lismore

Damian Lismore, age 53, has served as Chief Financial Officer of Biota since his appointment in August 2005. Mr. Lismore’s experience includes 10 years with Price Waterhouse (now PriceWaterhouseCoopers) in Australia and six years with Deloitte Haskins & Sells in the U.K. Mr. Lismore has held several management roles, including Group Financial Controller and General Manager Buying & Finance, for Sigma, an Australian pharmaceutical company. Mr. Lismore has extensive experience in the healthcare industry, particularly in acquisitions and restructurings, commercialization of new technologies and investor relations. Mr. Lismore holds a Bachelor of Arts (Honours) in Accountancy from the University of Ulster, is a member of the Institute of Chartered Accountants in Australia, a Fellow of the Institute of Chartered Accountants in Ireland and is a member of the Australian Institute of Company Directors.

Following the Transaction, Biota’s current chief executive officer, Peter Cook, and Biota’s current chief financial officer, Damian Lismore, will fill those roles within the combined company for an appropriate transition period until U.S.-based executives are appointed and assume responsibility. It is anticipated that senior management positions in the combined company will be filled principally from current members of the Biota management teams.

Headquarters.    It is currently proposed that following the completion of the Transaction, the corporate offices of the combined company will initially be located in Rockville, Maryland.

Federal Securities Laws Consequences; Stock Transfer Restrictions

The shares of Nabi common stock to be issued in the Transaction have not been, and are not expected to be registered under the Securities Act or the securities laws of any other jurisdiction. The shares of Nabi common stock to be issued in the Transaction will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act based on the approval of the Transaction by the Supreme Court of Victoria, Australia. In the event that the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act is not available for any reason, Nabi has agreed to use its best endeavors (as such term is qualified in the Transaction Agreement) to file a Registration Statement on Form S-4 (or on such other form that may be available to Nabi) in order to register the shares of Nabi common stock to be issued in the Transaction and to use its best endeavors to cause such registration statement to become effective prior to the completion of the Transaction.

Section 3(a)(10) of the Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. If the Supreme Court of Victoria, Australia approves the Transaction, its approval will constitute the basis for the shares of Nabi common stock to be issued without registration under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act.

The shares of Nabi common stock issued in the Transaction to Biota stockholders will be freely transferable under U.S. federal securities laws, except by persons who are deemed to be “affiliates” (as that term is defined under the Securities Act) of Nabi, including persons who are deemed to have been affiliates of Nabi within 90 days before the date of the closing of the Transaction. In the event that the shares issued by Nabi in the Transaction are in fact held by affiliates of Nabi, those holders may resell the shares (1) in accordance with the provisions of Rule 144 promulgated under the Securities Act, or (2) as otherwise permitted under the Securities Act. Rule 144 generally provides that “affiliates” of Nabi may not sell securities of Nabi received in the Transaction unless the sale is effected in compliance with the volume, current public information, manner of sale and timing limitations set forth in such rule. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding shares of Nabi common stock or the average weekly reported trading volume in such securities over the four calendar weeks preceding the placement of the sale order, provided that the sales are made in unsolicited, open market “broker transactions” and that current public information on Nabi is available. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, that issuer and may include officers and directors of the issuer as well as beneficial owners of 10% or more of any class of capital stock of the issuer.

Material U.S. Federal Income Tax Consequences of the Transaction

There are no material U.S. federal income tax consequences to Nabi’s existing stockholders that will result from the issuance of Nabi shares in the Transaction.

Considerations by Nabi’s Board of Directors If the Transaction is Not Completed

In the event that the Transaction is not completed, either because of the failure of either Nabi’s or Biota’s stockholders to approve the Transaction, or the failure of another condition to completion of the Transaction, Nabi’s board of directors will consider whether to distribute its remaining cash through a dividend or other return of capital or by the liquidation and dissolution of Nabi. If Nabi’s board of directors determines that liquidation and dissolution is advisable, it will approve a plan of liquidation and dissolution and submit it to Nabi stockholders for their approval. If Nabi’s board of directors recommends liquidation and dissolution to the stockholders, a meeting of Nabi stockholders to consider any proposed plan of liquidation and dissolution likely would not be held until approximately three or four months after the termination of the Transaction Agreement. Thereafter, if the plan is approved by stockholders, it will take Nabi approximately three years to complete the dissolution process and distribute all remaining assets to Nabi stockholders in accordance with Delaware corporate law. Depending on wind-up costs and anticipated and unanticipated claims, Nabi likely would distribute to its stockholders a majority of its remaining cash assets following stockholder approval of a plan of liquidation and dissolution. Nabi currently estimates that, assuming that Nabi completes the currently contemplated issuer tender offer, it would need to set aside a reserve in the range of approximately $20 million to $25 million in the aggregate to pay, and make provisions for, existing and future contingent and potential claims and liabilities, including severance payments and transaction-related fees and liabilities, expenses related to continuing operations including making required regulatory filings and the establishment of a mechanism for collecting and distributing any future distributions, milestone or royalty payments under existing agreements with respect to NicVAX and Phoslyra (of the foregoing amount, approximately $5 million to $10 million in the aggregate would need to be set aside for future contingent and potential claims and liabilities in accordance with Delaware corporate law). Nabi also expects that it would retain an as yet undetermined significant portion of its assets during at least the first year of the three-year process until it determines the risk and likely amount of unanticipated claims against it. After Nabi has paid or made adequate provision for payment of all of its liabilities and obligations (including future contingent and potential claims and liabilities) in the manner provided under the Delaware corporate law, one or more distributions of the remaining cash, if any, will be made to Nabi stockholders. Nabi currently is unable to predict the precise nature, amount or timing of any such dissolution and liquidating distributions.

NO APPRAISAL RIGHTS

Under Delaware law, holders of shares of Nabi common stock are not entitled to appraisal rights in connection with the Transaction or any of the matters to be acted on at the special meeting.

REPURCHASE OF SHARES OF NABI COMMON STOCK; DIVIDENDS AND DISTRIBUTIONS

Issuer Tender Offer; Dividends and Distributions

Nabi plans to return to its stockholders, before the completion of the Transaction, its remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction after satisfying outstanding liabilities. Such distribution is expected to take the form of a repurchase of certain of the outstanding shares of Nabi common stock through an issuer tender offer or other transaction and, for any remaining amounts, through a dividend or other return of capital, and currently is expected to be in the range of approximately $25 million to $30 million in the aggregate. Nabi plans to evaluate and, if deemed appropriate, to commence an issuer tender offer or other transaction to repurchase certain of the outstanding shares of Nabi common stock after filing a preliminary form of this proxy statement with the SEC and to complete such repurchase before mailing a definitive form of this proxy statement to Nabi stockholders. After the completion of the repurchase but prior to the completion of the Transaction, Nabi plans to declare a dividend or effect return of capital, as applicable, to distribute any remaining cash in excess of the $54 million required to be held by Nabi at the completion of the Transaction that is not required to satisfy any outstanding liabilities.

Contingent Value Rights

Nabi plans to issue CVRs to existing Nabi stockholders before the completion of the Transaction. Nabi expects that one CVR will be issued for each share of Nabi common stock outstanding as of a record date to be set at a date prior to the completion of the Transaction. However, the CVRs will not be attached to the shares of Nabi common stock. Nabi plans to enter into the CVR Agreement with a rights agent for the purpose of establishing the terms and conditions of the CVRs and the procedures by which payments, if any, will be made to the CVR holders. The form of the CVR Agreement is attached to this proxy statement as Annex G and is incorporated by reference herein.

The following is a summary of the material terms of the CVR Agreement. This summary does not purport to describe all of the terms of the CVR Agreement and is qualified by reference to the complete text of the form of the CVR Agreement. Nabi urges you to read the form of the CVR Agreement carefully and in its entirety.

The CVRs will be nontransferable, subject to certain limited exceptions as set forth in the CVR Agreement. The CVRs will not represent an equity or ownership interest, and CVR holders will have no voting or dividend rights. The rights of CVR holders will be limited to those rights expressly set forth in the CVR Agreement.

Pursuant to the CVR Agreement, CVR holders may, under certain circumstances, have rights to receive a portion of the cash proceeds actually received by the combined company in connection with a NicVAX Transaction. A “NicVAX Transaction” means a full or partial sale, license, transfer or any other similar transaction entered into by Nabi or the combined company with respect to the NicVAX Program (which is defined in the CVR Agreement to include those assets of Nabi that currently are or have been used in the research, development and manufacture of Nabi’s products for the prevention or treatment of nicotine addiction or for use as an aid to smoking prevention and/or cessation, including Nabi’s proprietary vaccine known as NicVAX® (Nicotine Conjugate Vaccine). NicVAX Transactions also include those transactions contemplated by the Exclusive Option and License Agreement, dated as of November 13, 2009, between Nabi and GSK, and any transactions involving any Nabi intellectual property not licensed to GSK under such agreement.

Subject to the terms and conditions of the CVR Agreement, if the combined company consummates a NicVAX Transaction within the 18-month period following the completion of the Transaction (the “Initial CVR Term”), CVR holders will be entitled to receive cash payments equal to such holder’s pro rata portion of (1) 75%

of the cash proceeds in excess of $5 million actually received by the combined company in connection with such NicVAX Transaction during the Initial CVR Term (provided that such right is triggered only when the combined company actually receives $5.5 million or more in connection with such NicVAX Transaction) and (2) 75% of the first cash milestone payment actually received by the combined company in connection with such NicVAX Transaction during a five-year tail period following the expiration of the Initial CVR Term (provided that such right is triggered only when the combined company actually receives $0.5 million or more as such milestone payment and certain other thresholds are met). If the combined company does not consummate a NicVAX Transaction during the Initial CVR Term, or if the cash proceeds actually received by the combined company in connection with a NicVAX Transaction do not exceed certain thresholds as set forth in the CVR Agreement, no cash payment will be payable to CVR holders.

Under the CVR Agreement, the combined company will not have any obligation whatsoever to pursue, engage in, negotiate, enter into or consummate an actual or potential NicVAX Transaction or to research, develop or commercialize NicVAX® (Nicotine Conjugate Vaccine) or any other product that would trigger a payment to CVR holders; provided, that if the combined company makes a decision to pursue, engage in, negotiate or enter into a NicVAX Transaction, then it will need to use commercially reasonable efforts to seek to ensure that consideration paid to it in connection with a NicVAX Transaction is paid in cash and prior to the expiration of the Initial CVR Term.

Although Nabi currently plans to enter into the CVR Agreement and issue CVRs to Nabi stockholders, there is no assurance that CVRs will be issued at all or based on the terms currently set forth in the form of the CVR Agreement. Nabi currently has not entered into the CVR Agreement and Nabi’s board of directors may determine in its sole discretion not to issue the CVRs based on, among other things, the progress of the remaining investigator-initiated combination clinical trial in the Netherlands for NicVAX with Pfizer Inc.’s varenicline (Chantix/Champix). Furthermore, if Nabi and Biota agree, the terms of the CVR Agreement as currently contemplated may be changed prior to Nabi entering into the CVR Agreement.

REGULATORY AND OTHER APPROVALS REQUIRED FOR THE TRANSACTION

Australian Regulatory Matters

Under the Corporations Act, the Transaction must be approved by Biota stockholders and a Supreme or Federal Court of Australia (expected to be the Supreme Court of Victoria, Australia) to become effective. The Corporations Act expressly prevents a court from granting approval unless:

•	ASIC provides the court with a statement that it has no objection to the Transaction; or

•

the court is satisfied that the Transaction has not been proposed for the purpose of enabling any person to avoid the operation of any of the provisions of Chapter 6 of the Corporations Act (which relates to takeovers).

Biota intends to apply to the Supreme Court of Victoria, Australia at the first court hearing for (1) an order that meetings for each relevant class of Biota stockholders be convened and (2) an approval of the distribution of the explanatory memorandum about the Transaction to Biota stockholders. Biota must give ASIC at least 14 days’ notice before the first court hearing and must allow ASIC a reasonable opportunity to review the explanatory memorandum and to make submissions to the court with respect to it. Biota also intends to apply to ASIC for ASIC to provide to the court a written statement that it has no objection to the Transaction. Provided that ASIC is satisfied with the terms of the Transaction documents (including the Transaction Agreement) and the explanatory memorandum to be provided to Biota stockholders, Biota expects that ASIC will provide to the court at the first court hearing a letter stating that ASIC intends to issue a no-objection statement at the second court hearing.

Pursuant to the orders made by the court at the first court hearing, Biota will convene a meeting of Biota stockholders to vote on a resolution to approve the Transaction. The Transaction must be approved by a majority in number of Biota stockholders that are present and voting in person or by proxy at the meeting, as well as at least 75% of the votes cast on the resolution in person or by proxy by Biota stockholders at the meeting. The Biota stockholders meeting is expected to occur on or about [****], 2012.

If the Transaction is approved at the Biota stockholders meeting and all other conditions to the Transaction are satisfied, Biota will seek to obtain court approval of the Transaction at the second court hearing. The second court hearing is expected to occur on or about [****], 2012.

If the court approves the Transaction at the second court hearing, a copy of the court order will be filed with ASIC and the Transaction will become binding on all classes of Biota stockholders, including those who voted against the Transaction (referred to herein as the “effective date of the scheme of arrangement”).

Trading in Biota’s ordinary shares on the ASX will be suspended from the close of trading on the effective date of the scheme of arrangement, which is anticipated to be shortly after the court approval of the scheme. A record date (which will be the fifth business day following the effective date of the scheme of arrangement) will be set to determine the Biota stockholders entitled to receive shares of Nabi common stock as consideration for the Transaction. The Transaction consideration will be provided to Biota stockholders three business days after such record date and the Transaction will be deemed to have been completed or implemented on that date (referred to herein as the “implementation date”).

Biota Stockholder Approval

As described above, Biota will hold a special meeting of its stockholders on or about [****], 2012 to consider and vote upon a resolution to approve the Transaction. The Transaction must be approved by the requisite majorities of the Biota stockholders under Section 411(4)(a)(ii) of the Corporations Act (a majority in number of Biota stockholders that are present and voting in person or by proxy at the meeting, as well as at least 75% of the votes cast on the resolution in person or by proxy by Biota stockholders at the meeting).

NASDAQ Initial Listing Application Requirement

Under the NASDAQ Listing Rule 5110(a), a NASDAQ listed corporation must apply for initial listing in connection with a transaction whereby the NASDAQ listed corporation combines with a non- NASDAQ entity, resulting in a change of control of the NASDAQ listed corporation and potentially allowing the non- NASDAQ entity to obtain a NASDAQ listing. On May 14, 2012, Nabi received a letter from The NASDAQ Stock Market notifying the staff’s conclusion that the Transaction would constitute a change of control under NASDAQ Rule 5110(a). Nabi plans to re-apply for initial listing prior to the completion of the Transaction.

HSR Approval

The HSR Act requires the parties to certain acquisitions and other transactions that meet specified minimum size requirements to file notifications with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and observe a waiting period before closing, unless an exemption applies. Nabi and Biota believe that the Transaction is exempt from the notification requirements based on the fair market value of Biota’s non-exempt assets, namely its assets in the U.S. Accordingly, neither Nabi nor Biota is expected to make a notification under the HSR Act with respect to the Transaction. If such exemption does not apply, the Transaction would not be able to be consummated until notification and report forms have been filed with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission by Nabi and Biota, and the applicable waiting period has expired or been terminated.

Other than as described above, neither Nabi nor Biota is aware of any regulatory approvals required to be obtained, or waiting periods required to expire, to complete the Transaction. If Nabi and Biota discover that other approvals or waiting periods are necessary, Nabi and Biota intend to seek to obtain or comply with them in accordance with the Transaction Agreement.

INFORMATION ABOUT THE COMPANIES

Nabi Biopharmaceuticals

Nabi is a biopharmaceutical company that has focused on the development of vaccines addressing unmet medical needs, including nicotine addiction. Nabi has sought to leverage its experience and knowledge in powering the human immune system to target these serious unmet medical needs. Nabi has been incorporated in Delaware since 1969 and its operations are located in Rockville, Maryland.

Nabi’s sole remaining product currently in development is NicVAX® (Nicotine Conjugate Vaccine), an innovative and proprietary investigational vaccine for the treatment of nicotine addiction and prevention of smoking relapse based on patented technology. Nabi suffered a significant setback in 2011 when NicVAX did not achieve the primary endpoint in two Phase III efficacy trials conducted in the U.S. As of March 31, 2012, Nabi’s remaining assets include the following: (1) $94.9 million of cash and cash equivalents, (2) the potential residual value of NicVAX as well as any next-generation nicotine vaccine which was licensed to GSK in 2010, (3) the potential royalty from Phoslyra which was sold to Fresenius USA Manufacturing, Inc. in 2006, and (4) the potential value of our NOLs.

Biota Holdings Limited

Business

Biota is an anti-infective drug development company based in Melbourne, Australia. Since its initial public offering in Australia on the ASX in 1985, Biota has evolved from a one-program research company to a diversified drug discovery and development company. Biota currently receives royalties from sales of two influenza antiviral drugs by its licensees and has a pipeline of candidate drugs aimed at treating HRV, RSV, HCV and bacterial infections. Biota also has recently completed a Phase IIb study in asthmatics of its lead compound, vapendavir, for HRV infections.

Biota’s first revenue-producing product, zanamivir, was developed and commercialized as the first-in-class NI to treat influenza pursuant to a research and license agreement entered into with GSK in 1990. Under the terms of the agreement, Biota licensed zanamivir on an exclusive, worldwide basis to GSK, which markets the product as Relenza™. Under the agreement, Biota receives royalty payments of 7% of GSK’s annual net sales of Relenza™ in major countries and 10% of GSK’s annual net sales of Relenza™ in Australia, New Zealand, South Africa and Indonesia. Biota’s relationship and agreements with GSK are described in more detail below under “—Biota’s Products and Product Candidates—Zanamivir: marketed globally by GSK as Relenza™” beginning on page 85 of this proxy statement.

Biota’s second revenue-producing product is laninamivir, a second-generation NI, which was developed in collaboration with Daiichi Sankyo, pursuant to a collaboration and license agreement which provides for the cross-licensing of NI patents and other information relating to long acting NI (“LANI”) drugs, including laninamivir. Under the collaboration and license agreement, Biota and Daiichi Sankyo agreed to share equally any royalties, license fees, or milestone or other payments received from any third party licensee of laninamivir outside of Japan.

In September 2010, Inavir® was approved by the Japanese Ministry of Health and Welfare for the treatment of influenza in adults and children, which enabled Daiichi Sankyo to market the product in time for the 2010/2011 influenza season. Daiichi Sankyo is currently conducting a Phase III trial in Japan to investigate the effectiveness of laninamivir to prevent influenza. A successful outcome in this study would increase Biota’s revenue potential by allowing Daiichi Sankyo to market Inavir® in Japan for the prevention of influenza.

Laninamivir is marketed in Japan by Daiichi Sankyo as Inavir® pursuant to a commercialization agreement. Under the commercialization agreement, Biota receives a 4% royalty on Daiichi Sankyo’s net sales of Inavir®

and has the right to earn up to an additional $18 million upon the achievement of sales milestones by Daiichi Sankyo in Japan. The royalty rate can increase to up to 6% of Daiichi Sankyo’s net sales of Inavir® in Japan if laninamivir is licensed under suitable terms to a third party outside of Japan.

Biota’s relationship and agreements with Daiichi Sankyo are described in more detail below under “—Biota’s Products and Product Candidates—Laninamivir: marketed in Japan by Daiichi Sankyo as Inavir®” beginning on page 85 of this proxy statement and “—Collaborative Relationships—Collaboration and License Agreement between Biota and Daiichi Sankyo” beginning on page 90 of this proxy statement.

On March 31, 2011, Biota’s wholly owned subsidiary, Biota Scientific Management Pty Ltd. (“BSM”), was awarded a contract by BARDA. BARDA is part of the U.S. Office of the Assistant Secretary for Preparedness and Response (“ASPR”) within the U.S. Department of Health and Human Services (“HHS”). The BARDA contract is for the late stage development of laninamivir on a cost-plus-fixed-fee basis, not to exceed $231,252,675 (of which $15,128,679 represents BSM’s fixed-fee and $216,123,996 represents the estimated costs reimbursable by BARDA). Pursuant to the BARDA contract, reimbursable costs include those costs incurred by BSM for manufacturing, a pilot clinical evaluation, scale-up development, and manufacturing facility design (but not facility construction) leading towards licensure of laninamivir by the FDA. The BARDA contract is designed to fund and provide BSM with technical and clinical data and U.S. based manufacturing to support a U.S. new drug application (“NDA”) to the FDA for laninamivir. The performance period of the BARDA contract commenced on March 31, 2011, and continues for 60 months. Biota’s agreement with BARDA is described in more detail below under “—BARDA Contract” beginning on page 86 of this proxy statement.

Market Opportunity

What is Influenza?

Influenza is a respiratory infection caused by a member of the influenza virus family. Influenza virus infections are usually more severe than other respiratory virus infections and typically involve a combination of respiratory (cough, sore throat) and constitutional (fever, headache, muscle aches) symptoms. In older adults and people with certain pre-existing medical conditions, influenza infections can lead to serious and even life-threatening complications. A notable feature of influenza is that repeated infections can occur throughout life.

Influenza viruses circulate in every part of the world. Seasonal influenza is an acute viral infection caused by an influenza virus. There are three types of seasonal influenza—A, B and C. Type A and type B viruses are of particular public health concern. They can be readily distinguished from each other by laboratory tests but not by clinical symptoms. Type C influenza viruses occur much less frequently than A and B and are of limited public health significance. Only influenza A and B viruses are included in seasonal influenza vaccines.

Type A influenza viruses are further classified into subtypes according to different kinds and combinations of virus surface proteins. Influenza viruses are coated with two proteins, called haemagglutinin (“HA”) and neuraminidase (“NA”). There are many subtypes of influenza A with different variants of HA and NA, although most of these subtypes only circulate in birds.

Influenza B viruses only infect humans and are not classified into subtypes. Two-closely related lineages of type B viruses are currently circulating in humans.

Occasionally a new subtype of influenza A virus emerges that has an HA to which most humans have not previously been exposed—this is known as “antigenic shift.” In addition to “antigenic shift,” the HA and NA of type A and B viruses continually change by mutation to produce new strains of the virus, a process referred to as “antigenic drift.”

The highest risk of complications arising from yearly influenza outbreaks occurs among children younger than age two, adults age 65 or older, and people of any age with certain medical conditions, such as chronic heart, lung, kidney, liver, blood or metabolic diseases (such as diabetes), or weakened immune systems.

Seasonal influenza occurs yearly during autumn and winter in temperate regions. Illnesses result in hospitalizations and deaths mainly among high-risk groups (the very young, elderly or chronically ill). Worldwide, these annual outbreaks result in about three to five million cases of severe illness, and about 250,000 to 500,000 deaths. Most deaths associated with influenza in industrialized countries occur among people age 65 or older. In some tropical countries, influenza viruses circulate throughout the year with two peaks during wet seasons.

Pandemic Influenza

In addition to seasonal influenza, from time to time there are influenza pandemics that spread worldwide and infect a large proportion of the population. These pandemics occur irregularly, typically when a new strain of influenza emerges to which most of the human population has not been exposed or which is transmitted to humans from another species. The lack of previous exposure means that immunity within the community is low, allowing rapid infection and transmission of the new strain amongst people on a global scale. Over the course of the last 100 years, there have been four influenza pandemics.

In 2009, the world experienced its first pandemic in 41 years with the emergence of the Pandemic A(H1N1) 2009 virus. This virus had many characteristics of viruses circulating in swine and also is related to the 1918 pandemic virus (known as the Spanish flu). Other major influenza outbreaks during the last century include the 1957 Asian flu and the 1968 Hong Kong flu. Pandemics can cause high mortality and it has been estimated that the Spanish flu killed over 50 million people.

For most people infected by the H1N1 2009 pandemic virus, symptoms were relatively mild. However, certain population groups were at higher risk for severe illness or complications.

The timing and severity of pandemics are unpredictable. The key event that leads to a pandemic is a random genetic shuffling which generates a new influenza virus able to spread easily among humans.

Avian H5N1 and other influenza viruses

While only two influenza A subtypes currently circulate broadly in humans, influenza A viruses of all subtypes can infect birds. Of particular concern to public health authorities is the highly pathogenic avian influenza A(H5N1) virus (“bird flu”) which causes devastating disease in domestic poultry flocks. H5N1 viruses spread rapidly at a local level amongst poultry and their global transmission has been facilitated by international trade in poultry and poultry products and, to some extent, by migratory birds. Most known cases of human infection with these viruses have occurred in people who have had close contact with infected birds. To date cases of human-to-human transmission of A(H5N1) viruses have been extremely rare. H7 and H9 avian influenza subtypes are also known to infect humans occasionally but such cases are also relatively rare.

Public health authorities are concerned that an H5N1 virus may undergo changes that allow it to spread easily between humans, causing a pandemic. Furthermore, in cases where people have been infected by the H5N1 virus, the disease has been particularly severe and aggressive. If the new virus retained the properties of current H5N1 viruses that cause severe disease in humans, the mortality rate would be expected to be high.

While birds can be infected by all known influenza A subtypes, a smaller number of subtypes are also known to infect pigs, horses, dogs and other species. Historically there have been no recorded instances of natural transmission from horses or dogs to humans, but transmission from pigs to humans does occur from time to time. The Pandemic H1N1 influenza strain that emerged in 2009, commonly referred to as the “swine flu,”

was the result of a series of genetic shuffling events between swine, avian and human influenza viruses that had occurred over many years, ultimately producing a virus that is now transmitted readily between people.

Current Approaches to Management and Treatment of Influenza

There are two different approaches to managing influenza outbreaks: prevention-only versus treatment and prevention.

The prevention-only approach involves administration of a vaccine to a wide population of people who may be vulnerable to influenza. The goal of the vaccine is to stimulate the production of the body’s own antibodies to combat future exposure to the influenza virus. While the prevention-only approach to managing influenza outbreaks is not as expensive as the treatment and prevention approach, it has limitations. First, influenza vaccinations are most effective when circulating viruses are well-matched with vaccine viruses. Influenza viruses are constantly changing. Second, the efficacy of the prevention-only approach depends on vaccinating a sufficient percentage of the potential patient population to contain the spread of the disease. Third, the effectiveness of influenza vaccine varies according to the age and immunocompetence of the vaccine recipient.

Unlike the prevention-only approach to managing influenza, the treatment and prevention approach involves using drugs known as neuraminidase inhibitors or NIs to both treat and prevent the disease. NIs are drugs that block the enzyme that releases virons from the host lung cell, following replication. The neuraminidase enzyme is common to all strains of influenza and therefore NIs are the only option to treat all strains. In addition, NIs can be used for prevention of influenza.

There are two forms of treatment for influenza: symptomatic and antiviral. Drugs that lessen the symptoms of the disease, such as a runny nose, high temperature, coughs and headache, are available over the counter in pharmacies and sometimes supermarkets but these treatments have no effect on the course of the infection. Other drugs that limit the multiplication of the virus are generally only available by prescription from a doctor. This second group comprises the drugs known as NIs, zanamivir (Relenza™), laninamivir (Inavir®) and oseltamivir (Tamiflu®) which act on both influenza A and B, and the older drugs amantadine and rimantadine. Amantadine and rimantadine are no longer recommended for treatment of influenza as currently circulating strains have developed resistance to this class of drugs. Not all antiviral drugs are available in all countries.

Biota holds a significant portion of the current treatment options and development pipeline of NIs.

The Global Market for NIs

NIs are sold in two ways—through prescriptions to treat patients who have contracted influenza and to governments, which seek to build stockpiles to ensure adequate supplies in the case of an epidemic or pandemic.

According to IMS Health, during the 2009/2010 influenza season worldwide prescription sales of NIs from July 2009 through June 2010 were approximately $1.4 billion, distributed through pharmacies. Of this total, approximately $800 million of sales were in the U.S. and approximately $400 million were in Japan. Biota believes that Relenza™ accounted for approximately 17% of worldwide NI sales in this period, while Tamiflu® accounted for the remainder.

Unlike the prescription market, the stockpile market is focused on sales to U.S. and foreign governments. Stockpiling is desirable because the shelf life for NIs is relatively long—up to seven years. The World Health Organization (“WHO”) recommends that NIs be stockpiled to cover 25% of the global population. The U.S. government has a policy to keep a stockpile that would cover 35% of its population, while some other developed countries are aiming for over 50% coverage.

A report published in 2011 by Market Research Media Ltd indicates that over the past five years, government spending worldwide on pandemic influenza preparedness (including vaccines, antivirals and medical supplies) has more than tripled from $2.2 billion in 2004 to $7 billion in 2009.

Biota believes that prior to reports of emerging resistance to Tamiflu® in 2009, the relative percentages of Tamiflu® and Relenza™ in government stockpiles were approximately 85% and 15%, respectively. However, Biota believes that the market share of Relenza™ in new stockpile purchases should increase due to concerns about viral resistance and side effects associated with Tamiflu® and statements by relevant government authorities that they intend to rebalance stockpiles of NIs. A significant portion of the U.S. stockpile of Tamiflu® expires in 2012. Biota believes that there is significant opportunity for sales to the U.S. government as the current stockpile expires and is replenished.

Biota’s Products and Product Candidates

Zanamivir: marketed globally by GSK as Relenza™

In 1990, Biota and GSK entered into a research and license agreement, as amended on March 30, 1998 and November 28, 2001, pursuant to which GSK developed and commercialized zanamivir, the world’s first-in-class neuraminidase inhibitor antiviral drug for influenza. Zanamivir has been marketed by GSK as Relenza™ since 1999. GSK holds exclusive rights to manufacture, market and sell zanamivir globally for which Biota receives royalties at 7% of net sales in major countries and royalties of 10% of net sales in Australia, New Zealand, South Africa and Indonesia.

Influenza outbreaks are highly variable in terms of severity, frequency and morbidity and the market for Relenza™ is likely to continue to be volatile, unpredictable and difficult to forecast. Government purchases of Relenza™ for influenza pandemic stockpiles resulted in increased royalties to Biota in 2009 and 2010, particularly in the lead up to, and during, the H1N1 2009 pandemic. The threat of another influenza outbreak remains, and Biota believes that there are a number of countries that have aging stockpiles with inventory expiring from 2012.

GSK’s obligation to pay royalties to Biota on sales of Relenza™ ceases upon expiry of the patents covering zanamivir on a country-by-country basis. Accordingly, Biota believes that royalties on sales of Relenza™ could continue to provide an important revenue stream until key patents expire from December 2014 in the U.S., May 2015 in major countries of the European Union, and July 2019 in Japan. See “—Patents and Proprietary Rights—Projected Patent Estate Expiration in the U.S., European, Japanese and Australian Pharmaceutical Markets” beginning on page 92 of this proxy statement.

Laninamivir: marketed in Japan by Daiichi Sankyo as Inavir®

Biota’s LANI program seeks to address the limitations of the first generation neuraminidase inhibitors, which require twice daily dosing. The ability to dose patients with laninamivir on a “one and done” basis for treatment and the potential for once weekly dosing for prevention offers a number of potential benefits. Less frequent dosing may result in the patient being more likely to use the product as and when intended, as well as a reduced cost of storage and deployment in instances where the product is intended to be stockpiled.

On September 29, 2003, Biota and Sankyo Co., Ltd (now Daiichi Sankyo Company Limited) agreed to merge their respective LANI programs (laninamivir and FLUNET) pursuant to a collaboration and license agreement. On March 27, 2009, Daiichi Sankyo exercised its option under the agreement to develop and commercialize the LANI compound laninamivir in Japan. BSM, Biota and Daiichi Sankyo entered into a commercialization agreement, pursuant to which Daiichi Sankyo obtained the exclusive right to market laninamivir in Japan as Inavir®, in return for funding an extensive range of Japanese clinical trials. Daiichi Sankyo is also required to market and sell Inavir® in Japan with a view to maximizing net sales in accordance with a marketing plan. The collaboration and license agreement, as amended, is described in more detail below under “—Collaborative Relationships—Collaboration and License Agreement between Biota and Daiichi Sankyo” beginning on page 90 of this proxy statement.

Under the commercialization agreement, Daiichi Sankyo is required to pay Biota a royalty of 4% of net sales of Inavir® in Japan. In certain circumstances, this royalty rate can increase up to 6% of net sales if laninamivir is licensed to a third party outside of Japan. The royalty rate may be reduced in the event a generic equivalent is successfully launched in Japan. Daiichi Sankyo is also required to pay Biota fixed sum payments up to $18 million on the achievement of specified sales milestones.

The commercialization agreement with Daiichi Sankyo terminates upon the later of the expiration of all patents covering the product and 12 years from the launch of the product in Japan, subject to its earlier termination for material breach.

In September 2010, the Japanese Ministry of Health and Welfare approved a new drug application for laninamivir, which permitted the product to be marketed in Japan for treatment of influenza in time for the 2010/2011 influenza season. Currently, Inavir® is approved in Japan for the treatment of influenza in adults and children. Depending on the results of a Phase III prophylaxis study that is currently underway, Biota expects that Daiichi Sankyo will apply for the approval from the Japanese Ministry of Health and Welfare to be able to market Inavir® in Japan for prevention of influenza which should facilitate the inclusion of Inavir® in Japanese stockpiles. The introduction of Inavir® to the Japanese market generated royalties for Biota of A$2.9 million in the 2010/2011 influenza season. Royalties to Biota for the nine month period ended March 31, 2012 were A$4.1 million.

BARDA Contract

On March 31, 2011, Biota’s wholly owned subsidiary, BSM, was awarded a contract from BARDA. As noted above, BARDA is part of the ASPR, within HHS. The BARDA contract is fully funded over an estimated five year period; however, it is contingent upon the delivery of key milestones throughout the period. The BARDA contract was awarded on a cost-plus-fixed-fee basis, not to exceed $231,252,675. Of the “not to exceed” contract value, $15,128,679 represents BSM’s fixed-fee and $216,123,996 represents the estimated costs reimbursable by BARDA.

The BARDA contract is designed to provide U.S. based manufacturing, technical and clinical data to support an NDA for laninamivir to the FDA. Subject to obtaining satisfactory clinical and other technical results, BSM expects to file an NDA for laninamivir in 2016.

BARDA’s Charter includes but is not limited to U.S. based “manufacturing, clinical evaluation of pilot and commercial scale lots of drugs or biologicals, including but not limited to small molecules, enzymes, polypeptides, proteins and natural or synthetic antibodies and nucleic acids or derivatives thereof.” Under the contract, BSM will establish U.S. manufacturing of laninamivir, optimize its manufacturing processes, and conduct clinical trials for safety and efficacy in adult and pediatric populations.

The BARDA contract is for 60 months, commencing on March 31, 2011. BSM’s entitlement to the $15,128,679 fixed-fee is contingent of BSM’s satisfaction of various “milestones” identified in the contract. Details regarding the contract milestones are provided in the BARDA contract’s Statement of Work. In brief, BSM is required to achieve the following milestones:

•

Milestone 1: Within three months of contract award, BSM shall provide to HHS for review and acceptance a comprehensive milestone-driven Product Development Plan, inclusive of preclinical and clinical activities performed and completed prior to the contract award, and those clinical and manufacturing activities to be performed after the contract award. The Product Development Plan has been submitted to HHS.

•

Milestone 2: Within 6 months of contract award, BSM shall provide to HHS for review and acceptance a comprehensive Clinical Development and Regulatory Plan, inclusive of a summary of preclinical studies, and detailed descriptions of clinical evaluation and regulatory activities. The Clinical Development and Regulatory Plan has been submitted to HHS.

•

Milestone 3: Within nine months of contract award, BSM shall provide to HHS for review and acceptance a Manufacturing Facility Plan relating to a facility to producing laninamivir, including pre-pandemic and pandemic facility management plans. The Manufacturing Facility Plan has been submitted to HHS.

•

Milestone 4: Within 12 months of contract award, BSM shall provide to HHS for review and acceptance a Feasibility Plan to manufacture, test and release product containing laninamivir. The Feasibility Plan has been submitted to HHS.

•	Milestone 5: BSM will provide a work breakdown structure including comprehensive and integrated timelines (Gantt chart) and key objectives and its execution. This milestone is ongoing.

Like most contracts awarded by the U.S. Federal Government, the BARDA contract incorporates by reference many U.S. Federal Acquisition Regulation (“FAR”) and agency-supplement FAR clauses. Each of these clauses carries specific rights and obligations, many of which are unique to government contracting, including various procurement, socio-economic, ethics, import and export, security, pricing and cost accounting, contract termination, reporting, and audit requirements. BSM’s failure to comply with these regulations and requirements could result in reductions of the contract value, contract termination, the assessment of penalties and fines, and/or suspension or debarment from government contracting or subcontracting for a period of time. Additionally, these clauses subject BSM to routine audits and investigations by U.S. Federal Government agencies. These agencies are tasked with reviewing BSM’s performance, cost structure, and compliance with applicable laws, regulations, and standards. The HHS also has the right to conduct site visits/audits and collect samples of product held by BSM and its subcontractors.

Because BSM will continue as the contractor following the completion of the Transaction and the Transaction will not alter the assets used to perform the contract, no novation or name-change agreement should be required.

HRV Program

HRV infections are frequently associated with the common cold, which presents as a minor and mild disease in otherwise healthy individuals. However, there is a mounting body of medical evidence that links HRV infection to exacerbations in patients with concurrent, underlying lung disease such as asthma or chronic obstructive pulmonary disease and which may require significant medical intervention to reinstate control of the underlying disease.

In June 2009 the lead candidate vapendavir (BTA798) was demonstrated to reduce the incidence and severity of an induced HRV infection in healthy subjects. In July 2010 Biota commenced a U.S. based Phase IIb study in subjects with chronic asthma, designed to establish the effect of vapendavir on cold symptoms in asthmatics when given shortly after the onset of an infection. On March 28, 2012, Biota announced that the primary end point of the Phase IIb study was successfully achieved.

RSV Program

RSV infection affects most children by the age of two years and is the predominant cause of acute lower respiratory tract infections in children. Symptoms of RSV infection include cough, wheezing, fever and bronchiolitis, with 25-40% of affected children showing signs of pneumonia and bronchiolitis. Premature infants are particularly at risk of severe complications and few therapeutic options are available.

Biota has been active with its RSV program for a number of years and licensed an earlier lead compound to MedImmune/AstraZeneca. Development of that compound has ceased and all rights reverted to Biota.

Since then, Biota has identified a new lead candidate which has an excellent pharmacokinetic profile. The new lead candidate is one of the few prospective antiviral drugs suitable for oral administration and that has demonstrated potent inhibition of RSV in both culture and animal models.

The RSV product candidate is at the preclinical stage of development.

Other early programs

Hepatitis C virus

After infection with HCV, approximately 75-85% of people develop chronic infection. The majority of these people are asymptomatic and unaware that they are infected. These carriers serve as a source of HCV transmission and are at risk of chronic liver disease or other HCV-related chronic diseases decades after infection. Somewhere between one and five percent of people with chronic HCV infection will die of cirrhosis or liver cancer.

The WHO estimates that about 3% of the world’s population has been infected with HCV, equating to more than 170 million chronic carriers who are at risk of developing the serious life threatening disease. The Centers for Disease Control (“CDC”) estimates that in the U.S. alone 4.1 million people (approximately 1.6% of the population) are infected with HCV. Of these people, 3.2 million are chronically infected.

Biota anticipates that the treatment of HCV will evolve towards oral multidrug therapy, in which combinations of different direct acting antiviral (“DAA”) drugs with complementary mechanisms of action serve to increase viral suppression and delay or prevent the emergence of resistance. This type of drug regimen could avert the need for the use of interferon and ribavirin, which have low response rates and are poorly tolerated by patients. Biota believes that there is a need for an effective direct acting antiviral (“DAA”) treatment that is active against a range of HCV genotypes without the side effect profile and inconvenience associated with current drugs.

Biota has two HCV antiviral approaches:

Non-nucleosides

Biota has discovered a new class of potent and selective pan-genotypic non-nucleoside (“NN”) polymerase inhibitors. Unlike the majority of non-nucleoside compounds in clinical development which generally only inhibit genotype 1, the Biota compounds target a site on the NS5b polymerase which confers HCV activity across the major genotypes (1 through 4). Biota’s antiviral compounds have a suitable pharmacokinetic profile with the potential for once-daily dosing in a combination therapy, demonstrate activity against clinically relevant resistant mutants and possess strong synergistic effects when tested in conjunction with other DAAs used to treat HCV. Biota’s HCV-NN inhibitor program is on track to nominate a preclinical candidate in 2012.

Nucleoside/tides

Biota has developed extensive “know how” and expertise in the chemistry and biology of antiviral nucleoside/tides. Biota’s research program has led to the discovery of several novel classes of such compounds which inhibit HCV replication. Selected HCV nucleosides and nucleotides from the Biota series have demonstrated potent pan-genotype HCV inhibition in enzyme and cellular assays and excellent pharmacokinetic profiles in multiple species including high concentrations and long half-lives in liver cells.

Multidrug resistant bacteria

Gram-positive and Gram-negative bacteria are common causes of serious diseases such as pneumonia and complicated skin infections. Resistance to currently available antibacterial drugs is increasing and presents an important medical need. For example, more than 70% of cases of bacterial disease in hospitals are now believed to be caused by pathogens resistant to at least one antibiotic commonly used in their treatment. Disturbingly, diseases caused by multidrug-resistant (“MDR”) Gram-positive pathogens such as methicillin-resistant Staphylococcus aureus (“MRSA”) are becoming more commonplace, turning what were previously manageable infections into urgent, potentially life-threatening clinical problems.

Biota is actively addressing this unmet need through the discovery of new classes of antibacterials targeting processes that are essential for bacterial growth. The key to Biota’s approach is to focus its proprietary technology on novel targets with potential to yield entirely new classes of antibacterials with activity against emerging drug resistant bacteria. Biota’s portfolio addresses Gram-positive and Gram-negative bacterial infections.

Gyrase

Biota’s program focuses on DNA supercoiling inhibitors, which target the ATPase of the enzymes DNA gyrase and DNA topoisomerase IV. Both enzymes are essential for bacterial survival and are simultaneously inhibited by compounds from this series. Dual-targeting inhibitors are attractive because they reduce the development of target-based resistance. The program is aimed at treating serious skin infections, bacterial pneumonia and sexually-transmitted infections in the first instance. The market for these types of therapies is valued in billions of dollars and existing therapies are increasingly compromised by resistance. Biota’s inhibitors have demonstrated class-leading efficacy through oral and intravenous administration in multiple animal models of infection.

Clostridium difficile

Another program, funded by a grant of $2.9 million from the U.S. National Institute of Health, targets a potentially serious infection of the gastrointestinal tract caused by Clostridium difficile. Clostridium difficile can infect and flourish in the colon of patients following eradication of the normal gut bacteria by a course of broad spectrum antibiotics. This infection can lead to severe inflammation of the colon and can prove life threatening, particularly in the elderly. Authorities are also increasingly concerned about the potential emergence of an epidemic strain with increased virulence and/or antibiotic resistance.

Biota is developing a class of inhibitors which are targeted to the gut and are not absorbed into the bloodstream. This approach circumvents several obstacles normally associated with drug discovery and development, such as oral absorption, and provides a localized delivery to the site of the infection. Biota’s antibacterials are potent and highly selective for Clostridium difficile, including drug resistant strains. They spare beneficial gut flora that are required for the normal functioning of the digestive system.

FLUNET

Biota’s FLUNET compounds are in the preclinical stage of development and are intended as follow-on compounds to laninamivir. These dimeric compounds act via the same neuraminidase site as zanamivir and laninamivir, but are substantially more potent and have demonstrated effectiveness via once weekly dosing in animal models.

Biota’s Strategy

Biota has traditionally licensed its programs to pharmaceutical companies relatively early in the development process. Licenses have earned Biota important income in the form of up-front payments on signing the license; research and development fees in respect of ongoing work on the relevant licensed programs; payments on key clinical and other milestones; and royalties and milestone payments on sales. With the award of the BARDA contract for the late stage development of laninamivir, the opportunity may arise to vary this traditional approach by means of direct sales to those countries that maintain stockpiles of influenza antivirals.

Biota currently intends to seek to identify suitable partners capable of selling laninamivir in the seasonal influenza market. Biota expects these partners to be existing pharmaceutical companies that market other products and can leverage their existing sales forces.

In respect of clinical trials, Biota maintains a core expertise and uses contractors and clinical research organizations to conduct trials on an “as needs” basis.

Competition

NI antiviral drugs that compete with zanamivir and laninamivir are oseltamivir (Tamiflu®) and peramivir (Rapiacta and PeramiFlu). Tamiflu® is sold worldwide by F. Hoffmann-La Roche Ltd and is delivered orally in a capsule or suspension form. Peramivir is currently marketed in Japan (as Rapiacta) and in South Korea (as PeramiFlu) for the intravenous treatment of influenza. BioCryst Pharmaceuticals, Inc. is currently conducting Phase 3 clinical trials of peramivir in the U.S.

Other antiviral drugs approved but not recommended, for the treatment of influenza, include amantadine and rimantadine. These are both oral drugs that work via a different mechanism to NIs and only inhibit the replication of the influenza A virus. However, due to high levels of resistance to amantadine and rimantadine, the U.S. Centers for Disease Control and Prevention Advisory Committee on Immunization Practices does not currently recommend the use of these drugs for treatment or prophylaxis of currently circulating influenza A virus strains.

A number of other drugs are in clinical development for the treatment of influenza. Toyama Chemical Co., Ltd. is developing an oral formulation of favipiravir (T-706), a nucleoside RNA polymerase inhibitor, for the treatment of influenza. A marketing application for favipiravir has been submitted in Japan and a Phase II dose-finding trial has been completed in the U.S. NexBio, Inc. is currently conducting Phase II clinical trials of DAS-181 (Fludase®) for treatment of influenza. Targeting host cell sialic acid receptors, the drug is delivered to the lungs via inhalation. Vertex Pharmaceuticals Inc. is developing its influenza virus inhibitor VX-787 for the treatment of influenza A. A Phase II challenge study of VX-787 is currently underway.

Collaborative Relationships

As part of Biota’s business strategy, it establishes collaborations with other companies, universities and medical research institutions to assist in the clinical development and/or commercialization of certain of its products and product candidates and to provide support for its research programs. Biota also evaluates opportunities for acquiring products or rights to products and technologies that are complementary to its business from other companies, universities and medical research institutions.

Collaboration and License Agreement between Biota and Daiichi Sankyo

On September 29, 2003, Biota and Sankyo Co., Ltd agreed, pursuant to a collaboration and license agreement, to merge their respective LANI programs, including pooling their respective LANI compound patents and technology, and collaborating and working together to license the LANI compounds to one or more third parties for development and marketing. Daiichi Sankyo subsequently acquired Sankyo Co., Ltd’s rights and obligations under the agreement, as amended, as a result of a merger in 2007. This agreement was subsequently amended on June 30, 2005, March 27, 2009 and March 18, 2011 by BSM, Biota and Daiichi Sankyo.

Each of Biota and Daiichi Sankyo has cross-licensed to each other all patents and other information, including know-how, trade secrets, data and results relating to the LANI compounds.

Biota and Daiichi Sankyo are required to use their best efforts and work together to seek third party licensees to develop a finished product that contains a LANI compound on a worldwide basis in order to maximize the commercial return to the parties. Pursuant to the terms of the collaboration and license agreement,

Biota and Daiichi Sankyo have formed a licensing committee to oversee the selection of third party licensees and the negotiation of license terms. All license fees, milestone payments, royalties, equity and other payments received from third party licensees of a LANI compound (e.g., laninamivir) outside of Japan are required to be divided between Biota and Daiichi Sankyo on a fifty/fifty basis.

Biota and Daiichi Sankyo have agreed not to develop, commercialize, or enter into any collaboration, license or development agreement with any other party for any LANI compound product in the field, in any country other than Japan, except for arrangements with third party licensees pursuant to the terms of the agreement or as otherwise agreed between Biota and Daiichi Sankyo.

The agreement terminates upon the later of the expiration of the last Biota or Daiichi Sankyo patent relating to the LANI compounds and the expiration or termination of the last license agreement with a third party licensee. The agreement can also be terminated on a country-by-country basis in certain other circumstances, including in the case of a material breach that is not remedied or in the case of a product recall or market withdrawal which continues for 12 months.

Research and Development

The following table provides the estimated amounts expensed under U.S. GAAP during the last three fiscal years on Biota’s programs. Research and development costs represent discovery activities including medicinal chemistry, virology, microbiology drug characteristics and early preclinical studies. Product development costs represent clinical program costs including sourcing, compound, toxicology and later stage preclinical studies. Cost of services represents research and development costs that have been incurred directly in relation to income generating activities, such as from collaboration agreements.

(in thousands) (A$)	June 30, 2011	June 30, 2010	June 30, 2009
Research and development	$20,531	20,562	6,053
Acquisition of in-progress research and development programs	—	12,024	—
Product development	13,338	7,538	5,862
Cost of services	2,526	4,668	12,823
Total R&D programs	36,395	44,792	24,738

Below is a summary of Biota’s key product candidates and their corresponding current stages of development.

Patents and Proprietary Rights

Projected Patent Estate Expiration in the U.S., European, Japanese and Australian Pharmaceutical Markets

Biota has a number of U.S. and foreign patents, patent applications, intellectual property and rights, title and interest thereto related to its compounds, products and technology, but it cannot guarantee that any issued patents are valid or will be enforceable or will provide protection against competitors or will enable freedom to operate or that pending patent applications will result in issued patents.

Tables 1 and 2 show the projected expiration dates in the U.S., Europe, Japan and Australia for the new chemical entity (“NCE”) patents and for related patents that have or may issue under pending applications that are related to the NCE in Biota’s marketed products.

Table 3 shows the estimated expiration dates in the U.S., Europe, Japan and Australia for the NCE patents and for related patents that have or may issue under pending applications that are related to the NCE for Biota’s Phase 2 product candidate(s).

Table 1: Marketed product zanamivir (Relenza™)

	U.S.	Europe *	Japan	Australia
NCE calculated 20 year term expiry	24 April 2011	24 April 2011	24 April 2011	24 April 2011
Pharmaceutical patent term extended expiry	26 July 2013 (15 July 2014 for Method of Treatment and Process)	9 February 2014 – 25 July 2016*	24 April 2016 (Method of Prevention)	24 February 2014
Projected latest expiry date for NCE patent protection based on related patented technology	15 December 2014 (“Crystalline N-acetyl neuraminic acid derivatives and process for their preparation”) subject to possible later expiry if pending “Compounds & compositions for administration via oral inhalation or insufflation” is granted.	15 December 2014 – 24 May 2015* (“Crystalline N- acetyl neuraminic acid derivatives and process for their preparation” or “Compounds & compositions for administration via oral inhalation or insufflation”)	26 July 2019 (“Compounds & compositions for administration via oral inhalation or insufflation”)	24 May 2015 (“Crystalline N- acetyl neuraminic acid derivatives and process for their preparation”)

* Note: ranges where provided are based on the earliest and latest expiries with respect to validation countries and are on a country-by-country basis

Table 2: Marketed product laninamivir (Inavir®)

	U.S.	Europe	Japan	Australia
NCE calculated 20 year term expiry	17 July 2017	11 July 2017	10 July 2017	16 July 2017
Pharmaceutical patent term extension	Subject to date of marketing approval	Subject to date of marketing approval	Daiichi-Sankyo marketing rights	Subject to date of marketing approval
Projected latest expiry date for NCE patent protection based on related patented technology	11 May 2027 (based on calculated 20 year term expiry of Hovione “TwinCaps” inhaler device patent)	11 May 2027 (based on calculated 20 year term expiry of Hovione “TwinCaps” inhaler device patent)	11 May 2027 (based on calculated 20 year term expiry of Hovione “TwinCaps” inhaler device patent)	11 May 2027 (based on calculated 20 year term expiry of Hovione “TwinCaps” inhaler device patent)

Table 3: Vapendavir (BTA798)

	U.S.	Europe	Japan	Australia
NCE calculated 20 year term expiry	18 December 2021 (Note: USPTO patent term extension of 254 days granted in addition to 20 year term)	18 December 2021	18 December 2021	18 December 2021
Pharmaceutical patent term extension	Subject to date of marketing approval	Subject to date of marketing approval	Subject to date of marketing approval	Subject to date of marketing approval
Projected latest expiry date for NCE patent protection based on related patented technology	Subject to grant of pending application(s) to crystalline salt form (calculated 20 year expiry 2029) and/or secondary indications (calculated 20 year expiry 2031)	Subject to grant of pending application(s) to crystalline salt form (calculated 20 year expiry 2029) and/or secondary indications (calculated 20 year expiry 2031)	Subject to grant of pending application(s) to crystalline salt form (calculated 20 year expiry 2029) and/or secondary indications (calculated 20 year expiry 2031)	Subject to grant of pending application(s) to crystalline salt form (calculated 20 year expiry 2029) and/or secondary indications (calculated 20 year expiry 2031)

General Patent Protection and Challenges

Patents and other intellectual property (“IP”) rights are very important to Biota’s core business. Biota understands that with enforceable and valid patents protecting its NCEs and related technology, it is best placed to establish a competitive market position. As part of Biota’s business strategy, it actively seeks patent protection for its NCEs and related technology in the U.S., Europe, Japan, Australia and other foreign jurisdictions which it believes to be important to its marketing strategy at that time. Biota’s ability to be competitive will therefore depend on the success of its patent strategy which may also include in-licensing, out-licensing or collaborative efforts towards patentable inventions and related IP.

Biota may obtain patents for pharmaceutical products many years before it obtains marketing approval for those products. Because of this marketing delay Biota may be entitled to apply for an extension of patent term in some markets where it is recognized as grounds for such an extension.

It is also very important to Biota that it does not knowingly infringe patents or the intellectual property rights of others. If Biota does become aware of any potential infringement of patents or intellectual property rights, it may be required to obtain a license from certain third parties to allow Biota to use their technology. Biota however cannot guarantee that, if required, it would be able obtain a license to any third party technology or that it could obtain one at a reasonable cost. If it were not able to obtain a license if one were required or access alternative technologies, it may be unable to develop or commercialize some or all of its products, and its business could be adversely affected.

Abbreviated New Drug Applications (“ANDA”) Filed by Generic Manufacturers

As part of the marketing approval process of some of Biota’s products the FDA, for example, grants an exclusivity period during which other manufacturers’ applications for approval of generic versions of its product will not be granted. In the U.S., generic manufacturers may challenge the patents protecting products that have been granted exclusivity one year prior to the end of the exclusivity period in order to obtain a generic first to market advantage. From time to time and in the case that Biota has an FDA approved product, Biota may receive notices from potential generic competitors indicating that they intend to import chemical intermediates possibly for use in making its products or seeking FDA approval for a similar or identical drug through an ANDA (i.e. the application form typically used by manufacturers seeking approval of a generic drug on the basis of a market leaders clinical data package).

Confidentiality and Trade Secrets

Biota also relies on maintaining the confidentiality of its trade secrets and innovative improvements, unpatented internal know-how and technological advances. For example, manufacturing expertise, which is a key component of its NCE technology, may be protected as a trade secret as an alternative to seeking patent protection. Biota aims to protect these rights through contractual arrangements such as confidentiality agreements with its corporate partners, employees, consultants, service providers and vendors. These agreements provide that all confidential information developed or made known to an individual during the course of their relationship with Biota will be kept confidential and will not be used or disclosed to third parties except in specified circumstances, for example, circumstances required by law. However, Biota cannot guarantee that these parties will comply with these confidentiality agreements, that it has adequate remedies for any breach or that its trade secrets will not otherwise become known through reverse-engineering or be independently discovered or developed by its competitors.

Ownership

In the case of employees, agreements are in place to provide that all inventions made by an individual while employed by Biota will be Biota’s exclusive property. In some cases where Biota’s R&D agreements are with a corporate partner, patentable inventions and/or intellectual property which is developed under the relevant agreement may become jointly owned by Biota and its corporate partner or alternatively become the exclusive property of only one of the parties. In certain circumstances, it may be difficult to determine who owns a particular invention and disputes may therefore arise from time to time such that processes, for example, mediation or legal proceedings, to resolve the ownership of those inventions are required.

Manufacturing and Raw Materials

As a drug discovery and development company, Biota does not manufacture drugs directly for clinical trials or resale. Clinical trial materials are sourced from third party suppliers on an as-required basis on commercial terms. Commercial products are manufactured by Biota’s partners or their suppliers. Biota’s third party manufacturers and corporate partners are independent entities who are subject to their own unique operational and financial risks which are out of Biota’s control. If any of Biota’s third party manufacturers or corporate partners fail to perform as required, this could impair Biota’s royalties or cause delays in Biota’s clinical trials and applications for regulatory approval. To the extent these risks materialize, Biota’s financial results may be adversely affected.

Seasonal Royalties

Royalty revenue that Biota recognizes from GSK’s sales of Relenza™ and Daiichi Sankyo’s sales of Inavir® varies greatly depending on the severity of flu seasons and product delivery in response to the influenza pandemics.

Government Regulation

Biota’s operations and activities are subject to extensive regulation by numerous government authorities in the U.S. and other countries. In the U.S., drugs are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of Biota’s products. As a result of these regulations, product development and product approval processes are very expensive and time consuming.

The FDA must approve a drug before it can be sold in the U.S. The general process for this approval is as follows:

Preclinical Testing

Before a drug candidate can be tested in humans, the drug candidate must be studied in laboratory experiments and in animals to generate data to support the drug candidate’s potential benefits and safety. This data is then submitted to the FDA in an investigational new drug (“IND”) application seeking its approval to test the compound in humans.

Clinical Trials

After review of the FDA IND application, the FDA may give permission to proceed with human clinical trials to determine if the drug candidate is safe and effective. These clinical trials involve three separate phases that often overlap, can take many years and are very expensive. These three phases, which are subject to considerable regulation, are as follows:

•

Phase I – Pharmacokinetics (“PK”) and safety. The drug candidate is given to a small number of healthy human control subjects to test for safety, dose tolerance, absorption, metabolism, distribution and excretion.

•

Phase II – Safety and some indication of efficacy. The drug candidate is given to a limited patient population to determine the effect of the drug candidate in treating the disease, the possible side effects and safety risks of the drug candidate, the best dose of the drug candidate, and dose intolerance. It is not uncommon for a drug candidate that appears promising in Phase I clinical trials to fail Phase II clinical trials.

•

Phase III – Efficacy and safety. If a drug candidate appears to be safe and effective in Phase II clinical trials. Phase III clinical trials are conducted over a longer term, involve a significantly larger population, are conducted at numerous sites in different geographic regions and are carefully designed to provide reliable and conclusive data regarding the benefits of a drug candidate and safety. It is not uncommon for a drug candidate that appears promising in Phase II clinical trials to fail in the more rigorous and extensive Phase III clinical trials.

FDA Approval Process

When the drug developer believes that the data from the Phase 3 clinical trials show an adequate level of safety and efficacy, it submits the appropriate filing, usually in the form of an NDA or supplemental NDA, with the FDA seeking approval to sell the drug candidate for a particular use. The FDA may hold a public hearing where an independent advisory committee of expert advisors asks additional questions and makes recommendations regarding the drug candidate. This committee makes a recommendation to the FDA that is not binding but is generally followed by the FDA. If the FDA agrees that the compound has met the required level of safety and efficacy for a particular use, it will allow the drug candidate to be sold in the U.S. for that use. It is not unusual, however, for the FDA to reject an application because it believes that the drug candidate is not sufficiently safe or efficacious enough or because it does not believe that the data submitted are reliable or conclusive.

At any point in this process, the development of a drug candidate can be stopped for a number of reasons including safety concerns and lack of treatment benefit. Biota cannot be certain that any clinical trials that it is currently conducting or any that it conducts in the future will be completed successfully or within any specified time period. Biota may choose, or the FDA may require it, to delay or suspend Biota’s clinical trials at any time if it appears that the patients are being exposed to an unacceptable health risk or if the drug candidate does not appear to have sufficient treatment benefit.

The FDA may also require Phase 4 non-registrational studies to explore scientific questions to further characterize safety and efficacy during commercial use of a drug. The FDA may also require Biota to provide additional data or information, improve Biota’s manufacturing processes, procedures or facilities or may require extensive surveillance to monitor the safety or benefits of a product candidate if it determines that a filing does not contain adequate evidence of the safety and benefits of the drug. In addition, even if the FDA approves a drug, it could limit the uses of the drug. The FDA can withdraw approvals if it does not believe that a distributor is complying with regulatory standards or if problems are uncovered or occur after approval.

In addition to obtaining FDA approval for each drug, a drug developer obtains FDA approval of the manufacturing facilities for any drug it sells, including those of companies who manufacture drugs for them. All of these facilities are subject to periodic inspections by the FDA. The FDA must also approve foreign establishments that manufacture products to be sold in the U.S. and these facilities are subject to periodic regulatory inspection.

Drugs are also subject to extensive regulation outside of the U.S. In the European Union, there is a centralized approval procedure that authorizes marketing of a product in all countries of the European Union (which includes most major countries in Europe). If this centralized approval procedure is not used, approval in one country of the European Union can be used to obtain approval in another country of the European Union under one of two simplified application processes: the mutual recognition procedure or the decentralized procedure, both of which rely on the principle of mutual recognition. After receiving regulatory approval through any of the European registration procedures, separate pricing and reimbursement approvals are also required in most countries.

Pricing and Reimbursement

Successful commercialization of Biota’s products depends, in part, on the availability of governmental and third party payer reimbursement for the cost of such products and related treatments. Government health administration authorities, private health insurers and other organizations generally provide reimbursement. In the U.S., the European Union and other significant or potentially significant markets for Biota’s products and product candidates, government authorities and third party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which have resulted in lower average selling prices.

Health Care Fraud and Abuse Laws and Anti-Bribery Laws

Biota’s strategic partners are subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Due to the breadth of the statutory provisions and the increasing attention being given to them by law enforcement authorities, it is possible that certain practices of Biota’s strategic partners may be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payers (including Medicare and Medicaid), claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Sales and marketing activities of Biota’s strategic partners may be subject to scrutiny under these laws. In addition, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Biota’s policies mandate compliance with these anti-bribery laws. Biota and its strategic partners operate in parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require them to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the U.S. Despite the training and compliance programs of Biota and its strategic partners, internal control policies and procedures may not protect them from reckless or criminal acts committed by their employees or agents. Violations of fraud and abuse laws or anti-bribery laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid). If the government were to allege against or convict Biota or its strategic partners of violating these laws, there could be a disruption on Biota’s business and material adverse effect on its results of operations.

Employees

As of March 31, 2012, Biota had approximately 108 employees. Biota believes it has good relations with its employees.

Biota Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

The following discussion and analysis of Biota’s financial condition and results of operations should be read in conjunction with Biota’s consolidated financial statements and related notes included in Annex B to this proxy statement. This discussion and analysis includes certain forward-looking statements that involve risks, uncertainties and assumptions. You should review the section of this proxy statement entitled “Risk Factors – Risks Related to Biota and the Combined Company” beginning on page 33 of this proxy statement and for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by such forward-looking statements. See also “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43 of this proxy statement.

Overview

Biota is an anti-infective drug development company based in Melbourne, Australia. Since Biota’s initial public offering in Australia on the ASX in 1985, Biota has evolved from a one-program research company to a diversified drug discovery and development company. Biota currently receives royalties from sales of two influenza drugs by its licensees and has a pipeline of potential drugs aimed at treating HRV, RSV, HCV and bacterial infections as well as early stage antibacterial research programs. Biota also has recently completed a Phase IIb study in asthmatics with its lead compound, vapendavir, for HRV infections.

Biota’s first revenue-producing product, zanamivir, was developed as the first-in-class NI to treat influenza. In 1990, Biota licensed zanamivir on an exclusive, worldwide basis to GSK, which markets the product as Relenza™. Under the license agreement, Biota receives royalty payments of 7% of GSK’s annual net sales of Relenza™ in major global markets. In some smaller countries, Biota receives a 10% royalty on GSK’s net sales.

Biota’s second revenue-producing product is laninamivir, a second-generation NI, which is marketed in Japan by Daiichi Sankyo as Inavir®. Under the commercialization agreement, Daiichi Sankyo has the right to market the product in Japan. Biota currently receives a 4% royalty on Daiichi Sankyo’s net sales of Inavir® and has the right to earn up to an additional $18 million upon the achievement of sales milestones in Japan. In certain circumstances, the royalty rate can increase up to 6% if laninamivir is licensed to another party outside Japan. In September 2010, Inavir® was approved by the Japanese Ministry of Health and Welfare for the treatment of influenza in adults and children, which enabled Daiichi Sankyo to market the product in time for the 2010/2011 influenza season. Daiichi Sankyo has a Phase III preventative study underway in Japan that would increase Biota’s revenue potential if successful.

In April 2011, Biota was awarded a $231 million contract for the advanced development of laninamivir from BARDA, which is part of ASPR at the HHS.

During fiscal 2010, research and development partnerships with AstraZeneca and Boehringer Ingelheim were brought to a close, with all intellectual property rights associated with these programs returned to Biota.

Components of Revenues and Expenses

Biota’s revenues from continuing operations comprise primarily royalties, income collaboration and interest income. Royalty revenue represents amounts earned on sales of drugs by licensees. Collaboration income comprises primarily amounts received under Biota’s cost plus fee contract with BARDA and prior to fiscal 2011, also included partnering revenue reflecting amortization of upfront receipts from AstraZeneca and Boehringer Ingelheim, as well as research revenue from those companies for research and development services.

Biota’s royalty revenues are dependent on the nature and severity of influenza outbreaks and purchasing of government purchases of Relenza™ for stockpiling purposes, which makes Biota’s revenues difficult to forecast.

Biota’s expenses include primarily research and development, product development, business development and corporate expenses. Research and development costs are for drug discovery, microbiology, drug characterization and early preclinical studies. Product development costs are for clinical and non-clinical development, delivery on the BARDA contract, clinical virology, regulatory and medical affairs and quality assurance. Cost of services represents research and development costs that have been incurred directly in relation to income generating activities, such as from collaboration agreements. Business development costs include the out licensing of projects. Corporate (or General, selling and administrative) costs include Board and CEO expenses, finance department, human resources, investor relations and corporate consultancies.

Operating Segments

Biota analyzes its business in terms of three operating segments: research, product development and corporate. Information about these segments and segment financial information is contained in note 4 to Biota’s audited consolidated financial statements included in Annex B to this proxy statement.

Critical Accounting Policies and Estimates

Biota prepares its consolidated financial statements in accordance with Australian accounting standards and IFRS as issued by the International Accounting Standards Board. For purposes of this proxy statement, Biota has also included a reconciliation between net income and shareholder equity determined under Australian accounting standards and U.S. GAAP in note 32 to its audited consolidated financial statements and certain additional U.S. GAAP disclosures in note 33. This requires its management to make certain estimates, judgments and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Note 3 to Biota’s consolidated financial statements included in Annex B to this proxy statement include a discussion of these estimates, judgments and assumptions.

Currency Exchange Rate Information

The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the Australian dollar. These rates are consistent with those used in preparing the pro forma financial information. This information is provided solely for your information, and neither Nabi nor Biota represents that the Australian dollar could be converted into U.S. dollars at these rates or at any other rate.

On June 7, 2012, the most recent practicable date prior to the date of this proxy statement, the exchange rate was A$1.0000=U.S.$0.9951.

	Period-End Rate (1)	Average Rate (2)	High	Low
Annual Data (Biota fiscal year ended June 30)
Year to date 2012	$0.9951	$1.0342	$1.1028	$0.9478
2011	$1.0595	$0.9889	$1.0966	$0.8384
2010	$0.8563	$0.8817	$0.9347	$0.7783
2009	$0.8045	$0.7475	$0.9774	$0.6120
2008	$0.9605	$0.8960	$0.9621	$0.7869
2007	$0.8486	$0.7855	$0.8486	$0.7416
Interim Period Data
Nine Months Ended March 31, 2012	$1.0385	$1.0396	$1.1028	$0.9478
Nine Months Ended March 31, 2011	$1.0309	$0.9646	$1.0309	$0.8884

(1)	Represents the buying rate on the last business day of the applicable period.

(2)	Calculated by taking the simple average of the buying rates on the last business day of each month during the relevant period.

Results of Operations

The discussion below relates to Biota’s financial information presented in accordance with U.S. GAAP, which is disclosed in note 33 to Biota’s audited consolidated financial statements and note 8 to Biota’s unaudited consolidated interim financial statements, which are included in Annex B to this proxy statement.

For the nine months ended March 31, 2012 and 2011

Royalty income for the nine months ended March 31, 2012 and 2011 was A$6.4 million and A$7.1 million, respectively, as a result of a subdued stockpiling market post the “swine flu” purchases of NIs in fiscal years 2010 and 2009. Of these amounts, royalties from sales of Relenza™ and Inavir® for the nine months ended March 31, 2012 were $2.3 million and $4.1 million, respectively, and for the nine months ended March 31, 2011, were $4.3 and $2.8 million, respectively. The increase in Inavir® royalties during fiscal 2012 resulted from the launch of the drug in Japan in October 2010 and thus, 2012 reflects a full season of royalty-bearing sales. Interest income decreased to A$2.5 million for the nine months ended March 31, 2012 from A$3.5 million during the same period in the prior year due to lower average cash balances in the current year.

Collaboration income was A$6.0 million for the nine months ended March 31, 2012, comprising fees billed under the BARDA contract. As this contract was first awarded to Biota in April 2011, there were no fees billed under the contract during the same period in fiscal 2011.

Other income relates to income received under grants for Biota’s programs from the National Institutes of Health. For the nine months ended March 31, 2012, other income was A$0.3 million compared to A$1.7 million in the comparative period due to the completion of specific grants in fiscal 2011.

Research and development costs decreased to A$11.5 million for the nine months ended March 31, 2012 from A$14.6 million for the nine months ended March 31, 2011, as a result of reduced expenditure on research across all programs.

Product development costs decreased to A$5.5 million for the nine months ended March 31, 2012 from A$11.5 million for the nine months ended March 31, 2011, due to the successful conclusion in March 2012 of the Phase IIb study on the HRV program.

Cost of service increased to A$5.8 million for the nine months ended March 31, 2012 from A$1.7 million for the nine months ended March 31, 2011, due to expenditure on programs associated with the BARDA contract.

Business development and corporate expenses remained consistent between the two periods.

For the fiscal years ended June 30, 2011 and 2010

Royalty income for fiscal 2011 and 2010 was A$9.6 million and A$63.7 million respectively, with the significant decrease in fiscal 2011 representing a subdued stockpiling market post the “swine flu” purchases of NIs in fiscal years 2010 and 2009. Inavir® was launched in fiscal 2011, earning royalties of A$2.9 million in its first season.

Collaboration income for fiscal 2011 was A$0.6 million for the year ended June 30, 2011 compared with A$1.3 million in fiscal 2010. Fiscal 2011 amounts represent fees billed under the BARDA contract. Fiscal 2010 amounts represent the final amounts received from research and development partnerships with AstraZeneca and Boehringer Ingelheim, which were completed during that year.

Interest income increased to A$4.4 million for fiscal 2011 from A$2.5 million during the prior year due to increased average cash balances following receipt of the higher royalty income in 2010.

Other income relates to amounts received under grants for Biota’s programs from the NIH. For fiscal 2011, other income was A$2.5 million compared to A$3.9 million in the comparative period due to the completion of specific grants during 2011.

Research and development costs of A$20.5 million for the year ended June 30, 2011 remained consistent with those incurred in the prior year. In the prior year, additional costs of A$12.0 million were incurred in acquiring antibacterial research and development programs that were expensed in full and are shown as a separate expense category. No such expenditure was incurred in 2011.

Product development costs increased from A$7.5 million for the year ended June 30, 2010 to A$13.3 million in the year ended June 30, 2011. This increase was due to the commencement in July 2010 of Phase IIb trials on the HRV candidate.

Cost of services decreased to A$2.5 million for fiscal 2011 from A$4.7 million in fiscal 2010 due to reduced expenditure on programs associated with Biota’s grant from the NIH.

Business development expenses remained consistent between the two periods. Subroyalty expenses represent the amortization of Biota’s 2007 buy-out of sub-royalty rights from two research institutions, which allowed Biota to retain the entire royalty on Relenza™ sales, for an agreed fixed payment. These payments have been expensed based on the patent life and the anticipated level of sales of the underlying asset. As of June 30, 2011, a further A$2.8 million remained to be amortized by December 2014. Amortization decreased to A$1.2 million in the year ended June 30, 2011 in line with the reduced revenue generated from the underlying product, Relenza™.

Corporate expenses increased to $5.1 million for fiscal 2011 from A$4.3 million in the prior year.

Biota recognized an income tax benefit of A$0.7 million for the year ended June 30, 2011 due to tax credits received in the U.K. In the comparative period, Biota incurred an expense of A$3.7 million on profits earned in Australia after utilization of previously unrecognized tax losses.

For the fiscal years ended June 30, 2010 and 2009

Royalty income for fiscal 2010 and 2009 was A$63.7 million and A$45.0 million respectively, with the increase representing additional sales of Relenza™ for the stockpiling market driven by concerns over “swine flu.”

Collaboration income was A$1.3 million for fiscal June 30, 2010, down from A$12.6 million from the prior year. The decrease was due to the termination of the partnerships with AstraZeneca and Boehringer Ingelheim during fiscal 2010.

Interest income decreased slightly to A$2.5 million for fiscal 2010 from A$2.9 million for the prior year.

Other income relates to income received under grants for Biota’s NIH programs and from settlement of litigation. For fiscal 2010, other income from grants increased to A$3.9 million from A$2.8 million for the prior year due to increased activity on the underlying projects. For fiscal 2009, Biota received A$20 million in full and final settlement of litigation with GSK. No such amounts were received in 2010.

Research and development costs increased to A$20.5 million in fiscal 2010 from A$6.1 million during the prior year, due to increased research activity, particularly on antibacterial research programs. Costs of A$12.0 million were incurred during fiscal 2010 in acquiring antibacterial research and development programs that were expensed in full. No such expenditure was incurred in fiscal 2009.

Product development costs increased to A$7.5 million for fiscal 2010 from A$5.9 million in the prior year, primarily due to preparation for the commencement in July 2010 of the Phase IIb study on the HRV candidate.

Business development expenses remained consistent between the two periods. Sub-royalty amortization was consistent between the periods in line with significant revenue generated from the underlying product, Relenza™.

Corporate expenses decreased to A$4.3 million for fiscal 2010 from A$11.8 million in prior year. Corporate expenses in fiscal 2009 included A$7.2 million in costs related to the GSK litigation.

In fiscal 2010 and 2009, income tax expense was A$3.8 million and A$3.6 million, respectively, after utilization of previously unrecognized tax losses A$5.2 million and A$8.0 million, respectively, in each year.

Liquidity and Capital Resources

To date, Biota has funded its operations primarily from capital raisings, licensing income and working capital. The last capital raised was for A$31.9 million in 2005.

Biota’s cash and cash equivalents at March 31, 2012 were A$51.4 million, compared to A$70 million at June 30, 2011, A$104.9 million at June 30, 2010 and A$86.7 million at June 30, 2009. The decline in 2012 and 2011 reflects the use of funds to advance programs and the fall in royalty income in 2011 from the levels achieved in 2009 and 2010, particularly as a direct result of government stockpiling of influenza drugs.

Biota invests its cash balances primarily in bank accounts and short-term deposits with Australian financial institutions

Biota believes that its cash and cash equivalents at March 31, 2012 will be sufficient to meet its anticipated cash requirements for at least the next 12 months.

Cash from (used in) operating activities

Cash used in operating activities decreased to A$17.7 million for the nine months ended March 31, 2012 from A$34.6 million for the nine months ended March 31, 2011 reflecting the lower loss in 2012. Cash used in operating activities for the year ended June 30, 2011 was A$34.0 compared with cash flow from operating activities of A$42.6 million for the prior year and A$32.5 million for the year ended June 30, 2009. Operating cash in 2010 and 2009 included royalties from Relenza™ of A$63.7 million and A$45 million, respectively. Total royalties in 2011 were A$9.6 million.

Cash from (used in) investing activities

Cash used in investing activities was A$1.0 million and A$0.5 million for the nine months ended March 31, 2012 and March 31, 2011 respectively, principally for payments for plant and equipment. Similarly, for fiscal 2011, 2010 and 2009, cash used in investing activities was A$0.6 million, A$4.8 million and A$0.8 million, principally for plant, equipment and intangibles.

Cash from (used in) financing activities

Cash flows from financing activities were nil in the nine months ended March 31, 2012 and March 31, 2011. Cash flows from financing activities for fiscal 2011 were nil. In the year ended June 30, 2010, A$20 million was returned to shareholders. In fiscal 2009, Biota spent A$4.9 million on share repurchases.

Off-Balance Sheet Arrangements

Biota does not have any off-balance sheet arrangements.

Contractual Obligations

The following table provides information as of March 31, 2012 with respect to the amounts and timing of Biota’s known material contractual obligations as specified below. Information relating to contractual commitments at June 30, 2011 is disclosed in note 26 to Biota’s audited consolidated financial statements included in Annex B to this proxy statement.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt obligations
Capital lease obligations
Minimum lease payments on operating leases	1,101	593	508	—	—
Research and development commitments	18,645	8,202	9,252	1,191	—
Open purchase orders	—	—	—	—	—
Total	19,746	8,795	9,760	1,191	—

Most of the research and development commitments in the above table are the result of contract commitments under the BARDA contract and are reimbursable.

Biota Quantitative and Qualitative Disclosures About Financial, Credit and Liquidity Risk

Biota’s activities expose it to a variety of financial risks; market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Biota’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of Biota. Biota uses derivative financial instruments such as foreign exchange contracts and interest rate instruments to minimize certain risk exposures. Biota uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, and ageing analysis for credit risk.

This risk management is carried out by Biota’s Treasury Management Committee under policies approved by Biota’s Audit and Risk Committee and as delegated by the Board of Directors. The Treasury Management Committee identifies, evaluates and hedges identifiable financial risks. The Audit and Risk Committee approves written principles for overall risk management, as well as policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

Biota holds the following financial assets and liabilities:

	2011	2010	2009
	A$’000	A$’000	A$’000
Financial assets
Cash and cash equivalents	70,011	104,867	86,704
Trade and other receivables	4,060	2,072	8,067
Total	74,071	106,939	94,771

Financial liabilities	4,090	9,427	5,631
Trade and other payables	4,090	9,427	5,631

Major risks and the mitigation processes are outlined below:

Market risk

Foreign exchange risk

Biota operates internationally and is exposed to foreign exchange risk arising from various currency exposures, principally to the U.S. dollar and U.K. sterling. Royalty income is derived on sales in all countries but exposure principally arises in the main market currencies, namely the U.S. dollar, Japanese yen, European euro and U.K. sterling. This exposure impacts on the calculation of royalties for the period by the relevant licensees. Payments of royalties to Biota are made in Australian dollars.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities that are denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Forward contracts and foreign cash deposits are used to manage foreign exchange risk for specific commitments.

The Treasury Management Committee is responsible for managing exposures in each foreign currency. Biota’s risk management policy is to substantially hedge anticipated transactions when net exposures are reasonably certain to occur.

Biota’s exposure to foreign currency risk at the reporting date was as follows:

In thousands	June 30, 2011		June 30, 2010		June 30, 2009
	USD	GBP	USD	GBP	USD	GBP
Cash	38	5	Nil	39	950	-
Trade receivables	609	814	Nil	Nil	Nil	Nil

The carrying amounts of the financial assets and liabilities are denominated in Australian dollars.

Sensitivity

Based on the financial instruments held at 30 June 2011 the profit after tax impacts for change in Biota’s foreign exchange exposure would be:

	June 30, 2011				June 30, 2010			June 30, 2009
	A$’000				A$’000			A$’000
Exchange rates	USD		GBP		USD	GBP		USD		GBP
+/- 10 percent	A$	50	A$	64	Nil	A$	5	A$	130	Nil

Cash flow and fair value interest rate risk

Biota’s interest rate risk arises from investment of available funds in capital guaranteed instruments consistent with the Treasury Management Committee directives. Biota manages its cash flow interest rate risk by using floating and fixed interest rate instruments.

Sensitivity

Based on average cash balances held throughout 2011 the profit after tax impacts for changes in interest rates would be:

	2011	2010	2009
	A$’000	A$’000	A$’000
Interest rates
+/- 50 basis points	232	209	196
+/- 100 basis points	464	418	395

Credit risk

Biota has significant concentrations of credit risk. The very nature of Biota’s business makes it dependent on a few customers including large pharmaceutical companies, from which it will receive income. Biota has policies in place to ensure that sales of services are made to customers with an appropriate credit history and exposures are restricted through regular invoicing and cash collection. Derivative counterparties and cash transactions are limited to high credit quality financial institutions with a long term credit rating greater than A-1+ or covered by an Australian Federal Government Guarantee. Biota has policies that limit the amount of credit exposure to any one (1) financial institution and in the last financial year ensured that a significant portion of cash balances were maintained in accounts covered by an Australian Federal Government Guarantee. The following table sets out the cash deposits summary, and an analysis of trade receivables by customer type.

	2011	2010	2009
	A$’000	A$’000	A$’000
Cash at bank and short-term bank deposits
AA/A-1+	57,011	98,867	78,704
A/A-1+	13,000	3,000	5,000
BBB+/A-2 (government guaranteed)	—	3,000	3,000
Total	70,011	104,867	86,704

Trade receivables
New customers (less than 6 months)	613	—	—
Existing customers (more than 6 months) with no defaults in the past	1,970	907	7,583
Total trade receivables	2,583	907	7,583

During the year cash at bank and short term bank deposits were placed with institutions whereby approximately 20% of cash holdings were secured by the Australian Federal Government Guarantee.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Treasury Management Committee maintains appropriate cash forecasts to ensure sufficient liquid funds to meet reasonable short term operational needs. All financial assets and liabilities are available at call or are due for settlement within the next 30 days.

THE TRANSACTION AGREEMENT

This section of the proxy statement summarizes some of the material provisions of the Transaction Agreement, but is not intended to be an exhaustive discussion of the Transaction Agreement. The following summary is qualified in its entirety by reference to the complete text of the Transaction Agreement, which is attached as Annex A to this proxy statement and incorporated into this proxy statement by reference. The rights and obligations of the parties are governed by the express terms and conditions of the Transaction Agreement and not the summary set forth in this section or any other information contained in this proxy statement. All stockholders of Nabi are urged to read the Transaction Agreement carefully and in its entirety.

The summary of the terms of the Transaction Agreement is intended to provide information about the terms of the Transaction. The Transaction Agreement contains representations, warranties, covenants and other agreements, each as of specific dates. You should not rely on these representations, warranties, covenants and other agreements as statements of fact. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosed information exchanged by Nabi and Biota in connection with their execution of the Transaction Agreement. While we do not believe that such confidential disclosed information contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the confidential disclosed information does contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the Transaction Agreement. Moreover, some of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between Nabi and Biota rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the Transaction Agreement, which may or may not be fully reflected in Nabi’s public disclosures.

The representations and warranties and other provisions of the Transaction Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 142 of this proxy statement.

Form of the Transaction; Transaction Consideration

On April 22, 2012, Nabi and Biota entered into the Transaction Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Transaction Agreement, Nabi would acquire all of the outstanding ordinary shares of Biota in accordance with a scheme of arrangement to be submitted for approval by the Supreme Court of Victoria, Australia. Subject to the terms and conditions set forth in the Transaction Agreement, after the effective time of the scheme of arrangement and upon the completion of the Transaction, each outstanding ordinary share of Biota will be transferred to Nabi in exchange for 0.669212231 newly issued shares of Nabi common stock (adjusted as described below). As a result of the Transaction, Biota will become a wholly-owned subsidiary of Nabi. Biota has represented to Nabi in the Transaction Agreement that, immediately prior to the closing of the Transaction, there will be no outstanding rights to acquire ordinary shares of Biota pursuant to any Biota equity incentive plan.

Nabi will not issue fractional shares of Nabi common stock in the Transaction. If the number of ordinary shares of Biota held by a Biota stockholder is such that the aggregate entitlement to the shares of Nabi common stock includes a fractional share, then such entitlement of the Biota stockholder will be rounded up or down, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of a share of Nabi common stock, and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of a share of Nabi common stock.

Potential Adjustment to Transaction Consideration

In the event that Nabi conducts an issuer tender offer to purchase shares of Nabi common stock prior to the consummation of the Transaction as permitted by the Transaction Agreement, the number of shares of Nabi common stock to be issued in exchange for each ordinary share of Biota will be adjusted in order to preserve the respective percentage of shares of Nabi common stock to be held immediately after the completion of the Transaction by former Biota stockholders on the one hand (collectively being approximately 74%) and by existing Nabi stockholders on the other hand (collectively being 26%).

Status of Newly Issued Shares of Nabi Common Stock and Exemption from Registration

The Transaction Agreement provides that the shares of Nabi common stock to be issued to Biota stockholders in the Transaction must, upon issue, rank equally in all respects with all other shares of Nabi common stock then on issue, except that they will not carry a right to receive any payments from any CVR issued and outstanding on the implementation date or from any dividends declared prior to but remaining unpaid on the implementation date, and will be fully paid and issued free from any mortgage, charge, lien, encumbrance or other security interest.

The Transaction Agreement also provides that the shares of Nabi common stock to be issued to Biota stockholders in the Transaction will be issued pursuant to an exemption from registration under the Securities Act pursuant to section 3(a)(10) of the Securities Act. In the event that the exemption from registration under section 3(a)(10) of the Securities Act is not available for any reason to exempt the issuance of such shares of Nabi common stock from the registration requirements of the Securities Act, then Nabi must use its best endeavors (as such term is qualified in the Transaction Agreement) to file a Registration Statement on Form S-4 (or on such other form that may be available to Nabi) in order to register such shares of Nabi common stock and use its best endeavors to cause such registration statement to become effective at or prior to the implementation date.

Nabi Closing Net Cash Balance

The Transaction Agreement provides that, as soon as practicable after the date of the Transaction Agreement, the parties must use their best endeavors to agree in good faith on any matters that, in addition to the matters agreed upon by Biota and Nabi prior to the date of the Transaction Agreement, comprise Nabi cash balance offsets (including those based on any unforeseen events or circumstances). “Nabi cash balance offsets” are amounts payable or likely to be payable by Nabi and those companies controlled by and under common control of Nabi (collectively referred to herein as the “Nabi group”) in respect of any business activities carried out by Nabi on or prior to the implementation date, including the matters agreed upon by Nabi and Biota prior to the date of the Transaction Agreement. In addition, Nabi must deliver to Biota a Nabi closing net cash balance certificate showing a Nabi closing net cash balance of no less than $54 million: (1) at 8:00 a.m. on the day that is seven business days prior to the date of the Biota stockholders meeting; (2) prior to the announcement of any permissible Nabi stockholder cash transaction (which is one or more of an issuer tender offer, a dividend or a capital distribution by Nabi to Nabi stockholders, to be launched or declared at Nabi’s sole and absolute discretion); (3) at 8:00 a.m. on the second court date; and (4) at 8:00 a.m. on the implementation date.

Biota may perform a review of the Nabi closing net cash balance certificate during the period from 8:00 a.m. on the day that is seven business days prior to the date of the Biota stockholders meeting and the day that is two business days prior to the date of the Biota stockholders meeting (the “review period”). During the review period, Nabi must:

•

provide, or ensure the provision of (1) the working papers of Nabi’s independent accountants, Ernst & Young LLP, that were produced in connection with the review of Nabi’s first quarter financial information for the 2012 financial year and (2) reasonable access, at the expense of Biota, to Nabi’s independent accountants for the purpose of Biota’s review of such working papers;

•

provide, or ensure the provision of, all of Nabi’s working papers, and all information and assistance which may be reasonably requested by Biota, in connection with Biota’s review of Nabi closing net cash balance certificate delivered to Biota at 8:00 a.m. on the day that is seven business days prior to the date of the Biota shareholders meeting; and

•

at all reasonable times, permit Biota and its representatives to have reasonable access to and take extracts from or copies of all books of account, accounts, records and data of whatever kind and all other documents relating to the matters set out in the Nabi closing net cash balance certificate.

If there is any difference of opinion or dispute between Nabi and Biota as to (1) whether any matters should comprise Nabi cash balance offsets (including any matters based on any unforeseen events or circumstances) or (2) any of the specific dollar amounts included in the Nabi closing net cash balance certificate during the review period, then Nabi and Biota must work together in good faith to resolve such disagreement. If such disagreement is not resolved, then Nabi or Biota must promptly refer the dispute to a practitioner in the internal audit division of Bethesda Financial Group LLC (or such other party as Nabi and Biota may agree) for it to resolve the dispute. Notwithstanding the foregoing, Biota can only dispute specific dollar amounts if the aggregate of the difference between each amount set out in the Nabi closing net cash balance certificate which is disputed by Biota and Biota’s opinion as to what each such amount should be is not less than $200,000. Any determination by Bethesda Financial Group LLC will be final and binding on Nabi and Biota in the absence of manifest error. The cost of a determination by Bethesda Financial Group LLC must be borne by Nabi and Biota in such manner as Bethesda Financial Group LLC determines (having regard to the merits of the dispute). Any Nabi closing net cash balance certificate delivered after the review period will reflect any determination by Bethesda Financial Group LLC in accordance with the provision described above.

Conditions Precedent to the Transaction

Conditions to the Obligations of Each Party.    The Transaction Agreement provides that the obligations of the parties to complete the transactions contemplated by the Transaction Agreement are subject to the satisfaction of each of the following conditions precedent to the extent and in the manner set out in the Transaction Agreement:

(a)	before 8:00 a.m. on the second court date, the mandatory waiting periods applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and all other applicable completion/ antitrust legislation shall have expired or been terminated or, where applicable, obtained;

(b)	before 8:00 a.m. on the second court date, all other applicable regulatory approvals set forth in the Transaction Agreement shall have been granted or obtained and not withdrawn, cancelled or revoked;

(c)	before 8:00 a.m. on the second court date, shares of Nabi common stock to be issued in the Transaction shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(d)	the independent expert engaged by Biota to express an opinion on whether the scheme is in the best interests of Biota stockholders, or the Biota independent expert, provides its report to Biota, stating that in its opinion the scheme of arrangement is in the best interests of Biota stockholders, and the independent expert does not change its conclusion or withdraw its report by notice in writing to Biota prior to 8:00 a.m. on the second court date;

(e)	a resolution to approve the scheme of arrangement shall have been approved by the requisite majorities of Biota stockholders under Section 411(4)(a)(ii) of the Corporations Act;

(f)	the scheme of arrangement shall have been approved by the Supreme Court of Victoria in accordance with Section 411(4)(b) of the Corporations Act;

(g)

the Transaction Proposals described this proxy statement (with or without the proposal to amend the Nabi charter to effect a reverse stock split as described in more detail elsewhere in this proxy statement) shall have been approved by the requisite majorities of Nabi stockholders in accordance with the General

Corporation Law of the State of Delaware (provided that the approval by Nabi stockholders of the proposal to amend the Nabi charter to effect a reverse stock split is not a condition precedent);

(h)	Nabi shall have received from the SEC a written “no-action” response regarding the issuance of shares of Nabi common stock to be issued in the Transaction being exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) of the Securities Act;

(i)	the amendment to the Nabi charter reflecting the increase in the authorized number of shares of Nabi common stock to 200,000,000 shall have been filed with the State of Delaware and become effective;

(j)	no temporary restraining order, preliminary or permanent injunction or other order issued by any court or governmental agency of competent jurisdiction that prohibits, materially restricts, makes illegal or restrains the completion of the Transaction or the Transaction Agreement shall remain in effect at 8:00 a.m. on the second court date;

(k)	before 8:00 a.m. on the second court date, any change of control consents agreed upon by the parties shall have been granted or obtained and have not been withdrawn, cancelled or revoked; and

(l)	no governmental agency shall have commenced, or shall be threatening to commence, any temporary restraining order, preliminary or permanent injunction or other order or other legal restraint or prohibition, pursuant to any competition/antitrust laws, that prohibits, materially restricts, makes illegal or restrains the completion of the Transaction.

Each of the conditions set forth above in paragraphs (e), (f), (g), (h) and (i) may not be waived, whereas the conditions set forth above in paragraphs (a), (b), (c), (d), (j), (k) and (l) may only be waived by agreement in writing between the parties.

Additional conditions to the obligations of Nabi.    The obligations of Nabi to complete the transaction as contemplated by the Transaction Agreement are also subject to the following conditions precedent, each of which may be waived by Nabi:

(a)	no Biota regulated event (as described below under “—Conduct of Business and Related Covenants—No Regulated Events” beginning on page 115) shall have occurred or become known to Nabi or Biota between the date of the Transaction Agreement and 8:00 a.m. on the second court date;

(b)	no Biota material adverse change (as described below under “—Representations and Warranties” beginning on page 110) shall have occurred, or been discovered, announced or disclosed or otherwise becomes known to Nabi or Biota between the date of the Transaction Agreement and 8:00 a.m. on the second court date;

(c)	the representations and warranties of Biota set forth in Section 10.2 of the Transaction Agreement (i) that are qualified as to materiality, shall be true and correct and (ii) that are not so qualified, shall be true and correct in all material respects, each as at the date of the Transaction Agreement and as at 8:00 a.m. on the second court date as though made on and as of that time, except that the accuracy of the representations and warranties of Biota that by their terms speak as of the date of the Transaction Agreement or some other date shall be determined as of such date and not as at 8:00 a.m. on the second court date; and

(d)	Biota shall have performed in all material respects all obligations and complied in all material respects with all covenants required by the Transaction Agreement to be performed or complied with by it prior to 8:00 a.m. on the second court date.

Additional conditions to the obligations of Biota.    The obligations of Biota to complete the transaction as contemplated by the Transaction Agreement also are subject to the following conditions precedent, each of which may be waived by Biota:

(a)	no Nabi Regulated Event (as described below under “—Conduct of Business and Related Covenants—No Regulated Events” beginning on page 115) shall have occurred or become known to Biota or Nabi between the date of the Transaction Agreement and 8:00 a.m. on the second court date;

(b)	no Nabi material adverse change (as described under “—Representations and Warranties” beginning on page 110) shall have occurred, or been discovered, announced or disclosed or otherwise becomes known to Biota or Nabi between the date of the Transaction Agreement and 8:00 a.m. on the second court date;

(c)	the representations and warranties of Nabi set forth in Section 10.1 of the Transaction Agreement (i) that are qualified as to materiality, shall be true and correct and (ii) that are not so qualified, shall be true and correct in all material respects, each as at the date of the Transaction Agreement and as at 8:00 a.m. on the second court date as though made on and as of that time, except that the accuracy of the representations and warranties of Biota that by their terms speak as of the date of the Transaction Agreement or some other date shall be determined as of such date and not as at 8:00 a.m. on the second court date;

(d)	Nabi shall have performed in all material respects all obligations and complied in all material respects with all covenants required by the Transaction Agreement to be performed or complied with by it prior to 8:00 a.m. on the second court date;

(e)	the individuals set forth under “The Transaction—Board of Directors and Management of the Combined Company Following the Transaction; Headquarters” beginning on page 72 of this proxy statement shall have been appointed to the board of directors of Nabi effective as of the implementation date and, after such appointments and the resignation of various former Nabi directors, the total number of directors on the board of directors of Nabi effective as of the implementation date shall be eight;

(f)	Nabi shall have provided to Biota at 8:00 a.m. on the second court date a Nabi closing net cash balance certificate showing a Nabi closing net cash balance of no less than $54 million; and

(g)	Nabi shall have amended, or procured the amendment of, Nabi’s rights agreement so that the rights issued under the rights agreement are inapplicable to the Transaction.

Consultation on Failure of Condition Precedent.    The Transaction Agreement provides that if there is a breach or non-fulfillment of a condition precedent that is not waived in accordance with the Transaction Agreement before October 31, 2012 or a condition precedent becomes incapable of satisfaction, either party may service notice on the other party and the parties agree to consult in good faith to determine whether (1) the Transaction may proceed by way of alternative means or methods, (2) to extend the relevant time or date for satisfaction of the condition precedent, (3) to change the date of the application made to the Supreme Court of Victoria for orders under the Corporations Act approving the scheme of arrangement or to adjourn that application (as applicable) to another date to be agreed upon by Nabi and Biota or (4) to extend the October 31, 2012 end date. If Nabi and Biota are unable to reach such agreement within 15 business days after the delivery of the notice or any shorter period ending at 5:00 p.m. on the day before the second court date, either party may terminate the Transaction Agreement, provided that: (a) the condition precedent to which the notice relates is for the benefit of that party (whether or not the condition precedent is also for the benefit of the other party) and (b) there has been no failure by that party to comply with its obligations under the Transaction Agreement, where that failure directly and materially contributed to the condition precedent to which the notice relates becoming incapable of satisfaction or being breached or not fulfilled before the October 31, 2012 end date.

Representations and Warranties

The Transaction Agreement contains a number of representations and warranties made by the parties to each other, including those regarding:

•	capital stock and options;

•	qualification and organization;

•	authority to enter into the Transaction Agreement and to consummate the transactions thereunder;

•	solvency;

•	no conflicts with or breaches of governance documents, contracts, laws or NASDAQ Marketplace Rules (for Nabi) and ASX Listing Rules (for Biota);

•	compliance with laws and permits;

•	no undisclosed liabilities;

•	title and condition of properties;

•	no material disputes regarding properties;

•	no litigation or investigations;

•	no product liability litigation or investigations;

•	conduct of business in the ordinary course and absence of certain changes since December 31, 2011;

•	related party transactions;

•	insurance matters;

•	lack of stock ownership in the other party;

•	not being a “shell company” as that term is defined in Rule 405 of the Securities Act;

•	finders’ or brokers’ fees;

•	tax matters; and

•	employee benefits matters and other employment and labor matters.

In addition, Nabi made representations and warranties to Biota as to:

•	availability of future grants under the 2007 Omnibus Equity and Incentive Plan;

•

information to be supplied by Nabi to Biota in connection with the scheme booklet (an explanatory memorandum prepared in connection with the scheme of arrangement and to be distributed to Biota stockholders);

•	Nabi’s documents filed with the SEC and financial statements;

•	Nabi disclosed information (described below) being disclosed fairly and in good faith; and

•	state takeover statutes and charter provisions.

Biota also made representations and warranties to Nabi as to:

•	no buy-back agreement;

•	no outstanding rights to acquire any ordinary shares of Biota under Biota’s equity incentive arrangements immediately prior to the completion of the Transaction;

•	information supplied by Biota to Nabi in connection with this proxy statement;

•	Biota’s financial statements;

•	Biota disclosed information (described below) being disclosed fairly and in good faith; and

•	state takeover statutes and charter provisions.

Each of the representations and warranties made by each party is subject to matters fairly and accurately disclosed in the Biota disclosed information or Nabi disclosed information, as applicable. Biota disclosed information and Nabi disclosed information are, with respect to each party, all information provided by such party or its representatives to the other party or its representatives in connection with the Transactions before entering into the Transaction Agreement either (1) in the established on-line data room or (2) in writing to the chief executive officer or chief financial officer of the other party. Also, each representation and warranty will survive the termination of the Transaction Agreement.

Certain of Nabi’s representations and warranties are qualified as to materiality or “Nabi material adverse change.” “Nabi material adverse change” means any effect, event, occurrence or matter that individually or when aggregated with all such effects, events, occurrences or matters (1) is reasonably likely to diminish (whether now or through the implementation date), the Nabi closing net cash balance as shown in the Nabi closing net cash balance certificate to be provided by Nabi on the implementation date to below $54 million or (2) has the result that the Nabi group is unable to carry on its business in substantially the same manner as carried on as at the date of the Transaction Agreement, or that otherwise materially and adversely affects the prospects of the Nabi group. However, the following effects, events, occurrences or matters will not constitute a “Nabi material adverse effect”:

•	those required to be undertaken or procured by the Nabi group pursuant to the Transaction Agreement and related documents;

•

permissible Nabi stockholder cash transaction (one or more issuer tender offer, a dividend or a capital distribution by Nabi to its stockholders, to be launched or declared at Nabi’s sole and absolute discretion, provided that the applicable Nabi closing net cash balance certificate provided by Nabi to Biota pursuant to the Transaction Agreement shows a Nabi closing net cash balance of no less than $54 million);

•	to the extent that effect, event or occurrence or matter is fairly disclosed in the Nabi disclosed information;

•

resulting from any change affecting the financial or securities markets in the U.S. or Australia or changes affecting the U.S. economy generally or the Australian economy generally or the economy of any region in which Nabi (including its related corporate bodies controlled by or under common control of Nabi) conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of the Nabi group, taken as a whole, relative to other persons operating in the same industries as the Nabi group;

•

resulting from changes that affect the industry in which Nabi conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of the Nabi group, taken as a whole, relative to other persons operating in the same industries as the Nabi group;

•

resulting from changes in the market price or trading volume of shares of Nabi common stock (it being understood that the facts or occurrences giving rise to or contributing to such change in the market price or trading volume may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Nabi material adverse change);

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resulting from the failure of Nabi to meet any operating projections or forecasts, or published revenue or earnings projections (it being understood that the facts or occurrences giving rise to or contributing to such failure to meet operating projections, or forecasts, or published revenue or earnings projections may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Nabi material adverse change);

•	resulting from or arising in connection with the termination of employees;

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resulting from or arising in connection with the announcement, existence or performance (in accordance with its terms) of the Transaction Agreement, the scheme of arrangement or the other transactions contemplated by the Transaction Agreement; or

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resulting from or arising in connection with any suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim involving the Nabi group relating to the Transaction Agreement, the Transaction or any other transaction contemplated by the Transaction Agreement, including without limitation, any such suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim arising from allegations of breach of fiduciary duty or other violation of applicable law.

Certain of Biota’s representations and warranties are qualified as to materiality or “Biota material adverse change.” “Biota material adverse change” means any effects, event, occurrence or matter that individually or when aggregated with all such effect, events, occurrences or matters (1) diminishes, or is reasonably likely to diminish (whether now or in the future) the consolidated net assets of Biota and its related corporate bodies controlled by or under common control of Biota (collectively referred to herein as the “Biota group”) by an amount equal to A$5 million or more, as compared to the consolidated net assets of the Biota group as at December 31, 2011 reported in Biota’s financial statements for the financial half-year ended December 31, 2011 or (2) has the result that the Biota group is unable to carry on its business in substantially the same manner as carried on as at the date of the Transaction Agreement, or that otherwise materially and adversely affects the prospects of Biota group. However, the following effects, events, occurrences or matters will not constitute a “Biota material adverse effect”:

•	those required to be undertaken or procured by the Biota group pursuant to the Transaction Agreement and related documents;

•	to the extent that effect, event or occurrence or matter is fairly disclosed in the Biota disclosed information;

•

resulting from any change affecting the financial or securities markets in the U.S. or Australia or changes affecting the U.S. economy generally or the Australian economy generally or the economy of any region in which the Biota group conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of the Biota group, taken as a whole, relative to other persons operating in the same industries as the Biota group;

•

resulting from changes that affect the industry in which Biota conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of the Biota group, taken as a whole, relative to other persons operating in the same industries as the Biota group;

•

resulting from changes in the market price or trading volume of Biota ordinary shares (it being understood that the facts or occurrences giving rise to or contributing to such change in the market price or trading volume may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Biota material adverse change);

•

resulting from the failure of Biota to meet any operating projections or forecasts, or published revenue or earnings projections (it being understood that the facts or occurrences giving rise to or contributing to such failure to meet operating projections or forecasts, or published revenue or earnings projections may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Biota material adverse change);

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resulting from or arising in connection with the announcement, existence or performance (in accordance with its terms) of the Transaction Agreement, the scheme of arrangement or the other transactions contemplated by the Transaction Agreement; or

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resulting from or arising in connection any suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim involving the Biota group relating to the Transaction Agreement, the Transaction or any other transaction contemplated by the Transaction Agreement, including without limitation, any such suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim arising from allegations of breach of fiduciary duty or other violation of applicable law.

Conduct of Business and Related Covenants

Conduct of Business Pending Transaction.     The parties have agreed that, during the period from the date of the Transaction Agreement up to and including the implementation date, each of Nabi and Biota (as the case may be) must:

•

procure that each of the Biota group or the Nabi group conducts its business and operations in the ordinary course and substantially consistent (subject to any applicable laws, regulations and regulatory approvals) with the manner in which each such business and operation has been conducted in the 12-month period prior to the date of the Transaction Agreement (including in particular but subject to the terms of the Transaction Agreement, the making of all payments in accordance with the group’s normal payment cycle, and the maintenance of all existing insurance policies) and in compliance in all material respects with all applicable laws, regulations and regulatory approvals;

•

in the case of Biota, to the extent consistent with such obligation, use its best endeavors to preserve intact the Biota group’s current business organization, to keep available the services of the current officers, directors and employees of it and the other Biota group members, and to preserve the Biota group’s relationship with governmental agencies, customers, suppliers, licensors, licensees and others having business dealings with it; and

•

in the case of Nabi, to the extent consistent with such obligation, use its best endeavors to preserve intact the Nabi group’s current business organization, to keep available the services of its current chief executive officer and certain other of its officers agreed in writing by the parties, and to preserve the Nabi group’s relationship with governmental agencies, customers, suppliers, licensors, licensees and others having business dealings with it;

except:

•

that Nabi may conduct any permissible Nabi stockholder cash transaction (one or more of an issuer tender offer to purchase shares of Nabi common stock, a dividend or a capital distribution by Nabi to its stockholders, to be launched or declared at Nabi’s sole and absolute discretion, provided that the applicable Nabi closing net cash balance certificate provided by Nabi to Biota pursuant to the Transaction Agreement shows a Nabi closing net cash balance of no less than $54 million); or

•

to the extent required to be done or procured by Biota or Nabi pursuant to, or that is otherwise expressly permitted by, the Transaction Agreement or related documents, or the undertaking of which the other party has approved in writing, such approval not to be unreasonably withheld or delayed.

Access to Information and Cooperation.    The parties have agreed that, during the period from the date of the Transaction Agreement up to and including the implementation date, each party must, and must procure each of their respective subsidiaries to, respond to reasonable requests from the other party and its representatives for information concerning the Biota group or Nabi group (as the case may be) businesses and operations, and give that other party and its representatives reasonable access to its directors, officers, employees and records, and otherwise provide reasonable cooperation to that other party and its representatives, in each case for the purposes of (1) the implementation of the Transaction, (2) the integration of the Biota group and the Nabi group following the implementation of the Transaction, or any other purpose that is agreed in writing between the parties, subject to the terms of the confidentiality agreement entered into between the parties and proper performance by the directors and officers of each party and its subsidiaries of their fiduciary duties.

No Regulated Events.    The parties have agreed that, during the period from the date of the Transaction Agreement up to and including the implementation date, (1) Biota must ensure, to the extent within the control of any Biota group member, that no Biota regulated event occurs, without the prior written consent of Nabi (such consent not to be unreasonably withheld or delayed) and (2) Nabi must ensure, to the extent within the control of any Nabi group member, that no Nabi regulated event occurs, without the prior written consent of Biota (such consent not to be unreasonably withheld or delayed).

A “Nabi regulated event” means, with respect to Nabi and any subsidiary of Nabi, other than as required to be undertaken or procured by the Nabi group pursuant to, or otherwise as contemplated by, (1) the Transaction Agreement and related documents, (2) a permissible Nabi stockholder cash transaction (one or more of an issuer tender offer, a dividend or a capital distribution by Nabi to its stockholders, to be launched or declared at Nabi’s sole and absolute discretion, provided that the applicable Nabi closing net cash balance certificate provided by Nabi to Biota pursuant to the Transaction Agreement shows a Nabi closing net cash balance of no less than $54 million), (3) permitted pre-implementation payments (Nabi cash balance offsets agreed upon by Biota and Nabi as those that may be paid by Nabi prior to the implementation date), (4) to the extent fairly disclosed in writing by Nabi to Biota prior to the date of the Transaction Agreement for the purpose of being an exception to a “Nabi regulated event,” or (5) another written agreement by Biota, which agreement shall not be unreasonably withheld by Biota, any actions to, or that cause the company to:

•	convert all or any of its securities into a larger or smaller number of securities;

•	reduce or resolve to reduce its capital stock in any way;

•	materially reduce its insurance coverage that results in a material increase in exposure to risk;

•	enter into a buy-back agreement or resolve to approve the terms of a buy-back agreement;

•	issue securities, or grant an option over or to subscribe for its securities, or agree to make such an issue or grant such an option, other than:

•	to Nabi stockholders in connection with the CVRs, which may be issued at the sole and absolute discretion of Nabi;

•	amendments to existing options held by employees that are being terminated by Nabi in order to accelerate the vesting of such options; or

•

to a wholly-owned subsidiary of Nabi or in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or any security issued upon conversion or exercise of rights attaching to any security issued under an employee incentive arrangement, and excluding any shares of Nabi common stock issued as a result of the exercise of Nabi equity awards in existence as at the date of the Transaction Agreement;

•	issue, or agree to issue, convertible notes or any other security or instrument convertible into shares, other than an issue by a subsidiary of Nabi to Nabi or another subsidiary of Nabi;

•	issue, or agree to issue, or grant an option to subscribe for, indebtedness for borrowed money, other than to a wholly-owned subsidiary of Nabi;

•	agree declare, pay or make, or incur a liability to pay or make, a dividend or any other form of distribution of profits or capital, other than:

•	the declaration and issuance by Nabi of the CVRs; or

•	the declaration and payment by any subsidiary of Nabi of a dividend, where the recipient of that dividend is Nabi or a wholly-owned subsidiary of Nabi;

•	make any material change to its certificate of incorporation or its bylaws, other than as contemplated by the proposals set forth in this proxy statement;

•	dispose, or agree to dispose, of shares in a company controlled by or under common control of Nabi;

•	acquire, lease or dispose of, or agree to acquire, lease or dispose of, or offer, propose or announce a bid or tenders for any entity, business or assets, other than:

•	trading inventories and consumables in the ordinary and usual course of business; or

•

where the value of such entity, business or assets, or the amount involved in the relevant transaction, exceeds A$250,000 (either individually or, in the case of related businesses or classes of assets or a series of related transactions, collectively);

•	create, or agree to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part of its business or assets;

•	enter into any contract or commitment (or any series of related contracts or commitments) that:

•	is for a period of 12 months or more; or

•

requires or may result in expenditure by Nabi (either alone or together with any subsidiary of Nabi) of A$250,000 or more in any year, or Nabi or any subsidiary of Nabi undertakes capital expenditure in excess of A$250,000;

•

incur any financial indebtedness or issue any indebtedness or debt securities, other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of the Transaction Agreement where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated in connection with the disposal of shares in a company controlled by or under common control of Nabi;

•

make any loans, advances or capital contributions to, or investments in any other person, other than to or in Nabi or any wholly-owned subsidiary of Nabi in the ordinary course of business, or otherwise in the ordinary course of business;

•

increase the remuneration or compensation of any employee, officer or director of Nabi or any subsidiary of Nabi other than in accordance with Nabi’s normal salary review procedure conducted in good faith and in the ordinary and usual course of business on the basis of principles consistent with those applied for Nabi’s normal salary review procedure in 2011;

•

make or agree to make any material change to the terms of, or waive any claims or rights under, or waive the benefit of any provisions of, any contract of employment with any executive of Nabi or of any subsidiary of Nabi, other than amendments to existing options held by employees being terminated by Nabi in order to accelerate the vesting of such options;

•	take the following actions where the consequences of such action are material to Nabi or the relevant subsidiary of Nabi:

•	change the terms of any material contract;

•	pay, discharge or satisfy any claims, liabilities or obligations under any material contract other than the payment, discharge or satisfaction consistent with past practice and in accordance with its terms and not exceeding A$250,000; or

•	waive any material claims or rights under, or waives the benefit of any provision of, any material contract;

•

resolve that it be wound up or an application or order is made for the winding up or dissolution of Nabi or any of its material subsidiaries other than where the application or order (as the case may be) is set aside within 14 days;

•	appoint a liquidator or provisional liquidator of Nabi or any of its material subsidiaries;

•	become subject to a court order for the winding up of Nabi or any of its material subsidiaries;

•	appoint an administrator of Nabi or of any of its material subsidiaries;

•	cease, or threatens to cease, to carry on business;

•	execute a deed of company arrangement;

•	appoint a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Nabi or any of its material subsidiaries;

•	become deregistered as a company or otherwise dissolved;

•	become unable to pay its debts when they fall due; or

•

the trustee of any trust in which Nabi or any subsidiary of Nabi has an interest of more than 50% and that would, if it were a company, be a material subsidiary of Nabi, undertaking an action in respect of that trust if the corresponding action, in the case of Nabi and its material subsidiaries, would (mutatis mutandis) constitute a Nabi regulated event.

A “Biota regulated event” means, with respect to Biota and any subsidiary of Biota, other than as required to be undertaken or procured by the Biota group pursuant to, or otherwise as contemplated by, (1) the Transaction Agreement and related documents, (2) to the extent fairly disclosed in writing by Biota to Nabi prior to the date of the Transaction Agreement for the purpose of being an exception to a “Biota regulated event,” or (3) another written agreement by Nabi, which agreement shall not be unreasonably withheld by Nabi, any actions to, or that cause the company to:

•	convert all or any of its securities into a larger or smaller number of securities;

•	reduce or resolve to reduce its capital stock in any way;

•	materially reduce its insurance coverage that results in a material increase in exposure to risk;

•	enter into a buy-back agreement or resolve to approve the terms of a buy-back agreement;

•

issue securities, or grant an option over or to subscribe for its securities, or agree to make such an issue or grant such an option, other than to a wholly-owned subsidiary of Biota or in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or any security issued upon conversion or exercise of rights attaching to any security issued under an employee incentive arrangement, and excluding any ordinary shares issued by Biota as a result of the exercise of Biota ordinary share rights in existence as at the date of the Transaction Agreement;

•	issue, or agree to issue, convertible notes or any other security or instrument convertible into shares, other than an issue by a subsidiary of Biota to Biota or another subsidiary of Biota;

•	issue, or agree to issue, or grant an option to subscribe for, debentures, other than to a wholly-owned subsidiary of Biota;

•

agree to declare, pay or make, or incur a liability to pay or make, a dividend or any other form of distribution of profits or capital, other than the declaration and payment by any subsidiary of Biota of a dividend, where the recipient of that dividend is Biota or a wholly-owned subsidiary of Biota;

•	make any material change to its constitution;

•	dispose, or agree to dispose, of shares in a company controlled by or under common control of Biota;

•	acquire, lease or dispose of, or agree to acquire, lease or dispose of, or offer, propose or announce a bid or tenders for any entity, business or assets, other than:

•	trading inventories and consumables in the ordinary and usual course of business; or

•

where the value of such entity, business or assets, or the amount involved in the relevant transaction, exceeds A$1 million (either individually or, in the case of related businesses or classes of assets or a series of related transactions, collectively);

•	create, or agree to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part of its business or assets;

•	enter into any contract or commitment (or any series of related contracts or commitments) that:

•	is for a period of 3 years or more; or

•

requires or may result in expenditure by Biota (either alone or together with any subsidiary of Biota) of A$1 million or more in any year, or Biota or any subsidiary of Biota undertakes capital expenditure in excess of A$1 million, except for any contract or commitment (or any series of related contracts or commitments) where any expenditure by Biota may be reimbursable;

•

incur any financial indebtedness or issue any indebtedness or debt securities, other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of the Transaction Agreement where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated in connection with the disposal of shares in a company controlled by or under common control of Biota;

•

make any loans, advances or capital contributions to, or investments in any other person, other than to or in Biota or any wholly-owned subsidiary of Biota in the ordinary course of business, or otherwise in the ordinary course of business;

•

increase the remuneration or compensation of any executive director or executive of Biota or any subsidiary of Biota other than in accordance with Biota’s normal salary review procedure conducted in good faith and in the ordinary and usual course of business on the basis of principles consistent with those applied for Biota’s normal salary review procedure in June 30, 2012;

•

make or agree to make any material change to the terms of, or waive any claims or rights under, or waive the benefit of any provisions of, any contract of employment with any executive of Biota or of any subsidiary of Biota;

•	take the following actions where the consequences of such action are material to Biota or the relevant subsidiary of Biota:

•	change the terms of any material contract;

•

pay, discharge or satisfy any claims, liabilities or obligations under any material contract other than the payment, discharge or satisfaction consistent with past practice and in accordance with its terms and not exceeding A$250,000; or

•	waive any material claims or rights under, or waives the benefit of any provision of, any material contract;

•

resolve that it be wound up or an application or order is made for the winding up or dissolution of Biota or any of its material subsidiaries other than where the application or order (as the case may be) is set aside within 14 days;

•	appoint a liquidator or provisional liquidator of Biota or any of its material subsidiaries;

•	become subject to a court order for the winding up of Biota or any of its material subsidiaries;

•	an administrator of Biota or of any of its material subsidiaries is appointed;

•	cease, or threatens to cease, to carry on business;

•	execute a deed of company arrangement;

•	appoint a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Biota or any of its material subsidiaries;

•	become deregistered as a company or otherwise dissolved;

•	become unable to pay its debts when they fall due; or

•

the trustee of any trust in which Biota or any subsidiary of Biota has an interest of more than 50% and that would, if it were a company, be a material subsidiary of Biota, undertaking an action in respect of that trust if the corresponding action, in the case of Biota and its material subsidiaries, would (mutatis mutandis) constitute a Biota regulated event.

Restriction on Nabi Cash Payments.    Nabi has agreed that between the effective date of the scheme of arrangement and the implementation date, it will not make any cash payments other than (1) permitted pre-implementation payments (Nabi cash balance offsets agreed upon by Biota and Nabi as those that may be paid by Nabi prior to the implementation date) or (2) any permissible Nabi stockholder cash transaction (one or more of an issuer tender offer to purchase shares of Nabi common stock, a dividend or a capital distribution by Nabi to its stockholders to be launched or declared at Nabi’s sole and absolute discretion, provided that the applicable Nabi closing net cash balance certificate provided by Nabi to Biota pursuant to the Transaction Agreement shows a Nabi closing net cash balance of no less than $54 million).

Amendment of CVR Agreement.    Nabi has agreed that, on or before the implementation date, it will not change the form of the CVR Agreement or amend the CVR Agreement after it is entered into by Nabi (which shall be at the sole and absolute discretion of Nabi) without the prior written consent of Biota (such consent not to be unreasonably withheld or delayed).

Additional Obligations

Parties’ Obligations with Respect to the Transaction.    The Transaction Agreement provides that each of Biota and Nabi must use their respective best endeavors to propose and implement the scheme of arrangement and other transactions contemplated by the Transaction Agreement as soon as is reasonably practicable after the date of the Transaction Agreement and otherwise substantially in accordance with the timetable agreed upon by the parties prior to the Transaction Agreement, including taking specific steps set forth in the Transaction Agreement with respect to the scheme of arrangement, preparation of the proxy statement to be mailed to Nabi stockholders and the scheme booklet to be distributed to Biota stockholders, and the Transaction consideration.

Nabi Board and Management as of the Implementation Date.    Nabi has agreed that, as of the implementation date, Nabi’s board of directors will be reconstituted so that it consists of the individuals set forth under “The Transaction—Board of Directors and Management of the Combined Company Following the Transaction; Headquarters” beginning on page 72 of this proxy statement, subject to the relevant individuals agreeing to become directors on Nabi’s board of directors and meeting the regulatory requirements for a director set forth in any applicable laws and the rules of NASDAQ. In addition, as of the implementation date, Nabi’s senior management will consist of Peter Cook (Biota’s current chief executive officer) as the chief executive officer and Damian Lismore (Biota’s current chief financial officer) as the chief financial officer. Following the implementation date, Biota’s current chief executive officer, Peter Cook, and Biota’s current chief financial officer, Damian Lismore, will fill those roles within the combined company for an appropriate transition period until U.S. based executives are appointed and assume responsibility. It is anticipated that senior management positions in the combined company will be filled principally from current members of the Biota management teams.

Indemnification and Insurance.    From the implementation date, Nabi will indemnify and hold harmless each person who has at any time prior to the implementation date been an officer, director or employee of Biota or any of its subsidiaries or other person entitled to be indemnified by Biota or any of its subsidiaries pursuant to their respective constitutions or relevant deed(s) of indemnity as they are in effect on the date of the Transaction Agreement to the same extent as provided in such constitution or deed of indemnity; provided, that the foregoing undertaking will not grant to any such officers, directors or employees or other person rights of indemnity against Nabi more extensive than those such persons may currently have against Biota. In addition, for a period of six years after the implementation date, Nabi will maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by Nabi’s and Biota’s directors’ and officers’ liability insurance policy on terms no less favorable to those applicable to the then current directors and officers of Nabi; provided, that Nabi will not be required to expend in excess of 300% of the annual premium paid by Nabi at the time of the implementation date for such coverage or such coverage as is available for 300% of the annual premium. The foregoing provision of the Transaction Agreement will survive the implementation date, is intended to benefit those persons who are currently covered by Nabi’s and Biota’s directors’ and officers’ liability insurance policy, who will have the direct right to enforce this provision as intended third party beneficiaries, and will be binding on all successors and assigns of Nabi.

Public Announcements; Communications.    Both Nabi and Biota have agreed, subject to certain exceptions, to consult with each other on any announcements, disclosures and communications with governmental agencies in connection with the Transaction Agreement (including termination).

Board Recommendation

Each party has agreed to use its respective best endeavors to procure that its respective board of directors:

•	does not change or withdraw the statements and recommendations set forth in the initial public announcement after entering into the Transaction Agreement;

•

in the case of Biota, states in the scheme booklet to be distributed to Biota stockholders that Biota’s board of directors considers the scheme of arrangement to be in the best interests of Biota stockholders and recommends that Biota stockholders approve the scheme resolution, in the absence of a superior proposal (described below), and does not change or withdraw those statements or recommendations once made;

•

in the case of Nabi, states in this proxy statement that Nabi’s board of directors unanimously considers the Transaction Agreement, the Transaction and the other transactions contemplated in the Transaction Agreement, including the proposals 1 through 4 described in this proxy statement, to be advisable and fair to and in the best interests of Nabi and its stockholders and unanimously recommends that Nabi stockholders approve the proposals 1 through 4 described in this proxy statement, and does not change or withdraw those statements or recommendations once made; and

•

does not make any public statement or any statement to brokers, analysts, journalists, its stockholders or professional or institutional investors to the effect, or take any other action that suggests, that the Transaction is no longer so considered or recommended, unless:

•

such party’s board of directors determines, after considering the matter in good faith, that its fiduciary or statutory duties require it to change or withdraw its recommendation after having taken advice from its legal and external financial advisors; and

•	prior to any such change or withdraw in the recommendation of the board of directors:

•	in the case of a competing proposal (described below), such party has complied with the requirements described under “—Exclusivity; No-Solicitation” on page 122);

•	such party has provided a written notice to the other party at least five business days before taking such action, which written notice will include:

•	the decision of such party’s board of directors to take such action and the reasons therefore; and

•

in the event the decision relates to a competing proposal, a summary of the material terms and conditions of the competing proposal (which summary is not required to include the identity of the party making the competing proposal); and

•

during the five business day period after giving such written notice to the other party, if requested by the other party, the party giving notice has and has directed its outside legal counsel and financial advisors to, (1) in the case of a competing proposal, where the parties have not taken the actions contemplated by the provisions described below in “—Exclusivity; No-Solicitation” on page 122 comply with such provisions and negotiate with the other party in good faith to make such adjustments to the terms and conditions of the Transaction Agreement so that the competing proposal ceases to constitute (in the good faith judgment of such party’s board of directors, after consultation with its outside legal counsel and financial advisors) a superior proposal or, (2) if such change or withdraw in the recommendation does not involve a competing proposal, to negotiate in good faith to make such adjustments in the terms and conditions of the Transaction Agreement so that such change or withdraw in the recommendation is otherwise not necessary.

“Competing proposal” means, with respect to Nabi or Biota, any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a third party would:

•

directly or indirectly acquire voting and/or dispositive power over or become the holder of more than 20% of the ordinary shares of Biota or shares of Nabi common stock (as applicable), or the whole or a substantial part or a material part of the business or property of Biota or the Biota group or Nabi or the Nabi group (as applicable);

•	acquire control of Nabi or Biota (as applicable), within the meaning of Section 50AA of the Corporations Act; or

•	otherwise acquire or merge with Nabi or Biota (as applicable).

“Superior proposal” means, with respect to any party, an unsolicited, bona fide written competing proposal (except that with respect to the first bullet point above in the definition of a competing proposal, the percentage threshold shall be 50% and not 20%) for the party, which the board of directors of that party determines, acting in good faith and after having taken advice from its financial and legal advisors:

•	is capable of being valued and completed, taking into account all aspects of the competing proposal, including its conditions; and

•

would, if completed substantially in accordance with its terms, be more favorable to such party’s stockholders than the Transaction viewed in aggregate, taking into account all the terms and conditions of the competing proposal, after taking into account a qualitative assessment of the identity, reputation and financial standing of the third party making the competing proposal.

Exclusivity; No-Solicitation

Each of Nabi and Biota has provided warranties to the other party that, at the time of the execution of the Transaction Agreement, it was not in any negotiations or discussions, and had ceased any existing negotiations or discussions, with respect to a competing proposal with any person.

Each party has agreed that, during the period from the date of the Transaction Agreement until the earliest of its termination, implementation date or October 31, 2012, it will not, and it will use best endeavors to ensure that its representatives do not, except with the prior written consent of the other party:

•

directly or indirectly solicit, invite, encourage or initiate a competing proposal or any inquiries, negotiations or discussions with any third parties with respect to a competing proposal, or communicate any intention to do any of those things;

•

enter into, continue or participate in negotiations or discussions with, or enter into any agreement, arrangement or understanding with, any third party with respect to, or that may reasonably be expected to lead to, a competing proposal; or

•

make available to any third party or permit any third party to receive any non-public information relating to such party in connection with the third party formulating, developing or finalizing, or assisting in the formulation, development or finalization of, a competing proposal.

In connection therewith, each party must promptly (in any event within two business days) notify the other party if it is approached by a third party to take any action of a kind that would breach its obligations described above and provide the other party with (1) the information in all material respects of oral and written communications with the third party, and a description of the material terms and conditions of any competing proposal and (2) any updated information as is reasonably necessary to keep the other party informed in all material respects of all oral or written communications with the third party regarding, and the status and material details of, any competing proposal as set forth below.

Exceptions.    Notwithstanding the foregoing, either party may take action with respect to a bona fide written competing proposal (to the extent that such proposal was not encouraged, solicited, invited, facilitated or initiated in contravention of the provision in the first bullet point of the second paragraph of this “—Exclusivity; No-Solicitation” section) or to the extent that the party has provided notification as set forth in the preceding paragraph), provided that such party’s board of directors, acting in good faith, after consulting with its outside legal counsel and financial advisors, determines that (i) the competing proposal is, or may reasonably be expected to lead to, a superior proposal and (ii) not taking that act would, or would be likely to, involve a breach of the fiduciary or statutory duties owed by any director.

In such case, a prior written notice of its intention to take such proposed actions and the reasons therefor, including a summary of material terms and conditions of such competing proposal, must be sent promptly (in any case within two business days prior to taking any action) to the other party. The party providing such notice must ask the third party making the competing proposal for its consent to its name and other identifying details being provided to the other party on a confidential basis. If consent is refused, the party providing the notice may only withhold the identifying details from the other party if the board of directors of the party providing the notice, acting in good faith and after having taken advice from its legal advisors, determines that failing to do so would be likely to involve a breach of the fiduciary or statutory duties owed by the directors. If the identifying details are withheld, then the party must immediately notify the other party. Furthermore, before the party receiving the competing proposal provides any confidential information to a third party, such third party must enter into a written agreement in favor of the party regarding the use and disclosure of the confidential information by the third party and that restricts the third party’s ability to solicit the employees of that party (including its related corporate bodies controlled by or under common control of such party).

During the two business days after notice is provided as set forth in the preceding paragraph, the other party will have the right to offer to amend the terms of the Transaction so that the terms would provide an equivalent or superior outcome than the competing proposal for the stockholders of the party receiving the competing proposal. The party that has received the competing proposal must procure its board of directors to consider any such counterproposal, and if the board of directors of the party that has received the competing proposal determines, acting in good faith and after having taken advice from its legal and financial advisors, that

•	the counterproposal described above is capable of being completed, taking into account all aspects of the counterproposal, including its conditions, and

•	the counterproposal would, if completed substantially in accordance with its terms, be more favorable to the party’s stockholders than the competing proposal viewed in aggregate,

then both parties must use their best endeavors to agree to the amendments to the Transaction Agreement and related documents that are necessary to reflect the counterproposal and the party that received the counterproposal must use its best endeavors to procure that its board of directors continues to recommend the counterproposal (and not the competing proposal) to its stockholders. Any material modification to any competing proposal (including any material modification relating to the price or value of any competing proposal) will be taken to make that proposal a new competing proposal with respect to which the parties must comply with their obligations described above in the preceding three paragraphs.

Termination

By Either Party.    Either party may terminate the Transaction Agreement by written notice to the other:

•

at any time before 8:00 a.m. on the second court date, if the other party is in material breach of any provision of the Transaction Agreement, provided that the terminating party has given notice to the other party setting out the relevant circumstances and stating an intention to terminate, and the relevant circumstances have continued to exist for 15 business days (or any shorter period ending at 5:00 p.m. on the last business day before the second court date) from the time such notice is given;

•	if mutually agreed upon by the other party; or

•	if the scheme of arrangement has not become effective on or before October 31, 2012.

In addition, if there is a breach or non-fulfillment of a condition precedent that is not waived in accordance with the Transaction Agreement before October 31, 2012 or a condition precedent becomes incapable of satisfaction, either party may serve notice on the other party and the parties agree to consult in good faith to determine whether (1) the Transaction may proceed by way of alternative means or methods, (2) to extend the relevant time or date for satisfaction of the condition precedent, (3) to change the date of the application made to the Supreme Court of Victoria for orders under Australian corporate law approving the scheme of arrangement or to adjourn that application (as applicable) to another date to be agreed upon by Nabi and Biota or (4) to extend the October 31, 2012 end date. If Nabi and Biota are unable to reach such agreement within 15 business days after the delivery of the notice or any shorter period ending at 5:00 p.m. on the day before the second court date, either party may terminate the Transaction Agreement, provided that: (a) the condition precedent to which the notice relates is for the benefit of that party (whether or not the condition precedent is also for the benefit of the other party) and (b) there has been no failure by that party to comply with its obligations under the Transaction

Agreement, where that failure directly and materially contributed to the condition precedent to which the notice relates becoming incapable of satisfaction or being breached or not fulfilled before October 31, 2012.

By Nabi.    Nabi may terminate the Transaction Agreement:

•

at any time before 8:00 a.m. on the second court date by notice in writing to Biota if Biota’s board of directors publicly changes (including by attaching qualifications to) or withdraws its statement that it considers the scheme of arrangement to be in the best interests of Biota stockholders or its recommendation that Biota stockholders approve the scheme of arrangement, in either case in accordance with Biota’s obligations described under “—Board Recommendation” on page 120, or publicly recommends, promotes or otherwise endorses a superior proposal.

By Biota.    Biota may terminate the Transaction Agreement:

•

at any time before 8:00 a.m. on the second court date by notice in writing to Nabi if Nabi’s board of directors publicly changes (including by attaching qualifications to) or withdraws its statement that it considers the Transaction to be in the best interests of Nabi stockholders or its recommendation that Nabi stockholders approve proposals 1 through 4 described in this proxy statement, in either case in accordance with Nabi’s obligations described under “—Board Recommendation” on page 120, or publicly recommends, promotes or otherwise endorses a superior proposal; or

•

if Nabi does not comply with its obligations, after the scheme of arrangement becomes effective, to provide the Nabi closing net cash balance certificate to Biota on the implementation date showing a Nabi closing net cash balance of no less than $54 million in accordance with the scheme of arrangement.

Break Fee

Each of Nabi and Biota has agreed to pay to the other a break fee equal to A$2 million in certain circumstances.

By Nabi.    Nabi is required to pay Biota the break fee if:

•

Nabi’s board of directors fails to state that it considers the Transaction to be in the best interests of Nabi stockholders or fails to recommend the approval of proposals 1 through 4 described in this proxy statement, or publicly changes (including by attaching qualifications to) or withdraws that statement or recommendation;

•	a competing proposal for Nabi is announced or made and is publicly recommended, promoted or otherwise endorsed by Nabi’s board of directors or by a majority of Nabi’s directors;

•

a competing proposal for Nabi is announced or made prior to October 31, 2012 and is completed at any time prior to the first anniversary of the date of the Transaction Agreement and, as a result, a third party acquires control of Nabi or the Nabi group within the meaning of Section 405 of the Securities Act;

•

Biota terminates the Transaction Agreement due to Nabi’s board of directors publicly changing (including by attaching qualifications to) or withdrawing its statement that it considers the Transaction to be in the best interests of Nabi stockholders or its recommendation that Nabi stockholders approve proposals 1 through 4 described in this proxy statement, or publicly recommending, promoting or otherwise endorsing a superior proposal;

•

a Nabi material adverse change or a Nabi regulated event occurs between the date of the Transaction Agreement and 8:00 a.m. on the second court date and Biota terminates the Transaction Agreement in accordance with its terms prior to the implementation date; or

•

the scheme of arrangement is not completed on or before the date which is eight business days after October 31, 2012 due to Nabi failing to comply with its obligations to provide the Nabi closing net cash balance certificate to Biota on the implementation date showing a Nabi closing net cash balance of no less than $54 million.

Notwithstanding the foregoing, Nabi is not required to pay the break fee to Biota if:

•	the scheme of arrangement becomes effective notwithstanding the occurrence of any of the events described in the preceding sentence; or

•

Nabi is entitled to terminate the Transaction Agreement due to (1) Biota’s board of directors publicly changing (including by attaching qualifications to) or withdrawing its statement that it considers the scheme of arrangement to be in the best interests of Biota stockholders or its recommendation that Biota stockholders approve the scheme of arrangement, or publicly recommending, promoting or otherwise endorsing a superior proposal or (2) the occurrence of a Biota material adverse change or Biota regulated event.

In addition, Nabi is not required to pay the break fee to Biota merely by reason that proposals 1 through 4 described in this proxy statement are not approved by Nabi stockholders at the special meeting.

By Biota.    Biota is required to pay Nabi the break fee if:

•

Biota’s board of directors fails to state that they consider the scheme of arrangement to be in the best interests of Biota stockholders or fails to recommend that Biota stockholders approve the scheme of arrangement, or publicly changes (including by attaching qualifications to) or withdraws that statement or recommendation;

•	a competing proposal for Biota is announced or made and is publicly recommended, promoted or otherwise endorsed by Biota’s board of directors or by a majority of Biota’s directors;

•

a competing proposal for Biota is announced or made prior to October 31, 2012 and is completed at any time prior to the first anniversary of the date of the Transaction Agreement and, as a result, a third party acquires control of Biota or the Biota group within the meaning of Section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Biota pursuant to the implementation of a dual-listed company structure or reverse takeover);

•

Nabi terminates the Transaction Agreement due to Biota’s board of directors publicly changing (including by attaching qualifications to) or withdrawing its statement that it considers the scheme of arrangement to be in the best interests of Biota’s stockholders or its recommendation that Biota stockholders approve the scheme of arrangement, or publicly recommending, promoting or otherwise endorsing a superior proposal; or

•

a Biota material adverse change or a Biota regulated event occurs between the date of the Transaction Agreement and 8:00 a.m. on the second court date and Nabi terminates the Transaction Agreement in accordance with its terms prior to the implementation date.

Notwithstanding the foregoing, Biota is not required to pay the break fee to Nabi if:

•	the scheme of arrangement becomes effective notwithstanding the occurrence of any of the events described in the preceding sentence; or

•

Biota is entitled to terminate the Transaction Agreement due to Nabi’s board of directors publicly changing (including by attaching qualifications to) or withdrawing its statement that it considers the Transaction to be in the best interests of Nabi stockholders or its recommendation that Nabi stockholders approve proposals 1 through 4 described in this proxy statement, or publicly recommending, promoting or otherwise endorsing a superior proposal.

In addition, Biota is not required to pay the break fee to Nabi merely by reason that the scheme of arrangement is not approved by Biota stockholders at the Biota stockholders meeting.

If a break fee is payable to the other party as described above, Nabi or Biota, as the case may be, must pay the break fee within five business days after receiving a written notice from the other party setting out the relevant circumstances and requiring payment of the break fee. A written notice requiring payment of the break fee may only be made after the scheme of arrangement fails to become effective by October 31, 2012 or after the termination of the Transaction Agreement. The parties have agreed that payment of the break fee will not limit the rights of the parties in respect of any other claims that they may have against each other, whether under the Transaction Agreement or otherwise.

Costs and Expenses

Other than as described above under “—Break Fee” on page 124, the Transaction Agreement provides that each party will bear its own costs and duties in connection with the Transaction Agreement, except that Biota will reimburse Nabi for its costs in connection with one issuer tender offer, comprising a permitted Nabi stockholder cash transaction (which costs will include not only the costs arising out of the issuer tender offer but also the additional operational costs incurred by Nabi due to the extension of the implementation date resulting from Nabi conducting such issuer tender offer) in the amount that is the lesser of (1) $400,000 and (2) 50% of Nabi’s costs.

Amendment; Waiver

The Transaction Agreement may be amended only by another agreement executed by all of the parties. A waiver is not valid or binding on the party granting that waiver unless made in writing.

PROPOSAL 1

AMENDMENT TO CERTIFICATE OF INCORPORATION

TO INCREASE AUTHORIZED COMMON STOCK

General

The following summary of the amendment described in this proposal is qualified in its entirety by the text of Amendment No. 1 to the Restated Certificate of Incorporation of Nabi which is attached as Annex D to this proxy statement.

Nabi’s board of directors has unanimously adopted a resolution authorizing, approving, declaring advisable and recommending to stockholders for their approval an amendment to Article Four of the Nabi certificate of incorporation increasing the total number of shares of its authorized common stock from 125,000,000 shares to 200,000,000 shares.

The proposed amendment (the “First Amendment”) will become effective upon the filing of the amendment with the Secretary of State of the State of Delaware, which Nabi plans to do promptly after approval of this proposal by the Nabi stockholders.

Reasons for the Proposed Amendment

Nabi’s board of directors recommends approval of the proposed amendment (1) so that it will be able to have sufficient authorized but unissued and unreserved shares to issue the Nabi shares pursuant to the Transaction and (2) to permit the pursuit and effectuation of corporate transactions requiring the issuance of common stock in the future.

Those transactions may include:

•	the issuance of common stock in connection with the growth and expansion of Nabi’s business;

•	the issuance of common stock or securities convertible into common stock in connection with financing and recapitalization transactions;

•	the future authorization of additional shares of common stock for issuance under Nabi’s incentive compensation plans; and

•

the issuance of common stock in connection with other corporate transactions that implement proper business purposes determined by Nabi’s board of directors to be in the best interests of Nabi and its stockholders.

As explained below, only 58,747,130 shares of unissued, unreserved common stock remain available for future issuance.

Nabi needs to increase the number of its presently authorized shares in order to issue the number of shares required by the Transaction in the event that Nabi’s board of directors determines not to implement the reverse stock split described in this proxy statement prior to the completion of the Transaction. In addition, Nabi’s board of directors believes that additional authorized shares should be available in the future in order to permit Nabi to pursue the various transactions described above and to provide for its growth and financial stability. Many of the above transactions arise under circumstances requiring prompt action and do not allow the necessary time to seek stockholder approval to authorize additional shares. Nabi’s board of directors believes that it is very important for it to have the flexibility to be able to act promptly in the best interests of Nabi and its stockholders when circumstances such as those described above arise.

Nabi may pursue from time to time the acquisition of other companies. In the event the proposed increase in authorized shares of Nabi common stock is approved by stockholders, such future acquisitions may be effected for a consideration that includes the issuance of shares of Nabi common stock, or other securities convertible into

Nabi common stock, in partial or full payment of the purchase price. Nabi anticipates that the terms of any acquisitions in which it issue shares will be determined through direct negotiations with the securities holders or controlling persons of the entities or properties being acquired. Other than with respect to the Transaction, Nabi has not entered into any agreements nor made any decisions with respect to the issuance of any shares in connection with any future acquisitions. If Nabi determines to issue shares of common stock in connection with future acquisitions, Nabi will not seek stockholder approval of such issuance unless required as discussed below under “—Future Stockholder Approval of Common Stock Issuances.” The issuance of any such shares of common stock will have no effect on the rights of existing stockholders.

Currently Authorized Common Stock

Of the 125 million currently authorized shares of Nabi common stock, 42,877,226 shares were outstanding and 20,696,277 shares were held as treasury stock at May 15, 2012. In addition, as of that date, a total of 2,679,367 shares of common stock had been reserved for possible issuance in the future for the following purposes:

•	2,300,132 shares of common stock reserved for issuance under Nabi’s 2007 Omnibus Equity and Incentive Plan; and

•	379,235 shares of common stock reserved for issuance under Nabi’s Employee Stock Purchase Plan.

In view of the fact that a total of 66,252,870 shares of Nabi common stock are either outstanding, held as treasury stock or reserved for future issuance as described above, there remains only 58,747,130 shares of unissued, unreserved shares available for future issuance and Nabi expects that it will issue up to approximately 126 million shares of common stock in the Transaction in the event that Nabi’s board of directors determines not to implement the reverse stock split described in this proxy statement prior to the completion of the Transaction.

Future Stockholder Approval of Common Stock Issuances

The additional shares of Nabi common stock sought by the proposed amendment would be available for future issuance without future action by Nabi stockholders, unless such action would be required by applicable law or the rules of the NASDAQ Stock Market. Generally, NASDAQ rules require stockholder approval of proposed issuances of additional shares if the issuance would result in an increase of 20% or more of the total number of shares of common stock outstanding before any such proposed issuance, subject to exemptions for certain public offerings for cash and an exception where the delay in securing stockholder approval would seriously jeopardize Nabi’s financial circumstances and certain other conditions are met. Stockholder approval also is required under NASDAQ rules prior to an issuance of common stock that would result in a change of control of Nabi. Furthermore, NASDAQ rules require stockholder approval under certain circumstances with respect to certain stock option or purchase plans and with respect to proposed issuances of common stock, or of securities convertible into or exercisable for common stock, to directors, officers or substantial stockholders of Nabi or its affiliates.

Potential for Anti-Takeover Effect

Although Nabi’s board of directors’ purpose for seeking an increase in the number of authorized shares of Nabi common stock is not intended for anti-takeover purposes, it should be noted that authorized but unissued shares of Nabi common stock, if issued, could be used by then incumbent management to make more difficult and thereby discourage an attempt to acquire control of Nabi even though its stockholders might deem such an acquisition desirable. For example, the shares could be privately placed with purchasers who might support the board of directors in opposing a hostile takeover bid. The issuance of the new shares could also be used to dilute the stock ownership and voting power of a third party seeking to remove directors, replace incumbent directors, accomplish certain business transactions or alter or amend provisions of the Nabi certificate of incorporation. To the extent that it would impede any such attempts, the issuance of additional shares of Nabi common stock following effectiveness of the proposed amendment to the Nabi certificate of incorporation could potentially serve to perpetuate the management in place after the amendment.

Required Vote and Board of Directors’ Recommendation

Assuming the presence of a quorum, in order to become effective this proposal requires the affirmative vote of the majority of the shares of Nabi common stock outstanding as of the close of business on the record date for the special meeting. Abstentions, failures to submit a proxy (if you do not attend the special meeting in person) and any broker non-votes will have the same effect as a vote against this proposal.

Nabi’s board of directors unanimously recommends that you vote “FOR” the approval of this proposal.

PROPOSAL 2

AMENDMENT TO CERTIFICATE OF INCORPORATION TO

CHANGE THE NAME OF NABI BIOPHARMACEUTICALS

General

The following summary of the amendment described in this proposal is qualified in its entirety by the text of Amendment No. 2 to the Restated Certificate of Incorporation of Nabi, which is attached as Annex E to this proxy statement.

Nabi’s board of directors has unanimously adopted a resolution authorizing, approving, declaring advisable and recommending to stockholders for their approval an amendment to Article First of the Nabi certificate of incorporation to change the company’s name to “Biota Pharmaceuticals, Inc.” if the Transaction is completed. The name change will be effected only if (1) the Nabi stockholders approve the Transaction Proposals, (2) the Biota stockholders approve the Transaction, (3) the Supreme Court of Victoria, Australia approves the Transaction and (4) the Transaction is completed. The proposed amendment (the “Second Amendment”) to the Nabi certificate of incorporation, if approved, will be filed with the Secretary of State of the State of Delaware after the completion of the Transaction. In connection with the name change of Nabi to Biota Pharmaceuticals, Inc., the trading symbol for Nabi common stock on the NASDAQ will be changed from “NABI” to “[*****].”

Required Vote and Board of Directors’ Recommendation

Assuming the presence of a quorum, in order to become effective this proposal requires the affirmative vote of the majority of the shares of Nabi common stock outstanding as of the close of business on the record date for the special meeting. Abstentions, failures to submit a proxy (if you do not attend the special meeting in person) and any broker non-votes will have the same effect as a vote against this proposal.

Nabi’s board of directors unanimously recommends that you vote “FOR” the approval of this proposal.

PROPOSAL 3

AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECTUATE REVERSE STOCK SPLIT

The following summary of the amendment described in this proposal is qualified in its entirety by the text of Amendment No. 3 to the Nabi certificate of incorporation which is attached as Annex F to this proxy statement. Nabi’s board of directors has unanimously adopted a resolution authorizing, approving, declaring advisable and recommending to stockholders for the approval an amendment to the Nabi certificate of incorporation to effect a reverse stock split (the “Reverse Stock Split”), as described below (the “Third Amendment”).

If approved by Nabi stockholders, the Reverse Stock Split would permit (but not require) Nabi’s board of directors to effect a reverse stock split of Nabi common stock at any time prior to the December 31, 2012 deadline described below at one of five reverse split ratios, 1-for-4, 1-for-5, 1-for-6, 1-for-7 or 1-for-8, as determined by the board of directors in its sole discretion. We believe that leaving the determination of the final ratio to the discretion of Nabi’s board of directors (provided that it is one of the five proposed ratios) will provide Nabi with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for Nabi stockholders. In determining a ratio, if any, following the receipt of the approval of Nabi stockholders, Nabi’s board of directors may consider, among other things, factors such as:

•	the historical trading price and trading volume of Nabi common stock;

•	the number of shares of Nabi common stock outstanding, including the number of shares of Nabi common stock issued in the Transaction (if the Transaction Proposals are approved);

•	the then-prevailing trading price and trading volume of Nabi common stock and the anticipated impact of the Reverse Stock Split on the trading market for Nabi common stock;

•	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

The Reverse Stock Split currently is expected to be implemented immediately prior to the completion of the Transaction. Nabi’s board of directors reserves its right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of Nabi and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by Nabi’s board of directors, four, five, six, seven or eight shares of Nabi’s existing common stock, as determined by the board of directors, will be combined into one share of common stock. The number of shares of common stock issued and outstanding will therefore be reduced, in an amount which will depend upon the reverse stock split ratio determined by Nabi’s board of directors. The amendment to the Nabi certificate of incorporation that is filed to effect the Reverse Stock Split, if any, will include only the reverse split ratio determined by Nabi’s board of directors to be in the best interests of Nabi stockholders and all of the other proposed amendments at different ratios will be abandoned.

The Reverse Stock Split, if approved by Nabi stockholders, would become effective upon the filing of the Third Amendment with the Secretary of State of the State of Delaware. The exact timing of the filing of the Reverse Stock Split will be determined by Nabi’s board of directors based on its evaluation as to when such action will be the most advantageous to Nabi and its stockholders. The Reverse Stock Split currently is expected to be implemented immediately prior to the completion of the Transaction. However, Nabi’s board of directors reserves the right, notwithstanding stockholder approval and without further action by Nabi stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the Third Amendment, Nabi’s board of directors, in its sole discretion, determines that it is no longer in Nabi’s best interests and the best interests of its stockholders to proceed with the Reverse Stock Split. If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Secretary of State of the State of Delaware by the close of business on December 31, 2012, Nabi’s board of directors will abandon the Reverse Stock Split.

In lieu of issuing fractional shares of Nabi common stock, Nabi stockholders of record who would otherwise hold fractional shares as a result of the Reverse Stock Split will be entitled to receive cash (without interest) in lieu of such fractional shares determined by multiplying (i) the fractional share interest to which the stockholder would otherwise be entitled, after taking into account all shares of common stock then held by the stockholder immediately prior to the effective time of the Reverse Stock Split, and (ii) the average closing sale price of shares of Nabi common stock for the 10 trading days immediately prior to the effective time of the Reverse Stock Split as officially reported by NASDAQ.

Background and Reasons for the Reverse Stock Split

Nabi’s board of directors is submitting the Reverse Stock Split to Nabi stockholders for approval with the primary intent of increasing the price of Nabi common stock to make Nabi common stock more attractive to a broader range of institutional and other investors, and to ensure Nabi’s stock price remains in compliance with NASDAQ listing requirements. In addition to increasing the price of Nabi common stock, the Reverse Stock Split would also reduce certain of Nabi’s costs, such as proxy related fees. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Split is in the best interests of Nabi and its stockholders.

We believe that the Reverse Stock Split will make Nabi common stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of Nabi common stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. We believe that the Reverse Stock Split will make Nabi common stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of Nabi common stock.

In addition, the increase in the price of Nabi common stock that is expected to result from the Reverse Stock Split may be necessary for Nabi to meet the initial listing application criteria of the NASDAQ. See “Regulatory and Other Approvals Required for the Transaction—NASDAQ Initial Listing Application Requirement.” In accordance with those listing standards, Nabi will be required to have a minimum bid price of Nabi’s common stock of at least $4.00 upon the completion of the Transaction. A failure to satisfy such minimum bid price requirements may subject the company to the NASDAQ’s procedures for independent review, suspension from listing, or delisting. By reducing the number of shares outstanding and thereby increasing the stock price of Nabi common stock, Nabi will mitigate the risk of non-compliance with such NASDAQ listing requirements.

Reducing the number of outstanding shares of Nabi common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of Nabi common stock. However, other factors, such as Nabi’s financial results, market conditions and the market perception of the success of the Transaction and Nabi’s business may adversely affect the market price of Nabi common stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of Nabi common stock will increase following the Reverse Stock Split or that the market price of Nabi common stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of Nabi common stock after a Reverse Stock Split will increase in proportion to the reduction in the number of shares of Nabi common stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of Nabi common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

In addition to increasing the price of Nabi common stock, we believe that a Reverse Stock Split will provide Nabi and its stockholders with other benefits. Currently, the fees that Nabi pays to list shares of Nabi common stock on the NASDAQ are based on the number of shares Nabi has outstanding. Also, the fees that Nabi pays for custody and clearing services, the fees that Nabi pays to the SEC to register securities for issuance and the costs of Nabi’s proxy solicitations are all based on or related to the number of shares being held, cleared or registered as applicable. Reducing the number of shares that are outstanding and that will be issued in the future may reduce the amount of fees and tax that Nabi pays to these organizations and agencies, as well as other organizations and agencies that levy charges based on the number of shares rather than the value of the shares.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

The number of shares of Nabi common stock that will be affected by the Reverse Stock Split depends on the number of shares that are tendered in connection with the currently contemplated issuer tender offer (described under “Repurchase of Nabi Common Stock; Dividends and Distributions” beginning on page 77 of this proxy statement). Assuming that the Reverse Stock Split is implemented immediately prior to the completion of the Transaction and excluding for these purposes the effect of the currently contemplated issuer tender offer on the number of shares of Nabi common stock outstanding, it is expected that approximately 66.25 million shares issued (or reserved for issuance) will be affected by the Reverse Stock Split. In addition, the number of shares of Nabi common stock that are issued to Biota stockholders at the completion of the Transaction will reflect the effect of the Reverse Stock Split.

Depending on the ratio for the Reverse Stock Split determined by Nabi’s board of directors, four, five, six, seven or eight shares of existing Nabi common stock, as determined by the board of directors, will be combined into one new share of common stock. The number of shares of Nabi common stock issued and outstanding will therefore be reduced, depending upon the reverse stock split ratio determined by Nabi’s board of directors. The table below shows the number of authorized and issued (or reserved for issuance) shares of Nabi common stock that will result from the listed hypothetical reverse stock split ratios (without giving effect to the treatment of fractional shares), including the shares of Nabi common stock that are issued to Biota stockholders at the completion of the Transaction but excluding the effect of the currently contemplated issuer tender offer:

Approximate number of shares of Nabi common stock outstanding plus shares of Nabi common stock reserved for issuance following the Reverse Stock Split (millions of shares)
1 for 4	1 for 5	1 for 6	1 for 7	1 for 8
48.06	38.45	32.04	27.46	24.03

The actual number of shares outstanding after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio that is ultimately determined by Nabi’s board of directors and the number of Nabi shares that are tendered and accepted for exchange in connection with the currently contemplated issuer tender offer.

If approved and implemented, the Reverse Stock Split will be realized simultaneously and in the same ratio for all of Nabi common stock. The Reverse Stock Split will affect all holders of Nabi common stock uniformly and will not affect any stockholder’s percentage ownership interest in Nabi, except that as described below under “—Fractional Shares” on page 135, record holders of Nabi common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive a cash payment in lieu of such fractional share. These cash payments will reduce the number of post-Reverse Stock Split holders of Nabi common stock to the extent there are currently stockholders who would otherwise receive less than one share of Nabi common stock after the Reverse Stock Split. In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Nabi common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the effective time of the Reverse Stock Split, Nabi common stock will have a new Committee on Uniform Securities Identification Procedures (“CUSIP”) number, which is a number used to identify Nabi’s equity securities, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described below.

Beneficial Holders of Nabi Common Stock (i.e. stockholders who hold in street name)

Upon the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding Nabi common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split and making payment for fractional shares. If a stockholder holds shares of Nabi common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered “Book-Entry” Holders of Nabi Common Stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of Nabi common stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These stockholders do not have stock certificates evidencing their ownership of Nabi common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

If a stockholder holds registered shares in book-entry form with the transfer agent, they will be sent a transmittal letter by our transfer agent after the effective time of the Reverse Stock Split, and will need to return a properly completed and duly executed transmittal letter in order to receive any cash payment in lieu of fractional shares or other distributions, if any, that may be declared and payable to holders of record following the Reverse Stock Split.

Holders of Certificated Shares of Nabi Common Stock

Stockholders holding shares of Nabi common stock in certificated form will be sent a transmittal letter by the transfer agent after the effective time of the Reverse Stock Split. The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of Nabi common stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split common stock (the “New Certificates”). No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Stockholders will then receive a New Certificate(s) representing the number of whole shares of common stock that they are entitled as a result of the Reverse Stock Split. Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split common stock to which these stockholders are entitled. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s). If a stockholder is entitled to a payment in lieu of any fractional share interest, such payment will be made as described below under “—Fractional Shares.”

Nabi Stockholders should not destroy any stock certificate(s) and should not submit any stock certificate(s) until requested to do so.

Fractional Shares

We do not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, we do not expect to issue certificates representing fractional shares. Stockholders of record who would otherwise hold fractional shares, because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the split ratio ultimately determined by Nabi’s board of directors, will be entitled to receive cash (without interest) in lieu of such fractional shares determined by multiplying (i) the fractional share interest to which the stockholder would otherwise be entitled, after taking into account all shares of common stock then held by the stockholder immediately prior to the effective time of the Reverse Stock Split, and (ii) the average closing sale price of shares of Nabi common stock for the 10 trading days immediately prior to the effective time of the Reverse Stock Split as officially reported by NASDAQ.

If a stockholder who holds shares in certificated form is entitled to a payment in lieu of any fractional share interest, the stockholder will receive a check as soon as practicable after the effective time of the Reverse Stock Split and after the stockholder has submitted an executed transmittal letter and surrendered all Old Certificates, as described above in “—Holders of Certificated Shares of Common Stock” on page 134. If a stockholder holds shares of Nabi common stock with a bank, broker, custodian or other nominee, those stockholders should contact their bank, broker, custodian or other nominee for information on the treatment and processing of fractional shares by their bank, broker, custodian or other nominee. By signing and cashing the check, stockholders will warrant that they owned the shares of Nabi common stock for which they received a cash payment. The cash payment is subject to applicable federal and state income tax and state abandoned property laws. Stockholders will not be entitled to receive interest for the period of time between the effective time of the Reverse Stock Split and the date payment is received.

Effect of the Reverse Stock Split on Equity Incentive Plan Awards

Based upon the Reverse Stock Split ratio determined by Nabi’s board of directors, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options. This would result in approximately the same aggregate price being required to be paid under such options upon exercise, and approximately the same value of shares of common stock being delivered upon such exercise, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split. The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted. The number of shares reserved for issuance pursuant to these securities will be reduced proportionately based upon the reverse stock split ratio determined by Nabi’s board of directors.

Accounting Matters

The proposed amendments to the Nabi certificate of incorporation will not affect the par value of Nabi common stock per share, which will remain at $0.10. As a result, as of the effective time of the Reverse Stock Split, the stated capital attributable to Nabi common stock on Nabi’s balance sheet will be reduced proportionately based on the reverse stock split ratio (including a retroactive adjustment of prior periods), and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. Reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding.

Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of Nabi common stock.

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of Nabi common stock that for U.S. income tax purposes is: (i) a citizen or individual resident of the U.S., (ii) a corporation organized in or under the laws of the U.S. or any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) any trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or it has a valid election in place to be treated as a U.S. person (a “U.S. holder”). This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold Nabi common stock as “capital assets” (generally, property held for investment).

This summary is based on the provisions of the IRC, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of June 1, 2012. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

Each prospective investor should consult its own tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences of the Reverse Stock Split.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Nabi common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Nabi common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, except as described below with respect to cash in lieu of fractional shares, no gain or loss will be recognized upon the Reverse Stock Split. Accordingly, the aggregate tax basis in the common stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis in the common stock surrendered (excluding the portion of the tax basis that is allocable to any fractional share), and the holding period for the common stock received should include the holding period for the common stock surrendered.

A U.S. holder who receives cash in lieu of a fractional share of Nabi common stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Nabi common stock surrendered that is allocated to such fractional share of Nabi common stock. Such capital gain or loss should be long term capital gain or loss if the U.S. holder’s holding period for Nabi common stock surrendered exceeded one year at the effective time of the Reverse Stock Split. The deductibility of net capital losses by individuals and corporations is subject to limitations.

U.S. Information Reporting and Backup Withholding.    Information returns generally will be required to be filed with the Internal Revenue Service (“IRS”) with respect to the receipt of cash in lieu of a fractional share of Nabi common stock pursuant to the Reverse Stock Split in the case of certain U.S. holders. In addition, U.S. holders may be subject to a backup withholding (at the current applicable rate of 28%) on the payment of such cash if they do not provide their taxpayer identification numbers in the manner required or otherwise fail to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the U.S. holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The discussion in this section is addressed to “non-U.S. holders.” A non-U.S. holder is a beneficial owner of Nabi common stock that is not a U.S. holder, as defined above.

Generally, non-U.S. holders should not be subject to U.S. federal income tax or, subject to the discussion below under the heading “U.S. Information Reporting and Backup Withholding,” withholding tax on any gain realized upon the Reverse Stock Split unless: (a) such gain is effectively connected with the conduct of a trade or business carried on by the non-U.S. holder in the U.S. (in which case a 30% branch profits tax may also apply if the non-U.S. holder is a corporation), and, if required by applicable income tax treaty, is attributable to a non-U.S. holder’s permanent establishment in the U.S., (b) with respect to non-U.S. holders who are individuals, such non-U.S. holders are present in the U.S. for 183 days or more in the taxable year of the Reverse Stock Split and other conditions are met, or (c) Nabi is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied. Nabi believes that currently it is not, and does not anticipate becoming, a USRPHC.

U.S. Information Reporting and Backup Withholding.    In general, backup withholding and information reporting will not apply to payment of cash in lieu of a fractional share of Nabi common stock to a non-U.S. holder pursuant to the Reverse Stock Split if the non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder and the applicable withholding agent does not have actual knowledge to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS. In certain circumstances the amount of cash paid to a non-U.S. holder in lieu of a fractional share of Nabi common stock, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

No Appraisal Rights

Under Delaware law and the Nabi certificate of incorporation, holders of Nabi common stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Required Vote and Board of Directors’ Recommendation

Assuming the presence of a quorum, in order to become effective this proposal requires the affirmative vote of holders of a majority of the shares of Nabi common stock outstanding as of the close of business on the record date for the special meeting. Abstentions, failures to submit a proxy (if you do not attend the special meeting in person) and any broker non-votes will have the same effect as a vote against this proposal.

Nabi’s board of directors has unanimously recommends that you vote “FOR” the approval of this proposal.

PROPOSAL 4

ISSUANCE OF NABI SHARES IN CONNECTION WITH THE TRANSACTION

Nabi’s board of directors has unanimously adopted a resolution authorizing, approving, declaring advisable and recommending to Nabi stockholders for their approval the issuance of Nabi common stock to Biota’s stockholders in connection with the Transaction.

NASDAQ Stock Market Listing Rule 5635 requires stockholder approval for the issuance of Nabi common stock (1) in connection with the acquisition of the stock or assets of another company if the issuance would result in an increase of 20% or more of the total number of shares of Nabi common stock outstanding before any such proposed issuance, or (2) that constitutes a change of control of Nabi. Both of these events will occur if the Transaction is completed.

As of May 15, 2012, 42,877,226 shares of Nabi common stock were issued and outstanding and 20,696,277 shares were held as treasury stock. Upon the consummation of the Transaction, and subject to adjustment as described below, Biota’s stockholders will acquire an aggregate of up to approximately 126 million shares of Nabi common stock, which represents approximately 74% of the shares of Nabi common stock issued and outstanding prior to the consummation of the Transaction. In the event that Nabi conducts an issuer tender offer or similar transaction to purchase shares of Nabi common stock or implements the reverse stock split described in this proxy statement before the completion of the Transaction, the number of shares of Nabi common stock to be issued in exchange for each ordinary share of Biota will be adjusted in accordance with the Transaction Agreement in order to preserve the respective percentage of shares of the outstanding common stock of the combined company to be held immediately after the completion of the Transaction by Biota’s former stockholders on the one hand (collectively being approximately 74%) and Nabi’s existing stockholders on the other hand (collectively being approximately 26%).

Required Vote and Board of Directors’ Recommendation

Assuming the presence of a quorum, in order to become effective this proposal requires the affirmative vote of the holders of a majority of the shares of Nabi common stock properly cast on the proposal at the special meeting. Abstentions, failures to submit a proxy (if you do not attend the special meeting in person) and any broker non-votes will have no effect on the outcome of the vote on this proposal.

Nabi’s board of directors unanimously recommends that you vote “FOR” the approval of this proposal.

PROPOSAL 5

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act and the SEC’s rules thereunder, Nabi is asking its stockholders to cast an advisory (non-binding) vote on the compensation that may be payable to its named executive officers under existing agreements in connection with the Transaction, as described in this proxy statement under “The Transaction—Executive Compensation Payable in Connection with the Transaction—Change in Control Compensation,” including in the associated narrative discussion. In accordance with these requirements, Nabi is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be payable to Nabi’s named executive officers in connection with the Transaction, as disclosed in the table captioned “Change in Control Compensation” beginning on page 70 of the proxy statement under “The Transaction—Executive Compensation Payable in Connection with the Transaction,” including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be payable, are hereby APPROVED.”

The vote on the compensation payable in connection with the Transaction is a vote separate and apart from the votes on the other proposals described in this proxy statement. You may vote to approve this proposal and vote not to approve another proposal, or you may vote against this proposal and vote to approve some or all of the other proposals. Because the vote on this proposal is advisory in nature only, it will not be binding on Nabi. Accordingly, because Nabi is contractually obligated to pay the compensation covered by this proposal, such compensation will be payable, subject only to the applicable conditions, if the Transaction is approved and regardless of the outcome of the advisory vote.

Required Vote and Board of Directors’ Recommendation

Assuming the presence of a quorum, in order to become effective this proposal requires the affirmative vote of the holders of a majority of the shares of Nabi common stock properly cast on this proposal at the special meeting. Abstentions, failures to submit a proxy (if you do not attend the special meeting in person) and any broker non-votes will have no effect on the outcome of the vote on this proposal.

Nabi’s board of directors unanimously recommends that you vote “FOR” the approval of this proposal.

PROPOSAL 6

ADJOURNMENT OF SPECIAL MEETING

Nabi is asking its stockholders to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of approval of any of the Transaction Proposals.

If the number of shares of Nabi common stock present in person or represented by proxy at the special meeting voting in favor of proposal 1, proposal 2, proposal 3 or proposal 4 is insufficient to approve one or more of such proposals at the time of the special meeting, then Nabi may move to adjourn the special meeting in order to enable the Board to solicit additional proxies in respect of the applicable proposal. In that event, Nabi stockholders will be asked to vote only upon the adjournment proposal, and not on any other proposal.

In this proposal, you are being asked to authorize the holder of any proxy solicited by Nabi’s board of directors to vote in favor of granting discretionary authority to the proxy or attorney-in-fact to adjourn the special meeting one or more times for the purpose of soliciting additional proxies. If Nabi stockholders approve the adjournment proposal, Nabi could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Nabi stockholders that have previously returned properly executed proxies or authorized a proxy by using the Internet or telephone. Among other things, approval of the adjournment proposal could mean that, even if Nabi has received proxies representing a sufficient number of votes against the approval of proposal 1, proposal 2, proposal 3 or proposal 4 that such proposal would be defeated, Nabi could adjourn the special meeting without a vote on such proposal and seek to obtain sufficient votes in favor of such proposal to obtain approval of that proposal.

Required Vote and Board of Directors’ Recommendation

Assuming the presence of a quorum, in order to become effective this proposal requires the affirmative vote of the holders of a majority of the shares of Nabi common stock properly cast on this proposal at the special meeting. Abstentions, failures to submit a proxy (if you do not attend the special meeting in person) and any broker non-votes will have no effect on the outcome of the vote on this proposal.

Nabi’s board of directors unanimously recommends that you vote “FOR” the approval of this proposal.

FUTURE NABI STOCKHOLDER PROPOSALS AND NOMINATIONS

Nabi has not yet set the date of its 2012 annual meeting of stockholders. The 2012 annual meeting of stockholders will therefore occur more than 30 days after the anniversary of the previous year’s annual meeting. Accordingly, to be considered for inclusion in Nabi’s proxy statement relating to the 2012 annual meeting pursuant to Rule 14a-8 under the Exchange Act, a stockholder proposal must be submitted to Nabi a reasonable time before Nabi begins to print its proxy materials for the 2012 annual meeting. Under Nabi’s by-laws, notice of stockholder nominations of a person to serve on Nabi’s board of directors and other stockholder proposals (not submitted for inclusion in Nabi’s proxy statement for the 2012 annual meeting pursuant to Rule 14a-8) will be considered timely if delivered to or mailed and received at the principal executive offices of Nabi not later than 90 days before the 2012 annual meeting; provided, however, that in the event that less than 100 days’ notice or prior public disclosure of the 2012 annual meeting date is given or made to stockholders, then notice by the stockholder, to be timely, must be received no later than the close of business on the 10th day after such notice of the meeting date was mailed or such prior public disclosure was made. Nabi expects that it will announce the date of the 2012 annual meeting, and the specific deadlines for submission of stockholder proposals and nominations in respect thereof, by filing a Current Report on Form 8-K with the SEC promptly after Nabi’s board of directors establishes the date of the meeting.

All stockholder proposals and nominations of persons to serve on Nabi’s board of directors should be sent by certified mail, return receipt requested, to Nabi Biopharmaceuticals at 12270 Wilkins Avenue, Rockville, Maryland 20852.

WHERE YOU CAN FIND MORE INFORMATION

Where Stockholders Can Find More Information About Nabi

Nabi files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Nabi files at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Nabi’s SEC filings are also available to the public at the SEC’s website at www.sec.gov or at Nabi’s website at www.nabi.com. Unless otherwise provided below, the information provided in Nabi’s SEC filings (or available on Nabi’s website) is not part of this proxy statement and is not incorporated by reference.

The SEC allows Nabi to incorporate by reference into this proxy statement documents it files with the SEC. This means that, if you are a Nabi stockholder, Nabi can disclose important information to you by referring you to those documents.

The information filed by Nabi and incorporated by reference is considered to be a part of this document, and later information that Nabi files with the SEC will update and supersede that information. Statements contained in this document, or in any document incorporated in this document by reference, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the SEC. Nabi incorporates by reference the documents listed below and any documents filed by Nabi pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than documents or information “furnished” to and not “filed” with the SEC) after the date of this proxy statement and before the date of the special meeting:

•	Annual Report on Form 10-K for the year ended December 31, 2011, as amended by the Form 10-K/A filed with the SEC on April 30, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012; and

•	Current Reports on Form 8-K filed with the SEC on April 23, 2012 and April 26, 2012.

Nabi undertakes to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of Nabi filings should be directed to Nabi Biopharmaceuticals at 12270 Wilkins Avenue, Rockville, Maryland 20852 or by telephone at 301-770-3099.

Document requests from Nabi should be made by [*****], 2012 in order to receive them before the special meeting.

Stockholders should not rely on information other than that contained or incorporated by reference in this proxy statement. Nabi has not authorized anyone to provide information that is different from that contained in this proxy statement. This proxy statement is dated [*****], 2012. No assumption should be made that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement will not create any implication to the contrary.

If you have questions about the special meeting or the Transaction after reading this proxy, or if you would like additional copies of this proxy statement or the proxy card, you should contact Nabi Biopharmaceuticals at 12270 Wilkins Avenue, Rockville, Maryland 20852 or by telephone at 301-770-3099.

Where Stockholders Can Find More Information About Biota

Biota is listed on ASX and, as such, Biota is a disclosing entity for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations. As a company listed on ASX, Biota is subject to the Listing Rules which, subject to certain exceptions, require immediate disclosure to the market of any information of which Biota is aware which a reasonable person would expect to have a material impact on the price or value of its securities.

ASIC also maintains records of documents lodged with it by Biota, and these may be obtained from or inspected at any office of ASIC.

Information is also available on Biota’s website at www.biota.com.au. The information provided on Biota’s website is not part of this proxy statement and is not incorporated by reference.

ANNEX A

Merger Implementation

Agreement

Biota Holdings Limited

Nabi Biopharmaceuticals

Allens Arthur Robinson

Level 27

530 Collins Street

Melbourne VIC 3000 Australia

Tel +61 3 9614 1011

Fax +61 3 9614 4661

www.aar.com.au

© Copyright Allens Arthur Robinson, Australia 2012

Merger Implementation Agreement

1.	Definitions and Interpretation		4
	1.1	Definitions	4
	1.2	Interpretation	20
	1.3	Best endeavours	21

2.	Agreement to Proceed with Merger		21

3.	Conditions Precedent and Pre-Implementation Steps		22
	3.1	Conditions Precedent	22
	3.2	Benefit and waiver of Conditions Precedent	24
	3.3	Best endeavours and co-operation	24
	3.4	Notifications	25
	3.5	Failure of Conditions Precedent	25
	3.6	Certificates in relation to Conditions Precedent	26

4.	Scheme		26
	4.1	Outline of Scheme	26
	4.2	Scheme Consideration	27
	4.3	Treatment of Ineligible Foreign Biota Shareholders	28
	4.4	Status of New Nabi Shares	28

5.	Nabi Closing Net Cash Balance		28
	5.1	Cash offsets	28
	5.2	Nabi Closing Net Cash Balance Certificate	29
	5.3	Access to information	29
	5.4	Dispute resolution procedure	29

6.	Steps for Implementation		30
	6.1	Biota’s obligations in respect of the Transactions	30
	6.2	Nabi’s obligations in respect of the Transactions	33
	6.3	Preparation of Scheme Booklet	35
	6.4	Preparation of Nabi Proxy Statement	37
	6.5	Nabi Board as of Implementation Date	38
	6.6	Nabi Management as of Implementation Date	38
	6.7	Indemnification	38

7.	Conduct of Business and Requests for Access		38
	7.1	Conduct of business	38
	7.2	Access to information and co-operation	39
	7.3	No Regulated Events	39
	7.4	Restriction on Cash payments	40
	7.5	Amendment of CVR Agreement	40

8.	Board Recommendations		40
	8.1	Biota Board recommendation	40
	8.2	Nabi Board recommendation	41

9.	Public Announcements, Communications and Confidentiality		42
	9.1	Required announcements	42
	9.2	Agreement on other Communications	42
	9.3	Disclosure on termination of this Agreement	43

Merger Implementation Agreement

	9.4	Confidentiality Agreement	43

10.	Representations and Warranties		43
	10.1	Nabi representations and warranties	43
	10.2	Biota representations and warranties	51
	10.3	Reliance by parties	57
	10.4	Notifications	58
	10.5	Status of representations and warranties	58
	10.6	Disclosures	58

11.	Exclusivity		58
	11.1	Termination of existing discussions	58
	11.2	No shop restriction	58
	11.3	No talk restriction	59
	11.4	No due diligence	59
	11.5	Notification of approach	59
	11.6	Exceptions	60
	11.7	Normal provision of information	61

12.	Break Fees		62
	12.1	Payment of costs	62
	12.2	Biota Break Fee	62
	12.3	Nabi Break Fee	63
	12.4	Compliance with law	63
	12.5	Time for payment	64

13.	Termination		64
	13.1	Termination by either party	64
	13.2	Termination by Nabi	64
	13.3	Termination by Biota	65
	13.4	Effect of termination	65

14.	GST		65
	14.1	Recovery of GST	65
	14.2	Liability net of GST	65
	14.3	Adjustment events	65
	14.4	Cost exclusive of GST	65
	14.5	Survival	66
	14.6	Definitions	66

15.	Miscellaneous		66
	15.1	Notices	66
	15.2	No waiver	67
	15.3	Remedies cumulative	68
	15.4	Entire agreement	68
	15.5	Amendment	68
	15.6	Assignment	68
	15.7	No merger	68
	15.8	Further assurances	68
	15.9	Costs and duty	68
	15.10	Severability of provisions	69

Merger Implementation Agreement

15.11	Governing law and jurisdiction	69
15.12	Counterparts	69

Schedule 1	70
Regulatory Approvals	70

Schedule 2	71
Merged Group Board and Senior Management	71

Schedule 3	73
Form of Nabi Closing Net Cash Balance Certificate	73

Schedule 4	74
Knowledge	74

Annexure A	77
Nabi Public Announcement	77

Annexure B	78
Biota Public Announcement	78

Merger Implementation Agreement

Date	2012

Parties

1.	Biota Holdings Limited ACN 006 479 081 of Unit 10, 585 Blackburn Road, Notting Hill, Victoria 3168 (Biota).

2.	Nabi Biopharmaceuticals of 12270 Wilkins Avenue, Rockville, Maryland 20852 (Nabi).

Recitals

A	Biota and Nabi propose to undertake a merger by means of Nabi acquiring all of Biota’s issued shares pursuant to a scheme of arrangement in consideration for Nabi issuing Nabi shares to Biota shareholders.

B	Biota and Nabi have agreed to implement the merger, upon and subject to the terms and conditions of this Agreement.

It is agreed as follows.

1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply unless the context requires otherwise.

1933 Act means the United States Securities Act of 1933, as amended.

1934 Act means the United States Securities Exchange Act of 1934, as amended.

ACCC means the Australian Competition and Consumer Commission.

Accounting Principles means the generally accepted accounting principles in the United States consistently applied.

Accounting Standards means:

(a)	the accounting standards made by the Australian Accounting Standards Board from time to time for the purposes of the Corporations Act;

(b)	the requirements of the Corporations Act in relation to the preparation and content of accounts; and

(c)	generally accepted accounting principles and practices in Australia consistently applied, except those principles and practices which are inconsistent with the standards or requirements referred to in paragraph (a) or (b).

Adviser means, in relation to an entity, a financier, financial adviser, corporate adviser, legal adviser, or technical or other expert adviser or consultant who provides advisory services in a professional capacity to the market in general and who has been engaged by that entity.

Agreed Termination Payments means payments to employees of Nabi Group Members, other than those employees notified by Biota to Nabi prior to the Implementation Date, which;

(a)	the parties agree may be made in respect of the termination of the employment of such employees; and

(b)	have been quantified on the basis of the advice of Nabi’s outside tax advisers.

Merger Implementation Agreement

Announcement Date means:

(a)	the date on which this Agreement is executed; or

(b)	if this Agreement is executed on a day that is not a Trading Day, the first Trading Day immediately following the day of execution.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the ASX operated by it.

ASX Listing Rules means the official listing rules of ASX.

ATO means the Australian Taxation Office.

Biota Board means the board of directors of Biota (as constituted from time to time), and includes any authorised committee of directors.

Biota Break Fee means an amount equal to $2 million (exclusive of GST).

Biota Director means a director of Biota.

Biota Disclosed Information means all information (in whatever form) provided by Biota and its Representatives to Nabi and its Representatives either:

(a)	in the on-line data room established (including management presentations and in response to requests for information provided in the on-line data room); or

(b)	in writing to the Chief Executive Officer of Nabi, in connection with the Transactions before entry into this Agreement.

Biota ESP means:

(a)	the equity incentive programs conducted under the Biota employee option plan, being the Equity Retention Incentive program and the TSR Equity Incentive program; and

(b)	the Biota Executive Deferred Bonus Plan.

Biota Group means Biota and its Related Bodies Corporate.

Biota Group Member means a member of the Biota Group.

Biota Properties means all real property owned, leased, licensed or otherwise occupied by Biota.

Biota Public Announcement means the public announcement to be made by Biota in the form of annexure B.

Biota Material Adverse Change means any effect, event, occurrence or matter that individually or when aggregated with all such effects, events, occurrences or matters:

(a)	diminishes, or is reasonably likely to diminish, (whether now or in the future) the consolidated net assets of the Biota Group by an amount equal to $5 million or more, as compared to the consolidated net assets of the Biota Group as at 31 December 2011 reported in Biota’s financial statements for the financial half-year ended 31 December 2011; or

(b)	has the result that the Biota Group is unable to carry on its business in substantially the same manner as carried on as at the date of this Agreement, or that otherwise materially and adversely affects the prospects of the Biota Group,

Merger Implementation Agreement

other than an effect, event, occurrence or matter:

(c)	required to be undertaken or procured by the Biota Group pursuant to the Transaction Documents;

(d)	to the extent that effect, event, occurrence or matter is fairly disclosed in the Biota Disclosed Information;

(e)	resulting from or arising in connection with any change affecting the financial or securities markets in the United States of America or Australia or changes affecting the United States of America economy generally or the Australian economy generally or the economy of any region in which the Biota Group conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of the Biota Group, taken as a whole, relative to other persons operating in the same industries as the Biota Group;

(f)	resulting from changes that affect the industry in which Biota conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of the Biota Group, taken as a whole, relative to other persons operating in the same industries as the Biota Group;

(g)	resulting from changes in the market price or trading volume of Biota shares (it being understood that the facts or occurrences giving rise to or contributing to such change in the market price or trading volume may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Biota Material Adverse Change);

(h)	resulting from the failure of Biota to meet any operating projections or forecasts, or published revenue or earnings projections (it being understood that the facts or occurrences giving rise to or contributing to such failure to meet operating projections or forecasts, or published revenue or earnings projections may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Biota Material Adverse Change);

(i)	resulting from or arising in connection with the announcement, existence or performance (in accordance with its terms) of this Agreement, the Scheme, or the Transactions; or

(j)	resulting from or arising in connection any suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim involving the Biota Group relating to this Agreement, the Merger or any other transaction contemplated by this Agreement, including without limitation, any such suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim arising from allegations of breach of fiduciary duty or other violation of applicable law.

Biota Provided Proxy Statement Information means all information regarding the Biota Group and the Merged Group (except to the extent the information in relation to the Merged Group is derived from information regarding the Nabi Group) that is provided by or on behalf of Biota to Nabi or any of its Representatives to enable the Nabi Proxy Statement to be prepared and completed in accordance with clause 6.2 and any updates to that information prepared by or on behalf of Biota in accordance with clause 6.1(x).

Biota Provided Scheme Booklet Information means all information included in the Scheme Booklet, and any updates to that information prepared by or on behalf of Biota in accordance with clause 6.1(k), other than:

(a)	the Nabi Provided Scheme Booklet Information and any information solely derived from, or prepared solely in reliance on, the Nabi Provided Scheme Booklet Information; and

(b)	the Independent Expert’s Report and any Investigating Accountant’s Report.

Merger Implementation Agreement

Biota Register means the register of members of Biota maintained by or on behalf of Biota in accordance with section 168(1) of the Corporations Act.

Biota Regulated Event means the occurrence of any of the following events (other than as required to be undertaken or procured by the Biota Group pursuant to, or otherwise as contemplated by, the Transaction Documents, or to the extent fairly disclosed in writing by Biota to Nabi prior to the date of this Agreement for the purpose of being an exception to a “Biota Regulated Event”, or as otherwise agreed to in writing by Nabi, which agreement shall not be unreasonably withheld by Nabi):

(a)	Biota or any Subsidiary of Biota converts all or any of its securities into a larger or smaller number of securities;

(b)	Biota or any Subsidiary of Biota reduces, or resolves to reduce, its capital stock in any way;

(c)	Biota or any Subsidiary of Biota materially reduces its insurance coverage that results in a material increase in exposure to risk;

(d)	Biota or any Subsidiary of Biota:

(i)	enters into a buy-back agreement; or

(ii)	resolves to approve the terms of a buy-back agreement;

(e)	Biota or any of its Subsidiaries issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than to a Wholly-Owned Subsidiary of Biota or in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or any security issued upon conversion or exercise of rights attaching to any security issued as at the date of this Agreement under an employee incentive arrangement), and excluding any Biota Shares issued by Biota as a result of the exercise of Biota Share Rights in existence as at the date of this Agreement;

(f)	Biota or any of its Subsidiaries issues, or agrees to issue, convertible notes or any other security or instrument convertible into shares, other than an issue by a Subsidiary of Biota to Biota or another Subsidiary of Biota;

(g)	Biota or any of its Subsidiaries issues, or agrees to issue, or grants an option to subscribe for, debentures (as defined in section 9 of the Corporations Act), other than to a Wholly-Owned Subsidiary of Biota;

(h)	Biota or any Subsidiary of Biota agrees to pay, declares, pays or makes, or incurs a liability to pay or make, a dividend or any other form of distribution of profits or capital, other than the declaration and payment by any Subsidiary of Biota of a dividend, where the recipient of that dividend is Biota or a Wholly-Owned Subsidiary of Biota;

(i)	Biota or any Subsidiary of Biota makes any material change to its constitution;

(j)	Biota or any Subsidiary of Biota disposes, or agrees to dispose, of shares in a Related Body Corporate of Biota;

(k)	Biota or any of its Subsidiaries:

(i)	acquires, leases or disposes of;

(ii)	agrees to acquire, lease or dispose of; or

(iii)	offers, proposes or announces a bid or tenders for,

Merger Implementation Agreement

any entity, business or assets, other than:

(iv)	trading inventories and consumables in the ordinary and usual course of business; or

(v)	where the value of such entity, business or assets, or the amount involved in the relevant transaction, exceeds $1 million (either individually or, in the case of related businesses or classes of assets or a series of related transactions, collectively);

(l)	Biota or any Subsidiary of Biota creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or assets;

(m)	Biota or any Subsidiary of Biota enters into any contract or commitment (or any series of related contracts or commitments) that:

(i)	is for a period of 3 years or more; or

(ii)	requires or may result in expenditure by Biota (either alone or together with any Subsidiary of Biota) of $1 million or more in any year,

or Biota or any Subsidiary of Biota undertakes or agrees or commits to undertake capital expenditure in excess of $1 million, except for any contract or commitment (or any series of related contracts or commitments) where any expenditure by Biota may be reimbursable;

(n)	Biota or any Subsidiary of Biota incurs any financial indebtedness or issues any indebtedness or debt securities, other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this Agreement where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (j) of this definition;

(o)	Biota or any Subsidiary of Biota makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Biota or any Wholly-Owned Subsidiary of Biota in the ordinary course of business, or otherwise in the ordinary course of business;

(p)	Biota or any Subsidiary of Biota:

(i)	increases the remuneration or compensation of any executive director or executive of Biota or any Subsidiary of Biota other than in accordance with Biota’s normal salary review procedure conducted in good faith and in the ordinary and usual course of business on the basis of principles consistent with those applied for Biota’s normal salary review procedure in 30 June 2012; or

(ii)	makes or agrees to make any material change to the terms of, or waives any claims or rights under, or waives the benefit of any provisions of, any contract of employment with any executive of Biota or of any Subsidiary of Biota;

(q)	Biota or any Subsidiary of Biota:

(i)	changes the terms of any Material Contract;

(ii)	pays, discharges or satisfies any claims, liabilities or obligations under any Material Contract other than the payment, discharge or satisfaction consistent with past practice and in accordance with its terms and not exceeding $250,000; or

(iii)	waives any material claims or rights under, or waives the benefit of any provision of, any Material Contract,

Merger Implementation Agreement

where the consequences of such action are material to Biota or the relevant Subsidiary of Biota;

(r)	Biota or any of its material Subsidiaries resolves that it be wound up or an application or order is made for the winding up or dissolution of Biota or any of its material Subsidiaries other than where the application or order (as the case may be) is set aside within 14 days;

(s)	a liquidator or provisional liquidator of Biota or any of its material Subsidiaries is appointed;

(t)	a court makes an order for the winding up of Biota or any of its material Subsidiaries;

(u)	an administrator of Biota or of any of its material Subsidiaries is appointed under the Corporations Act;

(v)	Biota or any of its material Subsidiaries ceases, or threatens to cease, to carry on business,;

(w)	Biota or any of its material Subsidiaries executes a deed of company arrangement;

(x)	a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Biota or any of its material Subsidiaries;

(y)	Biota or any of its material Subsidiaries is deregistered as a company or otherwise dissolved;

(z)	Biota or any of its material Subsidiaries is or becomes unable to pay its debts when they fall due; or

(aa)	the trustee of any trust in which Biota or any Subsidiary of Biota has an interest of more than 50% and that would, if it were a company, be a material Subsidiary of Biota undertaking an action in respect of that trust if the corresponding action, in the case of Biota and its material Subsidiaries, would (mutatis mutandis) constitute a Biota Regulated Event.

Biota Share means a fully paid ordinary share in Biota.

Biota Share Right means a right to receive a Biota Share (by issue or transfer) issued by Biota under the Biota ESP.

Biota Shareholder means a person who is registered in the Biota Register as a holder of Biota Shares from time to time.

Business Day means any day that is each of the following:

(a)	a Business Day within the meaning given in the ASX Listing Rules; and

(b)	a day that banks are open for business in both Melbourne and Rockville.

Cash means money standing to the credit of Nabi or any Nabi Group Member in a bank account.

Code means the United States of America Internal Revenue Code of 1986, as amended.

Communications means all forms of communications, whether written, oral, in electronic format or otherwise, and whether direct or indirect via agents or Representatives.

Competition Law means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the FTC Act, as amended, and any other state, federal, national, international, or supra-national law, statute, ordinance, rule, regulation, judgment, order, decree, or other legal provision that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolisation, abuse of dominance, restraint of trade, or substantial lessening of competition.

Competing Proposal means either a Competing Proposal for Nabi or a Competing Proposal for Biota, as the case requires.

Competing Proposal for Biota means any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a Third Party would

Merger Implementation Agreement

(a)	directly or indirectly, acquire a Relevant Interest in or become the holder of:

(i)	more than 20% of the Biota Shares;

(ii)	the whole or a substantial part or a material part of the business or property of Biota or the Biota Group;

(b)	acquire control of Biota, within the meaning of section 50AA of the Corporations Act; or

(c)	otherwise acquire or merge with Biota (including but not limited to by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure).

Competing Proposal for Nabi means any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a Third Party would

(a)	directly or indirectly, acquire a Relevant Interest in or become the holder of:

(i)	more than 20% of the Nabi Shares;

(ii)	the whole or a substantial part or a material part of the business or property of Nabi or the Nabi Group;

(b)	acquire control of Nabi, within the meaning of section 50AA of the Corporations Act; or

(c)	otherwise acquire or merge with Nabi.

Conditions Precedent means the conditions precedent set out in clause 3.1.

Confidentiality Agreement means the agreement of that name between Nabi and Biota dated 18 November 2011.

Contingent Value Right means contingent value rights with respect to certain payment rights arising from the sale, transfer, license or a similar transaction of NicVAX, which may be issued by Nabi, at its sole and absolute discretion, to the Nabi Stockholders prior to the Implementation Date, pursuant to the terms of the CVR Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Victoria or such other court of competent jurisdiction as Nabi and Biota may agree in writing.

CVR Agreement means an agreement with respect to the Contingent Value Right, the form of which has been agreed to by Nabi and Biota prior to the date of this Agreement.

Delaware Law means the General Corporation Law of the State of Delaware.

DOJ means the Department of Justice of the Unites States of America.

Effective means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Encumbrance means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term “Encumbrance” shall not include (i) statutory liens for Taxes, which are not yet due and payable, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation,

Merger Implementation Agreement

unemployment insurance, old age pension or other social security programs mandated under applicable laws, (iv) statutory or common law liens in favour of carriers, warehousemen, mechanics and materialmen, to secure claims for labour, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws.

End Date means 31 October 2012, or such later date as Nabi and Biota may agree in writing.

Enterprise Agreement has the meaning given in section 12 of the Fair Work Act 2009 (Cth).

Exclusivity Period means the period commencing on the date of this Agreement and ending on the earlier of:

(a)	the termination of this Agreement in accordance with its terms;

(b)	the Implementation Date; and

(c)	the End Date.

First Court Date means the first day of hearing of an application made to the Court by Biota for orders, pursuant to section 411(1) of the Corporations Act, convening the Scheme Meeting or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

FTC means the Federal Trade Commission of the United States of America.

Fund means each superannuation fund or equivalent arrangement to which Biota contributes, or is required to contribute, in respect of any employee or any consultant engaged by Biota.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister (including, for the avoidance of doubt, the Commonwealth Treasurer), ASIC, the ACCC, the ATO, ASX, the Australian Takeovers Panel, SEC, NASDAQ, the FTC, the Antitrust Division of the DOJ and any regulatory organisation established under statute or any stock exchange.

GST has the meaning given in the GST Act.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Law has the meaning given in the GST Act.

HSR Act means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Implementation Date means the date that is three Business Days after the Record Date, or such other date as Biota and Nabi may agree in writing or as may be required by ASX.

Independent Expert means an independent expert to be engaged by Biota to express an opinion on whether the Scheme is in the best interests of Biota Shareholders.

Independent Expert’s Report means the report from the Independent Expert commissioned by Biota for inclusion in the Scheme Booklet, and any update to such report that the Independent Expert issues prior to the Scheme Meeting.

Ineligible Foreign Biota Shareholder means a Scheme Shareholder whose address as shown in the Biota Register (as at the Record Date) is in a place outside Australia and its external territories, New Zealand, the United States of America and the United Kingdom, unless Nabi is satisfied, acting reasonably, that the laws of that place permit the allotment and issue of New Nabi Shares to that Scheme Shareholder pursuant to the Scheme, either unconditionally or after compliance with conditions that Nabi in its sole discretion regards as acceptable and not unduly onerous or impracticable.

Merger Implementation Agreement

Investigating Accountant’s Report means any accountant’s report commissioned or the purposes of inclusion in the Scheme Booklet.

Knowledge, known, aware or awareness (or any variation thereof) means, with respect to Biota, the actual knowledge after reasonable inquiry of the persons listed in Part A of Schedule 4 attached hereto, and with respect to Nabi, the actual knowledge after reasonable inquiry of the persons listed in Part B of Schedule 2 attached hereto but only to the extent that such persons are employees of Nabi or Biota at the time knowledge is deemed to have been imparted in this Agreement.

Last Balance Date means 31 December 2011.

Material Contract means any agreement, arrangement or understanding to which:

(a)	with respect to a Biota Material Contract – any Biota Group Member is party, that:

(i)	has a term of 3 years or more from the date of this Agreement, and requires or may result in expenditure by any Biota Group Member (either alone or together with any other Biota Group Member) of $250,000 or more in total;

(ii)	requires or may result in expenditure by any Biota Group Member (either alone or together with any other Biota Group Member) of $1 million or more in any year; or

(iii)	is otherwise material to the business or operations of any Biota Group Member;

(b)	with respect to a Nabi Material Contract – any Nabi Group Member is party, that:

(i)	has a term of 3 years or more from the date of this Agreement, and requires or may result in expenditure by any Nabi Group Member (either alone or together with any other Nabi Group Member) of $250,000 or more in total;

(ii)	requires or may result in expenditure by any Nabi Group Member (either alone or together with any other Nabi Group Member) of $1 million or more in any year; or

(iii)	is otherwise material to the business or operations of any Nabi Group Member.

Merger means the merger of Biota and Nabi as contemplated by this Agreement.

Merged Group means Nabi and its Related Bodies Corporate, immediately after implementation of the Transactions.

Modern Award has the meaning given in section 12 of the Fair Work Act 2009 (Cth).

Nabi Auditor means Ernst & Young.

Nabi Board means the board of directors of Nabi.

Nabi Break Fee means an amount equal to $2 million (exclusive of GST).

Nabi Cash Balance Offsets means amounts payable or likely to be become payable by the Nabi Group in respect of any business activities carried out by Nabi on or prior to the Implementation Date, including the matters agreed upon by Biota and Nabi prior to the date of this Agreement, and as otherwise determined in accordance with clause 5.

Nabi Charter Amendment means the amendment to the certificate of incorporation of Nabi, reflecting: (i) the increase in the authorised number of Nabi Shares to 200 million, to allow for additional issuances, including the issuance of the New Nabi Shares; (ii) the reverse stock split whereby each eight, seven, six, five or four Nabi Shares (the final number to be determined by the Nabi Board in its sole discretion) would be consolidated into one Nabi Share after the Implementation Date; (iii) the change in the name of Nabi to Biota Pharmaceuticals, Inc.; provided that the amendment relating to (ii) and (iii) will be filed with the State of Delaware and become effective immediately after the Implementation Date.

Merger Implementation Agreement

Nabi Charter Amendment Proposal means the proposals to be voted upon by Nabi Stockholders to approve the amendments contemplated in the Nabi Charter Amendment (such proposals to be voted upon by Nabi Stockholders at the Nabi Merger Approval Meeting and that, to be approved, require the affirmative vote of holders of a majority of the issued and outstanding Nabi Shares on the record date for the Nabi Merger Approval Meeting).

Nabi Closing Net Cash Balance means the amount shown against that line item in a Nabi Closing Net Cash Balance Certificate.
Nabi Closing Net Cash Balance Certificate means a certificate prepared in accordance with the Accounting Principles and signed and dated by the Chief Executive Officer and Chief Financial Officer of Nabi, and the Chief Accounting Officer and Controller of Nabi, in the form set out in Schedule 3 (including the attachment referred to therein).

Nabi Deed Poll means a deed poll to be executed by Nabi in favour of the Scheme Shareholders, substantially in the form agreed by Nabi and Biota prior to the date of this Agreement.

Nabi Disclosed Information means all information (in whatever form) provided by Nabi or any of its Representatives to Biota or any of its Representatives either:

(a)	in the on-line data room established (including management presentations and in response to requests for information provided in the on-line data room); or

(b)	in writing to the Chief Executive Officer or Chief Financial Officer of Biota,

in connection with the Transactions before entry into this Agreement.

Nabi Equity Award means a stock option or restricted stock award with respect to Nabi Shares issued by Nabi under the Nabi Stock Plans.

Nabi Group means Nabi and its Related Bodies Corporate prior to implementation of the Transactions.

Nabi Group Member means a member of the Nabi Group.

Nabi Material Adverse Change means any effect, event, occurrence or matter that individually or when aggregated with all such effect, events, occurrences or matters:

(a)	is reasonably likely to diminish (whether now or through the Implementation Date), the Nabi Closing Net Cash Balance as shown in the Nabi closing Net Cash Balance Certificate to be provided by Nabi on the Implementation Date to below US $54 million; or

(b)	has the result that the Nabi Group is unable to carry on its business in substantially the same manner as carried on as at the date of this Agreement, or that otherwise materially and adversely affects the prospects of the Nabi Group, other than an effect, event, occurrence or matter:

(c)	required to be undertaken or procured by the Nabi Group pursuant to the Transaction Documents;

(d)	which is a Permissible Nabi Stockholder Cash Transaction;

(e)	to the extent that effect, event, occurrence or matter is fairly disclosed in the Nabi Disclosed Information;

(f)

resulting from or arising in connection with any change affecting the financial or securities markets in the United States of America or Australia or changes affecting the United States of America economy generally or the Australian economy generally or the economy of any region in which the Nabi Group conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties,

Merger Implementation Agreement

business or results of operations of the Nabi Group, taken as a whole, relative to other persons operating in the same industries as the Nabi Group;

(g)	resulting from changes that affect the industry in which Nabi conducts business, unless such effect, event, occurrence or matter has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of the Nabi Group, taken as a whole, relative to other persons operating in the same industries as the Nabi Group;

(h)	resulting from changes in the market price or trading volume of Nabi shares (it being understood that the facts or occurrences giving rise to or contributing to such change in the market price or trading volume may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Nabi Material Adverse Change);

(i)	resulting from the failure of Nabi to meet any operating projections or forecasts, or published revenue or earnings projections (it being understood that the facts or occurrences giving rise to or contributing to such failure to meet operating projections or forecasts, or published revenue or earnings projections may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Nabi Material Adverse Change);

(j)	resulting from or arising in connection with the termination of employees;

(k)	resulting from or arising in connection with the announcement, existence or performance (in accordance with its terms) of this Agreement, the Scheme, or the Transactions; or

(l)	resulting from or arising in connection any suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim involving the Nabi Group relating to this Agreement, the Merger or any other transaction contemplated by this Agreement, including without limitation, any such suit, investigation, proceeding, action or claim or threatened suit, investigation, proceeding, action or claim arising from allegations of breach of fiduciary duty or other violation of applicable law.

Nabi Merger Approval Meeting means a meeting of Nabi Stockholders convened to vote on the Nabi Merger Proposals, including any adjournment or postponement thereof.

Nabi Merger Proposals means the Nabi Charter Amendment Proposal and the Nabi Share Issue Proposal.

Nabi Provided Proxy Statement Information means all information included in the Nabi Proxy Statement and any updates to that information prepared by or on behalf of Nabi in accordance with clause 6.2(c), other than the Biota Provided Proxy Statement Information and any information solely derived from, or prepared solely in reliance on, the Biota Provided Proxy Statement Information.

Nabi Provided Scheme Booklet Information means all information regarding the Nabi Group, the Merged Group (but only to the extent the information in relation to the Merged Group is derived from information regarding the Nabi Group), the New Nabi Shares and the Nabi Shares that is provided by or on behalf of Nabi to Biota or any of its Representatives to enable the Scheme Booklet to be prepared and completed in accordance with clause 6.1, and any updates to that information provided by or on behalf of Nabi to Biota or any its Representatives in accordance with clause 6.2(j).

Nabi Properties means all real property owned, leased, licensed or otherwise occupied by Nabi.

Nabi Proxy Statement means the proxy statement relating to the Nabi Merger Approval Meeting, as amended or supplemented from time to time and including all letters to stockholders, notices of meeting and forms of proxies to be distributed to Nabi Stockholders in connection with the Nabi Merger Proposals) and any schedules required to be filed with the SEC in connection therewith.

Nabi Public Announcement means the public announcement to be made by Nabi in the form of annexure A.

Merger Implementation Agreement

Nabi Register means the register of stockholders of Nabi maintained by or on behalf of Nabi.

Nabi Regulated Event means the occurrence of any of the following events (other than as required to be undertaken or procured by the Nabi Group pursuant to, or otherwise as contemplated by, the Transaction Documents, a Permissible Nabi Stockholder Cash Transaction, Permitted Pre-Implementation Payments or to the extent fairly disclosed in writing by Nabi to Biota prior to the date of this Agreement for the purpose of being an exception to a “Nabi Regulated Event”, or as otherwise agreed to in writing by Biota, which agreement shall not be unreasonably withheld by Biota):

(a)	Nabi or any Subsidiary of Nabi converts all or any of its securities into a larger or smaller number of securities;

(b)	Nabi or any Subsidiary of Nabi reduces, or resolves to reduce its capital stock in any way;

(c)	Nabi or any Subsidiary of Nabi materially reduces its insurance coverage that results in a material increase in exposure to risk;

(d)	Nabi or any Subsidiary of Nabi:

(i)	enters into a buy-back agreement; or

(ii)	resolves to approve the terms of a buy-back agreement.

(e)	Nabi or any Subsidiary of Nabi issues securities, or grants an option over or to subscribe for its securities, or agrees to make such an issue or grant such an option, other than:

(i)	to Nabi Stockholders in connection with the Contingent Value Rights, which may be issued at the sole and absolute discretion of Nabi;

(ii)	amendments to existing options held by employees that are being terminated by Nabi in order to accelerate the vesting of such options; or

(iii)	to a Wholly-Owned Subsidiary of Nabi or in connection with a dividend reinvestment plan (including pursuant to any underwriting of that plan) or any security issued upon conversion or exercise of rights attaching to any security issued under an employee incentive arrangement, and excluding any Nabi Shares issued by Nabi as a result of the exercise of Nabi Equity Awards in existence as at the date of this Agreement;

(f)	Nabi or any Subsidiary of Nabi issues, or agrees to issue, convertible notes or any other security or instrument convertible into shares, other than an issue by a Subsidiary of Nabi to Nabi or another Subsidiary of Nabi;

(g)	Nabi or any of its Subsidiaries issues, or agrees to issue, or grants an option to subscribe for, indebtedness for borrowed money, other than to a Wholly-Owned Subsidiary of Nabi;

(h)	Nabi or any Subsidiary of Nabi agrees to pay, declares, pays or makes, or incurs a liability to pay or make, a dividend or any other form of distribution of profits or capital, other than:

(i)	the declaration and issuance by Nabi of the Contingent Value Right; or

(ii)	the declaration and payment by any Subsidiary of Nabi of a dividend, where the recipient of that dividend is Nabi or a Wholly-Owned Subsidiary of Nabi;

(i)	Nabi or any Subsidiary of Nabi makes any material change to its certificate of incorporation or its bylaws, other than:

(i)	any change to its authorised capital envisaged by the Nabi Charter Amendment Proposal; or

(ii)	any change to its name envisaged by the Nabi Charter Amendment Proposal;

Merger Implementation Agreement

(j)	Nabi or any Subsidiary of Nabi disposes, or agrees to dispose, of shares in a Related Body Corporate of Nabi;

(k)	Nabi or any of its Subsidiaries:

(i)	acquires, leases or disposes of;

(ii)	agrees to acquire, lease or dispose of; or

(iii)	offers, proposes or announces a bid or tenders for,

any entity, business or assets, other than:

(iv)	trading inventories and consumables in the ordinary and usual course of business; or

(v)	where the value of such entity, business or assets, or the amount involved in the relevant transaction, exceeds $250,000 (either individually or, in the case of related businesses or classes of assets or a series of related transactions, collectively);

(l)	Nabi or any Subsidiary of Nabi creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part of its business or assets;

(m)	Nabi or any Subsidiary of Nabi enters into any contract or commitment (or any series of related contracts or commitments) that:

(i)	is for a period of 12 months or more; or

(ii)	requires or may result in expenditure by Nabi (either alone or together with any Subsidiary of Nabi) of $250,000 or more in any year,

or Nabi or any Subsidiary of Nabi undertakes capital expenditure in excess of $250,000;

(n)	Nabi or any Subsidiary of Nabi incurs any financial indebtedness or issues any indebtedness or debt securities, other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this Agreement where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (j) of this definition;

(o)	Nabi or any Subsidiary of Nabi makes any loans, advances or capital contributions to, or investments in any other person, other than to or in Nabi or any Wholly-Owned Subsidiary of Nabi in the ordinary course of business, or otherwise in the ordinary course of business;

(p)	Nabi or any Subsidiary of Nabi:

(i)	increases the remuneration or compensation of any employee, officer or director of Nabi or any Subsidiary of Nabi other than in accordance with Nabi’s normal salary review procedure conducted in good faith and in the ordinary and usual course of business on the basis of principles consistent with those applied for Nabi’s normal salary review procedure in 2011; or

(ii)	makes or agrees to make any material change to the terms of, or waives any claims or rights under, or waives the benefit of any provisions of, any contract of employment with any executive of Nabi or of any Subsidiary of Nabi, other than amendments to existing options held by employees being terminated by Nabi in order to accelerate the vesting of such options;

(q)	Nabi or any Subsidiary of Nabi:

(i)	changes the terms of any Material Contract;

(ii)	pays, discharges or satisfies any claims, liabilities or obligations under any Material Contract other than the payment, discharge or satisfaction consistent with past practice and in accordance with its terms and not exceeding $250,000; or

Merger Implementation Agreement

(iii)	waives any material claims or rights under, or waives the benefit of any provision of, any Material Contract,

where the consequences of such action are material to Nabi or the relevant Subsidiary of Nabi;

(r)	Nabi or any of its material Subsidiaries resolves that it be wound up or an application or order is made for the winding up or dissolution of Nabi or any of its material Subsidiaries other than where the application or order (as the case may be) is set aside within 14 days;

(s)	a liquidator or provisional liquidator of Nabi or any of its material Subsidiaries is appointed;

(t)	a court makes an order for the winding up of Nabi or any of its material Subsidiaries;

(u)	an administrator of Nabi or of any of its material Subsidiaries is appointed;

(v)	Nabi or any of its material Subsidiaries ceases, or threatens to cease, to carry on business;

(w)	Nabi or any of its material Subsidiaries executes a deed of company arrangement;

(x)	a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Nabi or any of its material Subsidiaries;

(y)	Nabi or any of its material Subsidiaries is deregistered as a company or otherwise dissolved;

(z)	Nabi or any of its material Subsidiaries is or becomes unable to pay its debts when they fall due; or

(aa)	the trustee of any trust in which Nabi or any Subsidiary of Nabi has an interest of more than 50% and that would, if it were a company, be a material Subsidiary of Nabi, undertaking an action in respect of that trust if the corresponding action, in the case of Nabi and its material Subsidiaries, would (mutatis mutandis) constitute a Nabi Regulated Event.

Nabi Share means a share of common stock, par value US $.10 per share, of Nabi.

Nabi Share Issue Proposal mean the proposal to be voted upon by Nabi Stockholders pursuant to the NASDAQ Marketplace Rules to authorise the issuance of the New Nabi Shares to Scheme Shareholders as Scheme Consideration under the Scheme (such proposal to be voted upon by Nabi Stockholders at the Nabi Merger Approval Meeting and that, to be approved, requires the affirmative vote of the majority of the votes cast at the Nabi Merger Approval Meeting).

Nabi Stock Plans mean the Nabi equity incentive plans, including, without limitation, the Nabi Biopharmaceuticals 2007 Omnibus Equity and Incentive Plan.

Nabi Stockholder means a person who is registered in the Nabi Register as a holder of Nabi Shares from time to time.

Named Biota Employees means the persons set out in Part B of Schedule 2.

NASDAQ means the NASDAQ Global Select Stock Market, operated by NASDAQ OMX.

NASDAQ Marketplace Rules means the rules and listing requirements concerning NASDAQ listed companies and trading in NASDAQ.

New Nabi Share means a Nabi Share to be issued to Scheme Shareholders as Scheme Consideration under the Scheme.

NicVAX means NicVAX® or Nicotine Conjugate Vaccine.

Notice of Meeting means the notice convening the Scheme Meeting, together with the proxy form for the Scheme Meeting.

Officer means, in relation to an entity, any of its directors, officers and employees.

Merger Implementation Agreement

Permissible Nabi Stockholder Cash Transaction means one or more of an issuer tender offer, a dividend or a capital distribution by Nabi to Nabi Stockholders, to be launched or declared at Nabi’s sole and absolute discretion, provided that the applicable Nabi Closing Net Cash Balance Certificate provided by Nabi under clause 5.2(a)(ii) shows a Nabi Closing Net Cash Balance of no less than US $54 million.

Permitted Pre-Implementation Payments means:

(a)	the Agreed Termination Payments; and

(b)	any other Nabi Cash Balance Offsets that Biota agrees (agreement not to be unreasonably withheld) may be paid by Nabi between the Effective Date and the Implementation Date (both inclusive).

Proxy Statement Filing Date means the date on which the Nabi Proxy Statement (either in preliminary or definitive form) is filed with the SEC.

Proxy Statement Mailing Date means the date on which the Nabi Proxy Statement is first mailed to Nabi Stockholders.

Record Date means 7pm on the date that is five Business Days after the Effective Date, or such other date as may be agreed in writing between Nabi and Biota or as may be required by ASX.

Regulatory Approval means:

(a)	any approval, consent, authorisation, registration, filing, lodgment, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Governmental Agency; or

(b)	in relation to anything that would be fully or partly prohibited or restricted by law if a Governmental Agency intervened or acted in any way within a specified period after lodgment, filing, registration or notification, the expiry of that period without intervention or action; and

it includes the matters referred to in Schedule 1.

Related Body Corporate when used in connection with the Biota Group, has the meaning given in the Corporations Act, and when used in connection with the Nabi Group means those companies controlled by and under common control of Nabi.

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act in the case of a Competing Proposal for Biota or Nabi.

Representative means, in relation to a person:

(a)	a Related Body Corporate of the person; or

(b)	an Officer of the person or any of the person’s Related Bodies Corporate; or

(c)	an Adviser to the person or any of the person’s Related Bodies Corporate.

Review Certificate has the meaning given in clause 5.2(a)(i).

Review Period has the meaning given in clause 5.3.

Rights Agreement means the Rights Agreement between Nabi and American Stock Transfer and Trust Company LLC (as rights agent), dated 25 August 2011.

Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act between Biota and Biota Shareholders substantially in the form agreed by Nabi and Biota prior to the date of this Agreement.

Scheme Booklet means the explanatory memorandum to be prepared in respect of the Scheme in accordance with the terms of this Agreement and to be despatched by Biota to Biota Shareholders, including the Independent Expert’s Report, any Investigating Accountant’s Report, the Scheme, the Nabi Deed Poll and the Notice of Meeting.

Merger Implementation Agreement

Scheme Consideration means the consideration to be provided to Scheme Shareholders under the terms of the Scheme for the transfer to Nabi of their Scheme Shares, as described in clause 4.

Scheme Meeting means the meeting of Biota Shareholders to be ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to the Scheme, and includes any adjournment of that meeting.

Scheme Resolution means the resolution to be put to Biota Shareholders to approve the Scheme (such resolution to be put to Biota Shareholders at the Scheme Meeting and that, to be passed, must be approved by the requisite majorities of Biota Shareholders under section 411(4)(a)(ii) of the Corporations Act).

Scheme Shareholder means each person who is registered in the Biota Register as a holder of Scheme Shares as at the Record Date.

Scheme Shares means the Biota Shares on issue as at the Record Date.

SEC means the United States of America Securities and Exchange Commission.

Second Court Date means the first day of hearing of an application made to the Court by Biota for orders pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

Subsidiary has the meaning given in the Corporations Act.

Superior Proposal means, in relation to any party, an unsolicited, bona fide written Competing Proposal (except with respect to provision (a)(i) of the definition of Competing Proposal for Biota or Competing Proposal for Nabi, the percentage threshold shall be 50% and not 20%) for the party, which the board of directors of that party determines, acting in good faith and after having taken advice from its financial and legal advisers:

(a)	is capable of being valued and completed, taking into account all aspects of the Competing Proposal, including its conditions; and

(b)	would, if completed substantially in accordance with its terms, be more favourable to:

(i)	in the case of Biota – the Biota Shareholders than the Merger viewed in aggregate, taking into account all the terms and conditions of the Competing Proposal; or

(ii)	in the case of Nabi – the Nabi Stockholders than the Merger viewed in aggregate, taking into account all the terms and conditions of the Competing Proposal,

after taking into account a qualitative assessment of the identity, reputation and financial standing of the party making the Competing Proposal.

Tax Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) or either of them.

Taxes (including, with correlative meaning, the word Tax) includes any and all federal, state, county, local, foreign or other taxes, charges, duties, levies or other assessments imposed by any Tax authority, including all net income, alternative minimum, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, business and occupation, disability, employment, payroll, production, value added, GST, license, estimated, stamp, mortgage or recording, custom duties, severance, withholding or other taxes or any obligation to deduct or withhold fees, or assessments, together with any interest and penalties on or additions to any such Taxes.

Tax Returns (including, with correlative meaning, Tax Return) means federal, state, local and foreign returns (including elections, declarations, disclosures, schedules, estimates, and information returns), required to be filed with any Tax authority relating to Taxes.

Merger Implementation Agreement

Third Party when used in connection with Biota, means any of the following:

(a)	a person other than any Nabi Group Member; or

(b)	a consortium, partnership, limited partnership, syndicate or other group in which no Nabi Group Member has agreed in writing to be a participant; and

when used in connection with Nabi, means any of the following:

(c)	a person other than any Biota Group Member; or

(d)	a consortium, partnership, limited partnership, syndicate or other group in which no Biota Group Member has agreed in writing to be a participant.

Timetable means the indicative timetable in relation to the Merger, as agreed to by Nabi and Biota prior to the date of this Agreement, or such other indicative timetable as Nabi and Biota may agree in writing or as may be required by ASX or NASDAQ.

Trading Day has the meaning given in the ASX Listing Rules.

Transaction Documents means:

(a)	this Agreement;

(b)	the Scheme; and

(c)	the Nabi Deed Poll.

Transactions mean all of the transactions contemplated by this Agreement, including without limitation, the Scheme.

Transitional Instrument has the meaning given in the Fair Work (Transitional Provisions and Consequential Amendments) Act 2009 (Cth).

Unvested Biota Share Right means a Biota Share Right other than a Vested Biota Share Right.

Vested Biota Share Right means a Biota Share Right that has vested under the rules of the Biota ESP.

Wholly-Owned Subsidiary means, in relation to a party, a body corporate, all of the issued shares of which are or will be directly or indirectly owned by that party.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation.

(a)	Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or a relevant part of it.

The following rules apply unless the context requires otherwise.

(b)	The singular includes the plural and conversely.

(c)	A gender includes all genders.

(d)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(f)	A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this Agreement.

Merger Implementation Agreement

(g)	A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

(h)	A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(i)	A reference to legislation or to a provision of legislation includes a modification or re enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)	A reference to $ is to the lawful currency of Australia.

(k)	A reference to time is a reference to time in Melbourne.

(l)	If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(m)	The meaning of general words is not limited by specific examples introduced by including, or for example, or similar expressions.

(n)	A reference to a liability incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor) whether liquidated or not, whether present, prospective or contingent and whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person.

(o)	A reference to a loss incurred by any person includes any loss, liability, damage, cost, charge or expense that the person pays, incurs or is liable for and any other diminution of value of any description that the person suffers, including all liabilities on account of taxes or duties, all interest, penalties, fines and other amounts payable to third parties and all reasonable legal expenses and other expenses in connection with investigating or defending any claim, action, demand or proceeding, whether or not resulting in any liability, and all amounts paid in settlement of any such claims.

1.3	Best endeavours

A reference to a party using or obligation on a party to use its best endeavours does not oblige that party to:

(a)	pay money:

(i)	in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(ii)	in circumstances that are commercially onerous or unreasonable in the context of this Agreement;

(b)	provide other valuable consideration to or for the benefit of any person; or

(c)	agree to commercially onerous or unreasonable conditions.

2.	Agreement to Proceed with Merger

Biota and Nabi agree to propose and implement the Merger upon and subject to the terms and conditions of this Agreement, and to use their best endeavours to do so as soon as is reasonably practicable and otherwise in accordance with the Timetable.

Merger Implementation Agreement

3.	Conditions Precedent and Pre-Implementation Steps

3.1	Conditions Precedent

Subject to this clause 3, the obligations of Biota under clause 6.1(o) and Nabi’s obligation to provide the Scheme Consideration in accordance with the Nabi Deed Poll and clause 6.2(n) are subject to the satisfaction (or waiver in accordance with clause 3.2) of each of the following Conditions Precedent:

Conditions Precedent for the benefit of Nabi and Biota

(a)	(Regulatory Approvals)

(i)	(merger control) before 8am on the Second Court Date, the mandatory waiting periods applicable to the Transactions under the HSR Act and all other Competition Laws identified in Schedule 1 hereto will have expired or been terminated or, where applicable, obtained; and

(ii)	(other Regulatory Approvals) before 8am on the Second Court Date, all the Regulatory Approvals set forth in Schedule 1 attached hereto have been granted or obtained and those Regulatory Approvals have not been withdrawn, cancelled or revoked;

(b)	(listing approval for New Nabi Shares) before 8am on the Second Court Date, the New Nabi Shares shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(c)	(Independent Expert’s Report) the Independent Expert provides the Independent Expert’s Report to Biota, stating that in its opinion the Scheme is in the best interests of Biota Shareholders, and the Independent Expert does not change its conclusion or withdraw the Independent Expert’s Report by notice in writing to Biota prior to 8am on the Second Court Date;

(d)	(Biota Shareholder approval) the Scheme Resolution is approved by the requisite majorities of Biota Shareholders under section 411(4)(a)(ii) of the Corporations Act;

(e)	(Court approval of Scheme) the Scheme is approved by the Court in accordance with section 411(4)(b) of the Corporations Act;

(f)	(Nabi Stockholder approval) the Nabi Charter Amendment Proposal (with or without the proposal relating to the amendment of the certificate of incorporation of Nabi regarding the reverse stock split, whereby each eight, seven, six, five or four Nabi Shares (the final number to be determined by the Nabi Board in its sole discretion) would be consolidated into one Nabi Share after the Implementation Date)) and the Nabi Share Issue Proposal are approved by the requisite majorities of Nabi Stockholders in accordance with the Delaware Law; for the avoidance of doubt, approval by Nabi Stockholders of the Nabi Charter Amendment Proposal regarding the reverse stock split shall not be a Condition Precedent for purposes of this clause 3.1;

(g)	(SEC No-Action Letter regarding registration exemption) Nabi shall have received from the SEC a written “no-action” response regarding the issuance of the New Nabi Shares being exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) of the 1933 Act;

(h)	(Nabi Charter Amendment) The amendment to the certificate of incorporation of Nabi reflecting the increase in the authorised number of Nabi Shares to 200 million shall have been filed with the State of Delaware and become effective;

(i)	(no restraints) no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Agency of competent jurisdiction, remains in effect as at 8am on the Second Court Date that prohibits, materially restricts, makes illegal or restrains the completion of the Transactions or any Transaction Document;

Merger Implementation Agreement

(j)	(change of control consents) before 8am on the Second Court Date, any change of control consents agreed upon by the parties have been granted or obtained and have not been withdrawn, cancelled or revoked;

(k)	(no regulatory challenge) no Governmental agency shall have commenced, or shall be threatening to commence, any action, lawsuit, or other legal proceeding seeking to obtain, pursuant to any Competition Law, a judgment, order, decree, temporary restraining order, preliminary or permanent injunction, restraint or prohibition, that would prohibit, materially restrict, make illegal or restrain the completion of the Transactions;

Conditions Precedent for the benefit of Nabi only

(l)	(no Biota Regulated Events) no Biota Regulated Event occurs or becomes known to Nabi or Biota between the date of this Agreement and 8am on the Second Court Date;

(m)	(no Biota Material Adverse Change) no Biota Material Adverse Change occurs, or is discovered, announced or disclosed or otherwise becomes known to Nabi, or Biota, between the date of this Agreement and 8am on the Second Court Date;

(n)	(Biota representations and warranties) the representations and warranties of Biota set out in clause 10.2:

(i)	that are qualified as to materiality, are true and correct; and

(ii)	that are not so qualified, are true and correct in all material respects,

as at the date of this Agreement and as at 8am on the Second Court Date as though made on and as of that time, except that the accuracy of the representations and warranties of Biota that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as at 8am on the Second Court Date;

(o)	(Biota obligations) Biota shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to 8am on the Second Court Date;

Conditions Precedent for the benefit of Biota only

(p)	(no Nabi Regulated Events) no Nabi Regulated Event occurs or becomes known to Biota or Nabi between the date of this Agreement and 8am on the Second Court Date;

(q)	(no Nabi Material Adverse Change) no Nabi Material Adverse Change occurs, or is discovered, announced or disclosed or otherwise becomes known to Biota, or Nabi, between the date of this Agreement and 8am on the Second Court Date;

(r)	(Nabi representations and warranties) the representations and warranties of Nabi set out in clause 10.1:

(i)	that are qualified as to materiality, are true and correct; and

(ii)	that are not so qualified, are true and correct in all material respects,

as at the date of this Agreement and as at 8am on the Second Court Date as though made on and as of that time, except that the accuracy of the representations and warranties of Nabi that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as at 8am on the Second Court Date;

(s)	(Nabi obligations) Nabi shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to 8am on the Second Court Date;

Merger Implementation Agreement

(t)	(appointment of directors) the persons set forth on Part A of Schedule 2 shall have been appointed to the Nabi board of directors effective as of the Implementation Date and, after such appointments and the resignation of various former Nabi directors, the total number of directors on the Nabi board of directors effective as of the Implementation Date shall be eight;

(u)	(closing net cash balance) Nabi shall have provided to Biota at 8 am on the Second Court Date a Nabi Closing Net Cash Balance Certificate showing a Nabi Closing Net Cash Balance of no less than US $54 million; and

(v)	(Rights Agreement) Nabi shall have amended, or procured the amendment of, the Rights Agreement so that the rights issued under the Rights Agreement are inapplicable to the Merger.

3.2	Benefit and waiver of Conditions Precedent

(a)	The Conditions Precedent in clauses 3.1(a) to 3.1(k) are for the benefit of each party, and (except in the cases of the Conditions Precedent in clauses 3.1(d), 3.1(e), 3.1(f), 3.1(g) and 3.1(h), which cannot be waived) any breach or non-fulfilment of any of those Conditions Precedent may only be waived with the written consent of both parties.

(b)	The Conditions Precedent in clauses 3.1(l) to 3.1(o) are for the sole benefit of Nabi, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived by Nabi giving its written consent.

(c)	The Conditions Precedent in clauses 3.1(p) to 3.1(v) are for the sole benefit of Biota, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived by Biota giving its written consent.

(d)	A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant to this clause 3.2 may do so in its absolute discretion.

(e)	If a waiver by a party of a Condition Precedent is itself expressed to be conditional and the other party accepts the conditions, the terms of the conditions apply accordingly. If the other party does not accept the conditions, the relevant Condition Precedent has not been waived.

(f)	If a party waives the breach or non-fulfilment of a Condition Precedent, that waiver will not preclude it from suing the other party for any breach of this Agreement constituted by the same event that gave rise to the breach or non-fulfilment of the Condition Precedent.

(g)	Waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:

(i)	a waiver of breach or non-fulfilment of any other Condition Precedent resulting from the same events or circumstances; or

(ii)	a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event or circumstance.

3.3	Best endeavours and co-operation

Without prejudice to any other obligations of the parties under this Agreement:

(a)	Nabi must use its best endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 3.1(b), 3.1(f), 3.1(g), 3.1(h), 3.1(p), 3.1(q), 3.1(r), 3.1(s), 3.1(t), 3.1(u) and 3.1(v);

(b)	Biota must use its best endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 3.1(c), 3.1(d), 3.1(l), 3.1(m), 3.1(n) and 3.1(o);

Merger Implementation Agreement

(c)	each of Biota and Nabi must use their respective best endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 3.1(a), 3.1(e), 3.1(i), 3.1(j) and 3.1(k), to the extent that it is within their respective control; and

(d)	neither party will take any action that will or is likely to hinder or prevent the satisfaction of any Condition Precedent, except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, the Transaction Documents, or is required by law.

For the purposes of paragraphs (a), (b) and (c), the ‘best endeavours’ of a party will require that party to (among other things):

(e)	observe and comply with clause 9.2; and

(f)	co-operate with the other party or a Governmental Agency or third party in good faith with a view to satisfying the Conditions Precedent, including providing all information reasonably required by the other party in relation to the Nabi Group or Biota Group (as applicable) in order to satisfy the Conditions Precedent and providing all information reasonably required by any Governmental Agency or other third party to such Governmental Agency or third party as appropriate.

3.4	Notifications

Each party must:

(a)	keep the other party promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions Precedent;

(b)	promptly notify the other party in writing if it becomes aware that any Condition Precedent has been satisfied, in which case the notifying party must also provide reasonable evidence that the Condition Precedent has been satisfied; and

(c)	promptly notify the other party in writing of a failure to satisfy a Condition Precedent or of any fact or circumstance that results in that Condition Precedent becoming incapable of being satisfied or that may result in that Condition Precedent not being satisfied in accordance with its terms (having regard to the obligations of the parties under clause 3.3).

3.5	Failure of Conditions Precedent

(a)	If:

(i)	there is a breach or non-fulfilment of a Condition Precedent that is not waived in accordance with clause 3.2 before the End Date; or

(ii)	a Condition Precedent becomes incapable of satisfaction, having regard to the obligations of the parties under clause 3.3 and the terms of clause 3.6 (and the breach or non-fulfilment of the Condition Precedent that would otherwise occur has not already been waived), either party may serve notice on the other party, and the parties must then consult in good faith with a view to determining whether:

(iii)	the Transactions may proceed by way of alternative means or methods;

(iv)	to extend the relevant time or date for satisfaction of the Condition Precedent;

(v)	to change the date of the application to be made to the Court for orders under the Corporations Act approving the Scheme or to adjourn that application (as applicable) to another date agreed by the parties; or

(vi)	to extend the End Date.

Merger Implementation Agreement

(b)	If Nabi and Biota are unable to reach agreement under clauses 3.5(a)(iii), 3.5(a)(iv), 3.5(a)(v) or 3.5(a)(vi) within 15 Business Days after the delivery of the notice under that clause or any shorter period ending at 5pm on the day before the Second Court Date, either party may terminate this Agreement by notice in writing to the other party, provided that:

(i)	the Condition Precedent to which the notice relates is for the benefit of that party (whether or not the Condition Precedent is also for the benefit of the other party); and

(ii)	there has been no failure by that party to comply with its obligations under this Agreement, where that failure directly and materially contributed to the Condition Precedent to which the notice relates becoming incapable of satisfaction, or being breached or not fulfilled before the End Date, in which case clause 13.4 will have effect.

3.6	Certificates in relation to Conditions Precedent

On the Second Court Date:

(a)	Biota must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8am on the Second Court Date:

(i)	the conditions precedent set out in clauses 3.1(a), 3.1(c), 3.1(d), 3.1(j), 3.1(l), 3.1(m), 3.1(n) and 3.1(o) have been satisfied or waived in accordance with this Agreement; and

(ii)	to the best of Biota’s knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(k) have been satisfied or waived in accordance with this Agreement;

(b)	Nabi must provide to the Court a certificate (or such other evidence as the Court may request) confirming (in respect of matters within its knowledge) whether or not as at 8am on the Second Court Date:

(i)	the conditions precedent set out in clauses 3.1(a), 3.1(b), 3.1(f), 3.1(g), 3.1(h), 3.1(j), 3.1(p), 3.1(q), 3.1(r), 3.1(s), 3.1(t), 3.1(u) and 3.1(v) have been satisfied or waived in accordance with this Agreement; and

(ii)	to the best of Nabi’s knowledge whether the conditions precedent set out in clauses 3.1(i) and 3.1(k) have been satisfied or waived in accordance with this Agreement.

Each party must provide to the other party a draft of the relevant certificate to be provided by it pursuant to this clause 3.6 by 5pm on the day that is two Business Days prior to the Second Court Date, and must provide to the other party on the Second Court Date a copy of the final certificate or other evidence provided to the Court.

4.	Scheme

4.1	Outline of Scheme

(a)	The parties agree that:

(i)	Biota will propose the Scheme; and

(ii)	the Scheme, if approved by the Court, will be subject to any alterations or conditions that are made or required by the Court and approved in writing by each party.

(b)	Subject to the Scheme becoming Effective, on the Implementation Date the general effect of the Scheme will be as follows:

(i)	all of the Scheme Shares will be transferred to Nabi in accordance with the terms of the Scheme; and

Merger Implementation Agreement

(ii)	in consideration for the transfer to Nabi of all Scheme Shares held by the Scheme Shareholders, the Scheme Shareholders will receive the Scheme Consideration in accordance with clause 4.2 and the terms of the Scheme.

4.2	Scheme Consideration

(a)	Subject to the Scheme becoming Effective and clauses 4.2(b), 4.2(c) and 4.3, Nabi agrees in favour of Biota that, in consideration of the transfer to Nabi of each Scheme Share under the Scheme, Nabi accepts such transfer, and provides to each Scheme Shareholder 0.669212231 New Nabi Shares for each Scheme Share held by them; provided, however, that if Nabi completes an issuer tender offer that is a Permissible Nabi Stockholder Cash Transaction, then the number of New Nabi Shares for each Scheme Share shall be a number determined in accordance with the following formula:

0.669212231 x	NN – NTO
NN

Where:

NN is the number of Nabi Shares outstanding as at the date of this Agreement (42,877,581) plus 1,277,386 (being one-third of the number of Nabi stock options on issue as at the date of this Agreement).

NTO is the number of Nabi Shares acquired by Nabi in the issuer tender offer.

(It is noted that the purpose of this formula is to preserve the respective percentage shares of Nabi’s issued stock to be held immediately after the Implementation Date by Scheme Shareholders (collectively) on the one hand (being 73.9603%) and Nabi Stockholders immediately prior to the Implementation Date (collectively) on the other hand (being 26.0397%) (subject in each case to rounding) following the issuer tender offer)

(b)	If the number of Scheme Shares held by a Scheme Shareholder as at the Record Date is such that the aggregate entitlement of the Scheme Shareholder to Scheme Consideration includes a fractional entitlement to a New Nabi Share, then the entitlement of that Scheme Shareholder must be rounded up or down, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of New Nabi Shares, and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of New Nabi Shares.

(c)	If Nabi is of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of Scheme Shares that results in rounding in accordance with clause 4.2(b)) have, before the Record Date, been party to shareholding splitting or division in an attempt to obtain unfair advantage by reference to such rounding, Nabi may give notice to those Scheme Shareholders:

(i)	setting out their names and registered addresses as shown in the Biota Register;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice the Scheme Shares held by all of them,

and, after such notice has been given, the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares will, for the purposes of the Scheme, be taken to hold all of those Scheme Shares and each of the other Scheme Shareholders whose names and registered addresses are set out in the notice will, for the purposes of the Scheme, be taken to hold no Scheme Shares. Nabi, in complying with the other provisions of the Scheme relating to it in respect of

Merger Implementation Agreement

the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of the Scheme.

4.3	Treatment of Ineligible Foreign Biota Shareholders

(a)	Nabi will be under no obligation under the Scheme to issue, and will not issue, any New Nabi Shares to any Ineligible Foreign Biota Shareholder, and instead Nabi will issue on the Implementation Date the New Nabi Shares to which that Ineligible Foreign Biota Shareholder would otherwise have been entitled (if they were a Scheme Shareholder who was not an Ineligible Foreign Biota Shareholder) to a nominee appointed by Biota.

(b)	Biota will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, the nominee:

(i)	sells on NASDAQ all of the New Nabi Shares issued to the nominee in accordance with clause 4.3(a) in such manner, at such price and on such other terms as the nominee determines in good faith, and at the risk of the Ineligible Foreign Biota Shareholders; and

(ii)	remits to Biota the proceeds of sale (after deducting any reasonable applicable brokerage, stamp duty and other selling costs, taxes and charges).

(c)	Promptly after the last remittance in accordance with clause 4.3(b), Biota will pay to each Ineligible Foreign Biota Shareholder the proportion of the net proceeds of sale received by Biota pursuant to clause 4.3(b)(ii) to which that Ineligible Foreign Biota Shareholder is entitled.

4.4	Status of New Nabi Shares

(a)	The New Nabi Shares to be issued pursuant to the Scheme must, upon issue, rank equally in all respects with all other Nabi Shares then on issue, except that they will not carry a right to receive any payments from any Contingent Value Right issued and outstanding on the Implementation Date or from any dividends declared prior to but remaining unpaid on the Implementation Date, and will be fully paid and issued free from any mortgage, charge, lien, encumbrance or other security interest; and

(b)	The New Nabi Shares will be issued pursuant to an exemption from registration under the 1933 Act pursuant to section 3(a)(10) of the 1933 Act. In the event that the exemption from registration under section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of the New Nabi Shares in accordance with the Scheme from the registration requirements of the 1933 Act, then Nabi shall use its best endeavours to file a registration statement on Form S-4 (or on such other form that may be available to Nabi) in order to register such New Nabi Shares and shall use its best endeavours to cause such registration statement to become effective at or prior to the Implementation Date.

5.	Nabi Closing Net Cash Balance

5.1	Cash offsets

(a)	Subject to clause 5.4, as soon as practicable after the date of this Agreement, the parties must use their best endeavours to agree in good faith on any matters that, in addition to the matters agreed upon by biota and Nabi prior to the date of this Agreement, comprise Nabi Cash Balance Offsets (including any matters based on any unforeseen events or circumstances).

Merger Implementation Agreement

5.2	Nabi Closing Net Cash Balance Certificate

(a)	Nabi must deliver to Biota a Nabi Closing Net Cash Balance Certificate:

(i)	at 8am on the day that is seven Business Days prior to the date of the Scheme Meeting (the Review Certificate);

(ii)	prior to the announcement of any Permissible Nabi Stockholder Cash Transaction;

(iii)	at 8am on the Second Court Date; and

(iv)	at 8am on the Implementation Date.

(b)	Any Nabi Closing Net Cash Balance Certificate delivered after the Review Period is to be derived from the information set forth in the Review Certificate (including its attachment), subject to any determination by the Expert in accordance with clause 5.4).

(c)	Biota may perform a review of the Review Certificate (including its attachment) during the Review Period.

5.3	Access to information

Nabi must:

(a)	provide, or ensure the provision of:

(i)	the working papers of the Nabi Auditor that were produced in connection with the review of Nabi’s first quarter financial information for the 2012 financial year; and

(ii)	reasonable access, at the expense of Biota, to the Nabi Auditor for the purpose of Biota’s review of such working papers;

(b)	provide, or ensure the provision of, all of Nabi’s working papers, and all information and assistance which may be reasonably requested by Biota, in connection with Biota’s review of the Review Certificate; and

(c)	at all reasonable times, permit Biota and its Representatives to have reasonable access to and take extracts from or copies of all books of account, accounts, records and data of whatever kind and all other documents relating to the matters set out in the Review Certificate, during the period from 8am on the day that is seven Business Days prior to the date of the Scheme Meeting and the day that is two Business Days prior to the date of the Scheme Meeting (the Review Period).

5.4	Dispute resolution procedure

(a)	If there is any difference of opinion or dispute between Nabi and Biota as to:

(i)	whether any matters (additional to those agreed by the parties prior to the date of this Agreement) should comprise Nabi Cash Balance Offsets (including any matters based on any unforeseen events or circumstances); or

(ii)	any of the specific dollar amounts included in the Review Certificate during the Review Period,

Nabi and Biota must work together in good faith to resolve such disagreement and, if such disagreement is not resolved, then Nabi or Biota must promptly refer the dispute to a practitioner in the internal audit division of Bethesda Financial Group LLC (or such other party as Nabi and Biota may agree) (the Expert) for it to resolve the dispute. Notwithstanding the foregoing, Biota can only dispute specific dollar amounts under clause 5.4(a)(ii) above if the aggregate of the difference between:

(iii)	each amount set out in the Review Certificate which is disputed by Biota; and

(iv)	Biota’s opinion as to what each such amount should be, is not less than US $200,000.

Merger Implementation Agreement

(b)	The Expert must be instructed to decide the matters of disagreement and finish its determination and provide a final Review Certificate (if applicable) to Nabi and Biota:

(i)	in the case of a disagreement as to any matters that comprise the Nabi Cash Balance Offsets – no later than 7 Business Days after the dispute was referred to the Expert (but in any event, 5 Business Days before a Nabi Closing Net Cash Balance Certificate is required to be provided by Nabi to Biota in accordance with clause 5.2); and

(ii)	in the case of a disagreement as to the specific dollar amounts stated on the Review Certificate—before the end of the Review Period.

(c)	Nabi and Biota must co-operate with the Expert and promptly supply the Expert with any information and assistance requested by the Expert in connection with its determination.

(d)	For the purpose of this clause 5.4, all correspondence between the Expert and a party must be copied to the other party, or otherwise immediately provided to that other party.

(e)	The Expert must apply the Accounting Principles.

(f)	Any determination by the Expert will be final and binding on Nabi and Biota in the absence of manifest error.

(g)	The cost of a determination by the Expert must be borne by Nabi and Biota in such manner as the Expert determines (having regard to the merits of the dispute).

6.	Steps for Implementation

6.1	Biota’s obligations in respect of the Transactions

Biota must use its best endeavours to propose and implement the Transactions as soon as is reasonably practicable after the date of this Agreement and otherwise substantially in accordance with the Timetable, and in particular Biota must:

Steps relating to Scheme

(a)	(preparation of Scheme Booklet) as soon as reasonably practicable after the date of this Agreement, prepare the Scheme Booklet in accordance with clause 6.3;

(b)	(Independent Expert) promptly appoint the Independent Expert (if the Independent Expert has not been appointed prior to the date of this Agreement), and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report;

(c)	(Investigating Accountant’s Report) if the Biota Board determines to appoint an accountant to prepare an Investigating Accountant’s Report, then as soon as reasonably practicable after the date of this Agreement, appoint such an accountant, and provide all assistance and information reasonably requested by the accountant to enable it to prepare the Investigating Accountant’s Report;

(d)	(liaison with ASIC) as soon as reasonably practicable after the date of this Agreement but no later than 14 days before the First Court Date, provide an advanced draft of the Scheme Booklet to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act, and to Nabi, and keep Nabi reasonably informed of any matters raised by ASIC in relation to the Scheme Booklet (and of any resolution of those matters), and use its best endeavours, in co-operation with Nabi, to resolve any such matters (which will include allowing Nabi to participate in Biota’s meetings and discussions with ASIC);

(e)	(indication of intent) apply to ASIC for a letter indicating whether ASIC proposes to make submissions to the Court, or intervene to oppose the Scheme, on the First Court Date;

Merger Implementation Agreement

(f)	(approval of Scheme Booklet) as soon as practicable after ASIC has provided its indication of intent in accordance with clause 6.1(e), procure that a meeting of the Biota Board is convened to approve the Scheme Booklet for despatch to Biota Shareholders (and provide Nabi with a copy of an extract of the applicable resolutions from the applicable minutes of meeting, as soon as practicable after those minutes have been prepared and signed);

(g)	(Court documents) prepare all documents necessary for the Court proceedings (including any appeals) relating to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) in accordance with all applicable laws, and provide Nabi in advance with drafts of those documents for review and (acting reasonably and in good faith) take into account, for the purpose of amending those drafts, any comments from Nabi and its Representatives on those drafts;

(h)	(first Court hearing) lodge all documents with the Court and use its best endeavours to ensure that an application is heard by the Court for orders under section 411(1) of the Corporations Act directing Biota to convene the Scheme Meeting;

(i)	(registration of Scheme Booklet) if the Court directs Biota to convene the Scheme Meeting, as soon as practicable after such orders are made, request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(j)	(Scheme Meeting) use its best endeavours to comply with the orders of the Court, including, as required, despatching the Scheme Booklet to Biota Shareholders, convening and holding the Scheme Meeting in accordance with the Court orders, and putting the Scheme Resolution to Biota Shareholders at the Scheme Meeting, provided that if this Agreement is terminated under clause 13 it may take use its best endeavours to ensure the Scheme Meeting is not held;

(k)	(update Scheme Booklet) if it becomes aware of information after the date of despatch of the Scheme Booklet, that is material for disclosure to Biota Shareholders in deciding whether to approve the Scheme Resolution or that is required to be disclosed to Biota Shareholders under any applicable law, as expeditiously as practicable inform Biota Shareholders of the information in an appropriate and timely manner, and in accordance with applicable law;

(l)	(section 411(17)(b) statement) apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(m)	(Court approval) if the Scheme Resolution is passed by the requisite majorities of Biota Shareholders under section 411(4)(a)(ii) of the Corporations Act, as soon as practicable after such time apply to the Court for orders approving the Scheme;

(n)	(provision of Biota Register information) as soon as practicable after the Record Date, give to Nabi (or as it directs) details of the names, registered addresses and holdings of Biota Shares of every Scheme Shareholder as shown in the Biota Register as at the Record Date, in such form as Nabi may reasonably require;

(o)	(implementation of the Scheme) if the Court approves the Scheme:

(i)	lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act, as soon as practicable after the Court makes those orders;

(ii)	use best endeavours to ensure that ASX suspends trading in Biota Shares with effect from the close of trading on the Effective Date;

(iii)	close the Biota Register as at the Record Date to determine the identity of Scheme Shareholders and to determine their entitlements to the Scheme Consideration in accordance with the Scheme;

Merger Implementation Agreement

(iv)	promptly execute proper instruments of transfer of, and register all transfers of, the Scheme Shares to Nabi in accordance with the Scheme; and

(v)	promptly do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme and to effect the transfer of the Scheme Shares to Nabi;

(p)	(keep Nabi informed) from the First Court Date until the Implementation Date, promptly inform Nabi if it becomes aware (or ought reasonably to have become aware, after making all reasonable and diligent enquiries) that the Scheme Booklet contains a statement that, in the form and context in which it appears in the Scheme Booklet, is or has become misleading or deceptive in a material respect or that contains a material omission;

(q)	(Nabi Provided Scheme Booklet Information) at any time (even after the Nabi Provided Scheme Booklet Information becomes publicly available) only use that information with the prior written consent of Nabi (not to be unreasonably withheld);

(r)	(securities laws) use its best endeavours to assist Nabi as may be necessary to comply with the securities laws of all jurisdictions which are applicable in connection with the issuance of the New Nabi Shares pursuant to the Scheme;

(s)	(regulatory filings) as promptly as practicable after execution of this Agreement, Biota shall take use its best endeavours to make, or cause to be made, all appropriate filings required from it in connection with the Transactions under the HSR Act and the Competition Laws identified in Schedule 1 hereto;

Steps relating to Nabi Proxy Statement and the Scheme Consideration

(t)	(provide information) provide to Nabi the information referred to in clause 6.4(d);

(u)	(preparation of Nabi Proxy Statement) provide assistance with the preparation of the Nabi Proxy Statement in accordance with clause 6.4;

(v)	(liaison with SEC) provide reasonable assistance to Nabi to resolve any matter raised by the SEC regarding the Nabi Proxy Statement or exemption from registration under the 1933 Act pursuant to section 3(a)(10) of the 1933 Act;

(w)	(approval of Nabi Proxy Statement) if requested by Nabi, procure that a meeting of the Biota Board is convened to approve those sections of the Nabi Proxy Statement that comprise the Biota Provided Proxy Statement Information as being in a form appropriate for mailing to Nabi Stockholders (and provide Nabi with a copy of an extract of the applicable resolutions from the applicable minutes of meeting, as soon as practicable after those minutes have been prepared and signed);

(x)	(keep Nabi informed) from the First Court Date until the Implementation Date, promptly (in any event within one Business Day) inform Nabi if it becomes aware (or ought reasonably to have become aware, after making all reasonable and diligent enquiries) that the Biota Provided Proxy Statement Information contains a statement that, in the form and context in which it appears in the Nabi Proxy Statement, is or has become misleading or deceptive in any material respect or that contains any material omission, and provide such further or new information as is required to ensure that such information is no longer misleading or deceptive in any material respect or does not contain any material omission;

Other steps

(y)	(compliance with laws) use its best endeavours to ensure that all transactions contemplated by this Agreement are effected in all material respects in accordance with all applicable laws and regulations;

Merger Implementation Agreement

(z)	(response to regulatory inquiry) in connection with the regulatory filings required by clause 6.1(s) hereto, Biota shall keep Nabi promptly (in any event within one Business Day) appraised of any inquiries or requests for additional information from any Governmental Agency pursuant to any Competition Law, and shall respond promptly to all such inquiries or requests;

(aa)	(cooperation in regulatory process) use its best endeavours to cooperate with Nabi in obtaining all consents, authorisations and clearances. Biota shall provide Nabi promptly with all information and documents reasonably requested by Nabi for the purpose of obtaining Competition Approvals. Biota shall notify Nabi promptly of all communications of any kind received from a Governmental Agency under any Competition Law, including without limitation the FTC and DOJ, relating to the Transactions; shall provide Nabi advance copies, with a reasonable opportunity for review and comment, of any communication by Biota to any such Governmental Agency relating to the Transactions; shall give Nabi advance notice of all planned meetings, conferences, or other communications with such a Governmental Agency relating to the Transactions and, subject to the Governmental Agency’s consent, shall permit representatives of Nabi to attend and participate in such meetings, conferences, and other communications. Biota shall keep Nabi apprised of the progress of any investigation conducted by a Governmental Agency under any Competition Law, including without limitation the FTC and DOJ, relating to the Transactions; and

(bb)	(all things necessary) use its best endeavours to lawfully give effect to the Scheme and the orders of the Court approving the Scheme.

6.2	Nabi’s obligations in respect of the Transactions

Nabi must use its best endeavours to propose and implement the Transactions as soon as is reasonably practicable after the date of this Agreement and otherwise substantially in accordance with the Timetable, and in particular Nabi must:

Steps relating to the Nabi Proxy Statement and the Scheme Consideration

(a)	(preparation of Nabi Proxy Statement) as soon as reasonably practicable after the date of this Agreement, prepare the Nabi Proxy Statement in accordance with clause 6.4;

(b)	(Nabi Merger Approval Meeting) use its best endeavours in accordance with applicable law and its certificate of incorporation and bylaws to convene and hold the Nabi Merger Approval Meeting, including, as required, mailing the Nabi Proxy Statement to Nabi Stockholders, and submitting the Nabi Merger Proposals to Nabi Stockholders at the Nabi Merger Approval Meeting, provided that if this Agreement is terminated under clause 13 it will use its best endeavours to ensure the Nabi Merger Approval Meeting is not held;

(c)	(update Nabi Proxy Statement) if it becomes aware of information after the date of despatch of the Nabi Proxy Statement, that is material for disclosure to Nabi Stockholders in deciding whether to approve the Nabi Merger Proposals or that is required to be disclosed to Nabi Stockholders under any applicable law, as expeditiously as practicable inform Nabi Stockholders of the information in an appropriate and timely manner, and in accordance with applicable law;

Steps relating to the Scheme

(d)	(provide information) provide to Biota the information referred to in clause 6.3(d);

(e)	(preparation of Scheme Booklet) provide assistance reasonably requested by Biota with the preparation of the Scheme Booklet in accordance with clause 6.3;

Merger Implementation Agreement

(f)	(Independent Expert information) provide assistance and information reasonably requested by Biota or by the Independent Expert in connection with the preparation of the Independent Expert’s Report;

(g)	(Investigating Accountant’s Report) if the Biota Board determines to appoint an accountant to prepare an Investigating Accountant’s Report, then provide assistance and information reasonably requested by Biota or by the accountant to enable the accountant to prepare the Investigating Accountant’s Report;

(h)	(liaison with ASIC) provide assistance reasonably requested by Biota to assist Biota to resolve any matter raised by ASIC regarding the Scheme Booklet or the Scheme during its review of the Scheme Booklet;

(i)	(approval of Scheme Booklet) as soon as practicable after ASIC has provided its indication of intent in accordance with clause 6.1(e), procure that a meeting of the Nabi Board (or of a committee of the Nabi Board appointed for the purpose) is convened to approve those sections of the Scheme Booklet that comprise the Nabi Provided Scheme Booklet Information as being in a form appropriate for despatch to Biota Shareholders (and provide Biota with a copy of an extract of the applicable resolutions from the applicable minutes of meeting, as soon as practicable after those minutes have been prepared and signed);

(j)	(keep Biota informed) from the First Court Date until the Implementation Date, promptly (in any event within one Business Day) inform Biota if it becomes aware (or ought reasonably to have become aware, after making all reasonable and diligent enquiries) that the Nabi Provided Scheme Booklet Information contains a statement that, in the form and context in which it appears in the Scheme Booklet, is or has become misleading or deceptive in any material respect or that contains any material omission, and provide such further or new information as is required to ensure that such information is no longer misleading or deceptive in any material respect or does not contain any material omission;

(k)	(Court representation) procure that, if requested by Biota and reasonably considered necessary by Nabi, it is represented by counsel at the Court hearings convened in connection with the Scheme, at which, through its counsel and if requested by the Court, Nabi will undertake to do all such things and use its best endeavours in order to ensure the fulfilment of its obligations under this Agreement and the Scheme;

(l)	(Nabi Deed Poll) prior to the First Court Date, execute the Nabi Deed Poll;

(m)	(listing) apply for listing on NASDAQ of the New Nabi Shares to be issued pursuant to the Scheme;

(n)	(Scheme Consideration) if the Scheme becomes Effective, provide the Scheme Consideration in accordance with the Scheme and the Nabi Deed Poll on the Implementation Date;

(o)	(Nabi Closing Net Cash Balance) if the Scheme becomes Effective, provide the Nabi Closing Net Cash Balance Certificate to Biota on the Implementation Date showing a Nabi Closing Net Cash Balance of no less than US $54 million in accordance with the Scheme;

(p)	(New Nabi Share trading) use best endeavours to ensure that trading in the New Scheme Shares commences on NASDAQ no later than the first Business Day after the Implementation Date;

(q)	(New Nabi Shares) ensure that on issue, each New Nabi Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest;

(r)	(Biota Provided Scheme Booklet Information) at any time (even after the Biota Provided Scheme Booklet Information becomes publicly available) only use the Biota Provided Scheme Booklet Information with the prior written consent of Biota (not to be unreasonably withheld);

Merger Implementation Agreement

(s)	(securities laws) use its best endeavours to comply in all material respects with the securities laws of all jurisdictions which are applicable to the issuance of the New Nabi Shares pursuant to the Scheme;

(t)	(regulatory filings) as promptly as practicable after execution of this Agreement, Nabi shall use its best endeavours to make, or cause to be made, all appropriate filings required from it in connection with the Transactions under the HSR Act and the Competition Laws identified in Schedule 1 hereto;

(u)	(compliance with laws) use its best endeavours to ensure that all Transactions are effected in all material respects in accordance with all applicable laws and regulations;

(v)	(response to regulatory inquiry) in connection with the regulatory filings required by clause 6.1(s) hereto, Nabi shall keep Biota promptly (in any event within one Business Day) appraised of any inquiries or requests for additional information from any Governmental Agency pursuant to any Competition Law, and shall respond promptly to all such inquiries or requests;

(w)	(cooperation in regulatory process) use its best endeavours to cooperate with Biota in obtaining all consents, authorisations, clearances, approvals, waivers, actions, or non-actions required, in order to complete the Transactions, from a Governmental Agency under the HSR Act and all other Competition Laws identified in Schedule 1 (the Competition Approvals). Subject to applicable law, Nabi shall provide Biota promptly with all information and documents reasonably requested by Biota for the purpose of obtaining Competition Approvals. Nabi shall notify Biota promptly of all communications of any kind received from a Governmental Agency under any Competition Law, including without limitation the FTC and DOJ, relating to the Transactions; shall provide Biota advance copies, with a reasonable opportunity for review and comment, of any communication by Nabi to any such Governmental Agency relating to the Transactions; shall give Biota advance notice of all planned meetings, conferences, or other communications with such a Governmental Agency relating to the Transactions and, subject to the Governmental Agency’s consent, shall permit representatives of Biota to attend and participate in such meetings, conferences, and other communications. Nabi shall keep Biota apprised of the progress of any investigation conducted by a Governmental Agency under any Competition Law, including without limitation the FTC and DOJ, relating to the Transactions; and

(x)	(all things necessary) use its best endeavours to lawfully give effect to the Scheme and the orders of the Court approving the Scheme.

6.3	Preparation of Scheme Booklet

(a)	(Biota to prepare) Subject to Nabi complying with its obligations under clause 6.3(d), Biota must prepare the Scheme Booklet as soon as is reasonably practicable after the date of this Agreement and otherwise substantially in accordance with the Timetable.

(b)	(Compliance requirements) Biota must use its best endeavours to ensure that the Scheme Booklet complies in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and all ASIC Regulatory Guides applicable to members’ schemes of arrangement under Part 5.1 of the Corporations Act, except that the obligation to do so in respect of the Nabi Provided Scheme Booklet Information is subject to Nabi complying with its obligations under clauses 6.3(d) and 10.1(c).

(c)	(Content of Scheme Booklet) Without limiting clause 6.3(b), the Scheme Booklet will include or be accompanied by:

(i)	the Scheme;

(ii)	the Notice of Meeting;

(iii)	a copy of this Agreement (without the schedules and annexures) or a summary of it;

Merger Implementation Agreement

(iv)	a copy of the executed Nabi Deed Poll;

(v)	the Independent Expert’s Report; and

(vi)	a statement that the Biota Board considers the Scheme to be in the best interests of Biota Shareholders and a recommendation that Biota Shareholders approve the Scheme Resolution, in the absence of a Superior Proposal, unless the Biota Board has changed or withdrawn that statement and recommendation in accordance with clause 8.1.

(d)	(Nabi Provided Scheme Booklet Information) Nabi must provide the Nabi Provided Scheme Booklet Information to Biota as soon as is reasonably practicable after the date of this Agreement and otherwise substantially in accordance with the Timetable, in a form that, together with the Biota Provided Scheme Booklet Information, includes in all material respects the information regarding the Nabi Group, New Nabi Shares and the Nabi Shares that is required by the Corporations Act, the ASX Listing Rules and all ASIC Regulatory Guides applicable to members’ schemes of arrangement under Part 5.1 of the Corporations Act, including the information that would be required under sections 636(1)(c), (g), (h), (i), (j), (k), (l) and (m) of the Corporations Act to be included in a Nabi bidder’s statement if Nabi were offering the Scheme Consideration as consideration under a takeover bid, and must provide to Biota such assistance as Biota may reasonably request in order to adapt such information for inclusion in the Scheme Booklet.

(e)	(Review by Nabi) Biota must make available in advance to Nabi drafts of the Scheme Booklet (including any draft of the Independent Expert’s Report, but excluding those sections containing the Independent Expert’s opinions or conclusions), consult with Nabi in relation to the content of those drafts (including the inclusion of any Nabi Provided Scheme Booklet Information and any information solely derived from, or prepared solely in reliance on, the Nabi Provided Scheme Booklet Information), and (acting reasonably and in good faith) take into account, for the purpose of amending those drafts, any comments from Nabi and its Representatives on those drafts.

(f)	(Dispute as to Scheme Booklet) If, after a reasonable period of consultation and compliance by Biota with its obligations under clause 6.3(e), Nabi and Biota, acting reasonably and in good faith, are unable to agree on the form or content of the Scheme Booklet, then, subject to applicable law:

(i)	if the disagreement relates to the form or content of the Nabi Provided Scheme Booklet Information (or any information solely derived from, or prepared solely in reliance on, the Nabi Provided Scheme Booklet Information), Biota will, acting in good faith, make such amendments to that information in the Scheme Booklet as Nabi may reasonably require; and

(ii)	if the disagreement relates to the form or content of the Biota Provided Scheme Booklet Information, Biota will, acting in good faith, decide the final form of that information in the Scheme Booklet.

(g)	(Consent of Nabi) Without limiting clause 6.3(f), Biota must obtain written consent from Nabi in relation to the form and context in which any Nabi Provided Scheme Booklet Information (and any information solely derived from, or prepared solely in reliance on, the Nabi Provided Scheme Booklet Information) is used, such consent not to be unreasonably withheld by Nabi.

(h)	(Verification) Biota must undertake appropriate verification processes in relation to the Biota Provided Scheme Booklet Information included in the Scheme Booklet, and Nabi must undertake appropriate verification processes in relation to the Nabi Provided Scheme Booklet Information included in the Scheme Booklet.

Merger Implementation Agreement

6.4	Preparation of Nabi Proxy Statement

(a)	(Nabi to prepare) Subject to Biota complying with its obligations under clause 6.4(d), Nabi must prepare the Nabi Proxy Statement as soon as is reasonably practicable after the date of this Agreement and otherwise substantially in accordance with the Timetable.

(b)	(Compliance requirements) Nabi must use its best endeavours to ensure that the Nabi Proxy Statement complies in all material respects with the requirements of the 1934 Act, rules promulgated under the 1934 Act and the NASDAQ Marketplace Rules, except that the obligation to do so in respect of the Biota Provided Proxy Statement Information is subject to Biota complying with its obligations under clauses 6.4(d) and 10.2(d).

(c)	(Content of Nabi Proxy Statement) Without limiting clause 6.4(b), the Nabi Proxy Statement will include or be accompanied by a statement that the Nabi Board has determined that this Agreement, the Merger and the other transactions contemplated herein, including the Charter Amendment and the issuance of New Nabi Shares, are advisable to and in the best interests of Nabi and Nabi Stockholders and a recommendation that Nabi Stockholders vote in favour of the Nabi Merger Proposals, unless the Nabi Board has changed or withdrawn that statement and recommendation in accordance with clause 8.1(b)(v)(C).

(d)	(Biota Provided Proxy Statement Information) Biota must provide to Nabi the Biota Provided Proxy Statement Information to Nabi as soon as is reasonably practicable after the date of this Agreement and otherwise substantially in accordance with the Timetable, in a form that includes in all material respects the information regarding the Biota Group and the Merged Group (other than to the extent the information in relation to the Merged Group is derived from information regarding the Nabi Group) that is required by the 1934 Act, rules promulgated under the 1934 Act and NASDAQ Marketplace Rules, and must provide to Nabi such assistance as Nabi may reasonably require in order to adapt such information for inclusion in the Nabi Proxy Statement.

(e)	(Review by Biota) Nabi must make available in advance to Biota drafts of the Nabi Proxy Statement, consult with Biota in relation to the content of those drafts (including the inclusion of any Biota Provided Proxy Statement Information and any information solely derived from, or prepared solely in reliance on, the Biota Provided Proxy Statement Information), and (acting reasonably and in good faith) take into account, for the purpose of amending those drafts, any comments from Biota and its Representatives on those drafts.

(f)	(Dispute as to Nabi Proxy Statement) If, after a reasonable period of consultation and compliance by Nabi with its obligations under clause 6.4(e), Biota and Nabi, acting reasonably and in good faith, are unable to agree on the form or content of the Nabi Proxy Statement, then, subject to applicable law:

(i)	if the disagreement relates to the form or content of the Biota Provided Proxy Statement Information (or any information solely derived from, or prepared solely in reliance on, the Biota Provided Proxy Statement Information), Nabi will, acting in good faith, make such amendments to that information in the Nabi Proxy Statement as Biota may reasonably require; and

(ii)	if the disagreement relates to the form or content of the Nabi Provided Proxy Statement Information, Nabi will, acting in good faith, decide the final form of that information in the Nabi Proxy Statement.

(g)	(Consent of Biota) Without limiting clause 6.4(f), Nabi must obtain written consent from Biota in relation to the form and context in which any Biota Provided Proxy Statement Information (and any information solely derived from, or prepared solely in reliance on, the Biota Provided Proxy Statement Information) is used, such consent not to be unreasonably withheld by Biota.

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(h)	(Verification) Nabi must undertake appropriate verification processes in relation to the Nabi Provided Proxy Statement Information included in the Nabi Proxy Statement and Biota must undertake appropriate verification processed in relation to the Biota Provided Proxy Statement Information included in the Nabi Proxy Statement.

6.5	Nabi Board as of Implementation Date

As of the Implementation Date, Nabi must have reconstituted the Nabi Board so that it consists of the persons set out in Part A of Schedule 2, subject to the relevant persons agreeing to become the directors of the relevant Nabi Board and meeting the regulatory requirements for a director set out in any applicable laws and the rules of NASDAQ.

6.6	Nabi Management as of Implementation Date

(a)	As of the Implementation Date, Nabi’s senior management shall be constituted as set out in Part B of Schedule 2.

(b)	Following the Implementation Date, the Nabi Board will seek to identify and appoint a management team based in the United States of America.

6.7	Indemnification

(a)	From the Implementation Date, Nabi shall indemnify and hold harmless each person who has at any time prior to the Implementation Date been an officer, director or employee of Biota or any of its Subsidiaries or other person entitled to be indemnified by Biota or any of its Subsidiaries pursuant to their respective constitutions or relevant deed(s) of indemnity as they are currently in effect on the date of this Agreement to the same extent as provided in such constitution or deed of indemnity; provided that it is understood that the foregoing undertaking shall not grant to any such officers, directors or employees or other person rights of indemnity against Nabi more extensive than those such persons may currently have against Biota.

(b)	For a period of six years after the Implementation Date, Nabi shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by Nabi’s and Biota’s directors’ and officers’ liability insurance policy (a copy of which has been heretofore delivered to each other party) on terms no less favourable to those applicable to the then current directors and officers of Nabi; provided, that in no event shall Nabi be required to expend in excess of 300% of the annual premium currently paid by Nabi for such coverage or such coverage as is available for 300% of the annual premium.

(c)	This clause 6.7 shall survive the Implementation Date, is intended to benefit those persons who are currently covered by Nabi’s and Biota’s directors’ and officers’ liability insurance policy, who shall have the direct right to enforce this clause 6.7 as intended third party beneficiaries and shall be binding on all successors and assigns of Nabi.

7.	Conduct of Business and Requests for Access

7.1	Conduct of business

During the period from the date of this Agreement up to and including the Implementation Date, each of Biota and Nabi (as the case may be) must:

(a)

procure that each of the Biota Group or the Nabi Group conducts its business and operations in the ordinary course and substantially consistent (subject to any applicable laws, regulations and Regulatory Approvals) with the manner in which each such business and operation has been conducted in the 12 month period prior to the date of this Agreement (including, in particular (but subject to clause 7.4) the

Merger Implementation Agreement

making of all payments in accordance with the group’s normal payment cycle, and the maintenance of all existing insurance policies) and in compliance in all material respects with all applicable laws, regulations and Regulatory Approvals; and

(b)	in the case of Biota, to the extent consistent with that obligation, use its best endeavours to preserve intact each of the Biota Group’s current business organisation, to keep available the services of the current Officers of it and the other Biota Group Members, and to preserve the Biota Group’s relationship with Governmental Agencies, customers, suppliers, licensors, licensees and others having business dealings with it;

(c)	in the case of Nabi, to the extent consistent with that obligation, use its best endeavours to preserve intact each of the Nabi Group’s current business organisation, to keep available the services of its current Chief Executive Officer and certain other of its officers agreed in writing by the parties, and to preserve the Nabi Group’s relationship with Governmental Agencies, customers, suppliers, licensors, licensees and others having business dealings with it, except:

(d)	that Nabi may conduct any Permissible Nabi Stockholder Cash Transaction; or

(e)	to the extent required to be done or procured by Biota or Nabi pursuant to, or that is otherwise expressly permitted by, the Transaction Documents, or the undertaking of which the other party (being either Biota or Nabi) has approved in writing, such approval not to be unreasonably withheld or delayed.

7.2	Access to information and co-operation

(a)	During the period from the date of this Agreement up to and including the Implementation Date, each party must, and must procure each of their respective Subsidiaries to, respond to reasonable requests from the other party and its Representatives for information concerning the Biota Group or Nabi Group (as the case may be) businesses and operations, and give that other party and its Representatives reasonable access to its Officers and records, and otherwise provide reasonable co-operation to that other party and its Representatives, in each case for the purposes of:

(i)	the implementation of the Transactions;

(ii)	the integration of the Biota Group and the Nabi Group following the implementation of the Merger; or

(iii)	any other purpose that is agreed in writing between the parties,

subject to the terms of the Confidentiality Agreement and proper performance by the directors and officers of each party and its Subsidiaries of their fiduciary duties.

(b)	Each party must ensure its then current Officers are available at all reasonable times to give access to, and provide assistance to, the other party for the purposes of clause 7.2(a).

(c)	During the period from the date of this Agreement up to and including the Implementation Date, each party must permit the then current Officers of the other party to have access to the premises from which that party conducts its business for the purpose of the requesting party becoming familiar with the business of the other party.

7.3	No Regulated Events

(a)	During the period from the date of this Agreement up to and including the Implementation Date, Biota must ensure, to the extent within the control of any Biota Group Member (or two or more of them), that no Biota Regulated Event occurs, without the prior written consent of Nabi (such consent not to be unreasonably withheld or delayed).

Merger Implementation Agreement

(b)	During the period from the date of this Agreement up to and including the Implementation Date, Nabi must ensure, to the extent within the control of any Nabi Group Member (or two or more of them), that no Nabi Regulated Event occurs, without the prior written consent of Biota (such consent not to be unreasonably withheld or delayed).

7.4	Restriction on Cash payments

Nabi agrees that between the Effective Date and the Implementation Date (both inclusive) it will not make any cash payments other than any Permitted Pre-Implementation Payments and Permissible Stockholder Cash Transactions.

7.5	Amendment of CVR Agreement

Nabi agrees that, on or before the Implementation Date, it will not change the form of the CVR Agreement or amend the CVR Agreement after it is entered into by Nabi (which shall be at the sole and absolute discretion of Nabi) without the prior written consent of Biota (such consent not to be unreasonably withheld or delayed).

8.	Board Recommendations

8.1	Biota Board recommendation

(a)	The Biota Public Announcement to be issued by Biota immediately after execution of this Agreement must state that the Biota Board considers the Merger to be in the best interests of Biota Shareholders and recommends that Biota Shareholders approve the Scheme Resolution, in the absence of a Superior Proposal and subject to the Independent Expert concluding that the Scheme is in the best interests of Biota Shareholders.

(b)	Biota must use its best endeavours to procure that the Biota Board:

(i)	does not change or withdraw the statements and recommendations set out in the Biota Public Announcement;

(ii)	in the Scheme Booklet, states that the Biota Board considers the Scheme to be in the best interests of Biota Shareholders and recommends that Biota Shareholders approve the Scheme Resolution, in the absence of a Superior Proposal, and does not change or withdraw those statements or recommendations once made; and

(iii)	does not make any public statement or any statement to brokers, analysts, journalists, Biota Shareholders or professional or institutional investors to the effect, or take any other action that suggests, that the Scheme is no longer so considered or recommended, unless:

(iv)	the Biota Board determines, after considering the matter in good faith, that their fiduciary or statutory duties require them to change or withdraw their recommendation after having taken advice from their legal and external financial advisers; and

(v)	prior to any such change or withdraw in the Biota Board’s recommendation:

(A)	in the case of a Competing Proposal, Biota has complied with the requirements set forth in clause 11.6(a), 11.6(c), 11.6(d) and 11.6(e);

Merger Implementation Agreement

(B)	Biota has provided a written notice to Nabi at least five Business Days before taking such action, which written notice will include:

(1)	the decision of the Biota Board to take such action and the reasons therefore; and

(2)	in the event the decision relates to a Competing Proposal, a summary of the material terms and conditions of the Competing Proposal (which summary is not required to include the identity of the party making the Competing Proposal); and

(C)	during the five Business Day period after giving such written notice to Nabi, if requested by Nabi, Biota has and has directed its outside legal counsel and financial advisors to, (i) in the case of a Competing Proposal, where the parties have not taken the actions contemplated by clauses 11.6(a), 11.6(c), 11.6(d) and 11.6(e), comply with such clauses and negotiate with Nabi in good faith to make such adjustments to the terms and conditions of this Agreement so that such Competing Proposal ceases to constitute (in the good faith judgment of the Biota Board, after consultation with its outside legal counsel and financial advisors) a Superior Proposal or, (ii) if such change or withdraw in the recommendation does not involve a Competing Proposal, to negotiate in good faith to make such adjustments in the terms and conditions of this Agreement so that such change or withdraw in the recommendation is otherwise not necessary.

8.2	Nabi Board recommendation

(a)	The Nabi Public Announcement to be issued by Nabi immediately after execution of this Agreement must state that the Nabi Board unanimously considers this Agreement, the Merger and the other transactions contemplated herein, including the Charter Amendment and the issuance of New Nabi Shares, to be advisable and fair to and in the best interests of Nabi and Nabi Stockholders and unanimously recommends that Nabi Stockholders approve the Nabi Merger Proposals.

(b)	Nabi must use its best endeavours to procure that the Nabi Board:

(i)	does not change or withdraw the statements and recommendations set out in the Nabi Public Announcement;

(ii)	in the Nabi Proxy Statement, states that the Nabi Board unanimously considers this Agreement, the Merger and the other transactions contemplated herein, including the Nabi Merger Proposals, to be advisable and fair to and in the best interests of Nabi and Nabi Stockholders and unanimously recommends that Nabi Stockholders approve the Nabi Merger Proposals, and does not change or withdraw those statements or recommendations once made; and

(iii)	does not make any public statement or any statement to brokers, analysts, journalists, Nabi Stockholders or professional or institutional investors to the effect, or take any other action that suggests, that the Merger is no longer so considered or recommended, unless:

(iv)	the Nabi Board determines, after considering the matter in good faith, that their fiduciary or statutory duties require them to change or withdraw their recommendation after having taken advice from their outside legal counsel and financial advisers; and

(v)	prior to any such change or withdraw in the Nabi Board’s recommendation:

(A)	in the case of a Competing Proposal, Nabi has complied with the requirements set forth in clause 11.6(b), 11.6(c), 11.6(d) and 11.6(e);

Merger Implementation Agreement

(B)	Nabi has provided a written notice to Biota at least five Business Days before taking such action, which written notice will include:

(1)	the decision of the Nabi Board to take such action and the reasons therefore; and

(2)	in the event the decision relates to a Competing Proposal, a summary of the material terms and conditions of the Competing Proposal (which summary is not required to include the identity of the party making the Competing Proposal); and

(C)	during the five Business Day period after giving such written notice to Biota, if requested by Biota, Nabi has and has directed its outside legal counsel and financial advisors to, (i) in the case of a Competing Proposal, where the parties have not taken the actions contemplated by clauses 11.6(b), 11.6(c), 11.6(d) and 11.6(e), comply with such clauses and negotiate with Biota in good faith to make such adjustments to the terms and conditions of this Agreement so that such Competing Proposal ceases to constitute (in the good faith judgment of the Nabi Board, after consultation with its outside legal counsel and financial advisors) a Superior Proposal or, (ii) if such change or withdraw in the recommendation does not involve a Competing Proposal, to negotiate in good faith to make such adjustments in the terms and conditions of this Agreement so that such change or withdraw in the recommendation is otherwise not necessary.

9.	Public Announcements, Communications and Confidentiality

9.1	Required announcements

(a)	On the Announcement Date, Nabi must release the Nabi Public Announcement, and Biota must release the Biota Public Announcement, which directs shareholders as to how they may obtain a copy of this Agreement.

(b)	Subject to clause 9.3, where a party is required by applicable law, the ASX Listing Rules, the NASDAQ Marketplace Rules or any other applicable stock exchange regulation to make any announcement or to make any disclosure in connection with this Agreement (including its termination) or the Transactions, it may do so only after it has given the other party as much notice as is reasonably practicable in the context of any deadlines imposed by law or applicable requirement, but in any event prior notice, and has consulted with the other party as to (and has given the other party a reasonable opportunity to comment on) the form and content of that announcement or disclosure and used its best endeavours to restrict that disclosure to the greatest extent possible. Nothing in this clause requires the giving of prior notice or the taking of any action if doing so would lead to a party breaching an applicable law, the ASX Listing Rules, NASDAQ Marketplace Rules or any other stock exchange regulation.

9.2	Agreement on other Communications

Except in relation to Communications regulated by clause 9.1 and to the extent permitted by applicable law:

(a)	Nabi and Biota must in good faith and on a timely and pragmatic basis consult with each other and agree in advance on all aspects (including the timing, form, content and manner) of:

(i)	any Communications with any Governmental Agency in relation to the implementation of the Transactions, whether or not such Communications are for the purposes of satisfying a Condition Precedent; and

(ii)	any public announcement or disclosure in connection with this Agreement (including its termination) or the Transactions;

(b)	each of Nabi and Biota is entitled to be represented and to make submissions in any meeting with any Governmental Agency relating to any Regulatory Approval;

Merger Implementation Agreement

(c)	each of Nabi and Biota must ensure that any other Communications with third parties in relation to the Transactions (such as with employees or shareholders or with the media other than by way of public announcement or disclosure) must be in accordance with the communication protocols and messages agreed between the parties (and if branded with the name or logo of the other party, must be consented to by that party);

(d)	each party must provide copies to the other party of any written Communications sent to or received from a person referred to in clause 9.2(a) promptly upon despatch or receipt (as the case may be); and

(e)	each party will have the right to be present and make submissions at or in relation to any proposed meeting with any Governmental Agency in relation to the Transactions.

9.3	Disclosure on termination of this Agreement

The parties agree that, if this Agreement is terminated under clause 13, either party may disclose by way of announcement to ASX or NASDAQ the fact that this Agreement has been terminated, where such disclosure is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed, and provided, where reasonably practicable, that party consults with the other party as to (and gives the other party a reasonable opportunity to comment on) the form and content of the announcement prior to its disclosure.

9.4	Confidentiality Agreement

Except as set out in clause 9.3, the parties acknowledge and agree that:

(a)	they continue to be bound by the Confidentiality Agreement after the date of this Agreement; and

(b)	the rights and obligations of the parties under the Confidentiality Agreement survive termination of this Agreement.

10.	Representations and Warranties

10.1	Nabi representations and warranties

Nabi represents and warrants to Biota that, except as consented to in writing by Biota:

(a)	as at the date of this Agreement:

(i)	the total securities of Nabi on issue that are shares in Nabi or are convertible into shares in Nabi are as follows; and

Type	Quantity
Nabi Shares
Issued and Outstanding	63,573,858
Treasury Stock	(20,696,277)

Total	42,877,581

Nabi Restricted Stock

Total Outstanding	223,776

Stock Options
Vested	3,145,331
Unvested	686,828

Total Outstanding	3,832,159

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(ii)	other than the stock options referred to in clause 10.1(a)(i) and rights issued pursuant to a Rights Agreement, no Nabi Group Member has issued (or is actually or contingently required to issue) any other securities or instruments that are still outstanding (or may become outstanding) and that may convert into Nabi securities;

(b)	on the date of this Agreement and on the Second Court Date:

(i)	Nabi and each other Nabi Group Member is a corporation validly existing and in good standing under the laws of its place of incorporation and is duly qualified to do business and, except as fairly disclosed in the Nabi Disclosed Information, is in good standing in each jurisdiction in which the failure to be so qualified would be a Nabi Material Adverse Change;

(ii)	Nabi has the power to enter into and perform its obligations under this Agreement and to carry out the Transactions;

(iii)	Nabi has taken all necessary corporate action to authorise the entry into this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement;

(iv)	this Agreement has been duly and validly executed and delivered by Nabi and is Nabi’s valid and binding obligation enforceable in accordance with its terms, subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganisation, moratorium or other similar laws affecting creditors’ rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at law);

(v)	the execution and performance by Nabi of this Agreement and each Transaction did not and will not violate:

(A)	a law or treaty or a judgment, ruling, order or decree binding on it or any of its Related Bodies Corporate;

(B)	its certificate of incorporation or bylaws; or

(C)	in any material respect any other material document or material agreement that is binding on it or its assets or any of its Related Bodies Corporate or their assets;

except for any such violations in the case of clauses (A) and (C) that is not or would not reasonably be expected to have, individually or in the aggregate, a Nabi Material Adverse Change;

(vi)	Except as fairly disclosed in the Nabi Disclosed Information, each Nabi Group Member is solvent and no resolutions have been passed nor has any other step been taken or legal proceedings commenced or, to the knowledge of Nabi, threatened against any Nabi Group Member for the winding up, dissolution or termination of that Nabi Group Member or for the appointment of a liquidator, receiver, administrator, or similar officer over any or all of any Nabi Group Member’s assets;

(vii)	Nabi is not aware of any material breach of law by any Nabi Group Member of any laws of the United States of America or laws of any other country applicable to it or orders of Governmental Agencies having jurisdiction over it;

(viii)	the Nabi Group has all material Regulatory Approvals necessary for it to conduct its activities as presently being conducted and is not in any material breach of any such Regulatory Approvals; and

(ix)	as at the date of this Agreement, neither the SEC nor NASDAQ (as applicable) has notified Nabi in writing of a determination against any Nabi Group Member for any contravention of the requirements of the 1933 Act, the 1934 Act or the NASDAQ Marketplace Rules or any rules or regulations under the 1933 Act, the 1934 Act or the NASDAQ Marketplace Rules;

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(x)	Nabi has available for future grants under its 2007 Omnibus Equity and Incentive Plan (2007 Stock Plan), 2,316,428 Nabi Shares;

(xi)	Nabi has no outstanding shares of its preferred stock;

(xii)	Nabi has no Nabi Shares outstanding under any stockholder rights plan of Nabi;

(xiii)	as far as Nabi is aware each Nabi Material Contract is valid, binding and enforceable and:

(A)	as far as Nabi is aware Nabi is not in material breach of, or liable to make material payment under any warranty or indemnity given in, any Nabi Material Contract;

(B)	as far as Nabi is aware no other party is in material breach of, or liable to make payment under any warranty or indemnity given in, any Nabi Material Contract and no circumstance exists which is likely to give rise to a material breach by any party of, or a liability for payment by any party under any warranty or indemnity given in, any Nabi Material Contract; and

(C)	except as fairly disclosed in the Nabi Disclosed Information, no party to any Nabi Material Contract has given any notice terminating or purporting to or advising of an intention to terminate that Nabi Material Contract and as far as Nabi is aware no circumstance exists that may entitle any person to do so;

(xiv)	as far as Nabi is aware, the Nabi Group does not have any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except:

(A)	as reflected, reserved for or disclosed in the most recent Nabi Financials lodged with the SEC;

(B)	as incurred in the ordinary course of business consistent with past practice since December 31, 2011;

(C)	as a result of the execution of this Agreement; or

(D)	as has not had and would not reasonably be expected to have, individually or in the aggregate, a Nabi Material Adverse Change;

(xv)	all right, title and interest of any Nabi Group Member in each of the Nabi Properties is held free and clear of any material Encumbrance and none of the Nabi Properties is subject to any lease, licence, option, material caveat, material covenant, material easement, overriding interest, material restriction, material condition, or other material right in favour of any third party;

(xvi)	no Nabi Group Member is involved in any material dispute with any landlord, tenant, neighbour or other person or with any Governmental Agency in relation to the Nabi Properties and as far as Nabi is aware no circumstance exists that is likely to give rise to any dispute of this type;

(xvii)	no Nabi Group Member is a claimant or defendant in, or otherwise a party to, any material litigation, arbitration or mediation proceedings, there are no proceedings of this type pending or, to the knowledge of Nabi, threatened against Nabi and as far as Nabi is aware no circumstance exists that is likely to give rise to any proceedings of this type;

(xviii)	except as fairly disclosed in the Nabi Disclosed Information, as far as Nabi is aware, no Nabi Group Member is the subject of any investigation, inquiry, prosecution or enforcement proceedings by any Governmental Agency and, as far as Nabi is aware, there are no investigations, inquiries, prosecutions or proceedings of this type pending or threatened against Nabi and as far as Nabi is aware no circumstance exists that is likely to give rise to any investigation inquiry, prosecution or proceedings of this type;

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(xix)	as far as Nabi is aware, no Nabi Group Member has any material liability by reason of any allegation that any products it has developed or supplied in the conduct of business failed to meet a specification or were otherwise defective or deficient or that Nabi was negligent in relation to the development or supply of those products;

(xx)	except as fairly disclosed in documents filed or furnished with the SEC or the Nabi Disclosed Information, since 31 December 2011:

(A)	there has been no material change in the financial condition, assets, liabilities, results of operations, profitability or prospects of the Nabi Group; and

(B)	the Nabi group has carried on business in the ordinary and usual course consistent with its usual business practices and has not made any significant change to the nature or scale of any activity;

(xxi)	Nabi has not entered into any transactions with a related party (as defined in section 228 of the Corporations Act) other than a Nabi Group Member that is a wholly owned subsidiary of Nabi;

(xxii)	no circumstance exists that might render any insurance policy currently held by any Nabi Group Member void or unenforceable or otherwise limit, prejudice or reduce recovery under the insurance policy;

(xxiii)	there is no claim outstanding under any policy of insurance held by or for the benefit of any Nabi Group Member and as far as Nabi is aware no circumstance exists that may give rise to a claim of this type;

(xxiv)	no Nabi Group Member has a relevant interest (as defined in s 608 of the Corporations Act) in any securities of Biota;

(xxv)	except as fairly disclosed in the Nabi Disclosed Information, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Nabi;

(c)	on the date on which the Scheme Booklet (either in preliminary or definitive form) is filed with ASIC, the First Court Date and the Second Court Date:

(i)	the Nabi Provided Scheme Booklet Information has been prepared and provided in good faith and on the understanding that Biota and each of its Officers have relied on that information for the purposes of preparing the Scheme Booklet and proposing the Scheme, and that the Independent Expert and any accountant engaged for the purpose of preparing any Investigating Accountant’s Report have relied on the information for the purposes of preparing the Independent Expert’s Report and any Investigating Accountant’s Report, respectively;

(ii)	the Nabi Provided Scheme Booklet Information complies in all material respects with the requirements referred to in clause 6.2(d);

(iii)	the Nabi Provided Scheme Booklet Information in the form and context in which it appears in the Scheme Booklet (as consented to by Nabi in accordance with clause 6.3(g)) does not contain, as at that date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv)

all information provided by or on behalf of Nabi to the Independent Expert or any accountant engaged to prepare any Investigating Accountant’s Report to enable the Independent Expert’s Report and any Investigating Accountant’s Report, respectively, to be prepared has been prepared

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and provided in good faith and on the understanding that the Independent Expert and any such accountant have relied on the information for the purposes of preparing the Independent Expert’s Report and any Investigating Accountant’s Report, respectively;

(d)	on the date of this Agreement, the First Court Date, the date of the Scheme Meeting and the Second Court Date:

(i)	following the making by Nabi of the Nabi Public Announcement, Nabi is not in material breach of its disclosure obligations under 1933 Act, the 1934 Act or the NASDAQ Marketplace Rules;

(ii)	the Nabi Disclosed Information has been disclosed fairly and in good faith;

(iii)	Nabi has filed or furnished all forms, reports and documents (together with any amendments required to be made with respect thereto) required to be filed or furnished by it prior to the date hereof with the SEC since January 1, 2009. All such required forms, reports and documents are referred to herein as the Nabi SEC Reports. As of their respective dates, or if amended, as of the date of the last such amendment, the Nabi SEC Reports (A) were prepared in all material respects in accordance with the requirements of the 1933 Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Nabi SEC Reports and (B) did not at the time they were filed (or if amended as of the date of such amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Nabi’s Subsidiaries is required to file any form, reports or other documents with the SEC;

(iv)	each of the consolidated financial statements (including, in each case, any related notes thereto) of Nabi contained in the Nabi SEC Reports (the Nabi Financials), including any Nabi SEC Reports filed after the date of this Agreement until the Implementation Date, (A) complies or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (B) was or will be prepared in conformity with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (C) fairly presented or will fairly present in all material respects the consolidated financial position of Nabi and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, except that in the case of the unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and to any other adjustments described therein, including notes thereto);

(v)	Nabi Disclosed Information sets forth the terms pursuant to which all amounts may become payable (whether currently or in the future) to current or former officers, directors or employees of Nabi as a result of or in connection with the Transactions;

(vi)	Nabi is not a “shell company” as that term is defined in Rule 405 promulgated under the 1933 Act;

(vii)	notwithstanding anything to the contrary herein:

(A)	Nabi and each of its Subsidiaries have timely filed all material Tax Returns required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed or granted and have not expired, and all such Tax Returns are complete and accurate in all material respects;

(B)	Nabi and each of its Subsidiaries have timely paid all Taxes shown as due on the Tax Returns referred to in clause 10.1(d)(vii)(A);

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(C)	Nabi and each of its Subsidiaries have withheld and timely paid to the applicable Tax authority or Governmental Agency all Taxes required to have been paid in connection with amounts paid or owing to any employee except with respect to matters contested in good faith and except such failures to withhold and timely pay as are not, individually or in the aggregate, reasonably likely to be a Nabi Material Adverse Change;

(D)	neither Nabi nor any of its Subsidiaries have any material liability for any unpaid Taxes which has not been accrued for or reserved in the financial statements included in the most recent Nabi SEC Reports;

(E)	no requests for waivers of the time to assess any Taxes against Nabi or any of its Subsidiaries have been granted or are pending;

(F)	no audits or other proceedings by any Governmental Agency or Tax authority are presently pending or, to the knowledge of Nabi, threatened with regard to any Taxes or Tax Returns of Nabi or its Subsidiaries;

(G)	Nabi has made available to Biota complete and accurate copies in all material respects of all material Tax Returns filed by or on behalf of Nabi or its Subsidiaries for all years for which the applicable statute of limitations has not expired, and any amendments thereto;

(H)	there are no liens for Taxes upon the assets of Nabi or its Subsidiaries, other than liens for current Taxes not yet due and payable;

(I)	neither Nabi nor any of its Subsidiaries is or has been a “United States Real Property Holding Corporation” within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code;

(J)	neither Nabi nor any of its Subsidiaries is required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign tax Laws as a result of transactions or events occurring prior to the Effective Date;

(K)	neither Nabi nor any of its Subsidiaries is party to a contract or agreement relating to allocating or sharing of Taxes;

(L)	neither Nabi nor any of its Subsidiaries has any material deferred or unearned income that will be reportable in a taxable period beginning after the Effective Date that is attributable to a transaction that occurred prior to the Effective Date, including but not limited to, any (x) instalment sale or open transaction disposition made on or prior to the Effective Date, or (y) prepaid amount received on or prior to the Effective Date;

(M)	no material unresolved claim has ever been made by a Tax authority or Governmental Agency in a jurisdiction where Nabi or any of its Subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction. Except as fairly disclosed in Nabi Disclosed Information, Nabi does not have and has not had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country;

(N)	neither Nabi nor any of its Subsidiaries (i) has been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income Tax Return (other than a group the common parent of which was Nabi) or (ii) has any liability for the Taxes of any person or entity (other than Nabi and its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

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(O)	neither Nabi nor any of its Subsidiaries has distributed stock of another person or entity, or has had its stock distributed by another person or entity, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361; and

(P)	no Nabi Tax Returns contain any position which is or would give rise to substantial understatement penalties under Section 6662 of the Code (or any corresponding provision of state, local or foreign Tax law).

(viii)	all material plans, contracts, policies or arrangements established or maintained by Nabi or any of its Subsidiaries to provide benefits or other compensation to current or former employees of Nabi and its Subsidiaries (the Employees) and current or former directors of Nabi, including “employee benefit plans” within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Nabi stock based, incentive and bonus plans (the Nabi Benefit Plans) other than Nabi Benefit Plans maintained outside of the United States (such plans hereinafter referred to as Nabi Non-U.S. Benefit Plans) are listed on the Nabi Disclosed Information. True and complete copies of all Nabi Benefit Plans listed on the Nabi Disclosed Information have been made available to Biota;

(ix)	all Nabi Benefit Plans, other than “multiemployer plans” within the meaning of section 3(37) of ERISA (each, a Multiemployer Plan) and Nabi Non-U.S. Benefit Plans (collectively, Nabi U.S. Benefit Plans) are in compliance with ERISA, the Code and other applicable laws, except such failures to comply as are not, individually or in the aggregate, reasonably likely to be a Nabi Material Adverse Change. Each Nabi U.S. Benefit Plan which is subject to ERISA (a Nabi ERISA Plan) that is an “employee pension benefit plan” within the meaning of section 3(2) of ERISA (a Nabi Pension Plan) intended to be qualified under section 401(a) of the Code, has received or is covered by a favourable determination, opinion or advisory letter from the U.S. Internal Revenue Service (the IRS), and no circumstances exist that are likely to result in the loss of the qualification of such Plan under section 401(a) of the Code, which could not be remedied in a manner that would not result in a Nabi Material Adverse Change. Neither Nabi nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that could subject Nabi or any Subsidiary to a tax or penalty imposed by either section 4975 of the Code or section 502(i) of ERISA, except for such taxes or penalties as are not, individually or in the aggregate, reasonably likely to be a Nabi Material Adverse Change. Neither Nabi nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by section 4980F of the Code or section 502 of ERISA or any liability under section 4071 of ERISA, except for such taxes or penalties as are not, individually or in the aggregate, reasonably likely to be a Nabi Material Adverse Change;

(x)	no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Nabi or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Nabi under section 4001(b)(1) of ERISA or section 414(b) or (c) of the Code (a Nabi ERISA Affiliate);

(xi)	all contributions required to be made on or prior to the date of this Agreement under each Nabi Benefit Plan have been timely made or accrued and, to the extent required by applicable law, all obligations in respect of each Nabi Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in Nabi SEC Reports prior to the date of this Agreement;

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(xii)	there is no pending or, to the knowledge of Nabi threatened, litigation relating to Nabi Benefit Plans. Except as fairly disclosed in the Nabi Disclosed Information, neither Nabi nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Nabi ERISA Plan or collective bargaining agreement, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA;

(xiii)	except as fairly disclosed in the Nabi Disclosed Information, neither Nabi nor any Nabi ERISA Affiliate maintains, contributes to, or has any liability or potential liability under (or with respect to) any Nabi Benefit Plan that is a (a) plan or arrangement which is subject to (i) the minimum funding requirements of Code Section 412, (ii) Part 3 of Title I of ERISA, or (iii) Title IV of ERISA, (b) “multiemployer plan” (as defined in Section 3(37) of ERISA), (c) multiple employer plan, including any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), (d) voluntary employees’ beneficiary association (within the meaning of Code Section 501(c)(9)) or (e) welfare benefit fund (within the meaning of Code Section 419), (f) nonqualified deferred compensation plan as described in Code Section 409A, or (g) self-funded group health plan;

(xiv)	no Nabi Group Member is involved in any material industrial dispute or other material dispute with any trade or industrial union or an association, group of employees or individual employee and, as far as Nabi is aware, no dispute of this type has been threatened;

(xv)	except as fairly disclosed in the Nabi Disclosed Information, there is no agreement, plan, arrangement or other contract covering any current or former employee or other service provider of Nabi or any of its Subsidiaries that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, as a result of the transactions and agreements contemplated hereby, give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible by operation of Section 162(m) of the Code (or any corresponding provision of state or local law) or characterised as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state or local law). Except as set forth in the Nabi Disclosed Information, there is no agreement, plan, arrangement or other contract which provides for the gross-up of any taxes imposed on an individual as a result of Section 4999 of the Code.

(xvi)	all Nabi Non-U.S. Benefit Plans comply in all material respects with applicable laws except for such failures or omissions as are not, individually or in the aggregate, reasonably likely to be a Nabi Material Adverse Change. All Nabi Non-U.S. Benefit Plans are listed in the Nabi Disclosed Information. Nabi and its Subsidiaries have no material unfunded liabilities with respect to any such Nabi Non-U.S. Benefit Plan;

(xvii)	each nonqualified deferred compensation plan subject to Section 409A of the Code to which Nabi is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code by its terms and has been operated in accordance with such requirements. After December 31, 2004, all options granted by Nabi after December 31, 2004 have been granted with an exercise price at least equal to the fair market value of Nabi’s common stock (as determined pursuant to the applicable provisions of Section 409A and 422 of the Code and the regulations promulgated thereunder) on the date such options were granted or re-priced, and Nabi has incurred or would not reasonably be expected to incur any liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any options. In addition, except as disclosed on Nabi Disclosed Information, there is no agreement, plan, arrangement or other contract which provides for the gross-up of any taxes imposed on an individual as a result of Section 409A(a)(1)(B)(i)(ii) of the Code; and

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(xviii)	assuming that the representations of Biota set forth in clause 10.2(e)(vii) are true and correct, the Nabi Board has taken all necessary actions such that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law and the antitakeover provisions in Nabi’s certificate of incorporation will not be applicable to this Agreement, the Merger, the Nabi Shares or the Transactions.

10.2	Biota representations and warranties

Biota represents and warrants to Nabi that, except as consented to in writing by Nabi:

(a)	as at the date of this Agreement:

(i)	the total securities of Biota on issue that are shares in Biota or are convertible into shares in Biota are as follows:

(ii)	181,853,957 Biota Shares; and

(iii)	4,863,034 Biota Share Rights (comprising 4,336,675 Unvested Biota Share Rights and 496,359 Vested Biota Share Rights),

and no Biota Group Member has issued (or is actually or contingently required to issue) any other securities or instruments that are still outstanding (or may become outstanding) and that may convert into Biota securities, other than as otherwise fairly disclosed in writing by Biota to Nabi prior to the date of this Agreement;

(iv)	No Biota Group Member has entered into a buy-back agreement nor has the Biota Board approved any terms of a buy-back agreement under which Biota has any obligation to buy back any Biota Shares which has not been completed.

(b)	on the date of this Agreement and on the Second Court Date:

(i)	Biota and each other Biota Group Member is a corporation validly existing and in good standing under the laws of its place of incorporation and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would be a Biota Material Adverse Change;

(ii)	Biota has the power to enter into and perform its obligations under this Agreement and to carry out the Transactions;

(iii)	Biota has taken all necessary corporate action to authorise the entry into this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement;

(iv)	this Agreement has been duly and validly executed and delivered by Biota and is Biota’s valid and binding obligation enforceable in accordance with its terms, subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganisation, moratorium or other similar laws affecting creditors’ rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at law);

(v)	the execution and performance by Biota of this Agreement and each transaction contemplated by this Agreement did not and will not violate:

(A)	a law or treaty or a judgment, ruling, order or decree binding on it or any of its Related Bodies Corporate;

(B)	its constitution; or

(C)	in any material respect any other material document or agreement that is binding on it or its assets, or any of its Related Bodies Corporate or their assets,

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except for any such violations in the case of clauses (A) and (C) that is not or would not reasonably be expected to be expected to have, individually or in the aggregate, a Biota Material Adverse Change.

(vi)	each Biota Group Member is solvent and no resolutions have been passed nor has any other step been taken or legal proceedings commenced or, to the knowledge of Biota, threatened against any Biota Group Member for the winding up, dissolution or termination of that Biota Group Member or for the appointment of a liquidator, receiver, administrator, or similar officer over any or all of any Biota Group Member’s assets;

(vii)	Biota is not aware of any material breach of law by any Biota Group Member of any Australian or foreign laws applicable to it or orders of Governmental Agencies having jurisdiction over it;

(viii)	the Biota Group has all material Regulatory Approvals necessary for it to conduct its activities as presently being conducted and is not aware of any material breach of any such Regulatory Approval;

(ix)	neither ASIC nor ASX (as applicable) has made a determination against any Biota Group Member for any contravention of the requirements of the Corporations Act or the ASX Listing Rules or any rules, regulations or regulatory guides under the Corporations Act or the ASX Listing Rules;

(x)	so far as Biota is aware, there has not been any event, change, effect or development that would require Biota to restate Biota’s financial statements as disclosed to ASX;

(xi)	no Biota Group Member is involved in any material industrial dispute or other material dispute with any trade or industrial union or an association, group of employees or individual employee and, as far as Biota is aware, no dispute of this type has been threatened;

(xii)	as far as Biota is aware each Biota Material Contract is valid, binding and enforceable and:

(A)	as far as Biota is aware no Biota Group Member is in material breach of, or liable to make material payment under any warranty or indemnity given in, any Biota Material Contract;

(B)	as far as Biota is aware no other party is in material breach of, or liable to make payment under any warranty or indemnity given in, any Biota Material Contract and no circumstance exists which is likely to give rise to a material breach by any party of, or a liability for payment by any party under any warranty or indemnity given in, any Biota Material Contract; and

(C)	no party to any Biota Material Contract has given any notice terminating or purporting to or advising of an intention to terminate that Biota Material Contract and as far as Biota is aware no circumstance exists that may entitle any person to do so;

(xiii)	as far as Biota is aware, the Biota Group does not have any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except:

(A)	as reflected, reserved for or disclosed in the most recent Biota Financials lodged with the ASX;

(B)	as incurred in the ordinary course of business consistent with past practice since December 31, 2011;

(C)	as a result of the execution of this Agreement; or

(D)	as has not had and would not reasonably be expected to have, individually or in the aggregate, a Biota Material Adverse Change;

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(xiv)	all right, title and interest of any Biota Group Member in each of the Biota Properties is held free and clear of any material Encumbrance and none of the Biota Properties is subject to any lease, licence, option, material caveat, material covenant, material easement, overriding interest, material restriction, material condition, or other material right in favour of any third party;

(xv)	no Biota Group Member is involved in any material dispute with any landlord, tenant, neighbour or other person or with any Governmental Agency in relation to the Biota Properties and as far as Biota is aware no circumstance exists that is likely to give rise to any dispute of this type;

(xvi)	no Biota Group Member is a claimant or defendant in, or otherwise a party to, any material litigation, arbitration or mediation proceedings, there are no proceedings of this type pending or to the knowledge of Biota threatened against Biota and as far as Biota is aware no circumstance exists that is likely to give rise to any proceedings of this type;

(xvii)	as far as Biota is aware, no Biota Group Member is the subject of any investigation, inquiry, prosecution or enforcement proceedings by any Governmental Agency and, as far as Biota is aware, there are no investigations, inquiries, prosecutions or proceedings of this type pending or threatened against Biota and as far as Biota is aware no circumstance exists that is likely to give rise to any investigation inquiry, prosecution or proceedings of this type;

(xviii)	as far as Biota is aware, no Biota Group Member has any liability by reason of any allegation that any products it has developed or supplied in the conduct of business failed to meet a specification or were otherwise defective or deficient or that Biota was negligent in relation to the development or supply of those products;

(xix)	except as fairly disclosed in documents lodged with the ASX, since 31 December 2011:

(A)	there has been no material change in the financial condition, assets, liabilities, results of operations, profitability or prospects of the Biota Group; and

(B)	the Biota Group has carried on business in the ordinary and usual course consistent with its usual business practices and has not made any significant change to the nature or scale of any activity;

(xx)	Biota has not entered into any transactions with a related party (as defined in section 228 of the Corporations Act) other than a Biota Group Member that is a wholly owned subsidiary of Biota;

(xxi)	no circumstance exists that might render any insurance policy currently held by any Biota Group Member void or unenforceable or otherwise limit, prejudice or reduce recovery under the insurance policy;

(xxii)	there is no claim outstanding under any policy of insurance held by or for the benefit of any Biota Group Member and as far as Biota is aware no circumstance exists that may give rise to a claim of this type;

(xxiii)	no Biota Group Member has a relevant interest (as defined in s 608 of the Corporations Act) in any securities of Nabi; and

(xxiv)	no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Biota;

(c)	on the Record Date there will be no outstanding Biota Share Rights;

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(d)	on the Proxy Statement Filing Date, the Proxy Statement Mailing Date and the date of the Nabi Merger Approval Meeting:

(i)	the Biota Provided Proxy Statement Information has been provided in good faith and on the understanding that Nabi and each of its Officers have relied on that information for the purposes of preparing the Nabi Proxy Statement and proposing the Nabi Merger Proposals;

(ii)	the Biota Provided Proxy Statement Information complies in all material respects with the requirements referred to in clause 6.4(d);

(iii)	the Biota Provided Proxy Statement Information in the form and context in which it appears in the Nabi Proxy Statement (as consented to by Biota in accordance with clause 6.4(g)) does not contain, as at that date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(iv)	all information provided by or on behalf of Biota to Nabi’s financial advisors engaged to provide a fairness opinion to the Nabi Board, which fairness opinion and a description thereof is included in the Nabi Proxy Statement, has been prepared and provided in good faith and on the understanding that such financial advisors have relied on the information for the purposes of preparing the fairness opinion and a description thereof included in the Nabi Proxy Statement;

(e)	on the date of this Agreement, the First Court Date, the date of the Scheme Meeting and the Second Court Date:

(i)	following the making by Biota of the Biota Public Announcement, Biota is not in breach of its continuous disclosure obligations under ASX Listing Rule 3.1 and is not withholding any information from Nabi that is being withheld from public disclosure in reliance on ASX Listing Rule 3.1A;

(ii)	the Biota Disclosed Information has been disclosed fairly and in good faith;

(iii)	each of the consolidated financial statements (including, in each case, any related notes thereto) which Biota has lodged with ASIC and announced to ASX, (the Biota Financials), including any financial statements lodged with ASIC after the date of this Agreement until the Implementation Date, (A) complies with the Corporations Act, the Accounting Standards and all other applicable laws and regulations and (B) gives a true and fair view of the financial position of Biota and its Subsidiaries at the respective dates thereof and the income, expenses and operational results of Biota and its Subsidiaries for the periods indicated;

(iv)	complete and accurate details of the following have been disclosed to Nabi in the Biota Disclosed Information or, in the case of any material changes to those details after the date of this Agreement and before the Second Court Date, by notice to Nabi no later than five Business Days before the Second Court Date:

(A)	the material terms of employment of or offered to each key employee of the Biota Group including all remuneration and other benefits payable during or upon termination of that employment or engagement; and

(B)	any material arrangement under which any key employee or former key employee of the Biota Group has received in the 12 months before the date of this agreement or may be entitled to receive any bonus or other payment or benefit (whether contractual or discretionary) that is calculated by reference to the performance of the Biota Group, the performance of the key employee or former key employee and any combination of these,

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and no Biota Group Member has made any material commitment, offer or proposal that if implemented of accepted would result in any of those details being inaccurate in any material respect.

(v)	Each Biota Group Member has:

(A)	paid all amounts due to each employee and former employee other than in respect of remuneration accrued for the current salary payment period and current expense claims;

(B)	otherwise complied in all material respects with all of its obligations in relation to the employment of its employees including all obligations arising under any Transitional Instrument, Modern Award or Enterprise Agreement and all obligations in relation to occupational health and safety and workers’ compensation; and

(C)	made appropriate provision in its accounting records as at the Last Balance Date for all annual leave and long service leave entitlements then due to all employees.

(vi)	Biota is not a “shell company” as that term is defined in Rule 405 promulgated under the 1933 Act;

(vii)	Neither Biota nor any Biota Group Member (a) beneficially owns, directly or indirectly, any Nabi Shares or other securities convertible into, exchangeable into or exercisable for Nabi Shares, or (b) is a party to any voting trusts or other agreements or understandings with respect to the voting of the capital stock or other equity interests of Nabi or any of its Subsidiaries. Neither Biota nor any of its “Affiliates” or “Associates” is, and at no time during the last three (3) years has been, an “Interested Stockholder” of Nabi, in each case as defined in Section 203 of Delaware Law.

(viii)	notwithstanding anything to the contrary herein:

(A)	Biota and each of its Subsidiaries have timely filed all material Tax Returns required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed or granted and have not expired, and all such Tax Returns are complete and accurate in all material respects;

(B)	Biota and each of its Subsidiaries have timely paid all Taxes shown as due on the Tax Returns referred to in clause 10.1(d)(vii)(A) except with respect to matters contested in good faith;

(C)	Biota and each of its Subsidiaries have withheld and timely paid to the applicable Tax authority or Governmental Agency all Taxes required to have been paid in connection with amounts paid or owing to any employee except with respect to matters contested in good faith and except such failures to withhold and timely pay as are not, individually or in the aggregate, reasonably likely to be a Biota Material Adverse Change;

(D)	neither Biota nor any of its Subsidiaries have any material liability for any unpaid Taxes as of the date of the most recent Biota Financials which has not been accrued for or reserved in the financial statements included in such Biota Financials;

(E)	no requests for waivers of the time to assess any Taxes against Biota or any of its Subsidiaries have been granted or are pending;

(F)	no audits or other proceedings by any Governmental Agency or Tax authority are presently pending or, to the knowledge of Biota, threatened with regard to any Taxes or Tax Returns of Biota or its Subsidiaries;

(G)	Biota has made available to Nabi complete and accurate copies in all material respects of all material Tax Returns filed by or on behalf of Biota or its Subsidiaries for all years for which the applicable statute of limitations has not expired, and any amendments thereto;

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(H)	Biota has accurately maintained a franking account in accordance with the Tax Act at all relevant times and:

(1)	complete and accurate details of the balance of Biota’s franking account and any existing or pending franking debits have been provided to Nabi;

(2)	Biota franked all dividends in accordance with the benchmark franking rule; and

(3)	Biota will not have a franking deficit at the date of this Agreement;

(I)	Biota and each of its Subsidiaries has not:

(1)	paid or credited an amount, transferred any property, made any distribution or loan or forgiven any debt which may be deemed to give rise to a dividend under the Tax Act; or

(2)	streamed any distribution or non-share dividends for the purposes of Division 204 of the Tax Act;

(J)	there are no liens for Taxes upon the assets of Biota or its Subsidiaries, other than liens for current Taxes not yet due and payable;

(K)	neither Biota nor any of its Subsidiaries is party to a contract or agreement with any person other than a Biota Group Member relating to allocating or sharing of Taxes;

(L)	neither Biota nor any of its Subsidiaries has any material deferred or unearned income that will be reportable in a taxable period beginning after the Effective Date that is attributable to a transaction that occurred prior to the Effective Date, including but not limited to, any: (x) instalment sale or open transaction disposition made on or prior to the Effective Date; or (y) prepaid amount received on or prior to the Effective Date;

(M)	no claim has ever been made by a Tax authority or Governmental Agency in a jurisdiction where Biota or any of its Subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

(N)	neither Biota nor any of its Subsidiaries has any liability for the Taxes of any person or entity (other than Biota and its Subsidiaries) as a transferee or successor, by contract, or otherwise;

(O)	Biota and each of its Subsidiaries has not paid or credited remuneration or an allowance, gratuity or compensation on retirement to an associated person in excess of a reasonable amount allowable as a deduction in computing the taxable income of Biota or the relevant subsidiary as a result of which deductions claimed or claimable by Biota or the relevant subsidiary may be denied;

(P)	no amount has been waived, released, extinguished, forgiven or otherwise abandoned by any person in respect of debts owed by Biota or its Subsidiaries to any other person which would give rise to a net forgiven amount;

(Q)	Biota and its Subsidiaries has not sought capital gains tax roll-over relief under the Tax Act with respect to any asset which it has acquired and owns at the date of this Agreement;

(R)	to the best of Biota’s knowledge and awareness, Biota and its Subsidiaries have not participated in any transaction that could be affected by the exercise of discretionary powers of any Governmental Agency or Tax authority including transactions relating to trading stock, plant and equipment, securities or assets subject to the capital gains tax provisions of the Tax Act and schemes to which any general anti-avoidance provisions might apply;

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(S)	other than the Transactions, no fact, matter or circumstances exist which has prevented or might prevent Biota or any of its Subsidiaries from obtaining any future income tax benefit provided for in the most recent Biota Financials. In the absence of the Transactions, all tax losses and capital losses recorded in any tax working papers made available to Nabi would be available to Biota and its Subsidiaries to use to reduce assessable income or capital gains at the date of this Agreement if the current tax year for Biota or the relevant subsidiary had sufficient income or capital gains for that tax year;

(T)	Biota and each of its Subsidiaries that is required to be registered for GST is so registered. In the event that Biota or any of its Subsidiaries is or has been a member of a GST group, the relevant entity is or was eligible to be a member of that GST group for the relevant periods, and no entity has or will have any liability or be required to pay any amount in respect of any GST group of which it was a member prior to the date of this Agreement;

(ix)	no employee of the Biota Group accrues benefits which are, or will be, determined by reference to a formula based on the employee’s length of service and/or superannuation salary under any Fund and no promise, assurance or representation has been made to any employee of Biota that their accumulation benefits under any Fund will at any point in the future equate (approximately or exactly) to or not be less than any particular amount however calculated; and

(x)	each Biota Group Member:

(A)	has made due all contributions to each Fund that the Biota Group Member is obliged to make or has voluntarily committed to make;

(B)	has not increased the amount of the contributions to any Fund that the Biota Group Member is obliged to make or has voluntarily committed to make; and

(C)	has made all superannuation contributions required to avoid any liability for a superannuation guarantee charge under the Superannuation Guarantee Charge Act 1992 (Cth).

10.3	Reliance by parties

Each party (Representor) acknowledges that:

(a)	in entering into this Agreement the other party has relied on the representations and warranties provided by the Representor under this clause 10;

(b)	any breach of the representations and warranties provided by the Representor under this clause 10 after the Scheme becomes Effective cannot result in a termination of this Agreement;

(c)	it has not entered into this Agreement in reliance on any warranty or representation made by or on behalf of the other party except those warranties and representations set out in this Agreement. This acknowledgment does not prejudice the rights any party may have in relation to the Biota Provided Scheme Booklet Information, the Biota Provided Proxy Statement Information, the Biota Disclosed Information, the Nabi Provided Scheme Booklet Information, the Nabi Provided Proxy Statement Information, the Nabi Disclosed Information or any information filed by the other party with ASX or ASIC; and

(d)	neither Biota nor Nabi, nor their Representatives, nor any other person acting on behalf of or associated with them, has made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the business of either the Biota Group or the Nabi Group, including in relation to future matters, including future or forecast costs, prices, revenues or profits.

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10.4	Notifications

Each party will promptly advise the other party in writing if it becomes aware of any fact, matter or circumstance that constitutes or may constitute a breach of any of the representations or warranties given by it under this clause 10.

10.5	Status of representations and warranties

Each representation and warranty in this clause 10:

(a)	is severable;

(b)	will survive the termination of this Agreement; and

(c)	is given with the intent that liability under it will not be confined to breaches that are discovered prior to the date of termination of this Agreement.

10.6	Disclosures

Each of the warranties provided by each party is subject to matters fairly and accurately disclosed in the Biota Disclosed Information or the Nabi Disclosed Information (as the case may be).

11.	Exclusivity

11.1	Termination of existing discussions

(a)	Each party represents and warrants that, as at the time of execution of this Agreement, it is not in any negotiations or discussions, and has ceased any existing negotiations or discussions, in respect of any Competing Proposal with any person (other than, for the avoidance of doubt, the discussions with the other party and its Representatives in respect of the Transactions).

(b)	Each party agrees that if it has provided any confidential information on or after the date of this Agreement to a Third Party pursuant to a confidentiality agreement and in connection with such Third Party’s consideration of a possible Competing Proposal, it has requested or will promptly request in writing the immediate return or destruction by the Third Party of such confidential information.

11.2	No shop restriction

During the Exclusivity Period:

(a)	Biota and its Subsidiaries must not, and must use best endeavours to ensure that each of their Representatives do not, except with the prior written consent of Nabi, directly or indirectly solicit, invite, encourage or initiate any Competing Proposal or any enquiries, negotiations or discussions with any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, or communicate any intention to do any of those things; and

(b)	Nabi and its Subsidiaries must not, and must use best endeavours to ensure that each of their Representatives do not, except with the prior written consent of Biota, directly or indirectly solicit, invite, encourage or initiate any Competing Proposal or any enquiries, negotiations or discussions with any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, or communicate any intention to do any of those things.

Merger Implementation Agreement

11.3	No talk restriction

Subject to clause 11.6, during the Exclusivity Period:

(a)	Biota and its Subsidiaries must not, and must use best endeavours to ensure that each of their Representatives do not, except with the prior written consent of Nabi, enter into, continue or participate in negotiations or discussions with, or enter into any agreement, arrangement or understanding with, any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, even if:

(i)	the Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Biota, its Subsidiaries or any of its or their Representatives; or

(ii)	the Competing Proposal has been publicly announced; and

(b)	Nabi and its Subsidiaries must not, and must use best endeavours to ensure that each of their Representatives do not, except with the prior written consent of Biota, enter into, continue or participate in negotiations or discussions with, or enter into any agreement, arrangement or understanding with, any Third Party in relation to, or that may reasonably be expected to lead to, a Competing Proposal, even if:

(i)	the Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Nabi, it Subsidiaries or any of their Representatives; or

(ii)	the Competing Proposal has been publicly announced.

11.4	No due diligence

Without limiting the general nature of clause 11.3, but subject to clause 11.6, during the Exclusivity Period:

(a)	Biota and its Subsidiaries must not, and must use best endeavours to ensure that each of their Representatives do not except with the prior written consent of Nabi, make available to any Third Party or permit any Third Party to receive any non-public information relating to any Biota Group Member in connection with such Third Party formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal; and

(b)	Nabi and its Subsidiaries must not, and must use best endeavours to ensure that each of their Representatives do not, except with the prior written consent of Biota, make available to any Third Party or permit any Third Party to receive any non-public information relating to any Nabi Group Member in connection with such Third Party formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal.

11.5	Notification of approach

Subject to clause 11.6, during the Exclusivity Period, each party must promptly (but in any event within two Business Days) notify the other party if:

(a)	it is approached by any Third Party to take any action of a kind that would breach its obligations under clause 11.2, 11.3 or 11.4 (or that would breach its obligations under clause 11.2, 11.3 or 11.4 if it were not for clause 11.6; provided that the party providing notice must:

(i)	provide the other party with information in all material respects of oral and written communication with the Third Party, and a description of the material terms and conditions of any Competing Proposal; and

(ii)	promptly (but in any event within two (2) Business Days) provide all information as is reasonably necessary to keep the other party informed in all material respects of all oral or written communications with the Third Party regarding, and the status and material details of, any Competing Proposal as set forth in clause 11.6.

Merger Implementation Agreement

11.6	Exceptions

(a)	The obligations in clause 11.3(a), clause 11.4(a) and clause 11.5(a) do not apply to the extent that they restrict Biota, the Biota Board or any of its Representatives from taking any action in respect of a bona fide written Competing Proposal for Biota which was not encouraged, solicited, invited, facilitated or initiated by Biota in contravention of clause 11.2, or to the extent that they require Biota to provide the notification referred to in clause 11.5, provided that:

(i)	the Biota Board, acting in good faith, after consulting with its outside legal counsel and financial advisers, and in order to satisfy what the Biota Board considers to be its fiduciary or statutory duties, determines that the Competing Proposal is, or may reasonably be expected to lead to, a Superior Proposal; or

(ii)	the Biota Board, acting in good faith, after consulting with its outside legal counsel and financial advisers, determines that not undertaking that act would, or would be likely to, involve a breach of the fiduciary or statutory duties owed by any Biota Director, and a prior written notice is sent promptly (and in any event within two Business Days prior to taking any action) from Biota to Nabi of its intention to take such proposed actions and the reasons therefor, that it is relying on the carve out in this clause 11.6(a) and a summary of material terms and conditions of such Competing Proposal. Biota must ask the person who has made the applicable Competing Proposal (the Competing Party) for their consent to their name and other identifying details which may identify the Competing Party (Identifying Details) being provided by Biota to Nabi on a confidential basis. If consent is refused, Biota may only withhold the Identifying Details from Nabi if the Biota Board, acting in good faith and after having taken advice from its legal advisers, determines that failing to do so would be likely to involve a breach of the fiduciary or statutory duties owed by any Biota director. If information is withheld pursuant to this clause 11.6(a), Biota must immediately notify Nabi. Any information provided pursuant to this clause 11.6(a) will be provided subject to the terms of the Confidentiality Agreement.

(b)	The obligations in clause 11.3(b), clause 11.4(b) and clause 11.5 do not apply to the extent that they restrict Nabi, the Nabi Board or any of its Representatives from taking any action in respect of a bona fide Competing Proposal for Nabi which was not encouraged, solicited, invited, facilitated or initiated by Nabi in contravention of clause 11.2, or to the extent that they require Nabi to provide the notification referred to in clause 11.5, provided that:

(i)	the Nabi Board, acting in good faith, after consulting with its outside legal counsel and financial advisers, and in order to satisfy what the Nabi Board considers to be its fiduciary or statutory duties, determines that, the Competing Proposal is, or may reasonably be expected to lead to, a Superior Proposal; or

(ii)	the Nabi Board, acting in good faith, after consulting with its outside legal counsel and financial advisers, determines that not undertaking that act would, or would be likely to, involve a breach of the fiduciary or statutory duties owed by any Nabi Director, and a prior written notice is sent promptly (and in any event within two Business Days prior to taking any action) from Nabi to Biota of its intention to take such proposed actions and the reasons therefor, that it is relying on the carve out in this clause 11.6(a) and a summary of material terms and conditions of such Competing Proposal. Nabi must ask the Competing Party for their consent to their name and the Identifying Details being provided by Nabi to Biota on a confidential basis. If consent is refused, Nabi may only withhold the Identifying Details from Biota if the Nabi Board, acting in good faith and after having taken advice from its legal advisers, determines that failing to do so would be likely to involve a breach of the fiduciary or statutory duties owed by any Nabi director. If information is withheld pursuant to this clause 11.6(a), Nabi must immediately notify Biota. Any information provided pursuant to this clause 11.6(a) will be provided subject to the terms of the Confidentiality Agreement.

Merger Implementation Agreement

(c)	If clauses 11.6(a) or 11.6(b) override the restrictions in clauses 11.4(a) or 11.4(b) (as applicable), the relevant party must not provide any confidential information to a Third Party, before the Third Party has entered into a written agreement in favour of the relevant party regarding the use and disclosure of the confidential information by the Third Party and that restricts the Third Party’s ability to solicit the employees of that party and its Related Bodies Corporate (Third Party Confidentiality Agreement).

(d)	During the period of two clear Business Days referred to in clause 11.6(a) (in the event of a Competing Proposal for Biota) or clause 11.6(b) (in the event of a Competing Proposal for Nabi), the party that has not received the Competing Proposal will have the right to offer to amend the terms of the Scheme (a Counterproposal) so that the terms of the Scheme (as amended) would provide an equivalent or superior outcome for the shareholders than the applicable Competing Proposal.

(e)	The party that has received the Competing Proposal must procure its Board to consider any such Counterproposal and, if the Board determines, acting in good faith and after having taken advice from its legal and financial advisers:

(i)	the Counterproposal is capable of being completed, taking into account all aspects of the Counterproposal, including its conditions; and

(ii)	would, if completed substantially in accordance with its terms, be more favourable to the Biota Shareholders than the Competing Proposal viewed in aggregate, taking into account a qualitative assessment of the identity, reputation and financial standing of the party making the Competing Proposal, then Biota and Nabi must use their best endeavours to agree the amendments to the Transaction Documents that are reasonably necessary to reflect the Counterproposal (including any amendments to the Scheme Consideration that are reasonably necessary to reflect the Counterproposal), and to enter into one or more appropriate amended agreements to give effect to those amendments and to implement the Counterproposal, in each case as soon as reasonably practicable, and the party that received the Counterproposal must use its best endeavours to procure that its Board continues to recommend the Counterproposal to its shareholders and not the applicable Competing Proposal.

(f)	Any material modification to any Competing Proposal (which will include any material modification relating to the price or value of any Competing Proposal) will be taken to make that proposal a new Competing Proposal in respect of which the parties must comply with their obligations under this clause 11.6.

11.7	Normal provision of information

Nothing in this clause 11 prevents a party from:

(a)	providing information to its Representatives;

(b)	providing information to any Governmental Agency;

(c)	providing information to its auditors, Advisers, customers, joint venturers and suppliers acting in that capacity in the ordinary course of business;

(d)	providing information required to be provided by law or any Governmental Agency; or

(e)	making presentations to brokers, portfolio investors, analysts and other third parties in the ordinary course of business.

Merger Implementation Agreement

12.	Break Fees

12.1	Payment of costs

(a)	Biota and Nabi believe that the Transactions will provide benefits to Biota, Nabi and their respective shareholders, and acknowledge that if they enter into this Agreement and the Merger is subsequently not implemented, both parties will incur significant costs.

(b)	In the circumstances referred to in clause 12.1(a):

(i)	both parties requested that provision be made for the payments referred to in clauses 12.2 and 12.3, without which neither party would have entered into this Agreement; and

(ii)	the Biota Board and the Nabi Board believe that it is appropriate for both parties to agree to the payments referred to in clauses 12.2 and 12.3 in order to secure each other’s participation.

(c)	Biota and Nabi acknowledge that the Biota Break Fee and the Nabi Break Fee represent a reasonable amount to compensate the other for the following:

(i)	all advisory costs (including costs of Advisers other than success fees);

(ii)	costs of management and directors’ time;

(iii)	all out of pocket expenses; and

(iv)	all commitment fees and other financing costs (whether associated with debt or equity finance);

(d)	The parties agree that clauses 12.2 and 12.3 do not limit the rights of Biota or Nabi in respect of any other claims that they may have against each other, whether under this Agreement or otherwise.

12.2	Biota Break Fee

(a)	Subject to clauses 12.2(b), 12.2(c) and 12.4(a), Biota must pay Nabi the Biota Break Fee in accordance with clause 12.5(a), without withholding or set off, if:

(i)	the Biota Board fails to state that they consider the Scheme to be in the best interests of Biota Shareholders or fails to recommend that Biota Shareholders approve the Scheme, or publicly changes (including by attaching qualifications to) or withdraws that statement or recommendation, other than where the Independent Expert has concluded in the Independent Expert’s Report that the Scheme is not in the best interests of Biota Shareholders (including any update to its report);

(ii)	a Competing Proposal for Biota is announced or made and is publicly recommended, promoted or otherwise endorsed by the Biota Board or by a majority of the Biota Directors;

(iii)	a Competing Proposal for Biota is announced or made prior to the End Date and is completed at any time prior to the first anniversary of the date of this Agreement and, as a result, a Third Party acquires control of Biota or the Biota Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in Biota pursuant to the implementation of a dual-listed company structure or reverse takeover);

(iv)	Nabi terminates this Agreement in accordance with clause 13.1(b); or

(v)	a Biota Material Adverse Change or a Biota Regulated Event occurs between the date of this Agreement and 8am on the Second Court Date and Nabi terminates this Agreement in accordance with its terms prior to the Implementation Date.

(b)	Despite any other term of this Agreement, the Biota Break Fee is only payable once.

Merger Implementation Agreement

(c)	Despite any other term of this Agreement, the Biota Break Fee will not be payable to Nabi if:

(i)	the Scheme becomes Effective notwithstanding the occurrence of any event in clause 12.2(a); or

(ii)	Biota is entitled to terminate this Agreement under clause 13.1(b), or if a Nabi Material Adverse Change Event or a Nabi Regulated Event occurs.

(d)	For the avoidance of doubt, the Biota Break Fee will not be payable merely by reason that the Scheme is not approved by Biota Shareholders at the Scheme Meeting.

12.3	Nabi Break Fee

(a)	Subject to clauses 12.3(b), 12.3(c) and 12.4(b), Nabi must pay Biota the Nabi Break Fee in accordance with clause 12.5(b), without withholding or set-off, if:

(i)	the Nabi Board fails to state that they consider the Merger to be in the best interests of Nabi Stockholders or fails to recommend the approval of the Nabi Merger Proposals, or publicly changes (including by attaching qualifications to) or withdraws that statement or recommendation;

(ii)	a Competing Proposal for Nabi is announced or made and is publicly recommended, promoted or otherwise endorsed by the Nabi Board or by a majority of the Nabi Directors;

(iii)	a Competing Proposal for Nabi is announced or made prior to the End Date and is completed at any time prior to the first anniversary of the date of this Agreement and, as a result, a Third Party acquires control of Nabi or the Nabi Group within the meaning of section 405 of the 1933 Act;

(iv)	Biota terminates this Agreement in accordance with clause 13.1(b);

(v)	a Nabi Material Adverse Change or a Nabi Regulated Event occurs between the date of this Agreement and 8am on the Second Court Date and Biota terminates this Agreement in accordance with its terms prior to the Implementation Date; or

(vi)	the Scheme is not completed on or before the date which is eight Business Days after the End Date due to Nabi failing to comply with its obligations under clause 6.2(o).

(b)	Despite any other term of this Agreement, the Nabi Break Fee is only payable once.

(c)	Despite any other term of this Agreement, the Nabi Break Fee will not be payable to Biota if:

(i)	the Scheme becomes Effective notwithstanding the occurrence of any event in clause 12.3(a); or

(ii)	Nabi is entitled to terminate this Agreement under clause 13.1(b), or if a Biota Material Adverse Change or Biota Regulated Event occurs.

(d)	For the avoidance of doubt, the Nabi Break Fee will not be payable merely by reason that the Nabi Merger Proposals are not approved by Nabi Stockholders at the Nabi Merger Approval Meeting.

12.4	Compliance with law

(a)	If a court or the Takeovers Panel determines that any part of the Biota Break Fee:

(i)	constitutes or would, if performed, constitute:

(A)	a breach of the fiduciary or statutory duties of the Biota Board; or

(B)	unacceptable circumstances within the meaning of the Corporations Act; or

Merger Implementation Agreement

(ii)	is unenforceable or would, if paid, be unlawful for any reason,

then Biota will not be obliged to pay such part of the Biota Break Fee and, if such fee has already been paid, then Nabi must within five Business Days after receiving written demand from Biota refund that part of the Biota Break Fee to Biota.

(b)	If a court determines that any part of the Nabi Break Fee:

(i)	constitutes or would, if performed, constitute:

(A)	a breach of the fiduciary or statutory duties of the Nabi Board; or

(B)	unacceptable circumstances within the meaning of the Corporations Act; or

(ii)	is unenforceable or would, if paid, be unlawful for any reason,

then Nabi will not be obliged to pay such part of the Nabi Break Fee and, if such fee has already been paid, then Biota must within five Business Days after receiving written demand from Nabi refund that part of the Nabi Break Fee to Nabi.

12.5	Time for payment

(a)	Biota must pay Nabi the Biota Break Fee, if it is payable pursuant to clause 12.2(a), within five Business Days after receiving a written notice from Nabi setting out the relevant circumstances and requiring payment of the Biota Break Fee.

(b)	Nabi must pay Biota the Nabi Break Fee, if it is payable pursuant to clause 12.3(a), within five Business Days after receiving a written notice from Biota setting out the relevant circumstances and requiring payment of the Nabi Break Fee.

(c)	A written notice requiring payment of the Biota Break Fee or the Nabi Break Fee, as applicable, may only be made after the Scheme fails to become Effective by the End Date or this Agreement is terminated in accordance with its terms.

13.	Termination

13.1	Termination by either party

Either party (terminating party) may terminate this Agreement by notice to the other:

(a)	in accordance with clause 3.5;

(b)	at any time before 8am on the Second Court Date if the other party is in material breach of any clause of this Agreement (including a material breach of a representation or warranty given by the other party under clause 10), provided that the terminating party has given notice to the other party setting out the relevant circumstances and stating an intention to terminate this Agreement, and the relevant circumstances have continued to exist for 15 Business Days (or any shorter period ending at 5pm on the last Business Day before the Second Court Date) from the time such notice is given;

(c)	if mutually agreed upon by the other party; or

(d)	if the Scheme has not become Effective on or before the End Date.

13.2	Termination by Nabi

Nabi may terminate this Agreement at any time before 8am on the Second Court Date by notice in writing to Biota if the Biota Board publicly changes (including by attaching qualifications to) or withdraws its statement that it considers the Scheme to be in the best interests of Biota Shareholders or its

Merger Implementation Agreement

recommendation that Biota Shareholders approve the Scheme, in either case in accordance with clause 8.1(b), or publicly recommends, promotes or otherwise endorses a Superior Proposal.

13.3	Termination by Biota

Biota may terminate this Agreement:

(a)	at any time before 8am on the Second Court Date by notice in writing to Nabi if the Nabi Board publicly changes (including by attaching qualifications to) or withdraws its statement that its considers the Merger to be in the best interests of Nabi Stockholders or its recommendation that Nabi Stockholders approve the Nabi Merger Resolutions, in either case in accordance with clause 8.2(a), or publicly recommends, promotes or otherwise endorses a Superior Proposal; or

(b)	if Nabi does not comply with its obligations under clause 6.2(o).

13.4	Effect of termination

In the event of termination of this Agreement, by either Nabi or Biota pursuant to clause 13.1, 13.2 or 13.3 this Agreement will have no further force or effect and the parties will have no further obligations under this Agreement, provided that:

(a)	this clause 13 and clauses 1, 9.3, 9.4, 12, 14 and 15 will survive termination; and

(b)	each party will retain any accrued rights and remedies, including any rights and remedies it has or may have against the other party in respect of any past breach of this Agreement.

14.	GST

14.1	Recovery of GST

If GST is payable, or notionally payable, on a supply made under or in connection with this Agreement, the party providing the consideration for that supply must pay as additional consideration an amount equal to the amount of GST payable, or notionally payable, on that supply (the GST Amount). Subject to the prior receipt of a tax invoice, the GST Amount is payable at the same time that the other consideration for the supply is provided. This clause does not apply to the extent that the consideration for the supply is expressly stated to be GST inclusive or the supply is subject to reverse charge.

14.2	Liability net of GST

Where any reimbursement or similar payment under this Agreement is based on any cost, expense or other liability, it must be reduced by any input tax credit entitlement, or notional input tax credit entitlement, in relation to the relevant cost, expense or other liability.

14.3	Adjustment events

If an adjustment event occurs in relation to a supply made under or in connection with this Agreement, the GST Amount will be recalculated to reflect that adjustment and an appropriate payment will be made between the parties.

14.4	Cost exclusive of GST

Any reference in this Agreement to a cost, expense or other similar amount (Cost) is a reference to that Cost exclusive of GST.

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14.5	Survival

This clause will continue to apply after expiration or termination of this Agreement.

14.6	Definitions

Unless the context requires otherwise, words and phrases used in this clause that have a specific meaning in the GST law (as defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth)) will have the same meaning in this clause.

15.	Miscellaneous

15.1	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:

(a)	must be in writing and signed by the sender or a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) Biota:

To:

Address: Unit 10, 585 Blackburn road,

Notting Hill, 3168, Victoria, Australia

Attention: Company Secretary

Fax No: +61 3 9915 3702

Copy to:

Allens Arthur Robinson

Address: 530 Collins Street, Melbourne, 3000,

Victoria, Australia

Attention: Craig Henderson

Fax No: +61 3 9614 4661

Copy to:

DLA Piper LLP (US)

Address: 4365 Executive Drive, Suite 1100,

San Diego, 92121-2133, California, the United

States of America

Attention: Michael Kagnoff

Fax No: +1 858 638 5122

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(ii) Nabi:

To:

Address: 12270 Wilkins Avenue, Rockville,

Maryland, 20852, the United States of

America

Attention: Raafat E. F. Fahim

Fax No: +1 301 770 3097

Copy to:

Clayton Utz

Address: 1 Bligh Street, Sydney, New South

Wales, Australia

Attention: Karen Evans-Cullen

Fax No: +61 2 8220 6700

Copy to:

Hogan Lovells US LLP

Address: Columbia Square, 555 Thirteenth

Street, NW, Washington, District of Columbia, 20004, United States of America

Attention: Joseph E. Gilligan

Fax No: +1 202 637 5910

(c)	will be conclusively taken to be duly given or made:

(i)	in the case of delivery in person, when delivered;

(ii)	in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii)	in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax number or name of recipient and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4pm (local time) it will be conclusively taken to have been duly given or made at the start of business on the next Business Day in that place.

15.2	No waiver

A failure to exercise or a delay in exercising any right, power or remedy under this Agreement does not operate as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing. For the avoidance of doubt, the doctrine of affirmation by election will not apply to any failure by a party to exercise, or delay by a party in exercising, any right, power or remedy under this Agreement.

Merger Implementation Agreement

15.3	Remedies cumulative

The rights, powers and remedies provided to each party in this Agreement are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

15.4	Entire agreement

This Agreement and the Confidentiality Agreement contain the entire agreement between the parties with respect to their subject matter. They set out the only conduct, representations, warranties, covenants, conditions, agreements or understandings (collectively Conduct) relied on by the parties and supersede all earlier Conduct by or between the parties in connection with their subject matter. Neither party has relied on or is relying on any other Conduct in entering into this Agreement and completing the Transactions. If there is any inconsistency between the provisions of this Agreement and the provisions of the Confidentiality Agreement, the provisions of this Agreement will prevail to the extent of any inconsistency and the provisions of the Confidentiality Agreement will be construed accordingly.

15.5	Amendment

This Agreement may be amended only by another agreement executed by all the parties.

15.6	Assignment

Neither party can assign, charge, encumber or otherwise deal with any of its rights or obligations under this Agreement, or attempt or purport to do so, without the prior written consent of the other party.

15.7	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

15.8	Further assurances

Each party must use its best endeavours (including executing agreements and documents) to give full effect to this Agreement and the Transactions.

15.9	Costs and duty

(a)	Subject to clause 12, each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement. All duty (including stamp duty and any fines, penalties and interest) payable on or in connection with this Agreement and any instrument executed under or any transaction evidenced by this Agreement must be borne by the party incurring such duty.

Biota shall reimburse Nabi for its costs in connection with one issuer tender offer, comprising a Permitted Nabi Stockholder Cash Transaction (which costs will include not only the costs arising out of the issuer tender offer but also the additional operational costs incurred by Nabi due to the extension of the Implementation Date resulting from Nabi conducting such issuer tender offer) in the amount that is the lesser of:

(i)	US $400,000; and

(ii)	50% of Nabi’s costs.

Merger Implementation Agreement

15.10	Severability of provisions

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

15.11	Governing law and jurisdiction

(a)	This Agreement is governed by the laws of Victoria, Australia; provided, however, that any matter dispute, claim or controversy arising out of or relating to the fiduciary duties of the directors of Nabi shall be governed by, and construed in accordance with, the laws of the State of Delaware, the United States of America.

(b)	Each of the parties irrevocably consents to the non-exclusive jurisdiction and venue of the state and federal courts located within Delaware, the United States of America and of Victoria, Australia, in connection with any matter based upon or arising out of this Agreement or the transactions contemplated by this Agreement; provided, however, that any matter dispute, claim or controversy arising out of or relating to the fiduciary duties of the directors of Nabi shall be under the jurisdiction and venue of the state and federal courts located within the State of Delaware, the United States of America.

(c)	Each party agrees that process may be served upon it in any manner authorised by the laws of Delaware or Victoria, as the case may be, for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

(d)	Each of the parties waives any right to trial by jury with respect to any action, suit, or proceeding in connection with any dispute, claim, or controversy arising out of or relating to this Agreement, the Merger, and any of the transactions contemplated by this Agreement.

15.12	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

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Schedule 1

Regulatory Approvals

Filings required under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, unless and exemption is available thereunder.

Merger Implementation Agreement

Schedule 2

Merged Group Board and Senior Management

Part A: Board Composition

Dr James Fox (Chairman)

Mr Peter Cook

Mr Paul Bell

Prof Jeffery Errington

Prof Ian Gust

Mr Richard Hill

Dr Raafat E. F. Fahim*

Dr Geoffrey F. Cox*

*	Prior to the Implementation Date, if Nabi becomes aware that this director designee is unable or unwilling to serve as a director, then the Nabi Board (existing prior to the Implementation Date) shall have the sole right to replace this director designee with a new director designee, with the prior written consent of Biota (not to be unreasonably withheld).

Merger Implementation Agreement

Part B: Senior Management from Implementation Date

Chief Executive Officer	Mr Peter Cook

Chief Financial Officer	Mr Damian Lismore

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Schedule 3

Form of Nabi Closing Net Cash Balance Certificate

US $
Cash as at the date of this certificate:	[*]

Less any outstanding Nabi Cash Balance Offsets as at the date of this certificate, as set out and quantified in the attachment to this certificate (which attachment must take the form agreed to by the parties prior to the date of the Agreement)

[*]

Less any anticipated remaining distributions through Permissible Nabi Stockholder Cash Transactions	[*]

Nabi Closing Net Cash Balance	[*]

Signed by:

[Insert name and signature of Chief Executive Officer and Chief Financial Officer of Nabi]

[Insert date and place]

[Insert name and signature of Chief Accounting Officer and Controller of Nabi]

[Insert date and place]

Merger Implementation Agreement

Schedule 4

Knowledge

Part A

[Intentionally Omitted]

Merger Implementation Agreement

Part B

[Intentionally Omitted]

Merger Implementation Agreement

Executed as set out below.

Executed in accordance with section 127 of the Corporations Act 2001 by Biota Holdings Limited:

/s/ P.C. Cook	/s/ Damian Lismore
Director Signature	Director/Secretary Signature

P.C. Cook	D. Lismore
Print Name	Print Name

Executed by Nabi Biopharmaceuticals

By:	/s/ Raafat Fahim
Name:	Raafat Fahim
Title:	President and CEO

Merger Implementation Agreement

Annexure A

[Intentionally Omitted]

Merger Implementation Agreement

Annexure B

[Intentionally Omitted]

ANNEX B

Biota Holdings Limited

(ABN 28 006 479 081)

Financial report

for the 3 years ended 30 June 2011

Prepared in accordance with the Australian Accounting Standards including reconciliations to accounting practices generally accepted in the United States of America (US GAAP)

Biota Holdings Limited

ABN 28 006 479 081

Financials for Three Years ended 30 June 2011

Financial Report	1
Accounting Policies and Notes to the financial statements	5
Including:
Reconciliation between Net Income and Stockholders Equity determining under Australian Accounting Standards and Accounting Practices Generally Accepted in the United States of America (US GAAP)	47
Additional US GAAP disclosures	48
Independent registered Public Accounting Firm report	52

All figures in these accounts are presented in Australian dollars, unless otherwise stated. Amounts in the commentary have been rounded off to the nearest thousand dollars, unless otherwise stated.

Biota Holdings Limited

Statement of Comprehensive Income

For the years ended 30 June

FINANCIAL REPORT

		Consolidated
	Notes	2011 A$’000	2010 A$’000	2009 A$’000
Revenues from continuing operations	5	14,605	67,590	60,558
Other income	6	2,466	3,875	22,776
Expenses:
Research and development	7	(20,682)	(21,749)	(13,332)
– Amortisation of antibacterial programs acquired	13	(2,894)	(8,777)	—
Product development		(15,569)	(11,245)	(11,300)
Business development		(834)	(995)	(982)
Sub-royalty amortisation	7	(1,213)	(4,096)	(4,222)
Corporate – head office		(5,044)	(4,319)	(4,436)
Corporate – litigation		—	—	(7,244)

(Loss)/profit before tax		(29,165)	20,284	41,817
Income tax credit/(expense)	8	1,075	(4,049)	(3,636)

(Loss)/profit after tax		(28,090)	16,235	38,181

(Loss)/profit attributable to members of Biota Holdings Limited		(28,090)	16,235	38,181

Other comprehensive (loss)/income
Exchange differences on translation of foreign operations		(351)	(421)	—

Other comprehensive expense, net of tax		(351)	(421)	—

Total comprehensive (loss)/income		(28,441)	15,814	38,181

(Loss)/profit is attributable to:
Owners of Biota Holdings Limited		(28,090)	16,235	38,181

Total comprehensive (loss)/income for the year is attributable to:
Owners of Biota Holdings Limited		(28,441)	15,814	38,181

		Cents	Cents	Cents
(Loss)/earnings per share from continuing operations attributable to the ordinary equity holders of the Company:
Basic (loss)/earnings per share	31	(15.5)	9.2	21.7
Diluted (loss)/earnings per share	31	(15.5)	9.1	21.6

		Cents	Cents	Cents
(Loss)/earnings per share attributable to the ordinary equity holders of the Company:
Basic (loss)/earnings per share	31	(15.5)	9.2	21.7
Diluted (loss)/earnings per share	31	(15.5)	9.1	21.6

The above Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

1

Biota Holdings Limited

Balance Sheets

As at 30 June

		Consolidated
	Notes	2011 A$’000	2010 A$’000	2009 A$’000
ASSETS
Current assets
Cash and cash equivalents	9	70,011	104,867	86,704
Trade and other receivables	10	4,060	2,072	8,067

Total current assets		74,071	106,939	94,771

Non-current assets
Property, plant and equipment	11	5,457	6,761	6,924
Deferred tax assets	12	1,062	1,157	1,532
Intangible assets	13	2,971	7,310	8,402

Total non-current assets		9,490	15,228	16,858

Total assets		83,561	122,167	111,629

LIABILITIES
Current liabilities
Trade and other payables	14	4,090	9,427	5,631
Deferred revenue	15	143	2,610	5,262
Current tax liability		—	3,674	—
Provisions	16	2,152	1,422	1,561

Total current liabilities		6,385	17,133	12,454

Non-current liabilities
Provisions	18	320	138	2,143

Total non-current liabilities		320	138	2,143

Total liabilities		6,705	17,271	14,597

Net assets		76,856	104,896	97,032

EQUITY
Contributed equity	19	147,583	146,375	154,576
Reserves	20a	208	1,366	1,536
Accumulated losses	20b	(70,935)	(42,845)	(59,080)

Total equity		76,856	104,896	97,032

The above balance sheets should be read in conjunction with the accompanying notes.

2

Biota Holdings Limited

Statements of changes in equity

For the years ended 30 June

	Contributed equity A$’000	Reserves A$’000	Accumulated losses A$’000	Total equity A$’000
Balance at 1 July 2008	159,124	1,437	(97,261)	63,300

Profit after tax	—	—	38,181	38,181

Total comprehensive (loss)/income for the year	—	—	38,181	38,181

Transactions with owners in their capacity as owners
Employee share options	—	695	—	695
Treasury shares	(200)	—	—	(200)
Cancellation of shares	(4,944)	—	—	(4,944)
Transfer from share based payment reserve for options exercised (note 19b)	596	(596)	—	—

	(4,548)	99	—	(4,449)

Balance at 30 June 2009	154,576	1,536	(59,080)	97,032

Profit after tax	—	—	16,235	16,235
Exchange differences on translation of foreign operations	—	(421)	—	(421)

Total comprehensive (loss)/income for the year	—	(421)	16,235	15,814

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 19b)	11,259	—	—	11,259
Employee share options	—	797	—	797
Transfer from share based payment reserve for options exercised (note 19b)	546	(546)	—	—
Capital return	(20,006)	—	—	(20,006)

	(8,201)	251	—	(7,950)

Balance at 30 June 2010	146,375	1,366	(42,845)	104,896

Loss after tax	—	—	(28,090)	(28,090)
Exchange differences on translation of foreign operations	—	(351)	—	(351)

Total comprehensive loss for the year	—	(351)	(28,090)	(28,441)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 19b)	747	—	—	747
Employee share options	—	436	—	436
Transfer from share based payment reserve for options exercised (note 19b)	1,243	(1,243)	—	—
Purchase of treasury shares	(782)	—	—	(782)

	1,208	(807)	—	401

Balance at 30 June 2011	147,583	208	(70,935)	76,856

The above statements of changes in equity should be read in conjunction with the accompanying notes.

3

Biota Holdings Limited

Cash flow statements

For the years ended 30 June

	Notes	2011 A$’000	Consolidated 2010 A$’000	2009 A$’000
		Inflows/(outflows)
Cash flows from operating activities
Receipts from customers (inclusive of GST)		9,152	79,934	55,800
Payments to suppliers and employees (inclusive of GST)		(47,903)	(39,524)	(50,340)
Other revenue (upfront or milestone payment)		—	—	4,209
Other revenue ( litigation settlement)		—	—	20,000
Interest received		4,681	2,210	2,810

Net cash inflow from operating activities	30	(34,070)	42,620	32,479

Cash flows from investing activities
Payments for plant, equipment and intangibles	11, 13	(646)	(4,816)	(798)
Proceeds from sale of plant & equipment		11	—	3

Net cash (outflow) from investing activities		(635)	(4,816)	(795)

Cash flows from financing activities
Proceeds from issue of shares	19b	747	459	—
Capital return to shareholders	19b	—	(20,006)	—
Share buy-back transaction costs		—	—	(12)
Payments for shares bought back and cancelled		—	—	(4,932)
Payments for Treasury shares	19f	(782)	—	(200)

Net cash (outflow) from financing activities		(35)	(19,547)	(5,144)

Net (decrease)/increase in cash and cash equivalents		(34,740)	18,257	26,540
Cash and cash equivalents at the start of the year		104,867	86,704	60,164

Effects of exchange rate changes on cash and cash equivalents		(116)	(94)	—

Cash and cash equivalents at the end of the year	9	70,011	104,867	86,704

The above cash flow statements should be read in conjunction with the accompanying notes.

4

Biota Holdings Limited

Accounting policies and notes to the financial statements

30 June

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Biota Holdings Limited and its subsidiaries.

(a)	Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board including Urgent Issues Group Interpretations.

The financial statements were authorised by the Directors on 16 May 2012.

Compliance with IFRS

The consolidated financial statements and notes of Biota Holdings Limited also comply with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Critical accounting estimates

The preparation of financial statements in conformity with Australian Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b)	Principles of consolidation

(i)	Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Biota Holdings Limited (“Company” or “parent entity”) as at 30 June 2011 and the results of all subsidiaries for the full year then ended. Biota Holdings Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(i)).

5

Intercompany transactions, balances and unrealised gains or transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non controlling interests in the results and equity of subsidiaries are shown separately in the statement of comprehensive income and balance sheet respectively.

Investments in subsidiaries are accounted for at cost, less any impairment, in the individual financial statements of Biota Holdings Limited.

(ii)	Employee Share Trust

The Group has a trust to administer a part of the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.

Shares held by the Biota Holdings Employee Share Trust are disclosed as treasury shares and deducted from contributed capital.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Strategic Steering Committee which is the chief operating decision maker.

A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those segments operating in other economic environments.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Biota Holdings Limited’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

6

•

Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue is recognised for the major business activities as follows:

(i)	Royalties and profit share

Royalty and profit share income is recognised upon sales of the underlying product by external parties.

(ii)	Research and development revenue

Research and development revenue is recognised on the following basis:

(a)	On achieving “milestones” relating to the project;

(b)	Proportionally over the term of the project; or

(c)	When a re-imbursement is expected to align with related expenditure.

In 2011, Development revenue relates solely to the BARDA contract, which is recognised in accordance with (c) above.

(iii)	Partnering revenue

Partnering income is recognised in accordance with the underlying agreement. Upfront and milestone payments are brought to account as revenue unless there is a correlation to ongoing research and both components are viewed as one (1) agreement, in which case the partnering revenue is amortised over the anticipated period of the associated research program. Unamortised partnering revenue is recognised on the balance sheet as Deferred Revenue.

(iv)	Grants

Grants received from non-governmental organisations are recognised as income in the same period as the related services are performed.

7

(v)	Interest

Interest income is recognised on a time proportion basis using the effective interest rate method.

(f)	Government grants

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Biota Holdings Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

The head entity, Biota Holdings Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

8

In addition to its own current and deferred tax amounts, Biota Holdings Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(h)	Leases

Leases of property, plant and equipment, where the Group as lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition by acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

9

(j)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from the other assets or groups of assets (cash-generating units).

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(k)	Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three (3) months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown in current liabilities on the balance sheet.

(l)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Trade receivables are generally due for settlement within thirty (30) days.

Collectability of trade receivables is reviewed on an ongoing basis. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within ‘other expenses’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement. An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy of financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired.

(m)	Investments and other financial assets

Classification

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

10

(ii)	Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than twelve (12) months after the reporting date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than twelve (12) months from the reporting date, which are classified as current assets.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve (12) months of the reporting date. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

Financial assets – reclassification

The Group may choose to reclassify a non-derivative trading financial asset out of the held-for-trading category if the financial asset is no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables are permitted to be reclassified out of the held-for-trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held-for-trading or available–for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and held-to-maturity categories are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.

Recognition and derecognition

Regular purchase and sales of financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as gains and losses from investment securities.

11

Subsequent measurement

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the income statement as part of revenue from continuing operations when the Group’s right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss and other changes in carrying amount are recognised in other comprehensive income. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

Fair value

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Impairment

The Group assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

If there is evidence of impairment for any of the Group’s financial assets carried at amortised cost, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not been incurred. The cash flows are discounted at the financial asset’s original effective interest rate. The loss is recognised in the income statement.

(n)	Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so the nature of the item being hedged. The Group designates certain derivatives as either:

•	Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);

•	Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges); or

•	Hedges of a net investment in a foreign operation (net investment hedges).

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The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement with finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedge item for which the effective interest method is used is amortised to profit or loss over the period to maturity using a recalculated effective interest rate.

(ii)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in reserves are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within ‘finance costs’. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export income is recognised in the income statement within ‘income’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in profit or loss as cost of goods sold in the case of inventory, or as depreciation in the case of fixed assets.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii)	Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relation to the effective portion of the hedge is recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

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(iv)	Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(o)	Property, plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Depreciation on assets is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements, the shorter lease term as follows:

• Leasehold improvements	8 - 10 years

• Plant and equipment	3 - 8 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When re-valued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(p)	Intangible assets

(i)	Royalty prepayments

Royalty prepayments represent expenditure to CSIRO and the former Victorian College of Pharmacy where the parties agreed to exchange variable royalty payments in relation to intellectual property, for a fixed upfront payment and a fixed contingent success payment. They have a finite useful life, usually being the period to the patent or contract expiry and are carried at the present value of costs at acquisition date less accumulated amortisation. Amortisation is based on the anticipated sales of the related product over the contract or product life.

(ii)	Computer software

Costs incurred in acquiring software and licenses that will contribute to future period financial benefits are capitalised to computer software. Amortisation is calculated on a straight-line basis over periods ranging from one (1) to three (3) years.

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(iii)	Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred. Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development and it is probable that the project will generate future economic benefit.

The expenditure capitalised comprises all directly attributable costs that can be measured reliably, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred.

Capitalised development costs are recorded as intangible assets and amortised when the asset is ready for use, on a straight-line basis over its useful life.

(iv)	Intellectual property

Intellectual property represents expenditure in acquiring new research programs. They have a finite useful life, usually being the period to the patent expiry or the next assessment of go/no-go decision point on the acquired programs.

(q)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within thirty (30) days of recognition.

(r)	Provisions

Provisions including those relating to contingent consideration for the acquisition of assets are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one (1) item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(s)	Employee benefits

(i)	Wages and salaries, annual leave and personal leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating personal leave expected to be settled within twelve (12) months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

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(ii)	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(iii)	Retirement benefit obligations

All employees of the Group are entitled to benefits from the Group’s superannuation plan on retirement, disability or death. All employees are party to a defined contribution scheme and receive fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions. These contributions are expensed as incurred.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Biota Employee Option Plan. Information relating to these schemes is set out in note 23.

The fair value of options allocated under the Biota Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at allocation date and recognised over the period during which the employees become unconditionally entitled to the options. Where appropriate, the fair value at allocation date is independently determined using the Monte Carlo option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at allocation date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options allocated excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital.

The market value of shares issued to employees for no separate cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity over the period between grant and when the employees become entitled to the shares.

(v)	Deferred cash bonus

Deferred cash bonus rights are provided to the Chief Executive Officer. The Company makes progressive provision for rights likely to vest. When rights vest the income statement will have reflected the full value of the rights over the vesting period.

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(vi)	Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(vii)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve (12) months after reporting date are discounted to present value.

(t)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration but rather considered a cost attributable to raising equity.

If the Company reacquires its own entity instruments, for example as a result of a share buy-back, those instruments are deducted from equity and the associated shares are cancelled. No gains or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income taxes) is recognised directly in equity.

(u)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(v)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	The result attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares; and

•	By the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year and excluding treasury shares.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	The after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

•	The weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potential ordinary shares.

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(w)	Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

(x)	Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority, are presented as operating cash flow.

(y)	Rounding of amounts

The Company is of a kind referred to in Class order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

(z)	New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2011 reporting periods. The Group has assessed the impact of these standards and interpretations and note that they will have no significant impact on the Group’s financial statements or disclosures.

2	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks; market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate instruments to minimise certain risk exposures. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, and ageing analysis for credit risk.

Risk management is carried out by the Treasury Management Committee under policies approved by the Audit and Risk Committee and as delegated by the Board of Directors. The Treasury Management Committee identifies, evaluates and hedges identifiable financial risks. The Audit and Risk Committee approves written principles for overall risk management, as well as policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

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The Group holds the following financial assets and liabilities:

	2011 A$’000	2010 A$’000	2009 A$’000
Financial assets
Cash and cash equivalents	70,011	104,867	86,704
Trade and other receivables	4,060	2,072	8,067

	74,071	106,939	94,771

Financial liabilities
Trade and other payables	4,090	9,427	5,631

	4,090	9,427	5,631

Major risks and the mitigation processes are outlined below:

(a)	Market risk

(i)	Foreign exchange risk

The Group operates internationally and are exposed to foreign exchange risk arising from various currency exposures, principally to the US dollar and UK sterling.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities that are denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Forward contracts and foreign cash deposits are used to manage foreign exchange risk.

The Treasury Management Committee is responsible for managing exposures in each foreign currency. The Group’s risk management policy is to substantially hedge anticipated transactions when net exposures are reasonably certain to occur.

The Group’s exposure to foreign currency risk at the reporting date was as follows:

	30 June 2011		30 June 2010		30 June 2009
	USD	GBP	USD	GBP	USD	GBP
Cash	37,979	4,527	467	39,413	950,155	—
Trade receivables	609,150	813,805	Nil	Nil	Nil	Nil
The carrying amounts of the financial assets and liabilities are denominated in Australian dollars.

Sensitivity

Based on the financial instruments held at 30 June 2011 the profit after tax impacts for change in the Group’s foreign exchange exposure would be:

	30 June 2011				30 June 2010				30 June 2009
Exchange rates	USD		GBP		USD		GBP		USD		GBP
+/- 10 percent	A$	50,332	A$	63,647	A$	42	A$	5,410	A$	130,111	A$	—

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from investment of available funds in capital guaranteed instruments consistent with the Treasury Management Committee directives. The Group manages its cash flow interest rate risk by using floating and fixed interest rate instruments.

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Sensitivity

Based on average cash balances held throughout 2011 the profit after tax impacts for changes in interest rates would be:

	2011 A$’000	2010 A$’000	2009 A$’000
Interest rates
+/- 50 basis points	232	209	196
+/- 100 basis points	464	418	395

(b)	Credit risk

The Group has significant concentrations of credit risk. The very nature of Biota’s business makes it dependent on a few large pharmaceutical companies, from which it will receive income. The Group has policies in place to ensure that sales of services are made to customers with an appropriate credit history and exposures are restricted through regular invoicing and cash collection. Derivative counterparties and cash transactions are limited to high credit quality financial institutions with a long term credit rating greater than A-1+ or covered by an Australian Federal Government Guarantee. The Group has policies that limit the amount of credit exposure to any one (1) financial institution and in the last financial year ensured that a significant portion of cash balances were maintained in accounts covered by an Australian Federal Government Guarantee. The following table sets out the cash deposits summary, and an analysis of trade receivables by customer type.

	2011 A$’000	2010 A$’000	2009 A$’000
Cash at bank and short-term bank deposits
AA/A-1+	57,011	98,867	78,704
A/A-1+	13,000	3,000	5,000
BBB+/A-2 (government guaranteed)	—	3,000	3,000

	70,011	104,867	86,704

Trade receivables
New customers (less than 6 months)	613	—	—
Existing customers (more than 6 months) with no defaults in the past	1,970	907	7,583

Total trade receivables	2,583	907	7,583

During the year cash at bank and short term bank deposits were placed with institutions whereby approximately 20% of cash holdings were secured by the Australian Federal Government Guarantee.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Treasury Management Committee maintains appropriate cash forecasts to ensure sufficient liquid funds to meet reasonable short term operational needs. All financial assets and liabilities are available at call or are due for settlement within the next 30 days.

(d)	Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

As of 1 July 2009, Biota Holdings Limited has adopted the amendment to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

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(b)	inputs other than quoted prices included within level 1 that are observable for the asset of liability, either directly (as prices) or indirectly (derived from prices) (level 2); and

(c)	inputs for the asset or liability that are not based on observable market data ( unobservable inputs) (level 3).

At 30 June 2011 no assets were held at fair value therefore no disclosure is required.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Carrying value of intangible assets

In accordance with accounting policies note 1(p), the Group predominantly expenses all research costs. The nature of the pharmaceutical industry in regard to drug development and subsequent licensing often means that when a program is licensed there are significant upfront payments with the potential of significant milestone and royalty entitlements. The recoverability of internally generated intellectual property carrying values in the balance sheet does not take account of potential licensing or sale transactions, as these cash flows cannot be estimated with sufficient reliability nor can the probability of their occurrence.

The carrying values of intangible assets are supported by anticipated future revenues or benefits arising from the underlying intangible assets. Intangible assets capitalised have traditionally been purchased from third parties.

The identification of useful lives of these intangibles also requires judgement. The amortisation of acquired intellectual property is over the period of economic benefit to the Group, which has been estimated based on the next Go/No-go decision point for the relevant project.

The amortisation of the Royalty Prepayment is based on current year sales as a proportion of the total anticipated future sales.

(ii)	Carrying value of property, plant and equipment

The assets in question represent scientific equipment and facilities used by Biota in the pursuit of their research activities. For accounting purposes these assets are property plant and equipment and subject to the impairment test as described in accounting note 1(j). AASB 136 Impairment of Assets defines the recoverable amount of an asset or group of assets as the higher of its fair value less costs to sell or value in use. Value in use is calculated using the present value of associated future cash flows. There are inherent issues about assessing the recoverability of Biota’s assets because:

(a)	Biota is engaged in research activities and therefore future cash flows directly related to the current projects are difficult to predict; and

(b)	There is not an active secondary market for such assets and therefore their individual sales/fair value is limited and probably below carrying amount.

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The nature of Biota’s activities is such that the assets are classified as corporate assets as defined in AASB 136, being those assets which do not generate cash flows independently of other assets. AASB 136 requires that corporate assets be allocated to other groups of assets and tested for impairment on that basis. Where a reasonable allocation cannot be made to asset groups the standard permits corporate assets to be tested for impairment against entity wide value. Applying this principle our view is that their recoverable amount can therefore be determined as the higher of entity wide cash flows or in this case, Biota’s market value.

(iii)	Income tax

The Group is subject to income taxes in Australia and jurisdictions where it has, or has had, foreign operations. The Group estimates its tax liabilities based on the understanding of the tax laws and advice from tax experts. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determinations are made. Key matters that may affect income tax are:

(a)	Tax audit

The Australian Taxation Office (ATO) has been conducting an audit in respect to income and expenditures associated with the litigation against GlaxoSmithKline (GSK). On 19 December 2011, the ATO issued a position paper. The ATO’s preliminary conclusion is that having accepted the legal costs as deductible, the settlement sum received of $20 million is ordinary income (and not a capital gain). If the latter is sustained, this would result in an additional income tax assessment of approximately $2 million after utilisation of previously unrecognised tax losses.

The ATO position paper invites a response where there is a disagreement of the facts or interpretation by the ATO. Biota disagrees with the conclusion reached in respect of the settlement sum received and have prepared a response to the ATO position paper. Accordingly, no liability has been recognised in this regard.

(b)	Recognised tax losses

In determining the amount to be recognised in these accounts, management has estimated the amount for which there are sufficient taxable temporary differences and where there is convincing evidence that sufficient future taxable profit will be available. Given the industry the Group operates in, the historic volatility of revenue and that the majority of available losses are transferred (see note 8) management need to conclude that the “convincing evidence” requirements of the standard are met for future taxable income. Management has determined that given these uncertainties, the evidence available for forecast profitability does not support the early recognition of losses as at 30 June 2011 or 30 June 2010. As at 30 June 2009, management concluded that $4.6m ($1.38m net) in tax losses should be brought to account.

4	SEGMENT INFORMATION

(a)	Description of segments

Management had determined the operating segments based on the reports reviewed by the strategic steering committee that are used to make strategic decisions.

The committee reviews the business from a divisional perspective (ie Research, Product Development and Corporate) and on a project basis. The business in predominantly managed on a divisional basis and so management has concluded that these divisions represent the operating and reportable segments of the business. The Group operates globally in developing its projects and has laboratories in Australia and England.

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(b)	Segment information provided to the strategic steering committee

The business segment information provided to the strategic steering committee for the reportable segments for the last three (3) financial years is set out in the table below:

Divisions	Research	Product Development	Corporate	Intersegment elimination	Total
	2011 A$’000	2011 A$’000	2011 A$’000	2011 A$’000	2011 A$’000
External revenue	65	613	13,927	—	14,605
Intersegment revenue	5,951	—	4,499	(10,450)	—

Total segment revenue	6,016	613	18,426	(10,450)	14,605

Adjusted EBITDA	(21,312)	(14,404)	8,677	(97)	(27,136)

Depreciation & amortisation	4,574	8	1,334	—	5,916
Income tax (expense)/credit	1,953	706	(1,584)	—	1,075

Divisions	Research	Product Development	Corporate	Intersegment elimination	Total
	2010 A$’000	2010 A$’000	2010 A$’000	2010 A$’000	2010 A$’000
External revenue	544	355	66,711	—	67,590
Intersegment revenue	766	—	1,106	(1,872)	—

Total segment revenue	1,310	335	67,817	(1,872)	67,590

Adjusted EBITDA	(19,950)	(7,362)	60,383	—	33,071

Depreciation & amortisation	10,271	9	4,185	—	14,465
Income tax (expense)/credit	4,320	1,928	(10,297)	—	(4,049)

Divisions	Research	Product Development	Corporate	Intersegment elimination	Total
	2009 A$’000	2009 A$’000	2009 A$’000	2009 A$’000	2009 A$’000
External revenue	4,697	2,636	53,225	—	60,558
Intersegment revenue	1,150	—	—	(1,150)	—

Total segment revenue	5,847	2,636	53,225	(1,150)	60,558

Adjusted EBITDA	(6,052)	(5,917)	65,187	(1,150)	52,068

Depreciation & amortisation	1,293	—	3,834	—	5,127
Income tax (expense)/credit	1,973	1,619	(7,228)	—	(3,636)

The chief operating decision maker reviews assets and liabilities on a consolidated basis monthly. Therefore, no measure of segment assets and liabilities is separately disclosed in this report.

Whilst the Group advances its programs globally, it has assets in two (2) geographical locations. The following table sets out the location of the Group’s non current assets:

	Australia			England			Total
	2011 A$’000	2010 A$’000	2009 A$’000	2011 A$’000	2010 A$’000	2009 A$’000	2011 A$’000	2010 A$’000	2009 A$’000
Non current assets	9,237	12,841	16,858	252	2,387	—	9,490	15,228	16,858

All revenue is generated by the Group’s Australian based operations, although counterparties may be in other countries.

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(c)	Other segment information

(i)	Segment revenue

Sales between segments are carried out at arm’s length and are eliminated on consolidation. The revenue from external parties reported to the strategic steering committee is measured in a manner consistent with that in the income statement. Revenues from external customers are derived from royalty on sales, grants for institutions and funding agreements with partners. Revenue is derived from a small number of sources, and of which three contribute greater than 10% of revenue.

(ii)	Adjusted EBITDA

A reconciliation of adjusted EBITDA to operating (loss)/profit before income tax is provided as follows:

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Adjusted EBITDA	(27,136)	33,071	52,068
Interest revenue	4,414	2,513	2,935
Finance costs	—	(38)	(120)
Depreciation	(2,114)	(1,435)	(1,184)
Amortisation	(3,802)	(13,030)	(3,943)
Legal expenses	—	—	(7,244)
Share expense	(528)	(797)	(695)

(Loss)/profit before income tax from continuing operations	(29,165)	20,284	41,817

5	REVENUE

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
From continuing operations
Royalty income	9,564	63,715	45,000
Collaboration income
- Partnering revenue	—	553	4,426
- Research revenue	—	801	8,190
- Development revenue	613	—	—

	10,177	65,069	57,616
Other revenue
Interest revenue	4,414	2,513	2,935
Other revenue	14	8	7

Revenue from continuing operations	14,605	67,590	60,558

Partnering revenue relates to the amortisation of upfront payments received from AstraZeneca and Boehringer Ingelheim over the period of related Research and Development services which ended in F2010. Research revenue relates to payments made by AstraZeneca and Boehringer Ingelheim for Research and Development services in each period. Development revenue relates to cost plus fee contract awarded by BARDA, of the US Department of Health and Human Services.

24

6	OTHER INCOME

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Grants-Other Governments (note a)	2,466	3,875	2,776
Litigation settlement (note b)	—	—	20,000

	2,466	3,875	22,776

(a)	Grants – Other Governments

The National Institutes of Health (NIH) has awarded grant funds to complete research and development of the LANI programs. There are no unfulfilled conditions or other contingencies related to this portion of the grant.

(b)	Litigation settlement

Litigation was concluded in July 2008, following mediation. The agreement provided for a payment of $20 million and a normalisation of commercial relations.

7	EXPENSES

		Consolidated
	Notes	2011 A$’000	2010 A$’000	2009 A$’000
(Loss)/profit before income tax includes the following specific expenses:

Depreciation
- Plant and equipment		993	921	613
- Leasehold improvements		747	514	571

Total depreciation		1,740	1,435	1,184

Amortisation of computer software		69	253	225
Amortisation of antibacterial intangible assets acquired from Prolysis Ltd and MaxThera Inc.	13	2,894	8,777	—
Sub-royalty expense
- Amortisation of royalty prepayment		1,213	4,000	3,706
- Change in present value of contingent consideration		—	96	516,

Total sub-royalty expense		1,213	4,096	4,222

Loss on disposal of plant and equipment		128	7	9

Rental expense relating to operating leases
- Minimum lease payments		820	792	572
- Sub-leases		95	116	114

Total rental expense relating to operating leases		915	908	686

Employee benefits expense		13,664	11,093	8,916

Superannuation expense		1,044	828	826

Research and development expenses		20,682	21,749	13,332

Finance costs
- Net foreign exchange loss		27	38	120

Total finance costs		27	38	120

25

8	INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the result. The differences are reconciled as follows:

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
(a) Income tax expense

Current tax	1,170	(3,674)	—
Deferred tax	(95)	(375)	(3,636)

	1,075	(4,049)	(3,636)

Income tax (expense)/credit is attributable to:
(Loss)/profit from continuing operations	1,075	(4,049)	(3,636)

Aggregate income tax (expense)/credit	1,075	(4,049)	(3,636)

Deferred income tax expense included in income tax comprises:
Decrease in deferred tax assets (note 12)	(95)	(375)	(3,636)

	(95)	(375)	(3,636)

(b) Numerical reconciliation of income tax credit/(expense) to prima facie tax

(Loss)/profit from continuing operations before income tax	(29,165)	20,284	41,817

Tax credit/(expense) at the Australian tax rate of 30%	8,750	(6,085)	(12,545)

Adjusting items
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Share-based payments	(117)	(239)	(209)
Non-taxable amortisation	(106)	(604)	(516)
Net research and development claim	1,295	1,875	1,774
UK Research and development tax credit	1,170	—	—
Sundry items	(27)	(59)	(187)

	10,965	(5,112)	(11,683)
UK tax losses and timing differences not recognised	(3,032)	(4,175)	—
Previously unrecognised tax losses now assessed as recoverable	—	5,238	8,047
Current losses not brought to account	(6,858)	—	—

Income tax credit/(expense)	1,075	(4,049)	(3,636)

(c) Unrecognised temporary differences and tax losses

Australian
– Group tax losses	22,860	—	3,217
– Transferred tax losses	17,553	17,553	31,813

	40,413	17,553	35,030

United Kingdom
– Trading losses and temporary differences (GBP)	23,981	13,918	—

Tax effect of unrecognised temporary differences and tax losses for which no deferred tax asset has been recognised	22,196	12,143	10,509

26

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2011, 2010 and 2009 to the extent that the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. Note 3 (a) (iii) (b) sets out the estimation of the amount of tax losses brought to account.

The recoverability of all of the unrecognised tax losses is dependent on continuing to meet the relevant tax laws. Group tax losses (those incurred after the Group entered into the tax consolidation regime) can be fully offset against future taxable income. Transferred tax losses (those which arose prior to entry into the tax consolidation regime) can only be utilised to the extent allowed by the tax consolidation rules. This only allows utilisation of a proportion of transferred losses in a given year, dependant on the “available fraction” calculation. Currently transferred tax losses are recoverable on a 53.7% basis, ie for every dollar of taxable income only 53.7 cents can be offset by transferred tax losses.

(d)	Tax consolidation legislation

Biota Holdings Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation. The accounting policy in relation to this legislation is set out in note 1(g).

9	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Cash
Cash at bank and on hand	10,011	78,900	52,704
Deposits at call	60,000	25,967	34,000

	70,011	104,867	86,704

Cash balances include $0.1 million (2010: $2.6m; 2009: $4.6m) in respect of advance payments by the National Institutes of Health to progress the LANI program. This balance can only be used to fund related research expenditure.

(a)	Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:

Balance per cash flow statements	70,011	104,867	86,704

(b)	Risk exposure

The exposure to interest rate and counterparty credit risk is discussed in note 2. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of cash and cash equivalents mentioned above.

10	CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Trade receivables	2,583	907	7,583
Other receivables	776	104	58
Deposits paid	72	80	1
Accrued interest	252	519	215
Prepayments	377	462	210

	4,060	2,072	8,067

27

(a)	Impaired trade receivables

There were no impaired trade receivables for the Group in 2011 (2010: Nil; 2009: Nil).

(b)	Past due but not impaired

Trade and other receivables are not past due.

(c)	Foreign exchange and interest rate risk

Trade and other receivables are not exposed to foreign currency risk or interest rate risk (see note 2).

(d)	Fair value and credit risk

Due to the nature of these receivables, the carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant as is the fair value of any collateral sold or re-pledged. Note 2 provides information on the risk management policy of the Group and the credit quality of the entity’s trade receivables.

28

11	NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Plant & equipment A$’000	Leasehold improvements A$’000	Total A$’000
Consolidated
At 1 July 2008
Cost	8,151	6,550	14,701
Accumulated depreciation	(5,374)	(1,784)	(7,158)

Net book amount	2,777	4,766	7,543

Year-ended 30 June 2009
Opening net book amount	2,777	4,766	7,543
Additions	558	21	579
Disposals	(12)	(2)	(14)
Exchange differences	—	—	—
Depreciation charge	(613)	(571)	(1,184)

Closing net book amount	2,710	4,214	6,924

At 30 June 2009
Cost	5,241	6,474	11,715
Accumulated depreciation	(2,531)	(2,260)	(4,791)

Net book amount	2,710	4,214	6,924

Year ended 30 June 2010
Opening net book amount	2,710	4,214	6,924
Additions	1,243	38	1,281
Disposals	(8)	—	(8)
Exchange differences	(1)	—	(1)
Depreciation charge	(921)	(514)	(1,435)

Closing net book amount	3,023	3,738	6,761

At 30 June 2010
Cost	6,452	6,512	12,964
Accumulated depreciation	(3,429)	(2,774)	(6,203)

Net book amount	3,023	3,738	6,761

Year ended 30 June 2011
Opening net book amount	3,023	3,738	6,761
Additions	613	—	613
Disposals	(166)	—	(166)
Exchange differences	(6)	(5)	(11)
Depreciation charge	(993)	(747)	(1,740)

Closing net book amount	2,471	2,986	5,457

At 30 June 2011
Cost	6,447	6,506	12,953
Accumulated depreciation	(3,976)	(3,520)	(7,496)

Net book amount	2,471	2,986	5,457

29

12	NON-CURRENT ASSETS – DEFERRED TAX ASSETS

		Consolidated
	Notes	2011 A$’000	2010 A$’000	2009 A$’000
The balance comprises temporary differences attributable to:
Tax losses anticipated to be utilised with 12 months		—	—	1,380
Unrealised foreign exchange losses		1	22	40
Employee benefits		720	437	490
Intangibles		941	193	—
Accruals		194	264	134
Deferred revenue		43	783	1,579

Total deferred tax assets		1,899	1,699	3,623
Set-off of deferred tax liabilities pursuant to set-off provisions	17	(837)	(542)	(2,091)

Net deferred tax assets		1,062	1,157	1,532

All movements in deferred tax amounts have been reflected in the income statements.

30

13	NON-CURRENT ASSETS – INTANGIBLE ASSETS

	Intellectual property A$’000	Computer software A$’000	Royalty prepayment A$’000	Total A$’000
Consolidated
At 1 July 2008
Cost	—	1,284	13,762	15,046
Accumulated amortisation	—	(935)	(1,998)	(2,933)

Net book amount	—	349	11,764	12,113

Year ended 30 June 2009
Opening net book amount	—	349	11,764	12,113
Additions	—	233	—	233
Write off	—	(13)	—	(13)
Amortisation charge	—	(225)	(3,706)	(3,931)

Closing net book amount	—	344	8,058	8,402

At 30 June 2009
Cost	—	1,504	13,762	15,266
Accumulated amortisation	—	(1,160)	(5,704)	(6,864)

Net book amount	—	344	8,058	8,402

Year ended 30 June 2010
Opening net book amount	—	344	8,058	8,402
Additions (see below)	12,213	83	—	12,296
Impact of exchange rate movement	(358)	—	—	(358)
Amortisation charge	(8,777)	(253)	(4,000)	(13,030)

Closing net book amount	3,078	174	4,058	7,310

At 30 June 2010
Cost	12,024	1,586	13,762	27,372
Accumulated amortisation	(8,946)	(1,412)	(9,704)	(20,062)

Net book amount	3,078	174	4,058	7,310

Year ended 30 June 2011
Opening net book amount	3,078	174	4,058	7,310
Additions	—	33	—	33
Disposals	—	(12)	—	(12)
Impact of exchange rate movement	(184)	—	—	(184)
Amortisation charge	(2,894)	(69)	(1,213)	(4,176)

Closing net book amount	—	126	2,845	2,971

At 30 June 2011
Cost	10,472	1,525	13,762	25,759
Accumulated amortisation	(10,472)	(1,399)	(10,917)	(22,788)

Net book amount	—	126	2,845	2,971

31

Additions for year ended 30 June 2010

The group acquired the key assets of Prolysis Limited and MaxThera Inc, on 19 November 2009 and 1 March 2010 respectively. The acquisitions increased the groups portfolio of research projects, particularly in the antibacterial field. Details of the purchase consideration, the net assets acquired and the goodwill are as follows:

	Prolysis Limited A$’000	MaxThera Inc A$’000	Total A$’000
Cash paid	—	1,338	1,338
Shares issued (3,985,240 @ $2.71)	10,800	—	10,800
Shares acquired on market (155,850 @ $2.21)	—	345	345

Total purchase consideration	10,800	1,683	12,483

Assets acquired
Property plant & equipment	270	—	270
Intellectual property	10,530	1,683	12,213

	10,800	1,683	12,483

The intellectual property is attributed to the value in the programs acquired. The appreciation of the Australian dollar against the UK pound resulted in an exchange rate benefit, being charged to the Foreign Currency Translation Reserve.

14	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Current (unsecured)
Trade payables	2,673	7,620	4,285
Other payables	1,417	1,807	1,346

	4,090	9,427	5,631

(d)	Risk exposures

Information of the Group’s exposure to foreign exchange risk is provided in note 2.

15	CURRENT LIABILITIES – DEFERRED REVENUE

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Deferred revenue	143	2,610	5,262

Deferred revenue represents

(i) amounts received in advance from government grant authorities which will be released to revenue as expenses occur.

(ii)	Upfront receipts from collaborations which will be released to profit over the research collaboration term.

32

16	CURRENT LIABILITIES – PROVISIONS

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Employee benefits	2,152	1,422	1,561

Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. Based on experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next twelve (12) months.

The following amounts reflect leave included as a current liability above that is not expected to be taken or paid within the next twelve (12) months.

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Long service leave obligation expected to be settled after 12 months	318	266	210

17	NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

		Consolidated
	Notes	2011 A$’000	2010 A$’000	2009 A$’000
The balance comprises temporary differences attributable to:
Property, plant & equipment		86	117	182
Prepayments		4	1	—
Accrued income		747	424	1,909

		837	542	2,091
Set-off of deferred tax assets pursuant to set-off provisions	12	(837)	(542)	(2,091)

Net deferred tax liabilities		—	—	—

All movements in deferred tax liabilities have been reflected in the income statements.

18	NON-CURRENT LIABILITIES – PROVISIONS

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Employee benefits	320	138	71
Contingent consideration	—	—	2,072

	320	138	2,143

33

Movements in provisions

	Consolidated
	2010 A$’000	2009 A$’000
Contingent consideration
At start of year	2,072	6,556
Interest expense on unwinding of discount	96	516
Payment of contingent consideration	(2,168)	(5,000)

At end of year	—	2,072

Contingent consideration:

The Group entered into arrangements in 2007 where parties agreed to exchange variable royalty payments for use of intellectual property, for a fixed fee. The transaction offered the third parties the opportunity of earning additional payments should Relenza sales exceed specified amounts. Provision had been made for these payments on a present value basis consistent with the Group accounting policy at note 1(r). The final payment was made in April 2010.

34

19	CONTRIBUTED EQUITY

			Consolidated
(a) Share capital	Notes		2011 Shares ‘000	2010 Shares ‘000	2009 Shares ‘000	2011 A$’000	2010 A$’000	2009 A$’000
Ordinary shares
Fully paid	(b) (c	)	181,417	179,210	174,564	148,616	146,626	154,776
Treasury shares	(f	)				(1,033)	(251)	(200)

Total contributed equity						147,583	146,375	154,576

(b)	Movements in ordinary share capital

Date	Details	Number of shares	Issue price	A$’000
1 July 2008	Opening balance	180,817,823		159,124
16 July 2008	Exercise of options	375,685	$1.21 - $1.86	596
30 September 2008	Cancellation of shares	(6,629,509)	$0.75	(4,932)
30 September 2008	Transaction costs	—	—	(12)

30 June 2009	Balance	174,563,999		154,776
13 July 2009	Exercise of options	383,265	$0.77 - $1.86	457
26 October 2009	Exercise of options	17,518	$0.77 - $1.85	19
12 November 2009	Share issue	3,985,240	$2.71	10,800
3 December 2009	Capital return	—	11.18c	(20,006)
3 December 2009	Treasury shares acquired	—	—	51
1 February 2010	Exercise of options	28,445	$1.40 - $1.85	47
27 April 2010	Share issue	206,279	$2.22	459
25 May 2010	Exercise of options	25,241	$0.77 - $1.85	23

30 June 2010	Balance	179,209,987		146,626
8 July 2010	Exercise of options	34,166	$0.77	26
19 August 2010	Exercise of options	634,203	$0.77 - $1.40	565
22 October 2010	Share issue	813,021	$0.92	747
23 December 2010	Exercise of options	114,188	$1.40	40
2 March 2011	Exercise of options	611,991	$1.21 - $1.86	612

30 June 2011	Balance	181,417,556		148,616

(c)	Options

Information relating to the Biota employee option plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, are set out in the Remuneration report and in notes 22 and 23.

(d)	Rights attached to ordinary shares

Ordinary shares have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one (1) vote, and upon a poll each share is entitled to one (1) vote.

35

(e)	Share buy-back

In 2009, the company purchased 6,629,509 shares on-market as part of Biota’s capital management strategy. The shares were acquired at an average price of $0.75, with prices ranging from $0.63 to $0.79. The total cost of $4,944,000 including $12,000 of transaction costs, was deducted from ordinary share capital when the shares were cancelled.

(f)	Treasury shares

Treasury shares are shares in Biota Holdings Limited that are held by the Biota Holdings Employee Share Trust for the purpose of issuing shares under the Biota employee option plan. In 2011, there were 831,255 (2010: 23,479; 2009: 456,300) shares acquired at a cost of $781,245 (2010: $51,000; 2009: $200,553).

(g)	Capital risk management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

20	RESERVES AND ACCUMULATED LOSSES

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
(a) Reserves

Share-based payments	980	1,787	1,536
Foreign currency translation	(772)	(421)	—

	208	1,366	1,536

Movements
Share-based payments reserve
Balance 1 July	1,787	1,536	1,437
Equity retention incentive expense for the year	168	608	536
TSR equity incentive expense for the year	268	189	159
Transfer to share capital (options exercised)	(1,243)	(546)	(596)

Balance 30 June	980	1,787	1,536

Foreign currency translation reserve
Balance 1 July	(421)	—	—
Currency translation differences arising during the year	(351)	(421)	—

Balance 30 June	(772)	(421)	—

(b) Accumulated losses

Balance 1 July	(42,845)	(59,080)	(97,261)
Net (loss)/profit attributable to the members of Biota Holdings Limited	(28,090)	16,235	38,181

Balance 30 June	(70,935)	(42,845)	(59,080)

(c)	Nature and purpose of reserves

The share-based payments reserve is used to recognise:

•	The fair value of options issued to employees but not exercised;

36

•	The fair value of shares issued to employees; and

•	The issue of shares held by the Biota Holdings Employee Share Trust to employees.

The foreign currency translation reserve is exchange differences arising on translation of the foreign controlled entity and is also recognised in other comprehensive income as described in note 1(d).

21	DIVIDENDS

The Company returned $20 million (11.18 cents per share) to shareholders as a capital return in December 2009. Following a Class Ruling, the Australian Taxation Office Commissioner has concluded for taxation purposes that 6.26 cents per share will be regarded as a capital return and 4.92 cents per share will be regarded as an unfranked dividend. No other dividends have been paid during the period and the Company does not intend to declare a dividend at this time.

Franking credits available at the 30% tax rate after allowing for tax payable in respect of the current year’s taxable income, for the year ended 30 June 2011, are $4,168,101 (2010: $4,168,101; 2009: $4,168,101).

22	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Key management personnel compensation

	Consolidated
	2011 A$	2010 A$	2009 A$
Short-term employee benefits	3,195,100	2,484,336	2,495,018
Post-employment benefits	210,896	160,440	131,976
Long-term benefits	33,497	13,222	26,091
Non-monetary benefits	38,058	—	—
Termination benefits	169,109	—	—
Share-based payments	305,258	188,615	341,610

	3,951,918	2,846,613	2,994,695

(b)	Loans to key management personnel

There are no loans made to key management personnel of the Company or the Group during the year.

(c)	Other transactions with key management personnel

There are no other transactions with key management personnel of the Company or the Group during the year.

23	SHARE-BASED PAYMENTS

(a)	Biota employee option plan and Deferred bonus plan

Employees can participate in the growth of the Company. Under the Biota employee option plan (BEOP), shares are allocated and normally vest based on achievement of pre-set performance targets, death, permanent disability, takeover, Company initiated redundancy or under Board discretion. Awards under the BEOP are performance rights, either under the Equity Retention Incentive or the TSR Equity programs. Under the Deferred bonus plan rights are allocated and vest under criteria similar to the BEOP.

37

Equity retention incentive

Managers, scientists and support staff may be offered Biota shares on the achievement of specific performance targets and after achieving continuity of employment of two (2) years. For consistency, the performance targets are the KPIs used for the determination of the cash incentive, however, the retention incentive requires a defined target to be exceeded before any equity retention incentive can be awarded.

At 100%, the incentive is twice the value of the cash incentive, with the intermediate steps between 50% and 100% increasing logarithmically, from zero times the cash incentive at 50% to twice the cash incentive at 100%. Based on this calculation un-issued ordinary shares at an issue price equal to the Company’s share price on the allocation date, normally on 30 June, are allocated to the individual.

50% of the allocated shares vest after the first and second anniversary of the date of allocation. Entitlements not exercised within five (5) years lapse.

The equity retention incentive is reported in the income statement over the vesting period at the share price on the allocation date. Due to the vesting criteria, accounting standards require that three (3) quarters of the value of the retention incentive is recognised in the first year and one (1) quarter is recognised in the second year.

The equity retention incentive is capped and cannot exceed twice the cash incentive for any member of staff.

TSR equity incentive

Senior executives, generally the key management personnel, are allocated rights to Biota shares which vest when pre-set Total Shareholder Return (TSR) conditions are achieved. The key features of the plan are:

•	TSR targets are set by the Board at the commencement of each three (3) year period and consist of two (2) components:

1.	An absolute shareholder return based on share price growth and adjusted for capital or dividend payments. The absolute TSR targets set for shares allocated in F2011 are provided in Table 1. They are based on the fifteen (15) day volume weighted average share price to 30 June 2010 of $1.11 (30 June 2009: $1.27; 30 June 2008: $0.84); and

2.	Share price growth relative to a peer group. The relative TSR performance uses companies in the Intersuisse Biotech Index, an index that measures listed Australian biotech companies’ share price growth each quarter, to assign a score to Biota’s ranking. At the end of the three (3) year period, the cumulative score is used to calculate relative performance.

Table 1

2011

	Absolute share price measure			Relative share price measurement		Total rights allocated
	Annual growth %	Vesting %	Share price target	Vesting %	Relative index score
			2013		2013
Threshold	8	25	$1.40	25	≥50%
Target	10	50	$1.48	50	≥58%
Stretch	16	100	$1.73	100	≥75%

Total rights allocated on absolute share price measure			676,216	Total rights allocated under relative performance measure	169,053	845,269

38

2010

	Absolute share price measure			Relative share price measurement		Total rights allocated
	Annual growth %	Vesting %	Share price target	Vesting %	Relative index score
			2012		2012
Threshold	8	25	$1.60	25	≥50%
Target	10	50	$1.69	50	≥58%
Stretch	16	100	$1.98	100	≥75%

Total rights allocated on absolute share price measure			451,956	Total rights allocated under relative performance measure	112,990	564,946

2009

	Absolute share price measure			Relative share price measurement		Total rights allocated
	Annual growth %	Vesting %	Share price target	Vesting %	Relative index score
			2011		2011
Threshold	8	25	$1.06	25	≥50%
Target	10	50	$1.12	50	≥58%
Stretch	16	100	$1.31	100	≥75%

Total rights allocated on absolute share price measure			1,048,353	Total rights allocated under relative performance measure	262,092	1,310,445

These shares are “at risk” and do not become the property of the individual unless the performance targets are met. The Board has determined that the final TSR measure will comprise 80% of the absolute component and 20% of the relative component, although this may be re-assessed with each new allocation. Under each TSR measure the incentive is only available when performance exceeds the Threshold. The maximum is available at Stretch and proportionally between.

The value of the TSR equity incentive and number of shares allocated are capped based on a percentage of an executive’s TFR. In the case of senior executives other than the Chief Executive Officer, it is capped at 60%.

The number of shares are calculated at the fifteen (15) day volume weighted average price at the beginning of the three (3) year period and sufficient number are allocated assuming stretch performance is achieved. The shares may only start to vest after three (3) years on the achievement of stated performance targets. If performance targets are not met, retesting may occur for no more than a further two (2) years, but with targets increasing at the pre set annual growth rate.

Allocated shares that have not vested lapse at the end of five (5) years.

Deferred bonus plan

The Chief Executive Officer has been allocated rights to receive a cash bonus which vest when pre-set Total Shareholder Return (TSR) conditions are achieved under a deferred bonus plan but may also vest on death, permanent disability, takeover, Company initiated redundancy or at the Board’s discretion. The deferred bonus plan uses the same targets as described above in the TSR equity incentive program. Each right confers upon the Chief Executive Officer a right to a cash payment equal to the market price of Biota shares at the time that the right vests.

The absolute and relative share price targets applicable to the rights are as set out in Table 1 above. Table 1 is a summary of the performance measures applicable that will be used to determine whether any of those rights vest and, if so, the percentage that vest.

39

The Board has determined that the annual allocation to the Chief Executive Officer is capped at 100% of Total Fixed Remuneration (TFR) and that 80% of the rights to receive a bonus will be measured against the absolute TSR component and 20% of the rights to receive a bonus will be measured against the relative TSR component. Under each TSR measure the incentive is only available when performance exceeds the Threshold and the maximum is available at Stretch and proportionally between. In F2011, the Chief Executive Officer has been allocated 477,478 rights to receive a cash bonus, with 381,982 based on the absolute share price measures and 95,496 based on the relative share price measures. In line with current best practice on long term incentives, the rights continue to exist after the retirement of the Chief Executive Officer and remain subject to achieving the TSR performance hurdles.

The number of rights allocated to the Chief Executive Officer is determined by dividing the Chief Executive Officer’s TFR in the relevant year by the fifteen (15) day volume weighted average share price at the beginning of the three (3) year period. Unless Stretch performance is achieved, not all of those rights will vest. The rights may start to vest after three (3) years on the achievement of performance targets. If performance targets are not met, retesting may occur for a further two (2) years but with targets increasing at the pre set annual growth rate.

All rights that have not vested lapse at the end of five (5) years.

The following tables set out options allocated, exercised and forfeited during 2011, 2010 and 2009.

2011

Grant date	Expiry date	Exercise price	Balance at start of the year (Number)	Granted during the year (Number)	Exercised during the year (Number)	Forfeited during the year (Number)	Balance at end of the year (Number)	Vested and exercisable at end of the year (Number)
Equity retention incentive plan
21 July 2006	30 June 2011	Nil	33,332	—	33,332	—	—	—
25 Oct 2006	30 June 2011	Nil	72,314	—	72,314	—	—	—
8 Aug 2007	30 June 2012	Nil	84,186	—	84,186		—	—
24 Oct 2007	30 June 2012	Nil	121,258	—	121,258	—	—	—
22 Aug 2008	30 June 2013	Nil	292,793	—	287,118	—	5,675	5,675
29 June 2010	30 June 2014	Nil	560,986	—	280,506	—	280,480	—

TSR equity incentive plan
31 Oct 2007	30 June 2012	Nil	961,032	—	515,834	—	445,198	30,214
21 Dec 2007	30 June 2012	Nil	520,000	—	—	—	520,000	298,189
22 Aug 2008	30 June 2013	Nil	1,310,445	—	—	—	1,310,445	213,526
29 June 2010	30 June 2014	Nil	564,946	—	—	—	564,946	—
5 Oct 2010	30 June 2015	Nil	—	845,269	—	—	845,269	127,682

Deferred bonus plan
29 June 2010	30 June 2014	Nil	377,256	—	—	—	377,256	—
5 Oct 2010	30 June 2015	Nil	—	477,478	—	—	477,478	—

Total			4,898,548	1,322,747	1,394,548	—	4,826,747	675,286

40

2010

Grant date	Expiry date	Exercise price	Balance at start of the year (Number)	Granted during the year (Number)	Exercised during the year (Number)	Forfeited during the year (Number)	Balance at end of the year (Number)	Vested and exercisable at end of the year (Number)
Equity retention incentive plan
21 July 2006	30 June 2011	Nil	33,332	—	—	—	33,332	33,332
25 Oct 2006	30 June 2011	Nil	72,314	—	—	—	72,314	72,314
8 Aug 2007	30 June 2012	Nil	257,246	—	173,060		84,186	84,186
24 Oct 2007	30 June 2012	Nil	121,258	—	—	—	121,258	121,258
22 Aug 2008	30 June 2013	Nil	567,233	—	269,579	4,861	292,793	292,793
29 June 2010	30 June 2014	Nil	—	560,986	—	—	560,986	—

TSR equity incentive plan
31 Oct 2007	30 June 2012	Nil	972,862	—	11,830	—	961,032	515,834
21 Dec 2007	30 June 2012	Nil	520,000	—	—	—	520,000	282,037
22 Aug 2008	30 June 2013	Nil	1,310,445	—	—	—	1,310,445	—
29 June 2010	30 June 2014	Nil	—	564,946	—	—	564,946	—

Deferred bonus plan
29 June 2010	30 June 2015	Nil	—	377,256	—	—	377,256	—

Total			3,854,690	1,503,188	454,469	4,861	4,898,548	1,401,754

2009

Grant date	Expiry date	Exercise price	Balance at start of the year (Number)	Granted during the year (Number)	Exercised during the year (Number)	Forfeited during the year (Number)	Balance at end of the year (Number)	Vested and exercisable at end of the year (Number)
NEDSOP
6 Dec 2000	6 Dec 2008	$4.44	75,050	—	—	75,050	—	—

Equity retention incentive plan
21 July 2006	30 June 2011	Nil	191,027	—	157,695	—	33,332	33,332
25 Oct 2006	30 June 2011	Nil	72,314	—	—	—	72,314	72,314
8 Aug 2007	30 June 2012	Nil	493,752	—	217,990	18,516	257,246	257,246
24 Oct 2007	30 June 2012	Nil	121,258	—	—	—	121,258	121,258
22 Aug 2008	30 June 2013	Nil	—	606,864	—	39,631	567,233	283,625

TSR equity incentive plan
31 Oct 2007	30 June 2012	Nil	972,862	—	—	—	972,862	29,191
21 Dec 2007	30 June 2012	Nil	520,000	—	—	—	520,000	15,600
22 Aug 2008	30 June 2013	Nil	—	1,310,445	—	—	1,310,445	—

Total			2,446,263	1,917,309	375,685	133,197	3,854,690	812,566

The weighted average share price at the date of exercise of all options exercised during the year ended 30 June 2011 was $1.01 (2010: $1.45; 2009: $0.75). The weighted average remaining contractual life of share options outstanding at the end of the period was 1.8 years (2010: 2.9 years; 2009: 3.5 years).

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Fair Value of options granted

The assessed fair value at allocation date of each share under each incentive plan during the period was:

	Consolidated
	2011 A$	2010 A$	2009 A$
Equity retention incentive plan	Nil	0.92	0.77
TSR equity incentive plan	0.69	0.95	0.45
Deferred bonus plan	0.69	—	—

The fair value of the Equity retention incentive plan is determined as the share price at allocation date. The fair value of the TSR equity incentive plan has been determined using a Monte-Carlo simulation with inputs including the period of the award, the conditions of the award, the share price at allocation date, volatility, interest rates and dividend yield.

In relation to the deferred bonus plan which is cash settled there is a provision of $92,000 at balance date (2010: $31,000; 2009: Nil).

(b)	Expense arising from share-based payment

Total expenses arising from share-based payment transactions recognised as part of employee benefit expense during the period were as follows:

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Shares allocated under Biota employee option plan	528	797	695

24	REMUNERATION OF AUDITORS

During the year the following were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated
	2011 A$	2010 A$	2009 A$
Assurance services
Audit services
PricewaterhouseCoopers Australian firm
Audit and review of financial reports and other audit work under the Corporations Act 2001	108,000	120,000	121,000
Non PricewaterhouseCoopers audit firm (Richardsons) audit of UK subsidiary	12,500	12,500	—

	120,500	132,500	121,000

Audit of NIH grant returns	15,000	30,000	30,000
Other assurances and accounting advice	49,385	10,000	—

	64,385	40,000	30,000

Total	184,885	172,500	151,000

No further amounts were paid or payable to any related practice of PricewaterhouseCoopers. It is the Group’s policy to employ its auditor on assignments additional to their statutory audit duties only where their expertise and experience with the Group are important. Assignments are otherwise awarded on a competitive basis.

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25	CONTINGENT ASSETS AND CONTINGENT LIABILITIES

There are no contingent liabilities or assets to be recognised at 30 June 2011, 2010 or 2009.

26	COMMITMENTS

(a)	Lease commitments: Group as lessee

(i)	Non-cancellable operating lease

The Group leases various offices under non-cancellable operating leases expiring within two (2) to eight (8) years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
– Within one year	582	581	529
– Later than one, not later than five years	956	1,123	1,633
– Later than five years	—	—	—

	1,538	1,704	2,162

(b)	Research commitments

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000

The Company and its controlled entities have entered into agreements with certain organisations for ongoing research and clinical trials. Under these agreements the Company and its controlled entities are committed to providing funds over future periods, payable:

– Within one year	5,172	18,083	2,805
– Later than one year but not later than two years	30	657	—
– Later than two years but not later than five years	—	—	—

	5,202	18,740	2,805

Of the committed funds, approximately $4.6 million (2010: $16m) is available for cancellation if a decision is made, at the date of this report, to terminate the project to which the commitment relates.

27	RELATED PARTY TRANSACTIONS

(a)	Parent entity and controlling entity

The parent entity and ultimate controlling entity within the Group is Biota Holdings Limited.

(b)	Subsidiaries

Interests in subsidiaries are set out in note 28.

(c)	Key management personnel

Transactions with key management personnel were solely in relation to remuneration. Disclosures of these amounts are set out in note 22.

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(d)	Wholly-owned Group

Interest held in the controlled entities is disclosed in note 28.

Transactions between Biota Holdings Limited and related parties in the wholly-owned Group during the years ended 30 June 2011 and 30 June 2010 consisted of amounts advanced by Biota Holdings Limited. Aggregate amounts receivable from entities in the wholly-owned Group at balance date were:

	Parent entity
	2011 A$	2010 A$	2009 A$
Non-current receivables (loans)	55,075,336	70,421,171	68,317,682
Provision for doubtful debts	(55,075,336)	(70,421,171)	(68,317,682)

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

	A$	A$	A$
Loans to subsidiaries
Beginning of the year	70,421,171	68,317,682	70,490,229
Loan repayments received	(94,708,576)	(35,433,028)	(66,725,572)
Loans advanced	79,362,742	37,536,517	64,553,025

End of the year	55,075,336	70,421,171	68,317,682

28	SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b):

	Country of incorporation	Class of shares	Equity holding and voting power
Name of entity			2011%	2010%	2009%
Biota Scientific Management Pty Ltd	Australia	Ordinary	100	100	100
Biota Investments Pty Ltd	Australia	Ordinary	100	100	100
Biota Respiratory Research Pty Ltd	Australia	Ordinary	100	100	100
Biota Europe Limited	England	Ordinary	100	100	n/a

29	EVENTS OCCURRING AFTER REPORTING DATE

On 28 March 2012, Biota announced that the Phase II clinical study of its oral antiviral BTA798 for treatment of naturally acquired human rhinovirus (HRV) infection in asthmatics resulted in a statistically significant reduction in cold symptoms compared to a placebo.

On 23 April 2012, Biota and Nabi Biopharmaceuticals Inc announced the signing of a Merger Implementation Agreement to form a combined company Biota Pharmaceuticals, listed on Nasdaq and headquartered in the USA. Key elements of the Agreement are:

•	Nabi will acquire all of the shares in BTA for new shares in the name of Biota Pharmaceuticals, a NASDAQ listed company. BTA will be de-listed from the ASX;

•	Nabi’s assets at merger will include US$54 million in cash, a right to receive royalties from a marketed product (PhosLyra) and an interest in NicVAX;

•	After the completion of the merger, current Biota shareholders will own approximately 74% of Biota Pharmaceuticals and Nabi shareholders will own approximately 26% of Biota Pharmaceuticals;

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•	Nabi plans to return to its existing shareholders cash in excess of the US$54 million required to be held by Nabi at closing, after satisfying certain obligations;

•	Nabi intends to distribute contingent value rights providing payout rights from future sale, transfer, license or similar transactions involving NicVAX; and

•	The Board will consist of six ex Biota Directors including the Chairman and two ex-Nabi Directors. Biota’s current CEO and CFO will continue in their roles.

Transactions and other costs incurred (or which are expected to be incurred) by Biota in relation to the implementation of the Merger are currently estimated at $6 million, comprising investment banking, advisors, legal, accountants and expert fees, and various other costs. Approximately $3 million of these costs will be incurred regardless of whether the Merger is approved.

On 26 April 2012, Biota announced the March quarter Relenza royalty as advised by GlaxoSmithKline.

Apart from the foregoing, no other matter or circumstance has arisen since 31 March 2012 that has significantly affected, or may significantly affect:

•	The Group’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The Group’s state of affairs in future financial years.

30	RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Notes	Consolidated
		2011 A$’000	2010 A$’000	2009 A$’000
Cash flow information
(Loss)/profit for the year		(28,090)	16,235	38,181
Depreciation and amortisation		5,916	14,465	5,115
Loss on disposal of plant and equipment		128	7	9
Net exchange difference		—	1	—
Share based payments		436	797	695

Changes in assets and liabilities
Increase/(decrease) in trade debtors and other debtors		(1,988)	5,994	(3,797)
Decrease in deferred tax asset	8	95	375	3,636
(Decrease)/increase in trade creditors and other liabilities		(11,478)	4,818	(7,319)
(Decrease)/increase in provisions		911	(72)	(4,041)

Net cash inflow from operating activities		(34,070)	42,620	32,479

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31	EARNINGS PER SHARE

	Consolidated
	2011 Cents	2010 Cents	2009 Cents
(a) Basic (loss)/earnings per share

From continuing operations attributable to the ordinary equity holders of Company	(15.5)	9.2	21.7
From discontinued operations	—	—	—

Total basic (loss)/earnings per share attributable to the ordinary equity holders of the Company	(15.5)	9.2	21.7

(b) Diluted (loss)/earnings per share

From continuing operations attributable to the ordinary equity holders of the Company	(15.5)	9.1	21.6
From discontinued operations	—	—	—

Total diluted (loss)/earnings per share attributable to the ordinary equity holders of the Company	(15.5)	9.1	21.6

(c)	Reconciliations of (loss)/earnings used in calculating (loss)/earnings per share

	Consolidated
	2011 A$’000	2010 A$’000	2009 A$’000
Net (loss)/profit attributed to the ordinary equity holders of the Company used in calculating basic (loss)/earnings per share	(28,090)	16,235	38,181

Net (loss)/profit attributable to the ordinary equity holders of the Company used in calculating diluted (loss)/earnings per share	(28,090)	16,235	38,181

(d)	Weighted average number of shares used as the denominator

	Consolidated
	2011 Number	2010 Number	2009 Number
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share	180,610,151	177,506,986	176,218,530
Adjustments for calculation of diluted (loss)/earnings per share
– Shares allocated	—	1,123,825	237,723

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share	180,610,151	178,630,811	176,456,253

(e)	Information concerning the classification of securities

(i)	Shares allocated

Shares allocated to employees under the Biota employee option plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. They are not considered dilutive unless they reduce a profit or increase a loss. They have not been included in the determination of basic earnings per share.

46

32	RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS’ EQUITY DETERMINED UNDER AUSTRALIAN ACCOUNTING STANDARDS AND ACCOUNTING PRACTICES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US GAAP)

The following is a summary of the adjustments to net income for the years ended 30 June 2011, 2010 and 2009 and to stockholders’ equity as of 30 June 2011, 2010 and 2009 to reconcile the net income and stockholders’ equity under Australian and US GAAP. All figures are in A$’000.

	2011 A$’000	2010 A$’000	2009 A$’000
Net income/(loss) presented in the consolidated financial statements prepared under Australian Accounting Standards	(28,090)	16,235	38,181
US GAAP adjustments due to:
Adjustment to Share base payment (note 32(i))	(168)	58	(215)
Acquisition of in-progress R&D (note 32(ii))	2,894	(3,078)	—
Deferred income tax effect of US GAAP adjustments (note 32(iii))	(303)	303	—

Net adjustments	2,423	(2,717)	(215)

Net income in accordance with US GAAP	(25,667)	13,518	37,967

Basic earnings per share	(14.2)	7.6	2.2
Diluted earnings per share	(14.2)	7.6	2.1

	2011 A$’000	2010 A$’000	2009 A$’000
Stockholders’ equity presented in the consolidated financial statements prepared under Australian Accounting Standards	76,856	104,896	97,032
US GAAP adjustments due to:
Acquisition of in-progress R&D (note 32(ii))	—	(3,078)	—
Deferred income tax effect of US GAAP adjustments (note 32(iii))		303

Net Adjustments	—	(2,775)	—

Stockholders’ equity in accordance with US GAAP	76,856	102,121	97,032

(i)	Biota’s accounting policy under Australian Accounting Standards is that awards under the Equity retention incentive plan (as disclosed in note 23) are expensed on a graded basis over the two year service life of the employee option, with each instalment of the award separately recognised over the relevant service period. This results in 75% of the expense in the first year after the award and 25% of the expense in the second year after the award. Under US GAAP the aggregate share based payment charges are recognised on a straight line basis over the two year life of the award, ie 50% expense in each of the two years following the award.

(ii)	Under Biota’s US GAAP accounting policy, the purchase of an in-progress R&D program that has no alternative use should be expensed at the time of acquisition whereas our accounting policy under Australian Accounting Standards requires that such programs are recognised as an intangible asset on acquisition and amortised over their useful life. An adjustment has been made to recognise the immediate expense on purchase of such R&D programs. See note 33(d) for further information.

(iii)	The impact on income tax expense of adjustments 32(i) and 32(ii).

47

33	ADDITIONAL US GAAP DISCLOSURES

The following information is presented on the basis of US GAAP. All figures are in A$’000.

(a)	Consolidated Balance Sheets

	2011 A$’000	2010 A$’000	2009 A$’000
ASSETS
Current assets
Cash & Equivalents	70,011	104,867	86,703
Accounts Receivable – Trade net	2,583	907	7,583
Prepaid expense	377	462	210
Deferred tax asset (note 33(a)(i))	111	1,041	1,694
Other current assets	386	703	274

Total Current Assets	74,182	107,980	96,464

Non-current assets
Property, plant and equipment	5,457	6,761	6,924
LT investments – intangible assets	2,971	4,231	8,402
Deferred tax asset	951	419	—

Total Non-current assets	9,379	11,411	15,326

Total Assets	83,561	119,391	111,790

LIABILITIES
Current liabilities
Accounts payable	2,795	1,281	4,285
Accrued expenses	1,295	8,145	1,346
Customer Advances	144	2,610	5,262
Income tax payable	—	3,674	—
Other current liabilities	2,151	1,422	1,561

Total Current liabilities	6,385	17,132	12,454

Non-current liabilities
Deferred tax liability	—	—	160
Other long term liabilities – provisions	320	138	2,143

Total Non-current liabilities	320	138	2,304

Total liabilities	6,705	17,270	14,758

EQUITY
Common Stock (note 33(a)(ii))	148,616	146,626	154,776
Treasury Stock – Common (note 33(a)(ii))	(1,033)	(251)	(200)
Retained Earnings	(71,168)	(45,502)	(59,020)
Foreign currency translation reserve	(588)	(420)	—
Additional paid in capital	1,028	1,669	1,476

Stockholders’ equity	76,856	102,121	97,032

Total liabilities and stockholders’ equity	83,561	119,391	111,790

48

Significant reclassifications

(i)	As required by US GAAP, deferred tax assets have been reclassified between current and non-current assets based on the classification of the related non-tax asset or liability. Tax assets that are not associated with an asset or liability are classified in accordance with the expected reversal period.

(ii)	Treasury shares have been disclosed separately from common stock.

The following information is presented on the basis of US GAAP. All figures are in A$’000.

(b)	Consolidated Profit and Loss statement

	2011 A$’000	2010 A$’000	2009 A$’000
Revenue
Revenues from continuing operations, net	10,191	65,077	57,624
Other income	2,466	3,875	22,776

Expenses
Cost of sales/services (note 33(b)(i))	(2,526)	(4,668)	(12,823)
Research and development	(20,531)	(20,562)	(6,053)
– Amortisation of antibacterial programs acquired	—	(12,024)	—
Product development	(13,338)	(7,538)	(5,862)
Business development	(844)	(994)	(1,016)
– sub- royalty amortisation	(1,212)	(4,096)	(4,222)
General, selling and administrative expenses	(5,060)	(4,357)	(11,770)

Operating income/(loss)	(30,853)	14,751	38,668
Interest income/(expense) (note 33(b)(ii))	4,414	2,513	2,935

Profit/(loss) before tax	(26,439)	17,265	41,603
Income tax credit/(expense)	772	(3,747)	(3,636)

Net (loss)/income	(25,667)	13,518	37,967

Significant reclassifications

(i)	As required by US GAAP, costs directly related to revenue or other income have been reclassified from Research and Development and Product Development into Cost of services.

(ii)	Interest income has been reclassified from Revenue and shown net of interest expense as a separate line item after operating income.

(c)	Statements of Comprehensive Income

Shown below are the Statements of Comprehensive Income for the years ended June 30 2009, 2010 and 2011 in A$’000:

	2011 A$’000	2010 A$’000	2009 A$’000
Net income/Other comprehensive income	(25,667)	13,518	37,967
Foreign currency translation – net of income taxes	(352)	(421)	—

Net Comprehensive Income	(26,019)	13,097	37,967

49

(d)	Research and Development Activities

The Company’s accounting policy for research costs under both Australian Accounting Standards and US GAAP is that they are expensed as incurred; advanced payments are deferred and subsequently expensed over the period of performance. These expenses are classified as ‘Research and development’ where the related program is in a preclinical research phase and classified as ‘Product development’ when the related program is proceeding through clinical trials. Biota does not currently undertake any ‘Development activities’ (as defined in our accounting policy under Australian Accounting Standards).

Research and development and Product development expenses include direct labour costs as well as the costs of contractors and other direct expenses. It does not include an allocation of the costs of facilities or overhead allocation.

These expenses are funded through a variety of sources. As disclosed in notes 5 and 6, Biota has received reimbursement for Research and Development activities from collaboration partners as well as from government grants. Where research and development expenditure is directly related to these income streams it has been classified as Cost of services within the Consolidated Profit and Loss statement disclosed above.

As disclosed in note 13, in the year ended 30 June 2010 Biota acquired two in-progress research and development programs. The intellectual property that was acquired with these programs is only of use within these early stage projects and has no alternative use. Under US GAAP, the expenditure on these programs has been expensed on acquisition.

(e)	Recent accounting pronouncements

New accounting pronouncements: In October 2009, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update 2009-13, “Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force,” or ASU 2009-13. ASU 2009-13 amends existing accounting guidance for separating consideration in multiple-deliverable arrangements. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific evidence is not available, or the estimated selling price if neither vendor-specific evidence nor third-party evidence are available. ASU 2009-13 eliminates the residual method of allocation and requires that consideration be allocated at the inception of the arrangement to all deliverables using the “relative selling price method.” The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of each deliverable’s selling price. ASU 2009-13 requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a stand-alone basis.

Biota adopted the provisions of ASU 2009-13 effective July 1, 2010, for revenue arrangements entered into or materially modified in fiscal years beginning on or after that date. The adoption did not have any material effect on Biota’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows for any historical periods as of, or for the year ended June 30, 2011 because Biota did not enter into or materially modify any revenue arrangements subsequent to June 30, 2010. Biota is not able to reasonably estimate the effect of adopting these standards on future periods because the impact will vary based on the nature and volume of new or materially modified revenue arrangements in any given period.

In April 2010, the FASB issued Accounting Standards Update 2010-17, “Revenue Recognition—Milestone Method (Topic 605) Milestone Method of Revenue Recognition, a consensus of the FASB Emerging Issues Task Force” or ASU 2010-17. ASU 2010-17 provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is

50

achieved only if the milestone meets all criteria to be considered substantive. For the milestone to be considered substantive, the consideration earned by achieving the milestone should meet all of the following criteria: (i) be commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone, (ii) relate solely to past performance, and (iii) be reasonable relative to all deliverables and payment terms in the arrangement. An individual milestone may not be bifurcated and an arrangement may include more than one milestone. Accordingly, an arrangement may contain both substantive and non-substantive milestones.

Biota adopted the provisions of ASU 2010-17 effective July 1, 2010, for milestones achieved on or after that date. Since Biota’s existing policies are consistent with those contained in ASU 2010-17, the adoption of ASU 2010-17 did not have any material effect on Biota’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows for any historical periods or as of, or for the year ended June 30, 2011. Biota believes that the effect of adopting these standards on future periods will not be material.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05). The accounting standard for other comprehensive income was amended to allow only two options for presenting the components of net income and other comprehensive income: (i) in a single continuous financial statement, statement of comprehensive income or (ii) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. In addition, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. This standard update requires retrospective application and is effective for Biota’s 2012 fiscal year. Biota does not expect the adoption of ASU 2011-05 to have a material effect on Biota’s financial statements.

51

Independent Auditor’s report to the members of Biota Holdings Limited

In our opinion, the accompanying consolidated balance sheets and the related statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Biota Holdings Limited and its subsidiaries at 30 June 2011, 30 June 2010 and 30 June 2009, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2011 in conformity with Australian Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Australian Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers

Melbourne, Australia

16 May 2012

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 613 8603 1000, F: 613 8603 1999, www.pwc.com.au

52

Biota Holdings Limited

(ABN 28 006 479 081)

Interim financial report

for the 9 months ended 31 March 2012

53

Biota Holdings Limited

ABN 28 006 479 081

Corporate Directory

Directors Jim Fox (Chairman) Paul R Bell Peter C Cook (CEO & Managing Director) Jeff Errington Ian D Gust AO Richard Hill

Share Registry

Link Market Services Limited

Locked Bag A14

Sydney NSW 1235

T: 1300 554 474 (within Australia)

T: +61 2 8280 7111 (outside Australia)

F: +61 2 9287 0303

E: registrars@linkmarketservices.com.au

W: www.linkmarketservices.com.au

Company Secretary

Damian Lismore (Chief Financial Officer)

Registered Office

10/585 Blackburn Road

Notting Hill VIC 3168, Australia

T: +61 3 9915 3700

F: +61 3 9915 3702

E: info@biota.com.au

W: www.biota.com.au

Securities Exchange

Australia

Biota Holdings Limited is a public company listed with the Australian Securities Exchange.

ASX:BTA

United States

Biota’s American Depositary Receipts (ADRs) trade in the United States on the pink sheets at a ratio of three shares to each ADR.

ADR:BTAHY

54

Biota Holdings Limited

ABN 28 006 479 081

Interim financial report – 31 March 2012

Consolidated income statement	56

Consolidated balance sheet	57

Consolidated statement of changes in equity	58

Consolidated cash flow statement	59

Notes to the financial statements	60

Amounts in the commentary have been rounded off to the nearest thousand dollars, unless otherwise stated.

55

Consolidated income statement

For the period ended 31 March 2012

(Unaudited)

		Three months		Nine months
	Notes	2012 A$’000	2011 A$’000	2012 A$’000	2011 A$’000
Revenues from continuing operations	3	7,379	3,580	14,944	10,564
Other income	3	95	579	344	1,657

Expenses:
Research and development		(3,763)	(4,641)	(11,887)	(14,638)
– Amortisation of antibacterial programs acquired		—	27	—	(2,924)
Product development		(3,296)	(4,558)	(11,065)	(12,968)
Business development		(221)	(228)	(710)	(627)
– Sub-royalty amortisation		(455)	(394)	(1,061)	(1,015)
Corporate – head office		(1,399)	(1,242)	(3,851)	(3,647)

Loss before income tax		(1,660)	(6,877)	(13,286)	(23,598)
Income tax credit/(expense)		(145)	(6)	485	769

Loss for the period		(1,805)	(6,883)	(12,801)	(22,829)

Other comprehensive (expense)/income
Exchange differences on translation of foreign operations		1	353	17	(254)

Other comprehensive income/(expense) for the period, net of tax		1	353	17	(254)

Total comprehensive (expense)/income for the period		(1,804)	(6,530)	(12,784)	(23,083)

Loss is attributable to:
Owners of Biota Holdings Limited		(1,805)	(6,883)	(12,801)	(22,829)

Total comprehensive (expense)/income for the period is attributable to:
Owners of Biota Holdings Limited		(1,804)	(6,530)	(12,784)	(23,083)

		Cents	Cents	Cents	Cents
Loss per share from continuing operations and attributable to the ordinary equity holders of the Company
Basic loss per share		(1.0)	(3.8)	(7.0)	(12.7)
Diluted loss per share		(1.0)	(3.8)	(7.0)	(12.7)

The consolidated income statement should be read in conjunction with the accompanying notes.

56

Consolidated balance sheet

As at 31 March 2012

(Unaudited)

	Notes	31 March 2012 A$’000	30 June 2011 A$’000
Current assets
Cash and cash equivalents		51,361	70,011
Trade and other receivables		9,667	4,060

Total current assets		61,028	74,071

Non-current assets
Plant and equipment		5,155	5,457
Deferred tax assets		1,547	1,062
Intangible assets		1,921	2,971

Total non-current assets		8,623	9,490

Total assets		69,651	83,561

Current liabilities
Trade and other payables		2,201	4,090
Deferred revenue		389	143
Provisions		2,018	2,152

Total current liabilities		4,608	6,385

Non-current liabilities
Provisions		424	320

Total non-current liabilities		424	320

Total liabilities		5,032	6,705

Net assets		64,619	76,856

Equity
Contributed equity	4	147,959	147,583
Reserves		396	208
Retained losses		(83,736)	(70,935)

Total equity		64,619	76,856

The consolidated balance sheet should be read in conjunction with the accompanying notes.

57

Consolidated statement of changes in equity

For the period ended 31 March 2012

(Unaudited)

	Contributed equity A$’000	Reserves A$,000	Retained losses A$,000	Total equity A$’000
Balance at 1 July 2010	146,375	1,366	(42,845)	104,896

Loss for the nine months	—	—	(22,829)	(22,829)
Exchange differences on translation of foreign operations	—	(254)	—	(254)

Total comprehensive income for the nine months	—	(254)	(22,829)	(23,083)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	747	—	—	747
Payments for treasury shares	(782)	—	—	(782)
Employee share options expensed	—	223	—	223
Transfer from share based payment reserve for employee options exercised	1,243	(1,243)	—	—

	1,208	(1,020)	—	188

Balance at 31 March 2011	147,583	92	(65,674)	82,002

Balance at 1 July 2011	147,583	208	(70,935)	76,856

Loss for the nine months	—	—	(12,801)	(12,801)
Exchange differences on translation of foreign operations	—	17	—	17

Total comprehensive income for the nine months	—	17	(12,801)	(12,784)

Transactions with owners in their capacity as owners:
Employee share options expensed	—	547	—	547
Transfer from share based payment reserve for employee options exercised	376	(376)	—	—

	376	171	—	547

Balance at 31 March 2012	147,959	396	(83,736)	64,619

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

58

Consolidated cash flow statement

For the period ended 31 March 2012

(Unaudited)

	Nine months
	2012 A$’000	2011 A$’000
Cash flows from operating activities
Receipts from customers (inclusive of GST)	8,000	1,209
Payments to suppliers and employees (inclusive of GST)	(28,070)	(35,831)

	(20,070)	(34,622)
Other revenue and income
Interest received	2,419	3,707
Income tax paid	—	(3,674)

Net cash outflow from operating activities	(17,651)	(34,589)

Cash flows from investing activities
Proceeds from disposal of assets	8	—
Payments for plant and equipment	(1,023)	(511)

Net cash outflow from investing activities	(1,015)	(511)

Cash flows from financing activities
Proceeds from issue of shares	—	747
Payments for treasury shares	—	(781)

Net cash outflow from financing activities	—	(34)

Net decrease in cash and cash equivalents	(18,666)	(35,134)

Cash and cash equivalents at the beginning of the period	70,011	104,867
Effects of exchange rate changes on cash and cash equivalents	16	(91)

Cash and cash equivalents at the end of the period	51,361	69,642

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

59

Notes to the financial statements

(Unaudited)

1.	Summary of significant accounting policies

Basis of preparation of report

This general purpose financial report for the 3 month and 9 month interim financial reporting periods ended 31 March 2012 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and IAS34 Interim Financial Reporting.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2011.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.	Segment information

Description of segments

Management had determined the operating segments based on the reports reviewed by the strategic steering committee that are used to make strategic decisions.

The committee reviews the business from a divisional perspective (ie Research, Product Development and Corporate) and on a project basis. The business in predominantly managed on a divisional basis and so management has concluded that these divisions represent the operating and reportable segments of the business. The Group operates globally in developing its projects and has laboratories in Australia and England.

(a)	Segment information provided to the strategic steering committee

The segment information provided to the strategic steering committee for the reportable segments for the nine months ended 31 March 2012 and nine months ended 31 March 2011 is as follows:

Divisions	Research		Product Development		Corporate		Intersegment elimination		Total
	2012 A$’000	2011 A$’000	2012 A$’000	2011 A$’000	2012 A$’000	2011 A$’000	2012 A$’000	2011 A$’000	2012 A$’000	2011 A$’000
Total segment revenue	79	2,356	6,060	17	8,805	10,541	—	(2,350)	14,944	10,564
Intersegment revenue	—	(2,320)	—	(17)	—	(13)	—	2,350	—	—

External revenue	79	36	6,060	—	8,805	10,528	—	—	14,944	10,564

Adjusted EBITDA	(12,049)	(14,803)	(6,499)	(12,793)	5,761	6,114	—	—	(12,787)	(21,482)

Depreciation & amortisation	1,194	4,185	35	5	1,140	1,102	—	—	2,369	5,292

The chief operating decision maker reviews assets and liabilities on a consolidated basis monthly. Therefore, no measure of segment assets and liabilities is separately disclosed in this report.

All revenue is generated by the Group’s Australian based operations, although counterparties may be in other countries.

60

Notes to the financial statements

(Unaudited)

2.	Segment information (continued)

(b)	Other segment information

(i)	Segment revenue

Sales between segments are carried out at arm’s length and are eliminated on consolidation. The revenue from external parties reported to the strategic steering committee is measured in a manner consistent with that in the income statement. Revenues from external customers are derived from royalty on sales, grants for institutions and funding agreements with partners. Revenue is derived from a small number of sources, and of which three contribute greater than 10% of revenue.

Segment revenue reconciles to total revenue from continuing operations in note 3.

(ii)	Adjusted EBITDA

A reconciliation of adjusted EBITDA to reported loss after income tax is provided as follows:

	31 March
	2012 A$’000	2011 A$’000
Adjusted EBITDA	(12,787)	(21,482)
Interest revenue	2,467	3,475
Depreciation	(1,308)	(1,352)
Amortisation of antibacterial programs and sub-royalty	(1,061)	(3,939)
Share options expense	(597)	(300)
Income tax credit	485	769

Loss after income tax from continuing operations	(12,801)	(22,829)

3.	Revenues from ordinary activities and other income

	Three months ended 31 March		Nine month ended 31 March
	2012 A$’000	2011 A$’000	2012 A$’000	2011 A$’000
Revenues from continuing operations
Royalties	4,980	2,583	6,395	7,074
Development revenue	1,680	—	6,016	—
Interest revenue	698	990	2,467	3,476
Other revenue	21	7	66	14

Total revenues from continuing operations	7,379	3,580	14,944	10,564

Other income
Grant income	95	579	344	1,657

Total other income	95	579	344	1,657

Total revenues and other income	7,474	4,159	15,288	12,221

61

Notes to the financial statements

(Unaudited)

4.	Contributed equity

	Nine months ended 31 March		Nine months ended 31 March
	2012	2011	2012	2011
	Shares	Shares	A$’000	A$’000
Issue of ordinary shares
At start of period	181,417,556	179,209,987	148,616	146,575
Issue of shares	—	813,021	—	747
Options exercised	436,401	1,394,548	376	1,243

At end of period	181,853,957	181,417,556	148,992	148,565

Treasury shares held in Trust			(1,033)	(1,033)

			147,959	147,532

5.	Loss per share

	2012	2011	2012	2011
	Cents	Cents	Cents	Cents
Basic loss per share (EPS)	(1.0)	(3.8)	(7.0)	(12.7)
Diluted loss per share (EPS)	(1.0)	(3.8)	(7.0)	(12.7)

	A$’000	A$’000	A$’000	A$’000
Loss used to calculate EPS	(1,805)	(6,883)	(12,801)	(22,829)

	Number	Number	Number	Number
Weighted average shares used to calculate
Basic EPS	181,738,964	181,004,978	181,664,389	180,346,145
Diluted EPS	181,738,964	181,004,978	181,664,389	180,346,145

Options granted by the Company to employees are considered to be potential ordinary shares but are not included in the above calculation as their issue price (including the fair value of the employee services) exceeds the average market price during the period.

6.	Tax audit

The Australian Taxation Office (ATO) has been conducting an audit in respect to income and expenditures associated with the litigation against GlaxoSmithKline (GSK). On 19 December 2011, the ATO issued a position paper. The ATO’s preliminary conclusion is that having accepted the legal costs as deductible, the settlement sum received of $20 million is ordinary income (and not a capital gain). If the latter is sustained, this would result in an additional income tax assessment of approximately $2 million after utilisation of previously unrecognised tax losses.

The ATO position paper invites a response where there is a disagreement of the facts or interpretation by the ATO. Biota disagrees with the conclusion reached in respect of the settlement sum received and have prepared a response to the ATO position paper. Accordingly, no liability has been recognised in this regard.

62

Notes to the financial statements

(Unaudited)

7.	Events occurring after balance sheet date

On 23 April 2012, Biota and Nabi Biopharmaceuticals Inc announced the signing of a Merger Implementation Agreement to form a combined company Biota Pharmaceuticals, listed on Nasdaq and headquartered in the USA. Key elements of the Agreement are:

•	Nabi will acquire all of the shares in BTA for new shares in the name of Biota Pharmaceuticals, a NASDAQ listed company. BTA will be de-listed from the ASX;

•	Nabi’s assets at merger will include US$54 million in cash, a right to receive royalties from a marketed product (PhosLyra) and an interest in NicVAX;

•	After the completion of the merger, current Biota shareholders will own approximately 74% of Biota Pharmaceuticals and Nabi shareholders will own approximately 26% of Biota Pharmaceuticals;

•	Nabi plans to return to its existing shareholders cash in excess of the US$54 million required to be held by Nabi at closing, after satisfying certain obligations;

•	Nabi intends to distribute contingent value rights providing payout rights from future sale, transfer, license or similar transactions involving NicVAX; and

•	The Board will consist of six ex Biota Directors including the Chairman and two ex-Nabi Directors. Biota’s current CEO and CFO will continue in their roles.

Transactions and other costs incurred (or which are expected to be incurred) by Biota in relation to the implementation of the Merger are currently estimated at $6 million, comprising investment banking, advisors, legal, accountants and expert fees, and various other costs. Approximately $3 million of these costs will be incurred regardless of whether the Merger is approved.

Apart from the foregoing, no other matter or circumstance has arisen since 31 March 2012 that has significantly affected, or may significantly affect:

•	The Group’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The Group’s state of affairs in future financial years.

63

Reconciliation between Net Income and Stockholders’ Equity determined under Australian Accounting Standards and accounting practices generally accepted in the United States of America (US GAAP)

The following is a summary of the adjustments to net income for the:

•	Six month periods ended 31 December 2011 and 2010;

•	Three month periods ended 31 March 2012 and 2011; and

•	Nine month periods ended 31 March 2012 and 2011.

And a summary of the adjustments to stockholders’ equity to reconcile the net income and stockholders’ equity under Australian Accounting Standards and US GAAP as of:

•	31 March 2012; and

•	30 June 2011.

	Six months ended 31 December		Three months ended 31 March		Nine months ended 31 March
	2011 $’000	2010 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000
Net income/(loss) presented in the consolidated financial statements prepared under Australian Accounting Standards	(10,996)	(15,946)	(1,805)	(6,883)	(12,801)	(22,829)
US GAAP adjustments
Increase (decrease) due to:
Adjustment to Share based payments (a)	94	(84)	45	(42)	139	(126)
Acquisition of in-progress R&D (b)	—	2,951	—	(26)	—	2,925
Deferred income tax effect of US GAAP adjustments (c)	—	(303)	—		—	(303)

Net adjustments	94	2,564	45	(68)	139	2,496

Net income in accordance with US GAAP	(10,902)	(13,382)	(1,760)	(6,951)	(12,662)	(20,333)

Basic earnings per share	(6.0)	(7.4)	(1.0)	(3.8)	(7.0)	(11.3)
Diluted earnings per share	(6.0)	(7.4)	(1.0)	(3.8)	(7.0)	(11.3)

	31 March 2012 $’000	30 June 2011 $’000
Stockholders’ equity presented in the consolidated financial statements prepared under Australian Accounting Standards	64,619	76,856

Net Adjustments	—	—

Stockholders’ equity in accordance with US GAAP	64,619	76,856

Adjustments

(a)	Biota’s accounting policy under Australian Accounting Standards is that awards to employees through the Equity retention incentive plan are expensed on a graded basis over the two year service life of the employee option, with each instalment of the award separately recognised over the relevant service period. Under US GAAP the aggregate share based payment charges are recognised on a straight line basis over the two year life of the award.

(b)

Under Biota’s US GAAP accounting policy, the purchase of an in-progress R&D program that has no alternative use should be expensed at the time of acquisition whereas our accounting policy under Australian

64

Accounting Standards requires that such programs are recognised as an intangible asset on acquisition and amortised over their useful life. An adjustment has been made to recognise the immediate expense on purchase of such R&D programs.

(c)	The impact on income tax expense of adjustments (a) and (b).

Additional US GAAP Disclosures

The following information is presented on the basis of US GAAP.

(a)	Consolidated Balance Sheets

	31 March 2012 $’000	30 June 2011 $’000
ASSETS
Current assets
Cash & Equivalents	51,361	70,011
Accounts Receivable – Trade	8,352	2,583
Prepaid expense	680	377
Deferred tax asset (a)	515	111
Other current assets	635	1,100

Total Current Assets	61,543	74,182

Non-current assets
Property, plant and equipment	5,155	5,457
Intangible assets	1,921	2,971
Deferred tax asset (a)	1,032	951

Total Non-current assets	8,108	9,379

Total Assets	69,651	83,561

LIABILITIES
Current liabilities
Accounts payable	1,148	2,673
Accrued expenses	1,053	1,417
Customer Advances	389	144
Income tax payable	—	—
Other current liabilities – provisions	2,018	2,151

Total Current liabilities	4,608	6,385

Non-current liabilities
Deferred tax liability	—	—
Other long term liabilities – provisions	424	320

Total Non-current liabilities	424	320

Total liabilities	5,032	6,705

EQUITY
Common Stock (b)	148,992	148,616
Treasury Stock- Common (b)	(1,033)	(1,033)
Retained Earnings	(83,830)	(71,167)
Foreign currency translation reserve	(570)	(588)
Additional paid in capital	1,060	1,028

Stockholders’ equity	64,619	76,856

Total liabilities and stockholders’ equity	69,651	83,561

65

Significant reclassifications

(a)	As required by US GAAP, deferred tax assets have been reclassified between current and non-current assets based on the classification of the related non-tax asset or liability. Tax assets that are not associated with an asset or liability are classified in accordance with the expected reversal period.

(b)	Treasury shares have been disclosed separately from common stock.

The following information is presented on the basis of US GAAP:

(b)	Consolidated Profit and Loss

	Six months ended 31 December		Three months ended 31 March		Nine months ended 31 March
	2011 $’000	2010 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000
Revenue
Revenues from trading operations, net (b)	5,796	4,498	6,681	2,590	12,479	7,088
Grant income	249	1,078	95	580	344	1,658

Expenses
Cost of services (a)	(4,127)	(1,077)	(1,689)	(580)	(5,818)	(1,657)
Research and development	(7,880)	(10,037)	(3,636)	(4,557)	(11,515)	(14,594)
Product development	(3,803)	(7,365)	(1,693)	(4,097)	(5,498)	(11,462)
Business development	(1,091)	(1,024)	(675)	(633)	(1,767)	(1,656)
General, selling and administrative expenses	(2,445)	(2,413)	(1,394)	(1,239)	(3,839)	(3,652)

Operating income/(loss)	(13,301)	(16,340)	(2,313)	(7,935)	(15,614)	(24,275)
Interest income/(expense) (b)	1,769	2,486	698	990	2,467	3,476

Profit/(loss) before tax	(11,532)	(13,854)	(1,615)	(6,945)	(13,147)	(20,799)
Income tax credit/(expense)	630	472	(145)	(6)	485	466

Net (loss)/income	(10,902)	(13,382)	(1,760)	(6,951)	(12,662)	(20,333)

Significant reclassifications

(a)	As required by USGAAP, costs directly related to revenue or other incomes have been reclassified from Research and Development and Product Development into Cost of services.

(b)	Interest income has been reclassified from Revenue and shown net of interest expense as a separate line item beneath operating income.

(c)	Statements of Comprehensive Income

Shown below are the Statements of Comprehensive Income for the years ended 30 June 2009, 2010 & 2011:

	Six months ended 31 December		Three months ended 31 March		Nine months ended 31 March
	2011 $’000	2010 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000
Net income	(10,902)	(13,382)	(1,760)	(6,951)	(12,662)	(20,333)
Other comprehensive income:
Foreign currency translation – net of income taxes	16	(60)	1	(168)	17	(228)

Net Comprehensive Income	(10,886)	(13,442)	(1,759)	(7,119)	(12,645)	(20,561)

66

(d)	Research and development activities

The Company’s accounting policy for research costs under both Australian Accounting Standards and USGAAP is that they are expensed as incurred; advanced payments are deferred and subsequently expensed over the period of performance. These expenses are classified as Research and development where the related program is in a pre-clinical research phase and classified as Product development when the related program is proceeding through clinical trials. Biota does not currently undertake any development activities (as defined in our accounting policy under Australian Accounting Standards).

Research and development and Product development expenses include direct labour costs as well as the costs of contractors and other direct expenses. It does not include any allocation of the costs of facilities or other overheads, which are classified as general, selling and administrative expenses.

Biota has received reimbursement for research and development activities from collaboration partners as well as from government grants. Where research and development expenditure is directly related to these income streams it has been classified as Cost of services within the Consolidated Profit and Loss statement disclosed above.

In the year ended 30 June 2010 Biota acquired two in-progress research and development programs. The intellectual property that was acquired with these programs is only of use within these early stage projects and has no alternative use. Given this, under USGAAP the expenditure on these programs has been expensed on acquisition.

(e)	Recent accounting pronouncements

New accounting pronouncements: In October 2009, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update 2009-13, “Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force,” or ASU 2009-13. ASU 2009-13 amends existing accounting guidance for separating consideration in multiple-deliverable arrangements. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific evidence is not available, or the estimated selling price if neither vendor-specific evidence nor third-party evidence are available. ASU 2009-13 eliminates the residual method of allocation and requires that consideration be allocated at the inception of the arrangement to all deliverables using the “relative selling price method.” The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of each deliverable’s selling price. ASU 2009-13 requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a stand-alone basis.

Biota adopted the provisions of ASU 2009-13 effective July 1, 2010, for revenue arrangements entered into or materially modified in fiscal years beginning on or after that date. The adoption did not have any material effect on Biota’s our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows for any historical periods as of, or for the year ended June 30, 2011 because Biota did not enter into or materially modify any revenue arrangements subsequent to June 30, 2010. Biota is not able to reasonably estimate the effect of adopting these standards on future periods because the impact will vary based on the nature and volume of new or materially modified revenue arrangements in any given period.

In April 2010, the FASB issued Accounting Standards Update 2010-17, “Revenue Recognition—Milestone Method (Topic 605) Milestone Method of Revenue Recognition, a consensus of the FASB Emerging Issues Task Force” or ASU 2010-17. ASU 2010-17 provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is

67

achieved only if the milestone meets all criteria to be considered substantive. For the milestone to be considered substantive, the consideration earned by achieving the milestone should meet all of the following criteria: (i) be commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone, (ii) relate solely to past performance, and (iii) be reasonable relative to all deliverables and payment terms in the arrangement. An individual milestone may not be bifurcated and an arrangement may include more than one milestone. Accordingly, an arrangement may contain both substantive and non-substantive milestones.

Biota adopted the provisions of ASU 2010-17 effective July 1, 2010, for milestones achieved on or after that date. Since Biota’s existing policies are consistent with those contained in ASU 2010-17, the adoption of ASU 2010-17 did not have any material effect on Biota’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows for any historical periods or as of, or for the year ended June 30, 2011. Biota believes that the effect of adopting these standards on future periods will not be material.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05). The accounting standard for other comprehensive income was amended to allow only two options for presenting the components of net income and other comprehensive income: (i) in a single continuous financial statement, statement of comprehensive income or (ii) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. In addition, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. This standard update requires retrospective application and is effective for Biota’s 2012 fiscal year. Biota does not expect the adoption of ASU 2011-05 to have a material effect on Biota’s financial statements.

68

ANNEX C

April 20, 2012

Nabi Biopharmaceuticals

12270 Wilkins Avenue

Rockville, Maryland, 20852

Attn: Board of Directors

Dear Board of Directors:

We understand that Nabi Biopharmaceuticals (“Nabi”) intends to enter into a Merger Implementation Agreement (the “Agreement”) between Biota Holdings Limited (“Biota”) and Nabi pursuant to which, among other things, Nabi will acquire each outstanding ordinary share (a “Biota Share”) of Biota in exchange for 0.669212231 of a share (the “Exchange Ratio”) of common stock, par value US $.10 per share (“Nabi Shares”), of Nabi, subject to adjustment in accordance with the Agreement, pursuant to a scheme of arrangement (the “Transaction”) under Part 5.1 of the Australian Corporations Act (2001).

The Board of Directors of Nabi (the “Board”) has requested that Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to Nabi from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed an execution copy received by us on April 20, 2012, of the Agreement, including the form of the scheme of arrangement set out in annexure A thereto;

2.	reviewed certain publicly available business and financial information relating to Biota and Nabi that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Biota and Nabi made available to us by Biota and Nabi, including (a) financial projections prepared by the management of Nabi (and adjustments thereto based on discussions with management of Nabi) relating to the future financial results and condition of Biota for the fiscal years June 30, 2012 through June 30, 2020 based on certain information regarding the future operations, financial condition and prospects of Biota provided to Nabi by management of Biota (the “Nabi Projections for Biota”) and (b) limited financial estimates (and adjustments thereto based on discussions with management of Nabi) provided by the management of Nabi relating to the future financial results of certain drugs and other biopharmaceutical products currently under development, testing, or production by Nabi (the “Nabi Projections”), and (c) the estimates of Nabi’s net operating loss tax carryforwards (“NOLs”) prepared and provided to us by the management of Nabi (the “Nabi NOLs”) and estimates of the potential tax savings available to Nabi on a standalone basis or to a potential buyer in connection with an acquisition of Nabi on a pro forma basis based on the Nabi NOLs as discussed with the management of Nabi (the “Estimated NOL Tax Savings”);

245 Park Avenue, 20th Floor • New York, New York 10167 • tel.212.497.4100 • fax.212.661.3070 • www.HL.com

Broker/dealer services through Houlihan Lokey Capital, Inc. Investment advisory services through Houlihan Lokey Financial Advisors, Inc.

Nabi Biopharmaceuticals April 20, 2012

4.	spoken with certain members of the managements of Biota and Nabi regarding the respective businesses, operations, financial condition and prospects of Biota and Nabi, the Transaction and related matters;

5.	reviewed the current and historical market prices and trading volume for certain of Biota’s and Nabi’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

6.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition management of Nabi has advised us and we have assumed that the Nabi Projections for Biota have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Nabi’s management as to the future financial results and condition of Biota and are a reasonable basis on which to evaluate Biota and, for purposes of our analyses and this Opinion, management of Nabi has directed us to rely on the Nabi Projections for Biota. Furthermore, management of Nabi has advised us, and we have assumed, that (A) the Nabi Projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results of such drugs and other biopharmaceutical products currently under development, testing or production by Nabi and (B) the Nabi NOLs have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Nabi’s management as to the amount of such Nabi NOLs and the Estimated NOL Tax Savings are a reasonable basis on which to evaluate the Nabi NOLs. We express no opinion with respect to any of the foregoing projections or estimates or the assumptions on which they are based. For purposes of our analyses and this Opinion, you have advised us and we have assumed that (i) immediately prior to closing of the Transaction, Nabi will not have any material assets other than (a) cash held in a bank account in an amount not in excess of $54 million, (b) certain payment rights arising from the future sale, transfer, license or a similar transaction involving NicVAX® (the “NicVAX® Potential Residual Payments”), (c) certain payment rights with respect to Phoslyra® (the “Phoslyra® Potential Residual Payments” and, together with the NicVAX® Potential Residual Payments, the “Nabi Potential Residual Payments”) and (d) the Nabi NOLs, (ii) on a standalone basis, Nabi is not expected to be able to utilize the Nabi NOLs to reduce taxes in the foreseeable future and consequently, the Nabi NOLs have little if any value to Nabi on a standalone basis and (iii) there is a low probability that the Nabi Potential Residual Payments will result in significant payments to Nabi. We also have relied upon, without independent verification, the assessments of the managements of Biota and Nabi as to Biota’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Biota and Nabi since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to

Nabi Biopharmaceuticals April 20, 2012

therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, (d) the Contingent Value Rights (as defined in the Agreement) will be distributed to the holders of Nabi shares and the Permissible Nabi Stockholder Cash Transactions (as defined in the Agreement) will be effected by means of a pro-rata cash dividend to holders of Nabi Shares prior to the record date for the implementation of the Transaction, (e) any substantial payments with respect the sale, transfer, license or a similar transactions relating to NicVAX® will occur prior to the expiration of the Contingent Value Right and (f) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Biota or Nabi, or otherwise have an effect on the Transaction, Biota or Nabi or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that any adjustment to the Exchange Ratio pursuant to the Agreement or otherwise will not be material to our analyses or this Opinion and that the final form of the Agreement will not differ in any respect from the execution copy of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Biota, Nabi or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Biota or Nabi is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Biota or Nabi is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Nabi or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Nabi Shares actually will be when issued pursuant to the Transaction or the price or range of prices at which Biota Shares or Nabi Shares may be purchased or sold at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Nabi, any security holder of Nabi or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise

Nabi Biopharmaceuticals April 20, 2012

effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Biota, Nabi or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Biota, Nabi, other participants in the Transaction and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. In addition, Nabi has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses whether, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to Nabi from a financial point of view and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, Nabi, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Nabi, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Nabi or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Nabi’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Nabi’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Biota, Nabi, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of Biota, Nabi or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by Biota, Nabi and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Biota, Nabi and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to Nabi from a financial point of view.

Very truly yours,

HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

ANNEX D

FORM OF

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF

NABI BIOPHARMACEUTICALS

Nabi Biopharmaceuticals, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.	That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation, as amended, of the Corporation, declaring said amendment to be advisable and calling a special meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

The Restated Certificate of Incorporation, as amended, of the Corporation be amended by deleting the first paragraph of Article “FOURTH” thereof and substituting the following in lieu thereof:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 205,000,000 shares consisting of

a)	5,000,000 shares of Preferred Stock, par value $.10 per share, and

b)	200,000,000 shares of Common Stock, par value $.10 per share.”

2.	That thereafter, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

3.	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its authorized officer as of [*****], 2012.

NABI BIOPHARMACEUTICALS

By:
Name:
Title:

D-1

ANNEX E

FORM OF

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF

NABI BIOPHARMACEUTICALS

Nabi Biopharmaceuticals, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.	That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation, as amended, of the Corporation, declaring said amendment to be advisable and calling a special meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

The Restated Certificate of Incorporation, as amended, of the Corporation be amended by deleting Article “FIRST” thereof and substituting the following in lieu thereof:

“FIRST: The name of the Corporation is Biota Pharmaceuticals, Inc.”

2.	That thereafter, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

3.	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its authorized officer as of [*****], 2012.

NABI BIOPHARMACEUTICALS

By:
Name:
Title:

E-1

ANNEX F

FORM OF

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF

NABI BIOPHARMACEUTICALS

Nabi Biopharmaceuticals, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.	That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation, as amended, of the Corporation, declaring said amendment to be advisable and calling a special meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

The Restated Certificate of Incorporation, as amended, of the Corporation be amended by inserting, after the second paragraph of Article “FOURTH” thereof, a new paragraph stating the following:

“Upon the filing and effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), each [the final number to be in the range of four to eight] shares of the Corporation’s Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.10 per share (the “New Common Stock”), without any further action by the Corporation or the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such reclassification and combination. Stockholders who otherwise would be entitled to receive fractional shares of New Common Stock shall be entitled to receive, in lieu of such fractional shares, cash (without interest) determined by multiplying (a) the fractional share interest to which the stockholder would otherwise be entitled, after taking into account all shares of Old Common Stock then held by the stockholder immediately prior to the Effective Time, and (b) the average closing sale price of shares of Old Common Stock for the 10 trading days immediately prior to the Effective Time as officially reported by NASDAQ. Each certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified and combined, subject to the disposition of fractional interests described above; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination.”

2.	That thereafter, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

3.	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its authorized officer as of [*****], 2012.

NABI BIOPHARMACEUTICALS

By:
Name:
Title:

F-1

ANNEX G

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [                    ], 2012 (this “Agreement”), is entered into by and between Nabi Biopharmaceuticals, a Delaware corporation (the “Company”), and [                    ], a [                    ], as Rights Agent (the “Rights Agent”) and as initial CVR Registrar (as defined herein).

PREAMBLE

WHEREAS, the Company and Biota Holdings Limited, a company organized under the laws of the Commonwealth of Australia (“Biota”), have entered into a Merger Implementation Agreement, dated as of April 21, 2012 (the “Merger Agreement”), pursuant to which the Company and Biota will undertake a merger by means of the Company acquiring all of Biota’s issued ordinary shares pursuant to a scheme of arrangement in consideration for the Company issuing shares of Common Stock, par value $.10 per share (“Common Stock”), of the Company to Biota shareholders (the “Merger”);

WHEREAS, prior to the implementation of the Merger, the Company wishes to create and issue CVRs (as hereinafter defined) to the record holders of Common Stock as hereinafter described;

WHEREAS, on [                    ], 2012, the Board of Directors of the Company authorized and declared a dividend of one CVR (as hereinafter defined) for each share of Common Stock outstanding at the Close of Business (as hereinafter defined) on the Record Date (as hereinafter defined); and

WHEREAS, the Company has done all things necessary to make the CVRs, when issued hereunder, the valid obligations of the Company in accordance with their terms;

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

Secti on 1.1 Definitions.

(a)	For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i)	the terms defined in this Article have the meanings assigned to them in this Article;

(ii)	all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(iii)	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iv)	unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(v)	all references to “including” shall be deemed to mean including without limitation.

(b)	The following terms shall have the meanings ascribed to them as follows:

“Achievement Certificate” has the meaning set forth in Section 2.4(a).

“Affiliates” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Board of Directors” means, as of any particular time, the board of directors of the Company in place at that time.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Brookhaven License Agreement” means that certain License Agreement, effective as of January 1, 2006, by and between the Company and Brookhaven Science Associates, LLC, as amended from time to time.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized or obligated by law or executive order to close.

“Close of Business” on any given date shall mean 5:00 p.m., Eastern Time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 p.m., Eastern Time, on the next succeeding Business Day.

“Company” has the meaning set forth in the Preamble, and means the Company before or after the Merger, as applicable.

“CVR Milestone Payment Amount” means the cash amount equal to (a) 0.75 multiplied by (b) Tail Period Proceeds.

“CVR Milestone Payment Date” means the date established pursuant to Section 2.4(h).

“CVR Payment Amount” means the cash amount equal to (a) 0.75 multiplied by (b) Net Proceeds minus $5,000,000.

“CVR Payment Date” means the date established pursuant to Section 2.4(d).

“CVR Payment Threshold” means the receipt by the Company during the Initial Term from any and all NicVAX Transactions of aggregate Net Proceeds equal to or in excess of $5,500,000.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVRs” means the Contingent Value Rights issued by the Company to the Holders pursuant to this Agreement.

“Final Notice Date” has the meaning set forth in Section 2.4(f).

“Grant Agreement” means that certain Maastricht Research Agreement dated December 5, 2008, as amended from time to time.

“GSK” means GlaxoSmithKline Biologicals S.A., a Belgian corporation.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Implementation Date” means the date that the Merger is implemented under the laws of Australia (i.e., “Implementation Date” as defined in the Merger Agreement).

“Initial Notice Date” has the meaning set forth in Section 2.4(b).

“Initial Term” means the period beginning on the Implementation Date and ending on the date that is the 18-month anniversary of the Implementation Date.

“Milestone Achievement Certificate” has the meaning set forth in Section 2.4(e).

“Milestone Event” means (a) if the CVR Payment Threshold is met during the Initial Term, the receipt by the Company of Milestone Proceeds during the Tail Period equal to or in excess of $500,000, or (b) if the CVR Payment Threshold is not met during the Initial Term, the receipt by the Company of the Tail Period Proceeds equal to or in excess of $500,000.

“Milestone Non-Achievement Certificate” has the meaning set forth in Section 2.4(f).

“Milestone Proceeds” means a cash amount equal to any payment of cash proceeds actually received by the Company during the Tail Period from a Third Party pursuant to any NicVAX Transaction (in addition to, and separate from, any aggregate gross cash proceeds actually received by the Company during the Initial Term from a Third Party as consideration in any and all NicVAX Transaction) as consideration for the achievement or satisfaction of a milestone event, or similar condition (whether such milestone event or similar condition is achieved or satisfied by the Company or any Third Party, and including any earn-out or installment payments or the payment of any deferred consideration following the payment of initial consideration, the release of any escrowed funds, or the like) that is first to occur during the Tail Period with respect to any NicVAX Transaction.

“Net Proceeds” means a cash amount equal to the aggregate gross cash proceeds actually received by the Company during the Initial Term from a Third Party as consideration in any and all NicVAX Transactions. For clarity, proceeds actually received by the Company during the Initial Term under the NicVAX Agreement are included in the calculation of Net Proceeds. The right to receive, or potentially receive, contingent consideration, whether cash or otherwise, shall not be included in the calculation of Net Proceeds, and only the actual cash payments from such contingent consideration actually received by the Company during the Initial Term shall be included in the calculation of Net Proceeds, if , as and when actually received by the Company.

“NicVAX Agreement” means that certain Exclusive Option and License Agreement, dated as of November 13, 2009, by and between the Company and GSK, as amended from time to time.

“NicVAX Program” those assets of the Company, including intellectual property rights, that currently are or have been used in the research, development and manufacture of the Company’s products for the prevention or treatment of nicotine addiction or other use as an aid to smoking prevention and/or cessation and/or to prevent relapse, and/or for the prevention or decrease of the toxic effects of nicotine (collectively, the “Field”), including, but not limited to, the Company’s proprietary vaccine known as NicVAX® [Nicotine Conjugate Vaccine], and associated materials, reagents, samples, data, regulatory filings, reformulations (e.g. with other carriers and/or adjuvants), combinations with other therapies (e.g. varenicline), delivery devices/technologies, diagnostics (e.g. personalized medicine), methods, passive immunotherapy (polycloncal and monoclonal antibodies) and the assets licensed to GSK under the NicVAX Agreement, that together comprise the Company’s development program in the Field.

“NicVAX Transaction” means full or partial sale, license, transfer or any other similar transaction entered into by the Company prior to the end of the Initial Term with any Third Party with respect to the NicVAX

Program, including (a) the transactions contemplated by the NicVAX Agreement and (b) any transactions with respect to intellectual property not licensed to GSK under the NicVAX Agreement; provided, however, that the Merger shall not be deemed a NicVAX Transaction in any manner whatsoever.

“Non-Achievement Certificate” has the meaning set forth in Section 2.4(b).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, general counsel, any vice president, the treasurer or the secretary, in each case, of the Company, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” has the meaning set forth in Section 2.2.

“Person” shall mean any individual, firm, corporation, limited liability company, partnership, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

“PHS License Agreement” means that certain Non-exclusive Biological Materials License Agreement, dated March 31, 1998, having NIH Reference Number L-030-1991/0, by and between the Company and the National Institutes of Health (“NIH”), as amended from time to time.

“Record Date” means [                    ], 2012.

“Remainder” means, if the Company enters into a NicVAX Transaction during the Initial Term and the CVR Payment Threshold is not met during the Initial Term, the aggregate Net Proceeds actually received by the Company prior to the expiration of the Initial Term; provided, that if the CVR Payment Threshold is met during the Initial Term and the CVR Payment Amount is paid to the Holders, there shall be no Remainder and the Remainder shall be deemed to be $0 for all purposes under this Agreement.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rights Agent Fees and Expenses” means the agreed-upon fees and expenses of the Rights Agent to act in such capacity pursuant to the terms of this Agreement.

“Surviving Person” has the meaning set forth in Section 6.1(a)(i).

“Tail Period” means, if the Company enters into a NicVAX Transaction during the Initial Term, the period beginning on the end date of the Initial Term and ending on the date that is the five-year anniversary of the end date of the Initial Term; provided, however, if a Milestone Event occurs, then the Tail Period will end upon the occurrence of such Milestone Event.

“Tail Period Proceeds” means (a) if the CVR Payment Threshold is met during the Initial Term and the Milestone Event occurs during the Tail Period, an amount of cash equal to the Milestone Proceeds actually received by the Company during the Tail Period, or (b) if the CVR Payment Threshold is not met during the Initial Term but the Milestone Event occurs during the Tail Period, an amount of cash equal to (i) the sum of (A) the Milestone Proceeds actually received by the Company during the Tail Period, plus (B) the Remainder, minus (ii) $5,000,000.

“Third Party” means a Person other than the Company or any of its Affiliates.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1 Issuance of CVRs; Appointment of Rights Agent.

(a)	One CVR shall be issued with respect to each share of Common Stock that is outstanding as of the Close of Business on the Record Date.

(b)	The Company hereby appoints the Rights Agent to act as rights agent for the Company in accordance with the express terms and conditions hereinafter set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferability.

The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer (as hereinafter defined) and, in the case of a Permitted Transfer, only in accordance with Section 2.3(c) hereof. A “Permitted Transfer” shall mean (a) the transfer of any or all of the CVRs on death, by will or intestacy; (b) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (c) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (d) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (e) a transfer made by operation of law (such as a merger).

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a)	The CVRs shall be issued in book-entry form only and shall not be evidenced by a certificate or other instrument.

(b)	The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs. The Rights Agent is hereby initially appointed CVR registrar and transfer agent (“CVR Registrar”) for the purpose of registering CVRs and any Permitted Transfers of CVRs as herein provided. Upon any change in the identity of the Rights Agent, the successor Rights Agent shall automatically also become the successor CVR Registrar.

(c)

Subject to the restrictions on transferability set forth in Section 2.2 hereof, the CVR Registrar shall, from time to time, register the transfer of any outstanding CVRs upon delivery to the CVR Registrar of a written instrument or instruments of transfer and other requested documentation in form satisfactory to the Company and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the transferee, such signature to be guaranteed by a participant in a recognized Signature Guarantee Medallion Program. A request for a transfer of a CVR shall be accompanied by such documentation establishing satisfaction of the conditions set forth in Section 2.2 hereof as may be reasonably requested by the Company or the Rights Agent (including opinions of counsel, if appropriate). Upon receipt of documentation reasonably satisfactory to the Company, the Company shall authorize the CVR Registrar to permit the transfer of a CVR. The CVR Registrar shall not permit the transfer of a CVR until it is so authorized by the Company. No transfer of a CVR Registrar shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register will be void ab initio. All transfers of CVRs registered in the CVR Register shall be the valid obligations of the Company, representing the same rights to receive cash as the CVRs transferred then entitled such transferee to receive, and shall entitle the transferee to the same benefits and rights under this Agreement as those held by the transferor. No service charge shall be made for any registration of transfer of CVRs. The Rights Agent shall have no duty or obligation under any Section of this Agreement that requires the payment of taxes or charges unless and until it is satisfied that such taxes and/or charges have been or will be paid. It is clarified that the CVR Register will show one position for Cede & Co which represents all the CVRs held by DTC on behalf of the street holders of the CVRs and neither the Company nor the CVR Registrar will have any responsibility whatsoever directly to the street holders with respect to the transfer of CVRs. It is also clarified that with respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to the street holders by sending one lump payment to DTC, who will then be required to distribute the payments to brokers and Holders. Neither the Company nor the Rights Agent will have any responsibilities whatsoever with regards to distribution of payments to the street holders directly.

(d)	A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder and conform to such other reasonable requirements as the Rights Agent may from time to time establish. Upon receipt of such proper written request, the CVR Registrar shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a)	If the CVR Payment Threshold is met on or before the expiration of the Initial Term, then, within fifteen (15) Business Days after the expiration of the Initial Term, the Company shall deliver to the Rights Agent a certificate (the “Achievement Certificate”), certifying that the Initial Term has expired and that the Holders are entitled to receive the CVR Payment Amount (and setting forth the calculation of the CVR Payment Amount), and shall also deliver to the Rights Agent the indicated CVR Payment Amount in cash. Subject to Section 2.4(b), until such Achievement Certificate is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the Initial Term has not expired. Neither the Merger nor any of the transaction described in Section 6.1(a) hereof shall give the Holders the right to receive the CVR Payment Amount.

(b)	If the CVR Payment Threshold is not met on or before the expiration of the Initial Term, then, within fifteen (15) Business Days after the expiration of the Initial Term, the Company shall deliver to the Rights Agent a certificate (the “Non-Achievement Certificate”) stating that the Initial Term has expired and that the CVR Payment Threshold was not met and stating whether the Company has entered into a NicVAX Transaction during the Initial Term. Until such Non-Achievement Certificate is received by the Rights Agent, the Rights Agent shall have no duties or obligations with respect to the expiration of the Initial Term, and the Rights Agent shall have no duties or obligations to monitor or determine the expiration of the Initial Term. The Company shall cause the Rights Agent to promptly (and in no event later than five (5) Business Days after receipt by the Rights Agent) send each Holder a copy of the Non-Achievement Certificate at such Holder’s registered address (the date on which the Milestone Non-Achievement Certificate is first sent to the Holders (the “Initial Notice Date”).

(c)	If a Non-Achievement Certificate has been delivered by the Company to the Rights Agent, then the Holders shall have no right to receive the CVR Payment Amount, and the Company and the Rights Agent shall have no further obligations with respect to the CVR Payment Amount. If the Non-Achievement Certificate states that the Company has not entered into a NicVAX Transaction during the Initial Term, then (i) the Holders shall have no right to receive the CVR Milestone Payment Amount, and the Company and the Rights Agent shall have no further obligations with respect to the CVR Milestone Payment Amount and (ii) there shall be no Tail Period under this Agreement and the Rights Agent may presume conclusively for all purposes that the Tail Period has not occurred.

(d)

If the Company delivers an Achievement Certificate to the Rights Agent, the Company shall establish a CVR Payment Date, which shall be within ten (10) Business Days following the date of the Achievement Certificate, and deliver written notice to the Rights Agent of such determination at least five (5) Business Days before such date. Until such notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the CVR Payment Date has not occurred. Upon receipt of such written notice and all other necessary information, the Rights Agent will, on such CVR Payment Date, distribute the CVR Payment Amount to the Holders (each Holder being entitled to receive its pro rata share of the CVR Payment Amount based on the number of CVRs held by such Holder as reflected on the CVR Register) by (i) check mailed to the address of each such respective Holder as then reflected in the CVR Register or (ii) with respect to Holders that are due amounts in excess of $1,000,000 in the aggregate who have provided the Company with wire transfer instructions in writing (including the Holder’s bank account information in order to effect the wire transfer), the Rights Agent will make payments by wire transfer of immediately available funds to the account specified in the written instructions of the Company. The Company shall cause the Rights Agent, on behalf of and at the expense of the Company, to mail with (or, in the case of payments made to Holders who have provided the Company with wire instructions, at the same time as) each payment made a copy of the Achievement Certificate. In addition, the Company shall post a copy of such Achievement Certificate on its Internet website and issue a press release announcing the payment of the CVR Payment Amount.

(e)	If the Company enters into a NicVAX Transaction during the Initial Term and the Milestone Event has occurred on or before the expiration of the Tail Period, then, within fifteen (15) Business Days after the expiration of the Tail Period, the Company shall deliver to the Rights Agent a certificate (the “Milestone Achievement Certificate”), certifying that the Tail Period has expired and that the Holders are entitled to receive the CVR Milestone Payment Amount (and setting forth the calculation of the CVR Milestone Payment Amount), and shall also deliver to the Rights Agent the indicated CVR Milestone Payment Amount in cash. Subject to Section 2.4(f), until such Milestone Achievement Certificate is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the Tail Period has not expired. Neither the Merger nor any of the transaction described in Section 6.1(a) hereof shall give the Holders the right to receive the CVR Milestone Payment Amount.

(f)	If the Company enters into a NicVAX Transaction during the Initial Term and the Milestone Event has not occurred on or before the expiration of the Tail Period, then, within fifteen (15) Business Days after the expiration of the Tail Period, the Company shall deliver to the Rights Agent a certificate (the “Milestone Non-Achievement Certificate”) stating that the Tail Period has expired and that the Milestone Event did not occur. Until such Milestone Non-Achievement Certificate is received by the Rights Agent, the Rights Agent shall have no duties or obligations with respect to the expiration of the Tail Period, and the Rights Agent shall have no duties or obligations to monitor or determine the expiration of the Tail Period. The Company shall cause the Rights Agent to promptly (and in no event later than five (5) Business Days after receipt by the Rights Agent) send each Holder a copy of the Milestone Non-Achievement Certificate at such Holder’s registered address (the date on which the Milestone Non-Achievement Certificate is first sent to the Holders (the “Final Notice Date”).

(g)	If a Milestone Non-Achievement Certificate has been delivered by the Company to the Rights Agent, then the Holders shall have no right to receive the CVR Milestone Payment Amount, and the Company and the Rights Agent shall have no further obligations with respect to the CVR Milestone Payment Amount.

(h)

If the Company delivers a Milestone Achievement Certificate to the Rights Agent, the Company shall establish a CVR Milestone Payment Date, which shall be within ten (10) Business Days following the date of the Milestone Achievement Certificate, and deliver written notice to the Rights Agent of such determination at least five (5) Business Days before such date. Until such notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the CVR Milestone Payment Date has not occurred. Upon receipt of such written notice and all other necessary information, the Rights Agent will, on such CVR Milestone Payment Date, distribute the CVR Milestone Payment Amount to the Holders (each Holder being entitled to receive its pro rata share of the CVR Milestone Payment Amount based on the number of CVRs held by such Holder as reflected on the CVR Register) by (i) check mailed to the address of each such respective Holder as then reflected in the CVR Register or (ii) with respect to Holders that are due amounts in excess of $1,000,000 in the aggregate who have provided the Company with wire transfer instructions in writing (including the Holder’s bank account information in order to effect the wire transfer), the Rights Agent will make payments by wire transfer of immediately available funds to the account specified in the written instructions of the Company. The Company shall cause the Rights Agent, on behalf of and at the expense of the Company, to mail with (or, in the case of payments made to Holders who have provided the Company with wire instructions, at the same time as) each payment made a copy of the Milestone Achievement Certificate. In addition, the Company shall post a copy of such Milestone Achievement Certificate on its Internet website and issue a press release announcing the payment of the CVR Milestone Payment Amount.

(i)	The Company shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount and CVR Milestone Payment Amount otherwise payable pursuant to this Agreement, such amounts as the Company or the applicable subsidiary of the Company is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of the payment to which such deduction and withholding was made.

(j)	Any cash that remains undistributed to the Holders six months after the CVR Payment Date and six months after the CVR Milestone Payment Date shall be delivered to the Company, upon demand, and any Holders who have not theretofore received any cash shall thereafter look only to the Company for payment of their claim therefor and shall have no greater rights against the Company than may be accorded to general unsecured creditors of the Company under applicable law. Notwithstanding any other provisions of this Agreement, any portion of the cash provided by the Company to the Rights Agent that remains unclaimed after termination of this Agreement in accordance with Section 7.10 hereof (or such earlier date immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity) shall, to the extent permitted by law, become the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in the Company.

(a)	The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b)	The CVRs shall not represent any equity or ownership interest in the Company (or in any constituent company to the Merger, or any direct or indirect subsidiary thereof) or in any drug development program or intellectual property or other asset. The rights of the holders of CVRs are limited to those rights expressly set forth in this Agreement, and such holders’ sole right to receive property hereunder is the right to receive cash from the Company through the Rights Agent in accordance with the terms hereof.

Section 2.6 Sole Discretion and Decision Making Authority; No Fiduciary Duty.

Notwithstanding anything contained herein to the contrary, subject to the proviso contained in the next sentence, the Company shall have sole and absolute discretion and decision making authority with respect to any and all matters related to (a) an actual or potential NicVAX Transaction, including but not limited to, any matter relating to pursuing, engaging in, negotiating, entering into, declining to effect, and consummating an actual or potential NicVAX Transaction, (b) the NicVAX Program, including but not limited to, any matter relating to the research, development or commercialization of NicVax® [Nicotine Conjugate Vaccine], including testing, regulatory submissions, regulatory approvals, manufacturing, marketing, sales, pricing, service, retaining existing rights or maintenance thereof and any existing agreements in connection therewith. For further clarification, the Company shall not have any obligation whatsoever to pursue, engage in, negotiate, enter into or consummate an actual or potential NicVAX Transaction or to research, develop or commercialize NicVax® [Nicotine Conjugate Vaccine] or any other product in the Field and (c) requiring the assumption by a Third Party of the Company’s further payment obligations (i) under the Grant Agreement or (ii) under the Brookhaven License Agreement or the PHS License Agreement, in each case, to the extent relating to the research, development, manufacture or commercialization of products in the Field; provided, however, that to the extent that the Company makes a decision to pursue, engage in, negotiate or enter into a NicVAX Transaction, the Company shall use commercially reasonable efforts to seek to ensure that the consideration from such NicVAX Transaction is paid to the Company in cash and prior to the expiration of the Initial Term.

Section 2.7 Ability to Abandon or Acquire CVRs. The Holder of a CVR may at any time at its option abandon all of its remaining rights in a CVR by transferring the CVR to the Company without consideration therefore. In addition, nothing in this Agreement shall be deemed to prohibit the Company from offering to acquire CVRs for consideration in its sole discretion.

ARTICLE III

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities. The Rights Agent shall be authorized and protected and shall not have any liability for, or in respect of any actions taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, except to the extent of its own willful misconduct, bad faith or gross negligence. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 3.2 Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)	the Rights Agent may rely and shall be authorized and protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, power of attorney, endorsement, affidavit, letter or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder but as to which no notice was provided, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice;

(b)	whenever the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company before taking, suffering or omitting to take any action hereunder, the Rights Agent may, in the absence of willful misconduct, bad faith or gross negligence on its part, request and rely upon an Officer’s Certificate from the Company with respect to such fact or matter; and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in good faith under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent may engage and consult with counsel of its selection and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection to the Rights Agent in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith in reliance thereon in the absence of willful misconduct, bad faith or gross negligence on the part of the Rights Agent;

(d)	in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e)	the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f)	the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the notes or surety;

(g)	the Company agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, suit, settlement, cost or expense (including, without limitation, reasonable fees and expenses of legal counsel), incurred without willful misconduct, bad faith or gross negligence on the part of the Rights Agent, for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the acceptance and administration of this Agreement, or the exercise or performance of its duties hereunder, including without limitation, the costs and expenses of defending against any claim of liability hereunder, directly or indirectly. The provisions of this Section 3.2(g) shall survive the termination of this Agreement, the payment of any distributions made pursuant to this Agreement, and the resignation, replacement or removal of the Rights Agent hereunder, including, without limitation, the costs and expenses of defending a claim of liability hereunder;

(h)	The Company agrees to pay the Rights Agent Fees and Expenses in connection with this Agreement, as set forth on Schedule 1 hereto; and

(i)	the Rights Agent and any stockholder, affiliate, director, officer, employee or agent of the Rights Agent may buy, sell or deal in the securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any stockholder, affiliate, director, officer, employee or agent from acting in any other capacity for the Company or for any other Person.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a)	The Rights Agent may resign and be discharged from its duties at any time by giving written notice thereof to the Company specifying a date when such resignation shall take effect, which notice shall be sent at least 30 days before the date so specified. The Company shall have the right to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect. Notice of such removal shall be given by the Company to the Rights Agent, which notice shall be sent at least 30 days prior to the date so specified.

(b)	If the Rights Agent shall resign, be removed or become incapable of acting, the Company shall promptly appoint a qualified successor Rights Agent who may (but need not) be a Holder but shall not be an officer of the Company. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(b), become the successor Rights Agent.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Company and the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, that upon the request of the Company or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent and shall cooperate in the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

ARTICLE IV

ADDITIONAL COVENANTS

Section 4.1 List of Holders.

The Company shall furnish or cause to be furnished to the Rights Agent in such form as the Company receives from its transfer agent (or other agent performing similar services for the Company), the names, addresses of registered holders of Common Stock as of the Close of Business on the Record Date.

Section 4.2 Payment of CVR Payment Amount.

The Company shall duly deliver the CVR Payment Amount, if any, and the CVR Milestone Payment Amount, if any, in immediately available funds, to the Rights Agent to be distributed to the Holders in the manner and time period provided for in Section 2.4 and in accordance with the terms of this Agreement. The Rights Agent shall have no liability of any kind, and shall not be obligated to make any payments, unless and until it receives the CVR Payment Amount and the CVR Milestone Payment from the Company.

Section 4.3 Assignments.

The Company shall not, in whole or in part, assign any of its obligations under this Agreement other than in accordance with the terms of Section 6.1 hereof.

ARTICLE V

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders.

(a)	Without the consent of any Holders, the Company, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)	to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

(ii)	to evidence the succession of another Person as a successor CVR Registrar or Rights Agent and the assumption by any successor of the covenants and obligations of such CVR Registrar or Rights Agent, as applicable, herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

(iii)	to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company shall consider to be for the protection of Holders; provided that in each case, such provisions shall not materially adversely affect the rights of the Holders;

(iv)	to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case, such provisions shall not materially adversely affect the rights of Holders; or

(v)	to add, eliminate or change any provision of this Agreement unless such addition, elimination or change is materially adverse to the interests of the Holders.

(b)	Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the Company shall mail a notice thereof by first-class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.2 Amendments With Consent of Holders.

(a)	Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the written consent of the Holders of not less than a majority of the outstanding CVRs, the Company, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders. Any such amendment shall be fully valid even if such amendment is signed only by the Company and the Rights Agent.

(b)	Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Company shall mail a notice thereof by first-class mail to the Holders at their addresses as they shall appear on the Roche CVR Register, setting forth in general terms the substance of such amendment.

Section 5.3 Execution of Amendments.

Before executing any amendment permitted by this Article V, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel stating that the execution of such amendment is authorized or permitted by this Agreement, and that all consents, if any, have been obtained in accordance with Section 5.2. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants, immunities, obligations or duties under this Agreement or otherwise.

Section 5.4 Effect of Amendments.

Upon the execution of any amendment under this Article V, this Agreement and the CVRs shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 The Company May Consolidate, Etc.

(a)	Except as contemplated by the Merger, the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i)	the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) shall expressly assume payment (if and to the extent required hereunder) of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(ii)	the Company has delivered to the Rights Agent an Officer’s Certificate stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b)	In the event the Company conveys, transfers or leases its properties and assets substantially as an entirety in accordance with the terms and conditions of this Section 6.1, the Company and the Surviving Person shall be jointly and severally liable for the payment of the CVR Payment Amount and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed.

Section 6.2 Successor Substituted.

Except in connection with the Merger, upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE VII

OTHER PROVISIONS OF GENERAL APPLICATION

Section 7.1 Notices to Rights Agent and the Company.

Subject to Section 7.2, any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by this Agreement shall be sufficient for every purpose hereunder if in writing and delivered personally, or sent by email with confirmation of receipt or sent by certified or registered mail (return receipt requested and first-class postage prepaid) or sent by a nationally recognized overnight courier (with proof of service), addressed as follows, and shall be deemed to have been given upon receipt:

(a)	if to the Rights Agent,

[                    ]

[Address]

Attn: [                    ]

Telephone:

Facsimile:

E-mail:

or at any other address previously furnished in writing to the Company by the Rights Agent in accordance with this Section 7.1 and Section 7.2,

with a copy to

[                    ]

[Address]

Attn: [                    ]

Telephone:

Facsimile:

E-mail:

(b) if to the Company,

[                    ]

[Address]

Attn: [                    ]

Telephone:

Facsimile:

E-mail:

or at any other address previously furnished in writing to the Company by the Rights Agent in accordance with this Section 7.1 and Section 7.2,

with a copy to

[                    ]

[Address]

Attn: [                    ]

Telephone:

Facsimile:

E-mail:

Section 7.2 Notice to Holders.

Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 7.3 Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 7.4 Successors and Assigns.

All covenants and agreements in this Agreement by the Company, the Rights Agent or any Holder shall bind and inure to the benefit of their respective successors and permitted assigns.

Section 7.5 Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns. The Holders shall have no rights or remedies hereunder except as expressly set forth herein.

Section 7.6 Governing Law.

This Agreement and the CVRs shall be governed by and construed in accordance with the laws of the State of Delaware without regards to its rules of conflicts of laws.

Section 7.7 Legal Holidays.

In the event that a CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Section 7.8 Severability Clause.

In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein.

Section 7.9 Counterparts.

This Agreement may be signed in any number of counterparts (which may be effectively delivered by facsimile or other electronic means), each of which shall be deemed to constitute but one and the same instrument.

Section 7.10 Termination.

This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, (a) if the Company does not enter into a NicVAX Transaction during the Initial Term, then on the first day after the Initial Notice Date, (b) if the NicVAX Transaction has occurred, then (i) on the first day after the CVR Milestone Payment Date if the Milestone Payment Event has occurred, or (ii) on the first day after the Final Notice Date if the Milestone Payment Event has not occurred. Upon termination of this Agreement, each CVR shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease.

Section 7.11 Entire Agreement.

This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

NABI BIOPHARMACEUTICALS

By:
Name:
Title:

[ ], as Rights Agent

By:
Name:
Title:

PRELIMINARY COPY—SUBJECT TO COMPLETION

NABI BIOPHARMACEUTICALS

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

The undersigned stockholder hereby acknowledges receipt of notice of, revokes all prior proxies delivered in connection with, and appoints [*****] and [*****], and each of them, officers and proxies for the undersigned with full power of substitution, to act and vote, with the powers the undersigned would possess if personally present at, the special meeting of stockholders of Nabi Biopharmaceuticals to be held on [*****], 2012, at [*****] Eastern time at [*****] and any adjournments or postponements thereof, as directed on the reverse side, with respect to the matters set forth on the reverse side and with discretionary authority on all other matters that may properly come before the special meeting, as more fully described in the proxy statement received by the undersigned stockholder.

IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “FOR” PROPOSAL 3, “FOR” PROPOSAL 4, “FOR” PROPOSAL 5 AND “FOR” PROPOSAL 6.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF STOCKHOLDERS OF

NABI BIOPHARMACEUTICALS

[*****], 2012

PROXY VOTING INSTRUCTIONS

INTERNET—Access [*****] and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Control Number shown on your proxy card.	COMPANY NUMBER

TELEPHONE—Call toll-free [*****] in the United States or [*****] from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Control Number shown on your proxy card.	CONTROL NUMBER

MAIL—Sign, date and mail your proxy card in the envelope provided as soon as possible.

Vote online/phone until [*****] on [*****].

IN PERSON—You may vote your shares of Company common stock in person by attending the special meeting.

\/ To vote by mail, please detach along the perforated line and mail in the envelope provided. \/

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1.

1.      To approve an amendment to the Nabi Restated Certificate of Incorporation (the “Nabi certificate of incorporation”) to increase the authorized shares of Nabi common stock from 125,000,0000 shares to 200,000,000 shares.

FOR ☐	AGAINST ☐	ABSTAIN ☐

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2.

2. To approve an amendment to the Nabi certificate of incorporation to change the name of Nabi from “Nabi Biopharmaceuticals” to “Biota Pharmaceuticals, Inc.”	FOR ☐	AGAINST ☐	ABSTAIN ☐

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3.

3.      To approve an amendment to the Nabi certificate of incorporation to effect a reverse stock split of Nabi common stock at any time prior to December 31, 2012 at a ratio ranging from four-to-one to eight-to-one, as determined by Nabi’s board of directors in its sole discretion.

FOR ☐	AGAINST ☐	ABSTAIN ☐

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 4.

4.      To approve the issuance of shares of Nabi common stock to Biota stockholders contemplated by the Merger Implementation Agreement, dated as of April 22, 2012, by and between Nabi and Biota Holdings Limited (the “Transaction Agreement”).

FOR ☐	AGAINST ☐	ABSTAIN ☐

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 5.

5.      To approve on an advisory (non-binding) basis the compensation payable to certain executive officers of Nabi under existing arrangements in connection with the transaction contemplated by the Transaction Agreement.

FOR ☐	AGAINST ☐	ABSTAIN ☐

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 6.

6.      To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve any of Proposals 1 through 4.

FOR ☐	AGAINST ☐	ABSTAIN ☐

         To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Stockholder:	Date:	Signature of Stockholder:	Date:

Note:	Please sign exactly as your name or names appear on this proxy. When shares of common stock are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.

Original copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, book-entry confirmation of Shares and any other required documents should be sent or delivered by each stockholder of Nabi Biopharmaceuticals or his/her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042

If delivering by hand, express mail, courier, or other

expedited service:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

By Facsimile Transmission (for eligible institutions only):

American Stock Transfer & Trust Company, LLC

Facsimile: (718) 234-5001

Confirm By Telephone: (877) 248-6417

Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

You may obtain information regarding the Offer

from the Information Agent as follows:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

Banks and Brokerage Firms Call: (203) 658-9400

E-mail: nabi.info@morrowco.com